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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME JC Decaux

*CURRENT ADDRESS

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34631 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/18/04


LEIPZIG
OSLO
TURIN
COLOGNE
GELES
MARSEILLE
AMSTERDAM
HELSINKI
LYON
BANGKOK
RIGA
PRAGUE
COPENHAGEN
MILAN
LISBON
SINGAPORE
VALENCIA
MADRID
DRESDEN
SEOUL
MUNICH
HAMBURG

2003 ANNUAL REPORT

Document de Référence

JCDecaux

964 — 2004

showcasing the world

This document constitutes the English language translation of JCDecaux's 2003 *Document de Référence*,
which was filed with the *Autorite des marches financiers* under the visa No. R 04-055 on April 16, 2004, in accordance with COB regulation No. 98-01.
Only the French version of the 2003 *Document de Référence* is legally binding.

Table of contents

Message
From the Chairman

1964 – 2004: OUR GROUP IS CELEBRATING ITS 40TH ANNIVERSARY

Dear Shareholder,

In 2004, we celebrate the first 40 years of a fantastic adventure on which thousands of men and women have accompanied me as we have built the world's leading street furniture company.

The history of JCDecaux is indistinguishable from that of street furniture. Street Furniture is a relatively new advertising medium that provides a new standard in urban esthetics and a revolution in street-based communications.

What progress we have made since that day in 1964 when I built the first bus shelter on Pont de la Guillotière in Lyon!

In this anniversary year, I would like to express my sincere thanks to the man who first trusted me in this area: Louis Pradel, the former mayor of Lyon, who agreed to conduct a 12-month experiment ... incorporating 40 bus shelters.

I would also like to thank all the men and women who have helped me to build this company into an international group that has operations in 43 countries and 3,500 cities around the world and boasts leading positions in its three principal lines of business.

Lastly, I would like to express my faith in the commitment and determination of the Group's employees who are all driven by the same passion for outstanding quality.

Innovation was at the heart of the initial concept and it remains at the very core of JCDecaux's business. The know-how we have developed since has allowed us to remain at the forefront of this increasingly competitive market.

Jean-Claude Decaux
Founder and
Chairman of the Supervisory Board

Message
From the Co-Chief Executive Officers

The strong results achieved by the Group in 2003 reflect a development strategy based on a careful balance of organic and acquisitions-driven growth reinforced by rigorous implementation.

This has allowed the Group to take advantage of the roll-out of its new contracts, notably in Chicago but also in the Asia-Pacific region and in South America in what was a difficult economic environment.

The Group has also consolidated its competitive position in Germany, the largest advertising market in Europe, by increasing its equity interest in Wall AG to 35% and in the United States by acquiring 50% of Wall USA. JCDecaux is now present in four of the five principal advertising markets in the United States.

In 2004, the focus of our development strategy will be on organic growth. The principal opportunities are the street furniture contracts for the cities of New York and London, as well as the gradual opening up of the Asia market. We will also look to make selective acquisitions in Europe whenever opportunities arise that will enable us to consolidate and develop our positions.

The fact that JCDecaux is present in 43 different countries on four continents confirms the quality of its business model and its ability to develop its activities all around the world. This is why we are convinced that the rapidly developing markets in Asia and America offer tremendous potential for continued growth.

Jean-François Decaux
Chairman and Co-CEO

Jean-Charles Decaux
Co-CEO

Company overview

Financial highlights

2003 REVENUES BY REGION
(in € million)



Asia-Pacific 6%
Americas 7%
United Kingdom 14%
Europe 37%
France 36%

REVENUES BY BUSINESS
(in € million)



543
1,578
1,544
Street Furniture 798 840 837
Billboard 411 443 428
Transport 334 295 279
2001
2002
2003

2003, our Group revenues declined by 2.2% to €1,543.8 million. Excluding acquisitions and disposals, and the impact of foreign exchange, organic revenue growth was +1.3%. Street Furniture revenues decreased by 0.4% to €837.0 million. Excluding acquisitions and the impact of foreign exchange, organic revenues grew by [illegible]%. Billboard revenues decreased by 3.4% to €427.6 million. Excluding acquisitions and disposals, and the impact of foreign exchange, organic revenues were [illegible]ally flat. Transport revenues declined by 5.3% to €279.2 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 3.2%.

EBITDA[1] BY BUSINESS
(in € million)



377
405
417
Street Furniture 306 340 349
Billboard 48 55 54
Transport 23 10 14
2001
2002
2003

2003 EBITDA[1] BY REGION
(in € million)



Asia-Pacific 1%
Americas 1%
United Kingdom 9%
Europe 44%
France 45%

2003, EBITDA grew by 2.9% to €416.9 million. Group's EBITDA margin reached 27.0% of consolidated revenues – representing the highest margin among international outdoor advertising companies. Growth in EBITDA was driven by the Group's solid organic revenue performance, combined with strong control over operating costs in established countries and by a positive contribution from the United States and Asia-Pacific regions.

OPERATING INCOME BY BUSINESS
(in € million)



201
211
230
Street Furniture 169 189 203
Billboard 18 23 21
Transport 14 (1) 6
2001
2002
2003

Operating income was €230.1 million in 2003, up 9.0% compared to 2002. This was driven by an improvement in EBITDA combined with a reduction in depreciation charges and provisions. Operating margin reached 14.9% of the Group's consolidated revenues in 2003.

(1) EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization.

The Outdoor
Advertising Market

Independent data with respect to outdoor advertising are less available and less consistent than in other fields of advertising. In an attempt to provide the most accurate information possible, we have drawn the following data from a variety of sources. When such sources gave conflicting data, we attempted to reconcile this information in light of our own experience in this market.

1. OUTDOOR MARKET SEGMENTATION

Three main segments

Outdoor advertising consists of three principal types of activities: advertising on billboards ("Billboard"), advertising on and in public transportation vehicles and stations ("Transport"), and advertising on street furniture ("Street Furniture"). Billboard is the most traditional and continues to be the most utilized form of outdoor advertising. Transport consists of advertising in or on buses or subway cars, inside bus, subway and train stations, and inside airports and ferry terminals. Advertising on street furniture (bus shelters, free-standing information panels [MUPI®], large-format [Senior® 8m²] advertising panels and multi-service columns) is the newest. It is also the fastest growing segment. Other outdoor advertising activities, such as advertising on shopping trolleys or in gas stations, are grouped together as "ambient media".

Based on our knowledge of the market, we estimate that, in 2003, Billboard accounted for more than 50% of worldwide outdoor advertising spend, Transport accounted for approximately 26%, Street Furniture accounted for approximately 18% and ambient media accounted for the remaining 6% *(source: JCDecaux)*.

The size of the outdoor advertising in the advertising market

In 2003, outdoor advertising sales worldwide were approximately €17 billion, representing 5.3% of worldwide advertising spend, estimated at €321 billion *(source: ZenithOptimedia estimates, December 2003, based on a 2002 average annual exchange rate of €1.061 per U.S. dollar)*. In this latest analysis by ZenithOptimedia, used as a reference for these statistics, advertising spend was based upon data converted in US dollars on the basis of 2002 exchange rates. Since the dollar weakened considerably against the euro in 2003, ZenithOptimedia's analysis understates the importance of revenues generated in countries outside the United States. We believe that ZenithOptimedia should significantly restate its data related to outdoor advertising sales achieved in other currencies than the US dollar, when an updated study is released in July 2004.

Outdoor advertising spend, expressed as percentage of the overall display advertising market, is most significant in the Asia-Pacific region, where it accounted for 9% of such overall market in 2003. Outdoor advertising in North America, Europe and South America accounted for 4%, 7% and 1%, respectively, of overall advertising spend in 2003.

Faster growth in our key markets

Analysis of advertising expenditure by ZenithOptimedia demonstrates that global outdoor advertising has until recently grown faster than the other display media as a whole (broadcast and cable television, radio, newspapers, magazines, cinema).

For the period 2003-2006, ZenithOptimedia anticipates that growth in outdoor advertising worldwide may be impacted by relatively weak growth in the Asia-Pacific region. Based on our knowledge of the market, however, we estimate that growth in outdoor advertising will vary significantly from one Asian country to another, and that certain countries will offer major growth opportunities. Such is the case especially in Japan, where we are benefiting from the booming business in shopping centers, and in Thailand, where we recently successfully introduced the concept of Street Furniture in Bangkok.

In North America and Europe, ZenithOptimedia predicts that the growth rate of outdoor advertising will be higher than for other media, which should lead to an increase in market share for outdoor advertising. During the period 2003-2006, the average annual growth rate for outdoor advertising in North America should be 5.0%, compared with 4.5% for the overall advertising market. Likewise, in Europe, average annual growth of outdoor advertising should reach 4.2%, compared with 3.9% for the overall advertising market. Since we derive nearly 95% of our revenues from North America and Europe, we should benefit from the expected growth in spending on outdoor advertising in these areas.

In Latin America, ZenithOptimedia's forecasts have been unstable due to currency fluctuations, especially against the U.S. dollar. However, after a period of relative stability, ZenithOptimedia forecasts that the growth rate of outdoor advertising spend should be significantly greater than for the advertising market as a whole. For the period 2003-2006, the average annual growth rate for outdoor advertising should reach 4.6%, compared with 1.8% for the overall advertising market. Our position in major cities in the region will profit from this return to positive growth for the medium.

Particular markets, where we are present, are growing more strongly. In the United Kingdom, our second largest market, the market share of outdoor advertising in the media mix, which passed 9% for the first time in the third quarter of 2002, reached nearly 10% for the first time ever in the third quarter of 2003. In the fourth quarter of 2003, outdoor revenue growth was 13.8% resulting in a growth figure for 2003 as a whole of 10.4%. For the first time, outdoor advertising market share in the United Kingdom should exceed 9% in 2003 *(source: Outdoor Advertising Association/Advertising Association)*.

2. OUTDOOR ADVERTISING: AN INCREASINGLY RELEVANT COMMUNICATION CHANNEL

A growing audience

The audience for outdoor advertising has grown significantly during the last five years, with people spending more time outside of their homes, whether driving, walking on the street, or in trains, railway stations or airports. Outdoor advertising displays have developed rapidly in shopping malls, grocery retailers, pubs, nightclubs and even car parks. Recent innovations and technological advances in the quality of many outdoor advertising displays, such as scrolling billboards developed by JCDecaux and plasma screens, which we successfully adapted to the needs of the outdoor advertising market, have contributed to growth.

Recent studies issued by the U.S. Department of Transport show that the time that Americans spent driving to and from work everyday increased by an average of 14% over the past ten years. The number of miles driven and the number of car trips taken also increased by 50% over this period. The study found that the length of car trips has increased and that Americans spend an average of one hour per day in their cars *(source: US DOT/National Household Travel Survey/CTPP 2001).*

In many countries, the average number of vehicles per 1,000 inhabitants has been growing steadily, contributing to higher levels of road traffic. In France, more than 60% of the working population leaves its hometown every day to go to work, which is 15% more than 10 years ago and 30% more than 20 years ago *(source: Insee surveys for 1999, 1990, 1982).* In the European Union, the average number of vehicles per 1,000 inhabitants increased by 23% between 1990 and 2002, with the highest level of growth being in Spain where vehicle density rose by 37% over that period *(source: Committee of French Car Manufacturers).* In South Korea, where we have a Street Furniture contract in the capital Seoul, growth was 285% over this period. Over the same period, Brazil and Japan recorded a growth of 34% and 26% respectively. These areas should therefore represent a significant basis for the growth of outdoor advertising in the years to come.

According to Airports Council International (ACI), passengers volumes in airports have returned to growth rates experienced prior to the tragic events of September 11th, 2001 in the United States, the Iraq war and the SARS virus. ACI Europe recently reported that airport traffic figures for December 2003 compared with December 2002 show an overall increase in air passenger traffic among member airports. The airports of Prague (+32.2%), Budapest (+23.2%), London Stansted (+21.3%), Manchester (+11.5%), Vienna (+16.4%), Rome-Fiumicino (+9.8%) and Barcelona (+9.8%) experienced a significant increase in air passenger traffic over December 2002 *(source: ACI EUROPE Airport Traffic Report, December 2003).* BAA passenger number for the seven airports they operate in the United Kingdom, including Heathrow, increased by 22% during the fourth quarter of 2003 compared with the fourth quarter of 2001, the period that immediately followed the tragic events of September 11, and by 10% compared to the fourth quarter of 2000, the last comparable quarter unaffected by subsequent events.

The rebound in air traffic growth should continue and accelerate as a result of a number of significant events scheduled for 2004 in Europe. The addition of 10 new countries to the European Union in May 2004 is likely to have a profound impact on the number of people choosing to fly to and from these countries inside the expanded Union. In the sporting arena, the European Football Championship in Lisbon and the Olympic Games in Athens should also contribute to higher passenger numbers in airports in 2004.

Increasing pressure on time "in-home"

As many studies show, outdoor advertising continues to benefit from the increasing fragmentation of the "in-home" advertising market, where increasing numbers of cable, satellite and broadcast television channels, as well as Internet sites compete for the viewer's attention. In the United States, the strong growth of the Internet is threatening the effectiveness of television advertising. A recent research from the UCLA Center for communication policy reveals that consumers are increasingly surfing the web instead of watching television. The average web user spends 11.8 hours a week online, more than half of which was previously devoted to watching television. This study also shows that Internet users watch 28% less television than non-Internet users. The rise of high speed Internet, now used by 36.8% of American users, has also had a significant impact on media consumption habits in the United States. Internet users without high-speed connection tend to connect to the Internet for relatively long periods of 30 minutes, whereas users with high-speed access tend to go online in short bursts, coinciding with television commercial breaks.

In 2003, JCDecaux participated in a study conducted by the BBC in the United Kingdom, examining how available people are to consume media and how they use their time in a normal week. The people selected for this study recorded on a Palm Pilot what they were doing and where, for each half-hour of each day. This study showed that, on average, people were out of home as much as they were in home and awake. Harder to reach audience segments spend significantly more time out of home and are therefore more likely to be exposed to outdoor advertising. When in home, time constraints imply that most people continually multitask, with very little time being devoted to the sole purpose of watching television.

This study also showed that television is increasingly a secondary activity, or used as background medium to another occupation. Television viewers are less and less a captive audience, and television is therefore becoming an increasingly less effective communication channel. Outdoor advertising, conversely, has expanded to many different locations where people spend time when they are not at home. This is demonstrated by the recent development of street furniture style products in streets, shopping malls, car parks, grocery outlets and airports are all testament to this. Advertisers can thus capitalize on the time consumers spend away from home.

A very competitive medium

Despite an extremely competitive environment, due to the continued decrease in advertising rates for television and print media, outdoor advertising continues to offer a cost per contact that is significantly lower than that of other media.

For €1,000 spent on advertising in the United Kingdom in 2003, outdoor advertising offered 461,270 contacts *(source: Outdoor Advertising Association/Postar)*, compared to 283,568 contacts through radio *(source: Initiative Media)*, 118,680 contacts through broadcast television *(source: Initiative Media)*, and 56,252 through newspapers *(source: National Readership Survey/Initiative Media)*.

Reliability and improvements in audience measurement

In the media world, the most mature forms of advertising have tools that allow buyers of a medium to effectively plan their campaigns. Outdoor has traditionally lacked reliable audience measurement tools which are used by other major advertising media. For several years, JCDecaux, through its subsidiary JCDecaux WorldLink, has pioneered the development of audience measurement for outdoor advertising. In 2003, we made significant developments which will further enhancing the attractiveness of this medium to advertisers.

We have significantly contributed to the development of a consistent approach to outdoor audience measurement in Europe, the United States and the Asia-Pacific region. Using our reputation, we developed a reference methodology, or "best practice" of audience measurement, together with other key players in outdoor advertising. This methodology, which has been gradually implemented with success in various regions of the world, should improve the level of coverage and increase the periodicity of audience measurement in order to allow comparability both with other main advertising media and from one outdoor market segment to another. Global and multi national advertisers will thus find it easier to replicate strategies from one media to the other, increasing the ease of use and effectiveness of the medium. This system of best practice has already been adopted by the United Kingdom, Sweden, Ireland and Finland.

In one of our major markets, France, the Street Furniture business recently decided to join Affimétrie®, the major measurement agency which was previously restricted to the audience for Billboard. This will result in a more complete measurement of the outdoor medium in Europe's most important outdoor market. Further developments are planned in 2004 to bring the system used by Affimétrie® more in line with the international standard or "blueprint".

Still in connection with development of its expertise for the advertising industry, JCDecaux Airport France has recently introduced, in partnership with Ipsos, the first on-site, single source audience poll ever conducted in Europe for airport media. The "Media Aéroport Performances" (MAP) is designed first and foremost to better understand the media audience, by providing precise quantitative measurements of the airport audience.

This survey will also make it possible, as a result of specifically designed media software, to measure the performance of media through indicators widely used by the advertising industry: measurement of coverage, number of contacts, GRP, cost per thousand of persons reached, etc., all this information being available by face or by network – a major innovation for this type of medium which could then measure its impact just like print, TV, or radio media in France.

Following work we conducted in Denmark, the industry in the United States, Italy and Switzerland has developed audience measurement systems following the global standard described above but have attempted to improve one area of the new approach to measurement by employing GPS (Global Positioning System) devices to monitor the movement of representative samples of people. The GPS collection of peoples' journey patterns may provide significant benefits compared to the previously memory-based methods of collection. The number one advertising market in Europe, Germany, has also decided to employ this method of data capture and will test the technology in Spring 2004. It is likely that they will build upon the substantial body of work already completed by Swiss Poster Research (SPR), which is heavily supported by Affichage Holding, leader in outdoor advertising in Switzerland. SPR has developed an advanced GPS device and post data collection analysis software, specifically to accurately map the movement of individuals and relate these movements to individual poster sites.

In the United States, the industry has adopted the principal of the system pioneered in Europe, and the two major American research organisations, Arbitron and Nielsen Media Research, are seeking to bring GPS based audience accountability to this market. Nielsen has established an advisory council, on which JCDecaux sits along with other major stakeholders from the advertising industry. Nielsen is planning to conduct a major audience measurement survey of outdoor advertising displays in Chicago in the spring of 2004 with results scheduled for the summer. This represents a key development in the US market, where outdoor advertising has for a long time suffered from a lack of reliable measurements compared to other media. This situation may explain why advertising expenditures in outdoor advertising have been relatively weak for so long in the United States in comparison to European markets.

In many of the markets described above, the measurement system, which was previously used only in the Billboard business, have been extended to all types of outdoor advertising, including transport advertising and the newer retail based products. This will soon allow advertisers to more easily plan their campaigns and buy a better co-ordinated portfolio of outdoor products, further boosting the attractiveness of this medium.

Finally, in many markets, JCDecaux has significantly invested in studies designed to evaluate the effectiveness of outdoor advertising campaigns and such studies, when conducted on a broad range of campaigns, are of particular relevance to advertisers. In 2003, in Sweden and the Netherlands, these studies were enhanced by use of the Internet for data collection. This allows a greater range of studies to be cost effectively measured along with a faster turnaround of results for our advertiser and agency customers.

3. COMPETITIVE ENVIRONMENT

Three major global competitors

In general, we compete for advertising revenues against other media such as television, radio, daily, weekly and monthly newspapers, magazines, cinema and the Internet.

In the area of outdoor advertising, several major international companies operate in all three principal market segments and in multiple countries. Our major competitors internationally are Clear Channel and Viacom, acting through their affiliates.

The twelve largest outdoor advertising groups in terms of market share, based on 2003 revenues, are set forth in the following table in order of magnitude:

Company	Nationality	Revenues (in million $)	Geographic Presence
Clear Channel Outdoor	United States	2,174	United States, Europe, Asia-Pacific, South America, Africa
JCDecaux (1)	France	1,753	Europe, United States, Asia-Pacific, North and South America
Viacom Outdoor	United States	1,748	United States, Mexico, Europe
Lamar	United States	810	United States
Ströer / DSM (2)	Germany	450	Germany, Poland
Affichage Holding	Switzerland	217	Switzerland
Metrobus (3)	France	150	France
Maiden	United Kingdom	144	United Kingdom, Ireland
AWK (2)	Germany	142	Germany
Cemusa	Spain	94	Spain, Portugal, Mexico, South America
Wall	Germany	85	Germany, Netherlands, Turkey, Russia
Pattison (4)	Canada	80	Canada

Sources: Research reports, press releases and Internet sites of the companies, and estimates of JCDecaux Group, with currency translations based on an average quarterly exchange rate of $/€ 0.8806 in 2003 and an average annual exchange rate of $/£ 0.6114 and $/SWF 1.3443 in 2003.

(1) This amount includes neither revenues generated by Affichage Holding, a Swiss company in which JCDecaux is the principal shareholder with a 30% interest, nor revenues of Wall AG, a German company in which JCDecaux owns a 35% interest.

(2) Gross 2002 revenues, since net 2003 revenues were not available.

(3) 2002 revenues, since 2003 revenues were not available.

(4) JCDecaux estimate.

NET INCOME GROUP SHARE (in € million)



Net income Group share
10
26
Net income Group share before amortization of goodwill and exceptional items
87
92
113
2001
2002
2003

FREE CASH FLOW(2) (in € million)



2003
189
2002
168
2001
(23)

In 2003, net income Group share increased by 57.3% to €40.9 million. This strong performance was primarily due to the increase in operating income combined with lower interest expense. Adjusted net income Group share before goodwill amortization and exceptional items increased by 22.3% to €113.0 million.

Free cash flow improved by 12.8%, to €189.4 million in 2003.

Given the Group's strong operating cash flow, net debt as of 31 December 2003 was €635.8 million. JCDecaux is rated "Baa2" by Moody's and "BBB" by Standard and Poor's.

DEBT/EQUITY RATIO



2001
56%
2002
47%
2003
48%

2003 EMPLOYEE BREAKDOWN



Senior executives 1.5%
Managers 11.1%
Skilled employees 16.5%
Employees 44.6%
Workers 26.3%

EMPLOYEE BREAKDOWN BY REGION



Asia-Pacific
7,336
7,079
6,915
Americas
351
344
357
206
198
218
Europe
2,583
2,518
2,507
United Kingdom
701
679
639
France
3,495
3,340
3,194
2001
2002
2003

(2) Cash from operations less change in working capital, less net capital investments (tangible and intangible assets).

The Year 2003

In 2003, we pursued our development primarily through organic growth, winning public tenders for Street Furniture and Transport contracts and building business alliances. The Group also completed several acquisitions, which enabled us to strengthen our presence in Germany and in Central Europe.

1. CONTRACTS

Europe

- In Spain, we renewed the advertising concession for the Barcelona metro which carries 321 million passengers per year for a duration of 5 years, in partnership with Publimedia (Dragados). From 2004, JCDecaux will offer more than 4,000 m^2 of advertising space incorporating 1,620 information panels (MUPI®), 150 billboards (8x3) and 1,920 new sites on stairs and escalators.
- In France, JCDecaux renewed its street furniture contracts with the cities of Bayonne, Calais, Le Havre, Saint-Brieuc, St Raphaël, Villeneuve-d'Ascq as well as the District of Lorient.

Asia-Pacific

- In China, we inaugurated a street furniture program in Macao, our first street furniture contract in this country. Signed in 2001 for a 20-year term, this contract involves renovating all of the city's existing street furniture and provides for the installation of 240 new panels.

2. BUSINESS ALLIANCE

- In March 2003, we entered into a four-year pan-European outdoor advertising commercial alliance with Masterfoods. This partnership covers Masterfoods' three divisions (food, confectionery, and petfood) for advertising campaigns that will be displayed in 16 European countries.

3. PARTNERSHIPS AND ACQUISITIONS

- In April 2003, we acquired Alma Quattro, the leading outdoor advertising company in Serbia-Montenegro, through Europlakat International (EPI), our 50/50 subsidiary with Affichage Holding. Alma Quattro, among other things, holds the street furniture contract for the city of Belgrade.
- In August 2003, we increased our stake in Gewista, the leading outdoor advertising company in Austria to 67%. The remaining 33% interest in Gewista is held by Progress Beteiligungsges MbH. Gewista and its subsidiary Europlakat International constitute a platform for growth of our outdoor advertising business in Central Europe.
- In October 2003, we increased our stake in Wall AG, one of the leaders in Street Furniture in Germany to 35%, partly by acquiring the shares previously owned by Clear Channel. In addition, we acquired 50% of Wall USA, Wall's U.S. subsidiary, which holds the 20-year street furniture contract with the city of Boston.
- In November 2003, JCDecaux España acquired 25% of JCDecaux & Sign (Spain) for €5.7 million. Upon completion of this acquisition, JCDecaux & Sign has become a wholly-owned subsidiary of JCDecaux España.

Many local competitors

In addition, we also face local competition, particularly in the Billboard segment, the major ones of which are listed below:

- France: Metrobus (Transport advertising) and Liote/Citylux (ilu-minated advertising).
- United Kingdom: Maiden (Billboard), Primesight (Billboard) and Van Wagner (Billboard).
- Belgium: Belgian Poster (Billboard) and Business Panel (Billboard).
- Germany: Ströer/DSM (Billboard and Street Furniture), Freund Group (Billboard), AWK (Billboard), Degesta (Street Furniture) and DERG (Street Furniture and large format Billboard).
- Austria: Aussenwerbung/Ankünder (Billboard), Ankünder Steiermark (Street Furniture) and Heimatwerbung (Billboard).
- Spain: Cemusa (Street Furniture).
- United States: Lamar Advertising Company (Billboard), Interspace (Transport advertising), Regency (Billboard), Adams Outdoor (large format Billboard), Van Wagner (Billboard and telephone booths) and Tri-State/PNE Media (large format Billboard).
- Canada: Pattison Outdoor (Street Furniture, Billboard and Transport).
- Australia: APN (Transport advertising), acting especially for Buspak (Transport advertising) and Adshel (Street Furniture), Cody & Australian Posters (Billboard) and Eye Corporation.

In other countries, we face numerous local competitors, some of which are leaders in their particular business activity.

One Business,
Three Segments

1. OUR STRATEGY

JCDecaux reaches over 150 million people everyday through a unique network of advertising displays. Our objective is to continue to strengthen and expand this network in areas of high population density and high living standards in order to continue to grow and to further improve our profitability, which is already among the highest, if not the best, in the industry.

To achieve this objective, our strategy is to:

- pursue organic growth, by winning new contracts for advertising concessions in cities, metros and airports that we deem most attractive;
- make targeted acquisitions to gain or strengthen our leadership position, to improve our share of the outdoor advertising market by building a national network and, as a result, to increase our pricing power;
- maximize the commercial attractiveness and profitability of our advertising networks in every country where we operate.

Organic growth

We seek to continue to build the most attractive advertising networks for our advertisers in each of our three business activities by:

- targeting cities, airports and other transportation systems in each country and using our position in these cities or airports to develop strong national networks;
- create new products and services that anticipate or respond to the needs of cities, airports and other transportation systems and providing unequalled maintenance service to win public tenders for advertising concessions;
- using proprietary market research tools (like Géo-Logic®) to build advertising networks that meet the demand and budgets of our advertisers (homogeneous national or regional coverage, targeted networks, time-share campaigns, etc.);
- offer a wider audience to advertisers who target their audience both in downtown areas, through a street furniture network that is unique in Europe, and in city outskirts, through a national display network in most European countries;
- develop a comprehensive pan-European presence in each of our key business activities to respond to the growing demand of our largest international advertisers;
- develop operational methods that make it possible to adapt and build networks as a function of advertisers' requirements.

Exploiting acquisitions opportunities

We believe that our leading market positions and the strength of our network, particularly in Europe, give us a significant advantage in seizing acquisitions and partnerships opportunities to enter new markets or strengthen our leading position in such markets.

This strategy enables us to expand in cities where contracts have already been awarded, capitalize on synergies of our operations at a national level or complete our product offering. Our partnership with Gewista signed in 2001 and strengthened in 2003 by increasing our stake to 67%, enabled us to extend our Billboard and Street Furniture networks in nine countries in Central Europe and to become the number one outdoor advertising company in Austria. In Italy, JCDecaux formed a partnership with IGP since 2001, IGPDecaux has become the number one in outdoor advertising and now has a truly national presence in billboard and transport advertising. This national dimension has strengthened our commercial capability in Italy, helping us to win the street furniture tender in Naples and to sign a partnership for advertising in the airports of Rome.

We believe that we have successfully integrated the companies which we have acquired or with which we have entered into a partnership in recent years, in countries such as France, Sweden, the Netherlands, Germany, Spain, Portugal and Italy. Based on this experience, we also successfully completed the integration of recently acquired companies, especially Gewista in Austria.

The main elements of our acquisition strategy include:

- acquiring, or establishing partnership agreements with companies holding strong positions in their market;
- capitalize on our resources (products, operating expertise, marketing strength) to develop and maximize these new markets;
- develop commercial synergies;
- mutualize and reduce costs.

Maximizing the potential of our network

We will continue to maximize the growth potential and profitability of our advertising network by combining our long-standing experience in outdoor advertising, with our unique international presence, state of the arts products, and an innovative sales and marketing. In particular, we aim at:

- retaining control of the locations of our street furniture products, to maximize the visibility and advertising impact of our networks for advertisers;
- pursuing sales and marketing innovations and maintain a pricing policy that reflects the superior quality of our networks;
- capitalizing on the complementarity of our Street Furniture, Billboard and Transport businesses to develop pan-European business alliances and/or offer multi-country and/or multi-format advertising campaigns to major international advertisers;
- continuing to develop outdoor market research and audience measurement to reinforce the attractiveness of the outdoor medium;
- conducting sophisticated socio-demographic, behavioral, consumer, displacement and audience studies to build networks that respond to our clients' advertising objectives;
- providing quantitative audience data to measure the performance of our networks on a specific audience.

2. STREET FURNITURE

2.1. THE CONCEPT OF STREET FURNITURE

A simple but innovative idea

In 1964, Jean-Claude Decaux invented the concept of "street furniture" around a simple but innovative idea: to provide well-maintained street furniture free of charge to cities and towns in exchange for the right to place advertising on such structures. From the beginning, street furniture became a very attractive communication medium for advertisers, because it gave them access to advertising space in city centers in areas where advertising was generally very restricted.

State of the arts products

For over 40 years, we have been designing and developing street furniture products that combine design and public service for cities with advertising effectiveness for advertisers.

Our Group:

- designs innovative, high-quality products that enhance the quality of urban life, such as: "Abribus" bus shelters, free-standing information panels (MUPI®), automatic public toilets, larger format advertising panels (Senior®), multi-service columns (such as the Morris columns in France), kiosks for flowers or newspapers, public trash bins, benches, citylight panels, public information panels, streetlights, street signage, bicycle racks and shelters, recycling bins for glass, batteries or paper, electronic message boards and interactive terminals. We develop a coordinated range of street furniture by working closely with internationally renowned architects and designers, such as: Mario Bellini, Philip Cox, Peter Eisenman, Norman Foster, Christophe Pillet, Philippe Starck, Robert Stern, Martin Szekely and Jean-Michel Wilmotte;
- determines, according to advertising potential, the amount of advertising space needed to finance a city or town's street furniture equipment needs;
- selects advertising locations and positions its products to maximize the impact of advertising. For example, we position advertising space on bus shelters head-on to road traffic;
- offers a mix of advertising and public services products that enable us to improve the quality of life in cities and towns, while maximizing the "opportunities to see" our advertising products. We design multi-functional street furniture (bus shelters and multi-service columns integrating a public phone, an automatic public toilet or a point-of-sale transportation ticket vending machine) that blends in with the city landscape, reduces street clutter and provides the highest level of service.

Priority given to maintenance and service

We are recognized by cities, towns and advertisers for the quality of our maintenance services furnished in connection with our street furniture contracts. As of December 31, 2003, approximately two thirds of our Street Furniture employees were responsible for the cleaning and maintenance of our street furniture and for poster management. We require all of our maintenance employees and those responsible for the hanging of posters to undergo rigorous training in our in-house facilities to ensure that they will continue our know-how and our excellent reputation for maintenance service of our street furniture, which contributes to our international renown.

2.2. STREET FURNITURE CONTRACTS

Characteristics of contracts

Street furniture is installed primarily in city center locations and along major commuting routes where pedestrian and automobile traffic is the most significant. Street furniture contracts generally require us to supply products which contain advertising space, such as bus shelters, free-standing information panels (MUPI®), columns, etc., and may also require us to supply and install non-advertising products, such as benches, public trash bins, electronic message boards or street signage. In exchange, we are granted the right to sell the advertising space located on such street furniture.

When we pay an advertising fee, the cost of such fee is generally compensated for, in whole or in part, by the fact that we install few or no non-advertising products. In 2003, 14% of the revenues of our Street Furniture business went to cities and towns in the form of advertising rents and fees.

Historically, almost all our street furniture contracts were concluded with cities or towns giving us the right to install street furniture in the public domain. Few street furniture contracts were concluded with private landowners. For several years now, we have expanded our Street Furniture business to serve shopping malls, in particular in the United States, Europe, South America and Japan. In the context of the agreements reached with the owners of these shopping malls, we now install street furniture in the private domain.

Our shopping mall contracts typically require us to pay performance-based fees calculated as a percentage of our net contract revenues. In a minority of cases, these contracts also include a minimum rental payment. Maintenance costs, as well as the amount of capital expenditures required in connection with such contracts, are less than those incurred in connection street furniture contracts involving the public domain.

Long-term contracts

Our street furniture contracts have a duration of 8 to 25 years. In France, the contract term is generally 10 to 15 years. As of December 31, 2003, our street furniture contracts had an average remaining term of nearly 9 years (weighted by 2003 advertising revenues and adjusted to account for projected revenues from new contracts, excluding shopping malls). In France, the average remaining term of street furniture contracts is nearly 5 years (weighted by 2003 advertising revenues). Between January 1,

2004 and December 31, 2006, approximately 15.9% of our street furniture contracts (weighted by 2003 advertising revenues) will come up for renewal.

The natural attrition rate of our contract portfolio over the next three years is provided for indicative purposes only and does not necessarily reflect the evolution of either the commercial value of advertising faces which are sold as advertising network packages, or of Street Furniture revenues.

High rate of success in competitive bids

We continue to successfully renew our existing street furniture contracts through competitive bids and to win several new contracts that we compete for. In France, in 2003, we improved our rate of success in competitive bids involving the renewal of existing contracts and the awarding of new contracts. Overall, in 2003, we won 85% of the competitive bids for street furniture advertising (renewals and new contracts) that we applied for in the world, and 89% with respect to France.

2.3. GEOGRAPHIC PRESENCE

Number one worldwide in Street Furniture

We are number one worldwide in Street Furniture in terms of revenues and number of advertising faces. As of December 31, 2003, we had street furniture concessions in approximately 1,500 cities of more than 10,000 inhabitants, totaling more than 291,000 advertising faces in 36 countries. We have a portfolio of street furniture contracts that is unique in the world and that includes advertising concessions in 34 of the 50 largest cities in the European Union. In addition to our public domain operations, we are also present in 565 shopping malls around the world.

We believe that having street furniture concessions in major cities in each country is essential to being able to offer a national advertising network to sponsors. As a result of this unique presence in Europe, we are the only outdoor advertising group able to create, at an advertiser's request, networks that enable advertisers to undertake pan-European advertising campaigns, which more and more international advertisers prefer.

As of December 31, 2003, the geographic coverage of our Street Furniture business was as follows:

Country	Number of advertising faces
France	93,200
United Kingdom	5,300
Rest of Europe (1)	158,000
Americas (2)	15,700
Asia-Pacific (3)	9,300
Total	291,500

(1) Includes Germany, the Netherlands, Belgium, Spain, Portugal, Sweden, Norway, Finland, Denmark, Austria, Croatia, Bosnia, Hungary, Italy, Ireland, Slovenia, Iceland, Latvia, Lithuania, Estonia, the Czech Republic and Slovakia. Among these countries, the majority of faces are in Germany, the Netherlands, Belgium, Sweden, Portugal and Finland.

(2) Includes Argentina, Brazil, Canada, Uruguay and the United States. The majority of faces are in the United States.

(3) Includes Australia, Japan, Korea, China, Singapore and Thailand.

A street furniture network unique in Europe

We have an exceptional presence in Europe as a result of a contract portfolio that is unique in large European cities in terms of population. As of December 31, 2003, we had street furniture concessions in 34 of the 50 largest cities of the European Union[1], as shown in the table below:

City	Country	Population (in millions)	Principal Street Furniture operators
London	United Kingdom	7.17	JCDecaux/Clear Channel (Adshel)
Berlin	Germany	3.39	Wall [2]
Madrid	Spain	2.94	JCDecaux/Cemusa
Rome	Italy	2.55	
Paris	France	2.13	JCDecaux
Hamburg	Germany	1.73	JCDecaux
Vienna	Austria	1.55	JCDecaux [3]
Barcelona	Spain	1.50	JCDecaux
Milan	Italy	1.26	IGPDecaux [4]
Munich	Germany	1.23	JCDecaux
Naples	Italy	1.00	IGPDecaux [4]
Brussels	Belgium	0.98	JCDecaux
Birmingham	United Kingdom	0.98	JCDecaux/Clear Channel (Adshel)
Cologne	Germany	0.97	JCDecaux
Turin	Italy	0.87	[5]
Marseille	France	0.80	JCDecaux
Stockholm	Sweden	0.76	JCDecaux/Clear Channel (Adshel)
Athens	Greece	0.75	Alma
Valencia	Spain	0.74	JCDecaux/Cemusa
Amsterdam	Netherlands	0.74	JCDecaux
Leeds	United Kingdom	0.72	Clear Channel (Adshel)
Palermo	Italy	0.69	
Seville	Spain	0.68	JCDecaux[6] /Cemusa
Frankfurt	Germany	0.64	Ströer
Saragossa	Spain	0.61	JCDecaux
Genoa	Italy	0.61	Cemusa
Rotterdam	Netherlands	0.60	Viacom
Essen	Germany	0.59	Ströer
Dortmund	Germany	0.59	Wall/Ruhfus
Stuttgart	Germany	0.59	JCDecaux
Glasgow	United Kingdom	0.58	JCDecaux
Dusseldorf	Germany	0.57	JCDecaux/Wall [2]
Lisbon	Portugal	0.56	JCDecaux/Cemusa
Helsinki	Finland	0.56	JCDecaux
Bremen	Germany	0.54	JCDecaux
Malaga	Spain	0.52	Cemusa
Hanover	Germany	0.52	Ströer
Sheffield	United Kingdom	0.51	JCDecaux/Clear Channel (Adshel)
Duisburg	Germany	0.51	Ströer

City	Country	Population (in millions)	Principal Street Furniture operators
Copenhagen	Denmark	0.50	JCDecaux/Clear Channel (Adshel)
Dublin	Ireland	0.50	Clear Channel (Adshel)
Leipzig	Germany	0.49	JCDecaux
Nuremberg	Germany	0.49	JCDecaux
Dresden	Germany	0.48	JCDecaux
Gothenburg	Sweden	0.47	JCDecaux
Bradford	United Kingdom	0.47	JCDecaux/Clear Channel (Adshel)
The Hague	Netherlands	0.47	JCDecaux
Antwerp	Belgium	0.45	JCDecaux
Edinburgh	United Kingdom	0.45	Clear Channel (Adshel)
Lyon	France	0.45	JCDecaux

Source: Government census reports and T. Brinkhof: The principal agglomerations of the world, January 2004 (http://www.citypopulation.de).

(1) As of December 31, 2003, the European Union consisted of the following countries: Belgium, Denmark, Germany, Greece, Spain, France, Ireland, Italy, Luxembourg, the Netherlands, Austria, Portugal, Finland, Sweden and the United Kingdom.
(2) JCDecaux owns 35% of Wall's share capital.
(3) We are present in Vienna through our subsidiary Gewista, of which we own 67% of the share capital.
(4) JCDecaux owns 32.35% of the share capital of IGPDecaux.
(5) The street furniture contract with Turin is in the process of a public bid.
(6) We are present in Seville through our subsidiary Planigrama.

In 2003, our street furniture concessions in these 34 European cities accounted for approximately 39% of our Street Furniture revenues. These concessions had an average remaining term of nearly 7 years (weighted by 2003 revenues).

In Europe, we renewed several street furniture contracts, especially in France, Belgium, Finland and Spain.

In France, we have exceptional territorial coverage, with street furniture concessions in 627 cities and towns, including Paris, Lyon, Marseilles, Lille, Bordeaux, Toulouse, Nice, Aix-en-Provence, Toulon and Grenoble, i.e., the biggest French cities in terms of population. Although France, the birthplace of our company, remains our largest country for Street Furniture, its relative share of our Street Furniture revenues continues to decline gradually as our international business develops.

In France, we renewed our street furniture concessions with the cities of Bayonne, Calais, Le Havre, Saint-Brieuc, Saint-Raphaël, Villeneuve-d'Ascq and the District of Lorient.

North America, a priority growth target

We have been present in the United States since 1994, when we won our first street furniture contract in San Francisco. In 2001, in partnership with Viacom Outdoor, we won the street furniture contract with Los Angeles for a term of 20 years. Then in 2002, we won the contract with Chicago, also for a term of 20 years, as well as our first street furniture contract in Canada with Vancouver, the third largest Canadian city.

In 2003, we acquired 50% of Wall USA, a company that holds the street furniture contract with Boston until 2021. As of December 31, 2003, we held, directly or indirectly, street furniture contracts for four of the five largest urban centers in the United States (Los Angeles, Chicago, Boston and San Francisco) and are thus in a position to offer unique coverage to advertisers. We believe that the public bid for a contract with the city of New York, expected in 2004, will provide a major growth opportunity.

The Group extends its expertise to shopping malls

We are also developing our Street Furniture business in the United States in shopping malls, which we view as the real "downtown" of many cities in the United States. In fact, Americans make most of their essential consumer purchases (except for automobiles) in malls where they also go to the movie theater and to restaurants. In addition to a large audience, shopping malls offer the advantage of having a commercial purpose and provide advertisers with an opportunity to advertise close to points of sale. Present in 99 shopping malls in the United States, we have a 40% market share in shopping malls in the 20 largest American urban areas. Our contracts with shopping malls include some of the most prestigious malls in the United States, including Roosevelt Field (New York), The Mall at Short Hills (New Jersey), Water Tower Place in Chicago (Illinois), Century City and Beverly Center in Los Angeles (California).

We have also successfully launched street furniture advertising in shopping malls in other countries. As of December 31, 2003, we had street furniture panels in approximately 395 shopping malls in 14 countries in Europe (Belgium, Bosnia, Czech Republic, Finland, France, Hungary, Portugal, Latvia, Serbia-Montenegro, Slovakia, Slovenia, Spain, Sweden and the United Kingdom) as well as in 46 shopping malls located in Japan's largest cities. We have also successfully developed this business in Argentina, Singapore and Hong Kong.

Key positions in Asia-Pacific and South America

We believe there is significant potential to develop our Street Furniture activities in the Asia-Pacific region and, to a lesser extent, in South America, two geographic areas where the concept of street furniture is still relatively new. Present in these two regions since 1990, we already have street furniture contracts in Sydney in Australia, Singapore, Bangkok in Thailand, Macao in China and Seoul in South Korea (taxi shelters). In South America, we hold street furniture contracts in Salvador de Bahia in Brazil, Montevideo in Uruguay and Buenos Aires in Argentina (shopping malls and gas stations).

Future public bids: a reservoir for growth

We believe that the Street Furniture business has significant growth potential and intend to pursue its international growth in the coming years. New street furniture concessions could be put out for bid in the United States, especially in New York City (public bid expected in 2004), Washington D.C. and Toronto; in Europe, especially in London (public bid expected in 2004) in the United Kingdom, Milan, Rome and Turin in Italy, Budapest in Hungary and Warsaw in Poland; in South America, with Sao Paulo in Brazil; and in Asia, with Beijing and Shanghai in China and Taipei in Taiwan.

2.4. SALES AND MARKETING

We market our street furniture products as a premium quality advertising medium. Grouped in networks, these spaces are sold for advertising campaigns whose duration varies between 7 days (referred to as "short conservation") in France and the majority of European countries, to 15 days in Spain and the United Kingdom, to one month in the United States. We originated the concept of 7-day campaigns, which allows us to increase the number of faces available for new advertisements at the beginning of each week (amounting to nearly a third of our advertising faces in France) and thereby maximize territorial coverage and exposure for an advertising campaign at a given place and time.

We commercialize on our own all of our advertising space to advertisers and their advertising agencies or media agencies. Our rates are specified on standard rate cards, and it is our policy not to offer discounts, other than volume discounts. Rates across our network may vary according to the size and quality of the network, the commercial attractiveness of the city, the time of year and the occurrence of special events, such as the Olympic Games or the World Cup in soccer.

To respond to the diversity of our clients' advertising needs, we offer both very powerful mass media networks and targeted networks built on the basis of sophisticated socio-demographic and cartographic databases to offer a special appeal for precise targets. This selectivity of faces makes it possible to get higher value from our assets.

In 2003, in France, for example, we created Distingo®, a network of 2 m^2 advertising faces (bus shelters and free standing information panels) specifically targeting highly-sophisticated urban women. Likewise, in 2004 we are offering a 2 m^2 product called FamiliConso™ which makes possible specific targeting of households with above-average weekly income, particularly adapted to advertisers of high consumption products.

As indicated in the section "The Outdoor Advertising Market," we have pioneered major innovations that are now being implemented in several countries to improve audience measurement for outdoor advertising.

2.5. CONTRACTS FOR THE SALE, LEASE AND MAINTENANCE OF STREET FURNITURE

Principally in France and in the United Kingdom, we sell, lease, and maintain street furniture, which generates revenues that are recorded in the Street Furniture segment of our financial statements. In 2003, such activities generated revenues of €97.6 million, representing 11.7% of our total Street Furniture revenues. The relative portion of Street Furniture revenues attributable to this activity has declined on a regular basis, as certain contracts reach their conclusion and are not renewed.

3. BILLBOARD

We are the number one Billboard advertising company in Europe in terms of sales. As of December 31, 2003, we had almost 189,000 display faces in 25 European countries and 3 countries in Asia (Thailand, Singapore and Australia), and in nearly 3,000 European cities of more than 10,000 people. The number of faces declined slightly in 2003 in comparison to 2002, following the sale of our Billboard activity in Poland and our strategy to improve the quality of our Billboard network by dismantling certain low-quality panels and, at the best locations, replacing them with high-quality back-lighted scrolling panels.

In 2003, Billboard accounted for 27.7% of our consolidated revenues.

Our billboards generally appear prominently near the principal commuter routes of cities and their suburbs and permit advertisers to reach a wide audience. Our billboard networks are situated in several high-quality locations in terms of visibility in major cities such as Paris, London, Brussels, Madrid and Lisbon, and offer advertisers extensive territorial coverage in each country.

Our Billboard activities also include illuminated advertising, consisting essentially of the creation and installation of large-format neon signs. We also offer wall wrap advertising. Present in 16 countries with 156 neon signs, we currently cover the major European capitals and aim to become stronger in Asia and Central Europe. In 2003, illuminated advertising activity generated revenues of €11.9 million, representing 2.8% of total Billboard revenues.

3.1. CHARACTERISTICS OF BILLBOARD CONTRACTS

We lease the sites of our billboards principally from private landowners and, to a lesser extent, from city and railway authorities, universities or real estate companies. In the United Kingdom, we also own certain sites where we install billboards. With private landowners, we typically enter into short-term contracts (usually 6 years) for one or more sites, and we pay a rent directly to the landowner.

Contract lengths vary greatly throughout our network, often as a result of local law and regulation, but generally do not exceed 5 to 6 years and often provide for automatic renewal. We also have leases with local authorities and railway companies.

3.2. GEOGRAPHIC PRESENCE

We have nearly 189,000 advertising faces in 25 European countries and 3 countries in Asia-Pacific (Thailand, Singapore and Australia). As of December 31, 2003, we had approximately 52,000 large format billboard faces in France. Our most significant city in terms of business was Paris, where we had 1,588 advertising faces, representing approximately one-third of the total market share in that city.

Our neon sign advertising activities are principally located in France, but we are also developing this business in other countries, such as Spain, Portugal, Poland, Hungary and Belgium.

As of December 31, 2003, the geographic coverage of our Billboard advertising faces was as follows:

Country	Number of advertising faces
France	51,800
United Kingdom	12,400
Rest of Europe (1)	124,300
Asia-Pacific (2)	300
Total	188,800

(1) Includes Germany, Austria, the Netherlands, Belgium, Italy, Spain, Portugal, Ireland, Sweden, Norway, Finland, Denmark, Bosnia, Bulgaria, Croatia, Estonia, Lithuania, Latvia, Hungary, the Czech Republic, Serbia-Montenegro, Slovakia and Slovenia.

(2) Includes Australia, Thailand and Singapore.

3.3. OUR PRODUCT OFFERING

Our billboard offering includes a broad range of products, with general coverage packages, offering advertisers a true "mass media" audience, and more specific packages that offer contact with an audience having certain demographic or socio-economic characteristics.

The size and dimension of our billboards vary across our networks, primarily according to local regulation. In all areas, though, our billboards and neon signs are characterized by a high level of quality and visibility, which is essential to attract our advertisers' target audience. Our premium billboards are also illuminated, which we estimate increases their audience size by up to 40%.

New billboards feature successful street furniture concepts, such as back illumination and scrolling panels. The use of scrolling panels increases the number of faces that can be marketed per display and creates new marketing opportunities, such as time-sharing.

Since the acquisition of Avenir in 1999, we have invested significantly to improve the quality of the Billboard network, especially in the major markets of France and the United Kingdom. Each qualitative improvement has enabled us to strengthen the advertising effectiveness of our networks and differentiate our product offering to advertisers. For the most visible and prestigious displays, for example, we have continued to replace fixed panels by 8, 12, and 18 m^2 back-lighted scrolling panels called "Vitrines®". As of December 31, 2003, we had installed almost 2,300 Vitrines® in France, more than 230 in the United Kingdom and approximately 300 spread over eight other European markets, mainly in Belgium, Spain and Portugal.

In 2003, in France, 37% of billboards offered in our short-term campaigns were illuminated, significantly exceeding that of our competitors' networks in France, which had only 25% of their billboards illuminated on average *(source: De Dale and Spass Conseils)*. In the United Kingdom, we also invested in this segment to increase the number of illuminated panels. For the first time in 2003, 50% of our panels were illuminated, compared to 45% for our competitors. This should enable us to continue increasing average revenues generated per face, since these panels reach a more significant audience.

In fact, recent impact studies by Carat, the number one French media agency, and POSTAR, an audience survey institute for outdoor advertising in the United Kingdom, showed that an advertising campaign posted on scrolling panels (such as "Vitrines®") has as much impact as an advertising campaign posted on a fixed panel, even though the exposure time is shorter. In fact, the mobility of the panel attracts attention and reinforces the effectiveness of the advertising message, making this type of panel particularly attractive to advertisers.

3.4. SALES AND MARKETING

We market our billboard network under the Avenir trademark in France and Spain, under the JCDecaux trademark in the United Kingdom, Ireland, the Netherlands and several other European countries, under the Gewista trademark in Austria, under the Europlakat trademark in Central Europe and under the Belgoposter trademark in Belgium.

All advertising space is sold by our own sales forces to advertisers or their advertising or media agencies.

A large proportion of our Billboard business comes from short-term seven to 15 day advertising campaigns, although in some countries, such as France, long-term packages ranging from one to three years also contribute significantly to our revenues. Long-term packages tend to be purchased in order to provide directions to the location of a particular advertiser or to promote its trademark or corporate image.

Because of our unique presence and advertising network in Europe, we are able to offer advertisers pan-European, multi-display and/or multi-format campaigns. Since its creation in 2000, JCDecaux One Stop Shop, a subsidiary that specializes in coordination of advertising campaigns internationally, has undertaken pan-European advertising campaigns for prestigious sponsors like Alcatel, Levi's, Gap, H&M and Mitsubishi. In addition, we have entered into a certain number of pan-European, multi-year strategic alliances with international advertisers, including Unilever and Masterfoods, for which we have become the preferred partner in the area of outdoor advertising.

Unlike street furniture advertising, prices may be discounted from our standard rate cards, consistent with market practice. This practice led us to develop a system that allows our sales force to optimize billboard network sales. Thanks to this "yield management" system, our sales force can follow, in real time, the evolution of supply and demand for our advertising networks and can thereby adjust discounts offered to advertisers in order to sell each billboard network at the highest possible price.

Each billboard network is assembled in conjunction with audience measurement studies that we have actively helped to develop (see the section entitled "The Outdoor Advertising Market"). These audience measurements are compiled on the basis of geo-marketing data and tools, such as "Geo-Logic®", a unique geo-marketing tool that compiles socio-demographic data on movement, behavior, consumption and sectors of activity on the basis of geography crossed with property. We use this data to help our clients to tailor their advertising campaigns to the characteristics of their target audience, such as age, gender, income, Internet usage or the proximity of panels to particular retail stores. This tool has also helped us in optimizing the placement of our panels and selecting new sites.

Constructed thanks to geo-marketing tools and audience measurement studies, our billboard networks address the specific communication objectives of our advertisers. Advertisers can buy networks that provide them with homogenous national or regional advertising coverage, or that focus coverage in a key city, or that are located near stores, movie theatres or metro stations.

Use of these tools also allows us to sell our billboard networks as a "time-share". With the advent of scrolling billboards and remote control technology, we are now able to manage in a very precise manner the display face that appears on a billboard at a given time. We offer our advertisers the option of targeting their potential audience at the times that such audience is most likely to be in the vicinity of a given billboard. Along the Paris *périphérique* (ring road), for example, we now sell separate advertising packages on our panels during the morning, afternoon and evening hours.

Finally, in the United Kingdom, we have developed a new, innovative billboard technology called "Chameleon", which makes it possible to put up two completely different displays, night and day, on a single back-illuminated structure. We financed this innovation and own the exclusive marketing rights to use it for our clients.

4. TRANSPORT

Our Transport advertising business includes the world's leading airport advertising business, advertising concessions in metros, trains, buses, trams, and other mass transit systems, as well as the express train terminals serving international airports around the world. In addition to the 153 advertising concessions we hold in airports, we also have the right to sell advertising space in over 150 metros, trains, buses and tramway systems in approximately 250 cities in Europe, South America and Asia-Pacific. We have a large number of contracts in Italy, which allows us to offer advertisers a national network for advertising in buses. Altogether, we manage 150,000 advertising faces in transport systems throughout 19 countries, with nearly 23,000 faces in airports. This number excludes approximately 500,000 small-scale advertisements on airport luggage trolleys and in bus, tram, train and metro interiors.

In 2003, advertising within our Transport business represented 18.1% of our consolidated revenues. Airport advertising accounted for 66% of our Transport revenues, with advertising in other transport systems accounting for 28%. Marginal operations conducted by subsidiaries in our Transport business, like billboard or cinema advertisements, represented nearly 6% of Transport revenues.

4.1. AIRPORT ADVERTISING

Although it is difficult to obtain reliable industry performance sources for airport advertising, we estimate that, in 2003, we were less affected than other companies by the negative effects of the SARS epidemic in the Asia-Pacific region, where we have relatively few airport concessions. In addition, as a result of the significant improvement in our business in the United States and the good performance of the advertising concessions we have in European airports, particularly in France, we estimate that, in 2003, we increased our worldwide airport advertising market share and strengthened our number one position worldwide in airport advertising.

4.1.1. Geographic coverage

Under a single trade name, "JCDecaux Airport", we reach 30% of worldwide airport traffic with a presence:

- In Europe, with 101 airports, 3 of which are the largest in Europe: London, Frankfurt, and Paris. We manage the advertising concessions for 44 airports in France, including those for the *Aéroports de Paris* (Charles-de-Gaulle and Orly), the 7 British airports of the British Airport Authority (BAA) (including Heathrow, Gatwick, and Stansted), the Frankfurt airport in Germany (in partnership with the Frankfurt airport authority), the Stockholm airport (Arlanda) in Sweden, 19 airports in Spain (including Barcelona, Malaga and Alicante), some Milan airports (Malpensa and Linate) and Rome airports through IGPDecaux in Italy, as well as all of the airports in Portugal and Poland.
- In Asia, with the concession for the Hong Kong airport (Chek Lap Kok), the major entry point into the region.
- In the United States, with concessions in 42 airports, including New York (JKF and La Guardia), Houston, Philadelphia, Miami, Seattle and Washington D.C.
- In Mexico, where we hold the advertising concession for 9 airports in Southeastern Mexico, including Cancún, Mérida and Cozumel, which are managed through a partnering agreement with UDC.

The following table sets forth our activities in the 10 largest destinations by passenger volume in 2003:

City	Passengers (in millions)	Concession holder
London	119	JCDecaux
Tokyo	90	Local company
Chicago	87	Clear Channel (TMI)
New York	83	JCDecaux
Atlanta	79	Clear Channel (TMI)
Paris	70	JCDecaux
Los Angeles	61	Upcoming bid
Dallas	58	TMI/JCDecaux
Frankfurt	48	JCDecaux/Fraport (1)
Houston	42	JCDecaux

Source: ACI Traffic Data for the period September 2002-October 2003.

(1) We have a 39% interest in Mediafrancfort, a joint venture with the Frankfurt airport authority

We hold advertising concessions in airports in 12 countries, mostly in Europe. In 2003, our French subsidiary JCDecaux Airport renewed its concession for the airport of Nice, the largest regional airport in France.

As of December 31, 2003, the geographic coverage of advertising faces in airports was as follows:

Country	Number of airports	Number of advertising faces
France	44	5,432
United Kingdom	8	2,525
Rest of Europe (1)	49	7,362
Americas (2)	51	7,587
Asia-Pacific (3)	1	636
Total	153	23,542

(1) Spain, Germany, Italy, Norway, Poland, Portugal and Sweden.
(2) United States and Mexico.
(3) Hong Kong.

4.1.2. Airport advertising contracts

We seek to obtain the exclusive right to place advertising in airports under concessions granted by the authorities that operate the airports, most of which are government or quasi-government authorities. Concessions are typically granted through competitive bids, for a term that typically ranges between five and ten years. At December 31, 2003, the average remaining term (weighted by 2003 revenues) of our airport advertising concessions was approximately three years and six months.

We pay a percentage of our advertising revenues to airport authorities under our concession agreements, varying between 50 to 70%, on average, of our realized revenues. However, our initial capital investment, which is often assumed by the airport or by advertisers, as well as our ongoing maintenance expenses, are much less than those incurred under our street furniture contracts.

4.1.3. Audience and traffic

Audience in international airports is particularly sought after by advertisers because it typically includes a high percentage of business travelers, who are difficult to reach through traditional media. Such travelers spend a considerable amount of time waiting for flights and luggage, and thus constitute a captive, targeted audience relatively open to receiving an advertiser's message. Airport advertising represents one of the best ways for advertisers to reach this affluent audience which generally has little free time.

As a result of the SARS epidemic in Asia, the number of air passengers declined slightly in 2003 (-2.4%) compared to 2002. The IATA emphasized, however, that during the fourth quarter of 2003, the number of air passengers increased strongly, with worldwide air traffic growing by 5% in December 2003, compared to

December 2002. According to IATA, the forecasts of global air traffic growth should reach 4.9% in 2004, and average annual growth globally should be 3.9% between now and 2007.

4.1.4. Sales and marketing

We sell advertising packages for individual airports as well as packages that allow international advertisers to display their advertisements in multiple airports around the world. In this connection, we believe that our presence in 153 airports around the world is a major asset both with respect to international advertisers, for which we can design national and international campaigns, and with respect to the airport authorities that benefit from our ability to generate greater sales and value per face as a result of marketing advertising displays nationally or globally.

Our global dimension in the area of airport advertising played a major role in the decision of the Frankfurt, Stockholm, and Rome airports, which previously had in-house agencies, to work with us in managing their advertising over a long period to maximize their advertising revenues per passenger.

We design and position our airport advertising structures to blend in with the overall design of airport terminals and to provide our advertisers with the best possible exposure and impact upon their target audience.

Our products include a wide range of advertising structures of different formats, as well as presentation stands and advertising faces mounted on trolleys. These panels are placed where passengers tend to congregate, such as at check-in areas, passenger lounges, gate areas, passenger corridors, and baggage carousel areas, offering advertisers the opportunity to interact with their target audience close to points of sale and to the commercial areas of the airport. We also build custom-made advertising structures for our advertisers, such as oversized models of their products, which have a maximum impact on incoming and outgoing road traffic.

In 2003, in connection with the opening of the new terminal of Paris Charles de Gaulle 2E, with an area of 210,000 m², we inaugurated a giant 450 m² panel for Giorgio Armani at the heart of the check-in area. JCDecaux Airport has also been authorized to install products previously unseen in airports until now, such as oval-shaped advertising "Totems" having a surface area of 12 m².

Aéo®, first televisual medium for the airport-passenger relationship

In 2003, JCDecaux Airport inaugurated "Aéo®", the first 100% digital soundless televisual medium dedicated to the airport-passenger relationship. In terminal 2E of Paris' Charles de Gaulle airport, we installed a televisual channel that includes 40 monitors and a wall screens. With an editorial line focused on sports and leisure, Aéo® broadcasts information in real time to passengers, including information about European or world news or information about the airport, as well as advertising. In the coming years, JCDecaux Airport will expand the Aéo® channel to all Paris airports to create a network of more than 250 screens.

Targeting and measuring of the audience for airport media

A pioneer in audience measurement, we were the first outdoor advertising group to develop a system of audience measurement specifically designed for airports (RADAR), which makes it possible to inventory advertising faces, establish their proximity to points of sale and determine the socio-demographic characteristics of the public that is likely to see the advertising faces. With this tool, we can offer advertisers advertising networks that target a specific audience, such as passengers traveling first class, passengers taking domestic flights or passengers taking long-haul international flights.

In 2003, a major innovation was introduced in airport media in France through the development of a study of audience measurement able to provide to advertisers data on media performance by face or by network. The "Media Aéroport Performances" (MAP) is a survey that now makes it possible to quantify exactly the various airport audience profiles and measure the performance of advertising through a specially-adapted media planning software package.

JCDecaux creates an airport event

To take advantage of the increase in waiting time resulting from heightened security, JCDecaux Airport has also developed several relational marketing actions. These actions aim to present, implement, test or describe products or services to passengers, by taking advantage of the unique opportunity offered by airports for this particular kind of contact. These targeted advertising campaigns enhance the airport environment. In 2003, JCDecaux Airport undertook two relational marketing efforts particularly representative of this development in airport media toward new forms of advertising. LG électroménagers promoted its new refrigerators through display podiums combined with elevator doors wrap up in terminals. In addition, the French perfume commission organized a rotating exhibition of 60 m² over 12 airports using an olfactory laboratory and a library of perfumes.

4.2. METRO AND OTHER TRANSPORT ADVERTISING

As of December 31, 2003, we had 150 advertising concessions with metro, train, bus, tramway and high-speed train systems serving airports around the world.

4.2.1. Geographic presence

We have advertising concessions with the metros of Hong Kong, Santiago in Chile, Bilbao, Barcelona, Milan, Rome, Vienna, Prague and Oslo, and hold advertising concessions for the Eurostar in London and for the Eurotunnel on both sides of the Channel, as well as the express train line serving Oslo and

Heathrow airports. We also hold the advertising contract for the Hong Kong metro for the four urban lines of the Mass Transit Railway (MTR) system. With more than 750 million passengers per year, this system is one of the largest in the world and provides a solid base to expand our advertising business in Asia.

We also hold several advertising concessions on and in bus, tramways and trains throughout the world, including those for Adelaide, Melbourne, Vienna, Oslo, Rome, Milan, Barcelona, Prague and Budapest, and at a national level, in Italy and Sweden.

4.2.2. Metro and other transport advertising contracts

The term of our metro contracts is typically between three and ten years. As of December 31, 2003, the average remaining term (weighted for 2003 revenues) of our metro and other transportation system contracts was four years and seven months. As the initial investment and ongoing maintenance expenses required in metro contracts are typically lower than those required in street furniture contracts, we pay the concession grantors a variable fee, in the form of a percentage of our advertising revenues.

4.2.3. Audience and traffic

The public for metros is comparable to that of billboard and street furniture. We use the same geo-marketing techniques (time-sharing, targeted networks, etc.) to maximize impact of these advertising networks on the metro audience, and the effectiveness of commercial offerings for the advertisers. As indicated above, the effectiveness of audience measurement of transport advertising is gradually improving, as it becomes included in measuring systems that are further developed, as is the case for example in Sweden, Ireland and the United Kingdom. We believe that this tendency will become more generalized as time goes by.

4.2.4. Sales and marketing

In 2003, our transit media experienced great success with advertisers, as a result of certain highly visible advertising actions. In Chile, for example, we covered a metro rail in Santiago in Unilever's colors. In Asia, DHL orchestrated its media strategy in connection with its change of identity around the Hong Kong metro, the Mass Transit Railway. In addition to kiosks that DHL had available in the MTR, the MTR staged a media event consisting of coloring pillars, corridors and walls of principal stations of the MTR system for 11 weeks.

The success of such media events by our Group is closely linked to the constant innovation of its structures and displays and new materials used to undertake the complete coloring of a metro rail, for example. Through our subsidiary Gewista, we successfully market electronic billboards in the Vienna metro. Placed on metro platforms in 34 stations and on certain rails, the screens of the "Infoscreen" system continuously broadcast information programs, cartoons, weather forecasts, entertainment and advertising, reaching a weekly audience of 3 million people.

Our Advertisers

1. KEY ADVERTISERS

In an advertising market that remained difficult for the third year in a row, our base of advertising clients remained stable in 2003. Of our ten top clients in 2001, nine were still among the top ten in 2002 and 2003, and they continued to increase their advertising spend with us. Such was especially the case with Unilever which, in connection with the strategic business alliance developed in 2001 for five years, continued to increase its advertising spending significantly with us, becoming our number one client. In a climate of increasing advertising expenditures in the Telecom and Technology industries, France Telecom once again became one of our major clients, almost doubling its advertising spending with us.

Our advertisers are quite diversified. In 2003, only nine of our advertisers accounted for more than 1% of our consolidated advertising revenues, respectively; only the revenues earned with Unilever reached 2.0%, because of the success of our pan-European business alliance. Our ten largest advertisers, accounting for 14.0% of our consolidated advertising revenues, were: Unilever, PSA, France Telecom, Ford, L'Oréal, Vodafone Group, Nestlé, LVMH, Renault/Nissan and Hennes & Mauritz.

The following table shows the distribution of our advertising revenues by industry in 2002 and 2003:

Industry	% of total revenues 2002	2003
Leisure/entertainment/film	14.1%	14.0%
Retail stores	9.4%	10.2%
Food and beverage	9.6%	8.9%
Luxury and beauty products	8.6%	8.8%
Automobile	8.9%	8.5%
Fashion	7.3%	7.3%
Banking/Finance	7.2%	7.1%
Telecom/Technology	6.5%	7.0%
Services	5.4%	5.3%
Travel	5.4%	5.3%
Wine and Spirits	3.9%	3.9%
Beer	2.1%	2.2%
Government	2.2%	1.8%
Tobacco	2.0%	1.6%
Internet	0.6%	1.0%
Restaurants and other	6.8%	7.1%
Total	100%	100%

In 2003, our advertising clientele was remarkable steady. Most industries' revenues generated with our Group were therefore steady compared to 2002.

In 2003, companies in the leisure and movie industries continued to represent the biggest client category for us, accounting for 14% of our consolidated advertising revenues. In a media market that remained difficult and in which advertisers found it harder and harder to be seen by their target audiences, outdoor advertising has become the "medium of media". Subject to tougher and tougher competition, the large television, film, radio and print companies have turned increasingly to outdoor advertising to promote their products.

The retail industry, excluding clothing, which accounted for 10.2% of our consolidated advertising revenues in 2003 compared to 9.4% in 2002, grew significantly (+11%) and became the second largest industry for us. The steady growth in advertising expenditures by retail industry advertisers was seen in all countries, including France, where the revenues we earned with Carrefour grew strongly.

Despite a slight dip in their advertising spend, food and beverage companies (Nestlé, Kraft) and household products companies (Unilever, Procter & Gamble) accounted for our third largest group of advertisers. Revenues earned from large luxury and beauty products companies (L'Oréal, LVMH and Chanel) continued to grow at a relatively steadier rate than that for other advertisers. Given the relatively few new vehicle introductions in 2003, advertising spend by the automobile industry showed a slight decline. The automobile industry, nevertheless, remained one of our main groups of advertisers.

Fashion advertisers maintained their level of advertising spend and their market share. They have taken advantage of the improvement in Billboard quality, in which we invested heavily in recent years. Despite a slight increase in advertising spending, the contribution of the banking and finance sector to our advertising revenues declined slightly in 2003.

We benefited from the resumption of advertising expenditures in the Telecom and Technology industries, including by certain leading companies in this industry that are among our largest advertisers (France Telecom, Vodafone, Nokia, Samsung).

Advertising spend by the travel industry was steady in 2003, and it remained an important industry for us, accounting for 5.3% of our consolidated advertising revenues.

In 2003, advertising for alcoholic beverages represented 6.1% of our consolidated advertising revenues (including 2.2% for beer), compared to 6.0% in 2002. Advertising for tobacco continued to decline and accounted for only 1.6% of our advertising revenues, compared to 2.0% in 2002. This trend can be explained by the fact that an increasing number of European Union countries have adopted local laws prohibiting tobacco advertising, including, but not limited to, the Netherlands.

Advertising spend by companies in the "new economy" (Internet) resumed, along with the general trend among Technology companies, and accounted for 1.0% of our advertising revenues in 2003, compared to 0.6% in 2002. Advertising for restaurants and electrical products also grew.

2. CHARACTERISTICS OF ADVERTISING CONTRACTS

Advertising contracts are generally entered into by advertising agencies hired by advertisers, but may also be entered into directly with advertisers themselves.

We sell advertising space on structures whose faces are grouped into networks. Advertising campaigns normally last from 7 to 28 days (short term), or over a period of 6 months to 3 years (long term).

Most often, contracts pertain to one advertising campaign and specify the number of panels reserved, the unit prices, the overall budget, the advertisement schedule and the applicable taxes. Once the campaign is launched, we check that the actual advertisements posted correspond to the terms of the contract. Billing for the campaign is calculated on the basis of actual advertisements posted.

3. JCDECAUX ONE STOP SHOP: SERVICING OUR INTERNATIONAL ADVERTISERS

In 2000, we created our subsidiary, JCDecaux One Stop Shop, the purpose of which is to simplify the process of purchasing international campaigns for advertisers that conceive their media strategy on a European scale. Located in London, JCDecaux One Stop Shop is also responsible for developing and managing alliances with international advertisers in the 43 countries where we do business. Since its creation, JCDecaux One Stop Shop has successfully completed several pan-European campaigns for clients like Levi's, Gap, Clarke Shoes, Mitsubishi, Alcatel, Aiwa and Tommy Hilfiger.

Campaigns managed by JCDecaux One Stop Shop are innovative since they take advantage of all creative and international aspects of a poster, the language of which is universal. In 2002, JCDecaux One Stop Shop did a promotion for the concept "Levi's® Engineered Jeans®". Levi's wanted to take advantage of all the creative potential of street furniture by launching a high visual impact campaign, which occurred simultaneously in five European countries and totaled 27,000 advertising faces which were posted on street furniture, in metros, and on building wrap-arounds. JCDecaux One Stop Shop organized a special media event for this client, covering the rear window panels of bus shelters in the biggest cities in each country. This innovative campaign attracted a lot of attention.

JCDecaux One Stop Shop also entered into a pan-European business alliance with Unilever, our leading worldwide advertiser. As a result of this agreement, JCDecaux became the preferred partner for Unilever brands in the 22 European countries covered under this agreement. This agreement represents estimated potential spending of €100 million over five years.

In 2003, we entered into a pan-European business alliance for outdoor advertising with Masterfoods. Concluded for a 4-year term, this partnership covers Masterfoods' three divisions (food, confectionery and pet food) in advertising campaigns that will be displayed in 16 European countries.

These international partnerships enable us to strengthen the attractiveness of our outdoor advertising business to our principal clients.

Sustainable Development

Improve the quality of life, beautify cities, control water and energy use, reduce visual pollution, recycle and reuse waste products, but also implement dynamic management of human resources based on dialogue and teamwork: for many years, we have tried to act as a responsible corporate citizen and taken concrete steps on the ground, from the design of our street furniture products to our relationship with employees, clients and suppliers, to act according to this principle.

In addition to environmental protection, we are involved in good citizenship activities the purposes of which, among others, are to:

- develop a sense of loyalty to the ethical values we all share;
- propose more services to citizens (making available street maps, Internet terminals, devices to measure air pollution, etc.);
- act to promote safety in cities and towns (systematic illumination of furniture and supports, "Double-Info®" simultaneous alert and information system for drivers and pedestrians, etc.);
- improve accessibility to urban infrastructures for people with a disability, with structures and services that are specially designed and adapted;
- support operations designed to show solidarity.

1. HUMAN RESOURCES

Present in 43 countries, all our employees share the Company's core values for professionalism, know-how, transparency and integrity. Our human resources department works hard to create working conditions in which our employees can thrive and fulfill their potential.

Changes in the number of employees

As of December 31, 2003, we employed approximately 6,915 people, a reduction of 2.3% compared to 2002. Faced with a market environment that remained difficult in Europe in 2003, we continued a policy of containing headcount, while adapting our organization to the needs of the market and increasing productivity. Headcount in the Asia-Pacific and Americas regions, however, increased: the renewal of the advertising concession for the Hong Kong metro in early 2003 meant strengthening our commercial and technical teams, and the headcount of our U.S. subsidiary increased by 10% in 2003, to respond to the needs related to our winning the street furniture contract with the city of Chicago.

With nearly 3,200 employees (representing 40% of our operating headcount), France represented 46% of our total headcount at the end of fiscal year 2003. More than 2,000 people, or 60% of our French staff, are based in the Paris region (Ile-de-France), and work in our offices at Plaisir and Neuilly-sur-Seine, in our poster preparation and manufacturing warehouses in Plaisir and Maurepas, or in our five Paris sales offices. Our other employees are spread evenly over 14 regions in France.

Recruitment strategy

We give priority to indefinite term work contracts, rather than using part-time temporary workers or subcontractors. This strategy is directly linked to our quality standards, where priority is given to the transmission of knowledge.

Organization of work time

In France, the organization of work time in our various companies is based on a French agreement called the organization and reduction of working time *(Accord d'Aménagement et Réduction du Temps de Travail)*, initially signed in 1998 and updated in 2002. This accord provides for effective work time of all our itinerant staff of 35 hours per week, with other employees receiving days off *(journées de Réduction du Temps de Travail)*. For part-time employees, the organization of working time is defined on a case-by-case basis by our human resources department.

Outside France, each subsidiary is responsible for organizing work time, on the basis of applicable local law.

Working conditions

Continuous improvement in employee safety and working conditions is a key objective. In 2003, we intensified our efforts in the area of training in regard to safety, by providing more than 8,500 hours of training to nearly 800 participants. Our efforts to improve safety and working conditions have been recognized: at the end of the year, our furniture assembly plant located in the Paris region received the Laplace Prize that recognizes the eight best companies in the Paris region for the efforts made and results obtained to reduce workplace accidents and work-related illness.

Compensation strategy and social insurance contributions

In 2003, despite a difficult economic environment, the Company granted salary increases of 1.35% to 2.4% for employees and skilled employees in France, while managers received salary increases of approximately 1.7%. Employee compensation is based on objective criteria, such as job profile, qualification, and experience. We are in compliance with all legal obligations with respect to contributions to social security related to compensation.

Balanced employee relations

We pay significant attention to the views of our employees, which are expressed in an organized and centralized institutional framework. We attempt to reach formal agreements that are fair to the parties involved in all circumstances. We benefit from the presence of the five major French unions (CFDT, CGT, CFTC, FO, CGC). Employee relations, the principles for which were set forth in a new agreement signed in June 2003, are conducted through the Local Employee Committees, the Central Workers' Council, and the joint labor/management committees that are dedicated to the employer/employee relationship and cover issues such as employee safety, mutual supplemental health insurance, disability insurance, savings plans and training.

Internal communication strategy

Since our initial public offering, the amount of information provided to employees has increased significantly. In 2002, the launch of the home page "Globe" on the Intranet has made it possible to communicate consistently with all of our employees and those of our subsidiaries. They have access to information about current developments within our Group, available in French and English, as well as operational documents and tools.

Employee profit sharing

The principles governing sharing of profits earned by our company with employees depends on each subsidiary. Employees of JCDecaux SA in France are all eligible for a profit sharing plan. The aggregate of all amounts paid in respect of profit sharing during the fiscal year ended December 31, 2003, was €5.8 million. The amount of profit sharing paid in France during the last three fiscal years is as follows:

(in thousand euros)	2003	2002	2001
Contractual Profit sharing scheme *(intéressement)*	5,758	5,637	5,231
Legal Profit sharing scheme *(participation)*	33	39	488
Contribution	(1)	49	101
Total	5,791	5,725	5,820

(1) Not available.

Continuing education

For many years, employee training and continuing education in outdoor advertising has been one of our key focuses. In 2003, the Group began implementing an ambitious program of continuing education designed to pass on knowledge to new employees and to develop and further improve the professionalism of all employees on an ongoing basis.

Our training center, situated in Plaisir in the area of Paris, offers a wide range of courses covering all aspects of our business relating to the use, display and maintenance of our advertising structures and the marketing of advertising spaces. The content of these courses covers, among other things, the use of new technologies, which are increasingly present in our various assignments and require an ever-greater level of expertise. We are dedicated to giving our clients, whether they are towns or advertisers, the highest quality service.

In 2003, more than 2,500 trainees from all over France and our international subsidiaries received more than 30,000 hours of continuing education, a total educational investment of €1.8 million. Investing in continuing employee education and training is an integral part of our human resources strategy that also seeks to develop managerial skills and successful careers. In 2003, in France, JCDecaux signed an agreement designed to grade jobs in the "Operations" division, which applies to over 1,000 employees. Thanks to this agreement job descriptions and related pay scale can be updated and the company is working on improving internal and external mobility for each operation. This new approach constitutes a simple, fair and transparent way of placing employees at the appropriate level and identifying opportunities for mobility.

Attracting young talent

To develop a group of high potential young managers, we work closely with universities and institutions for higher education. In 2003, 139 interns from various backgrounds interned at JCDecaux for periods ranging from a few weeks to one year.

Employment of People with a Disability

We comply with all laws regarding employment of people with a disability.

Breakdown of employees by expertise

As of December 31	2003	2002	2001
Technical	4,380	4,539	4,667
Relations with contractors	406	420	447
Research and Development	107	124	134
Sales and Marketing	1,057	1,033	1,042
Administration and Management	965	963	1,046
Total	6,915	7,079	7,336
France	*3,194*	*3,340*	*3,495*
Outside France	*3,721*	*3,739*	*3,841*



Technical
Relations with contractors
Research and development
Sales and Marketing
Administration and Management
14%
63%
15%
2%
6%

Breakdown of employees by region

As of December 31	2003	2002	2001
France	3,194	3,340	3,495
United Kingdom	639	679	701
Rest of Europe	2,507	2,518	2,583
Americas	218	198	206
Asia-Pacific	357	344	351
Total	6,915	7,079	7,336

France
Asia-Pacific
United Kingdom
Rest of Europe
Americas


3%
47%
36%
9%
5%

Breakdown of employees by category (France)

As of December 31	2003	2002	2001
Senior executives	5	5	5
Managers	530	523	532
Skilled employees	870	635	658
Employees	1,789	1,947	2,063
Total	3,194	3,340	3,495

Employees
Skilled employees
Managers
Senior executives


0.2%
16.6%
27.2%
56.0%

Our Code of Ethics

In 2001, rules of business management behaviour were adopted in the form of a Code of Ethics applicable to all of our employees. This Code of Ethics is currently being updated.

This Code of Ethics sets forth the behaviour principles that every of JCDecaux's employee should comply with in their business relations with the Authorities, customers and suppliers, i.e. : compliance with law and regulations, maintenance of fair competition and compliance with principles of integrity. Each of these principles is articulated in an implementation guide, among which a major one, in terms of integrity, is the absolute prohibition of any form of active or passive corruption.

Regarding employee relations in the work environment, the Code of Ethics sets forth rights (protection against all forms of discrimination, respect for the environment, health and safety) and responsibilities (integrity and loyalty, confidentiality of information, prejudice caused to third-party intellectual property rights) as a JCDecaux employee.

2. RELATIONS WITH CLIENTS AND SUPPLIERS

Constant adaptation to client needs: towns and advertisers

Our success is based on the recognized quality of our products and services, as well as our ability to understand and anticipate our clients' needs, whether they involve cities, towns, transport companies or advertisers. Our keen sensitivity to quality is supported by the ISO 9001 certification of certain subsidiaries, especially in France, Spain, Portugal and Ireland.

Our constant sensitivity to advertisers is reinforced by annual client satisfaction surveys conducted at the initiative of each subsidiary. In France, at the end of 2003, our Marketing Department undertook a satisfaction survey of 150 clients consisting of 100 advertisers, 40 advertising agencies and 8 media agencies.

A central purchasing facility for the Group

Our Industrial Department located in Plaisir (Yvelines, France) supplied almost 75% of all of our offices and subsidiaries in Europe with street furniture and spare parts for maintenance. In the Americas and the Asia-Pacific region, procurement is generally done locally. Acting as a central supply center, the mission of the Industrial Department which has been certified ISO 9001 over 5 years, is to design street furniture, procure parts and subassemblies and assemble them (internally or through subcontractors) for delivery to our various subsidiaries.

The Industrial Department essentially works with small and medium sized French suppliers. In 2003, 80% of the Industrial Department's purchases were made from 80 suppliers, representing 9% of the total range of suppliers. These suppliers are selected on the basis of their ability to respond to our economic, quality and ethical requirements. We periodically audit our principal suppliers, which enables us to make them into real partners motivated by a spirit of progress.

These principles for selecting and working with suppliers are also applied by all of our subsidiaries, who ensure, prior to choosing a supplier, that it adheres to our principles of ethics and applicable law and regulations, especially in the area of working conditions and environmental protection.

3. RELATIONS WITH THE COMMUNITY

Creating a safer urban environment

As a responsible corporate citizen, we design and develop solutions which aim to make cities safer and more pleasant to live in for all citizens. Since our creation, working closely with municipal authorities, we have offered innovative street furniture that improves the quality of urban life in the area of transport, communication, public relations, safety, security and universal accessibility.

In 2003, together with Total, we developed a service intended to improve access by people with a disability to service stations. The concept, originally conceived of by Philippe Streiff, a former Formula 1 driver, consists of making beepers available to handicapped drivers that enable them to notify their presence upon approaching a service station. The station attendant, thus alerted, can then service the customer with gasoline or other services, thereby avoiding the need for the handicapped person to leave his or her vehicle. 130 roadside and neighborhood service stations evenly distributed across the country have been so equipped at the end of 2003, and 10,000 beepers have been provided.

JCDecaux, a supporter of major causes

Since our formation, we have been actively involved in many humanitarian and charitable activities to support major causes such as the fight against disease, protection of the environment, protection of the disadvantaged or even road safety. Every day, we and our employees help to contribute to the welfare of the greater community. In 2003, we put up free of charge approximately 20,000 posters on our networks in support of various causes.

Among the various organizations that seek to fight disease to which we have provided displays free of charge in 2003 are the Sydney Cancer Foundation in Australia, the Claude Pompidou Foundation to support research into Alzheimer's disease in France, or the Breast Cancer Research Foundation in the U.S. In the United Kingdom, we worked with the first global association to fight against meningitis, the Meningitis Trust, to communicate the following message: "File the number for 24-hour round-the-clock assistance of the Meningitis Trust in your mobile telephone memory, and you may be able to save a life". In France, we have participated for more than ten years in community initiatives to fight HIV/AIDS, together with the *"Solidarité Sida"* and *"Aides"* associations.

We also actively support protection of the environment. In 2003, we supported the sensitivity campaign against deforestation of the Wilderness Society in Australia and, in France, we supported the Nicolas Hulot Foundation, the purpose of which is to encourage each person to think about his or her role and what he or she can do to reverse environmental damage. Also in France, for the fifth year in a row, we renewed our support of the *"vacances propres"* association, which works to raise vacationers' awareness of the need to preserve and protect the environment throughout the French countryside.

Many other campaigns to collect funds to support protection of children and disadvantaged persons were also given free display space in 2003 in various countries where we do business.

Community values that involve all of our employees

In 2003, we and our employees worked for the second year in a row with the *Association Française contre les Myopathies* (AFM) and its Telethon. For an entire week, nearly 500 employees volunteered their time and experience to help fight this disease. Our involvement also took the form of the contribution of 100 vehicles (cranes, gondolas, trucks, etc.) to support the Telethon's logistics, and we assumed the cost for printing and putting up 7,000 posters in support of that cause. The various efforts undertaken by our Group helped raise more than €70,000 for the Téléthon.

4. ENVIRONMENTAL POLICY

As a major player in urban beautification, JCDecaux participates actively in protecting the urban environment. We have developed a complete environmental protection program, which includes designing equipment to collect waste, recycling thousands of tons of advertising posters, and reducing energy, water, and raw material consumption, both upstream and downstream in the production chain.

The internal environmental audit conducted in 2002 confirmed that our business operations are not heavy polluters, but that the level of control of environmental risks could be further improved. As a result, we have created an Environment Task Force, whose objective is to develop and implement environmental action programs to further reduce the level of potential environmental risk and to further improve our environmental performance.

Our goal is to meet the highest international standards in the area of environmental protection. For example, our Spanish subsidiary, Planigrama Exclusivas Publicitarias SA, was awarded the ISO 14001 certification which could be granted to other subsidiaries beginning in 2004.

The following table presents a summary of the Group's main goals, objectives, and actions in the area of environmental protection:

Goals	Objectives	Actions
Improve the quality of urban life	Improve the urban environment	• Reduce the number of our display inventory by use of scrolling panels. • Create multifunctional structures: Bus shelters including glass recycling bins, Morris columns with telephone booths, etc.
	Assist in waste collection	• Create collection bins for certain types of waste, such as batteries, glass, paper.
	Contribute to changing people's habits	• Free posting of information campaigns supporting environmental protection. • Provide free bicycles to facilitate moving around town.
Reduce consumption of water, energy and raw materials	Reduce water consumption	• Systematic recycling of water used for cleaning automatic toilets.
	Reduce energy consumption	• Systematic use of low-energy equipment to reduce energy consumption related to illuminating structures (energy gain of approximately 15%). • Generalize use of self-extinguishing lighting systems in common areas of our buildings.
	Use renewable energy sources	• Use solar panels for lighting of certain urban structures.
	Protect biodiversity	• Monitor origin of materials to be sure they do not involve use of protected plant species.
Control pollution related to our operations	Control industrial waste	• Recycle structures at the end of their useful lives. • Maximize shipping conditions of products and spare parts by use of reusable metal racks for storage and transport. • Use of "long-lasting" fluorescent tubes to reduce the frequency of changing such tubes.
	Sort and recycle waste	• Selective sorting of industrial waste and treatment by licensees. • Recycle advertising posters at the end of their useful lives. • Recycle computers at the end of their useful lives.

Structures dedicated to specialized collection programs implemented by local governments

For many years, the Group has actively participated, together with local governments, in campaigns to raise awareness of the use of dedicated recycling bins to collect specific types of waste. Thus, the Group has developed a complete line of street furniture products equipped with bins for collecting batteries, glass and other types of waste to respond to these environmental concerns. In line with citizens' growing interest for waste recycling, this product line has enjoyed increasing success with cities and towns, both in France and abroad, evidenced by the fact that its installation has grown steadily over the past three years. In 2003, nearly 6,000 such structures were installed in major European cities.

The bicycle: an ecological response to urban transportation

We continue to try to be innovative in the service of the public. In 2003, after many years in development, we implemented a program to make bicycles available free of charge to inhabitants of Vienna, Austria, in connection with our street furniture contract there. Nearly 300 bicycles were installed in Vienna, and 1,200 should be available in the near future. In Spain, the inhabitants of Cordoba and Gijón were also given the chance to try this new program.

Solar energy: more than 300 bus shelters installed in the United Kingdom in the fall of 2003

We also put our ability to innovate to work for the environment. Working with Solarcentury, an English company that specializes in research into solar energy, we developed a bus shelter not equipped with advertising panels, but with solar panels that can remain illuminated at night without using electrical energy. In Plymouth, in the United Kingdom, more than 300 solar bus shelters were installed in the fall of 2003. Similar shelters were installed in Stoke-on-Trent, Watford and Leicester.

Recycling structures at the end of their useful life

Recovery and treatment of structures at the end of their useful lives was a major focus of our environmental strategy in 2003. As a result, a complete process of recycling used structures was implemented. From now on, at the end of an agreement with a local government, structures are taken to the production site in the Paris region to be completely dismantled and recycled.

Systematic selective sorting of waste

We give particular attention, at all stages, to controlling waste generated by our operations. A selective sorting of waste is undertaken at each production and operating facility by use of waste collection equipment specifically dedicated to recovering posters, fluorescent tubes, waste packaging materials, iron, aluminum, gravel and other ordinary waste. All waste thus recovered is taken to licensed treatment centers for treatment. In 2003, our various operations in France produced more than 11,800 tons of waste, consisting of 6,150 tons of ordinary waste mixed with 2,800 tons of used posters.

A priority: recycling used posters

Recycling used posters at the end of an advertising campaign is a priority for us, and in 2003, we were still the only outdoor advertising company in France that recovered and recycled its posters. In 2003, we selectively collected 2,800 tons of used posters in France that can be reused as recycled cellulose fibers. One ton of such collected posters can be used to manufacture nearly 140,000 envelopes.

Expenditure plan to prevent the environmental impact of our operations

In 2003, we devoted more than one million Euros to eliminate waste, including nearly €340,000 on recycling posters at the end of their useful life in France. At the same time, we invested €18,000 to improve storage conditions for certain regulated products in one of our facilities in the Paris region.

Provisions, bonds and indemnities for environmental risks

Our facilities are not required to be bonded or subject to special financial undertakings to ensure surveillance of sites and emergency measures that might be required because of pollution risks. No court judgments or orders were issued or outstanding against the Company for environmental damage in 2003.

Research
and Development

Our success is due to our strong commitment to research and development since our inception, resulting in a unique capacity for innovation in the market for outdoor advertising and the development of numerous new products to help build the city of tomorrow.

We work with internationally known architects and designers such as Philippe Starck, Lord Norman Foster, Robert A.M. Stern, Mario Bellini, Martin Szekely, Renzo Piano, and Jean-Michel Wilmotte to create innovative, high quality street furniture. Our agreements with these architects provide for the design of street furniture, transfer of the copyright to us, and include exclusivity clauses prohibiting them from creating street furniture for third parties.

Aesthetics and functionality are at the heart of our approach to street furniture. We use integrated services, including a design studio and a graphic arts department, with which we work on the development of our designs. As required by applicable standards, we try to include a maximum of functionalities in the advertising structures we develop to minimize street clutter and increase services to the public.

We are highly committed to respecting the environment and culture of the cities where we provide services. In each country, we use local architects to design customized street furniture that fits in harmoniously with local architecture and which respects the characteristics and the culture of each city.

In 2003, in connection with the year of the handicap, we strengthened our research and development efforts in the area of universal accessibility which seek to make cities more accessible and user-friendly for handicapped persons through specially adapted products. For example, we developed "anti-parking" stations that make it possible to reserve access to parking spaces solely to persons with reduced mobility. Working with associations of handicapped persons, we also installed "multi-plan" structures in several cities, which are furnished with a device allowing handicapped persons to have access to a city map at eye-level in order to facilitate reading.

In 2003, we went from the design phase to the installation phase in airports of our new product Aéo®, the first 100% digital soundless television medium that is completely dedicated to the passenger – airport relationship. This innovative product played an essential role in our ability to renew the contract we have with the Paris Airports Authority *(Aéroports de Paris)*. In the coming years, we expect to extend the television channel Aéo® to all Paris airports, to reach a network consisting of over 250 screens.

Another novelty, we installed a computerized system for making bicycles available that can be used free of charge by city dwellers. This system of free bicycles, financed by advertising, was installed in Vienna, Austria, and Cordoba and Gijon, Spain, and should constitute an attractive product for other European cities.

Always concerned with profitability, we continued our effort to rationalize production of our structures, following the in-depth study made in this area by our Industrial Department, which received ISO 9001 certification, version 2000, in June 2003. We have installed a computer software program called SAP that now covers all manufacturing processes: production, procurement, quality, logistics and customer service. In order to continue to reduce the production costs of our structures and adapt to difficult market conditions, we have accentuated the use of standardized components in the manufacture of our products.

With an integrated Design Studio and Graphic Arts Department, we have all the assets and the strike force needed to respond quickly to any bid tenders and to design innovative products perfectly adapted to our clients' needs and requirements.

Finally, we are continuing our research and technological monitoring efforts in the area of digital display, the stepping stone for a new generation of products.

Over the past three years, JCDecaux has dedicated significant financial resources to research and development (€8.3 million in 2003; €9.8 million in 2002 and €13.8 million in 2001), while making every effort to maximize each year our product line and research efforts. The €8.3 million we spent on research and development in 2003 was mainly distributed in France (€7.7 million), in connection almost entirely (€8.2 million) with our Street Furniture segment. Our investment strategy, as well as our principal present and future investments, are described on page 53 of this document.

Other information
about our business

1. REGULATORY ENVIRONMENT

Our outdoor advertising business is subject to significant regulation by national and local authorities in the countries in which we operate. In general these laws restrict the nature, density, and location of billboard advertisements and the type of products that may be the subject of such advertisements.

In France, the Environmental Code *(Code de l'Environnement*, law No. 79-1150 of December 29, 1979) sets forth the general rules applicable to outdoor advertising visible from a public roadway. The law permits advertising within urban areas, subject to certain conditions, and prohibits advertising in rural areas, on nature reserves, and on buildings of historic significance without express permission of local authorities. In urban areas of less than 10,000 people, no display panel may be larger than 16 square meters or 7.5 meters high (unless these areas are part of an urban community of more than 100,000 people). Illuminated signs also have particular size restrictions and typically may only be installed with community approval, which is granted on a case-by-case basis. Local authorities may also decide to limit or prohibit advertising within their community. In compliance with a regulation adopted in 1996, new advertising panels must receive prior approval from local authorities.

In Belgium, a recent law *(Règlement Régional Urbain de l'agglomération bruxelloise)* places similar limits on advertising panels in Brussels and its surrounding regions (Walloon Region: *Code Wallon de l'Aménagement du Territoire, de l'Urbanisme et du Patrimoine*, Flemish Region: *Décrets d'Aménagement du Territoire et Arrêtés d'Exécution*, and Brussels Capital District: *Règlement Régional d'Urbanisme*), but the legal scheme is essentially the same. The laws relating to issuance of permits vary, depending on whether the street furniture products installed perform a public service, or are strictly an advertising display. In the first case, shelters are exempt from the need for urban planning permits both in Flanders and in the Brussels capital district, but are required in Wallonia. For other advertising installations, permits are issued on a case-by-case basis by local authorities.

In the United Kingdom, outdoor advertising is regulated by the Town and Country Planning (Control of Advertisements) Regulations of 1992. Like the French regulatory scheme, it permits advertising subject to certain conditions on location, size, content and illumination. However, installations that have been in place for a certain period of time set by law are considered implicitly authorized. Most billboards require the express consent of local planning authorities before they may be erected. The principal conditions that advertisers must satisfy concern public safety and integration with the overall harmony of an area.

In Portugal, the law of April 24, 1998 prohibits outdoor advertising outside of urban areas. The law of July 29, 1976 requires operators of advertising displays to obtain an annual license, the delivery of which is linked to the payment of taxes. Local regulations govern the location of advertising displays.

In Italy, laws 507/93 and 285/92 establish rules similar to those in force in Portugal.

In Germany and in Austria, outdoor advertising is regulated by the terms of the Highway Code and of the Construction Code, as well as by the specific rules at each state (Länder). No specific national legislation applies.

Street furniture advertising panels in France are also restricted as to their size, and those street furniture pieces reserved for information of a general, local or artistic nature must reserve at least half of their advertising space for such information.

To the best of our knowledge, no legislation is proposed that would significantly affect our ability to install and operate advertising displays. Local regulations, however, are tending to reduce the overall number of advertising displays, and local authorities are becoming more restrictive in applying existing regulations.

Certain countries also have more specific restrictions regarding the form and subject matter of advertising that may be displayed outdoors. In France, for example, all outdoor advertising must be written in French (or provide a suitable translation). More typically, advertisement for alcoholic beverages must be accompanied by a health disclaimer in countries such as France and, in the United States, this type of advertisement must not target people under the age of eighteen.

Banning outdoor advertising for tobacco products is becoming more common in the European Union and elsewhere. Outdoor advertisement for tobacco products are banned in many countries, including France, Italy, Finland, Portugal, Belgium, Hong Kong, the Netherlands, Ireland and Denmark. It is permitted, but subject to restrictions, in Austria, Germany, Spain and Sweden.

2. CONTRACTS

Most of our Street Furniture and Transport advertising contracts that we currently enter into with governments and public authorities are subject to a public bid process.

2.1. THE PUBLIC BID PROCESS

In France, the public bid process is governed by detailed rules regarding competition, publicity and procedures required by this process. If the procedures are not complied with, an administrative court may cancel the relevant contract and a legal proceeding may be brought against the company. In addition, under French law, any governmental or local authority that is a party to a public contract has the right to terminate such contract, in whole or in part, for reasons of public interest, regardless of whether the contract provides for such a termination right. In such a case, the private party is legally entitled to compensation for at least the portion of the net value of its investments and its operating costs and, in certain limited situations, may be awarded compensation for future lost profits. While we have rarely had a contract terminated for public interest reasons, no assurance can be given that this will be the case in the future and, if so, that we would receive an amount sufficient to recover the costs and the loss of future profits.

Our street furniture contracts usually take the form of concession agreements with cities or municipal authorities. In certain countries, the city's governing body must approve the contract before it may be executed. Contracts tend to differ based on upon the needs of local governments, the amount of non-advertising street furniture that they require, and the level of involvement they seek to have in the management of the street furniture program. Some of the principal terms common to most of our street furniture advertising contracts include the following:

- terms ranging from eight to twenty-five years. The contracts are generally terminable in the event of a material breach of commitments as well as for reasons relating to public interest;
- we are required to install and maintain the street furniture at our own expense;
- we receive the right to advertise on certain of the street furniture that we install. Under some contracts, we also receive the exclusive right to install additional street furniture of the same type or to carry out advertising activities in the areas covered by the agreement. In general, the contracts provide for installing additional street furniture to meet the city's future needs;
- the initial location of street furniture is generally subject to common agreement. The nature and content of the advertisements that we post is typically subject to certain limitations set forth in the contract, as well as periodic review by city authorities;
- under certain circumstances, the cities may request that we move display panels to an alternative location in the city. This is often at our expense for relocations of a maximum typically of 3% to 5% of the panels annually, then at the city's expense for additional relocations.

In France, as a result of a July 1998 decision by the French antitrust authorities, the terms of our street furniture contracts in France were changed in certain respects. In particular, contracts made after July 1998 may no longer contain an automatic renewal provision and may not apply a separate term to additional street furniture installed under the contract, nor a preferential right for installation of additional structures identical to those covered by previous contracts.

Regarding street furniture advertising contracts, there is still some uncertainty about their legal status. Public sector contracts are contracts made in exchange for payment *(à titre onéreux)*, whereas street furniture contracts do not involve payment of the party's consideration by the local government. In both France and Germany, certain courts have taken the position that Street Furniture contracts are not public sector contracts, but contracts granting a right to use the public domain. In its 2002 annual report, the French Council of State *(Conseil d'Etat)* characterized these contracts as contracts to use the public domain. This position was taken in connection with a pending case, due to be decided in 2004.

Concerning our non-advertising street furniture contracts, we generally receive a rental fee in consideration for our installation, maintenance and upkeep of such equipment.

2.2. PRIVATE CONTRACTS

Contracts to install advertising structures on private property are obtained either through direct negotiation with the property owner or through an open bid process, with bidding more systematically required for use of property owned by a governmental authority, central or local.

Principal terms and conditions of private sector contracts other than transport and shopping mall contracts

An agreement to lease advertising space generally takes the form of a lease agreement that we make with the owners of private property. In some countries, such as France, these leases are regulated by law. Some of the main provisions that are common to most of our leases of advertising space are set forth below:

- a term of up to six years from date of signature, with automatic renewal from year to year thereafter in France, unless terminated on three months' notice prior to the expiration date. This term may be longer in countries where the term is not limited by law;
- we have free access to the site to the extent necessary for us to install and maintain the structures;
- the agreements provide for the type of structure and sometimes the nature and size of the posters that may be posted on the site, and for the rent paid to the lessor;
- the lessor is responsible for ensuring that the billboards remain visible and unobscured by vegetation;
- in the event of a breach of contract that is not cured within 30 days after notice, a change in applicable law or regulation, or depreciation in value of the site, we may suspend or terminate the contract;

Principal terms of transport contracts

Airport and metro advertising contracts vary considerably. This variety depends upon the extent to which the transport authority seeks an active role in managing and determining the content of the advertising that appears in its terminals. This choice of approach may affect contract terms such as the display panels ownership, termination rights, the degree of exclusivity that the authority is willing to give, and the location and the advertising content. Some of the principal terms common to most of our transport advertising contracts include:

- a term of five to ten years. Certain contracts are subject to early termination upon two or three months' notice. Other contracts permit early termination only in the event of a material breach of the agreement and failure to cure;
- we pay a fee that varies according to our revenues, subject to a guaranteed minimum fee in certain instances;
- depending upon the requirements of a particular transport authority, we typically design, build, install and maintain, at our

own expense, wall panels, dioramas, free standing panels, public phone areas, and bus shelters. We also provide certain transport authorities with advertising space and informational materials such as maps;

- we may benefit from exclusive or non-exclusive rights to conduct advertising activities in a part or all of a transport authority's terminals. Some authorities also extend our rights to outdoor bus shelters and terminal arrival areas;
- the initial location of display panels is generally subject to common agreement. Quite often, however, the content of the advertising and the rates charged may be subject to the approval of the transport authority. Our rights also may be limited in these respects by airlines that have sub-leased space from an airport authority and that may, as a result, have certain rights to determine the location and content of advertising displays in such areas;
- relocation of displays depends on the terms of the particular agreement, ranging from all relocations being at our cost to all being at the cost of the transport authority.

Principal terms of shopping mall street furniture contracts

Shopping mall street furniture contracts usually take the form of a master concession agreement with a shopping mall developer and then a separate lease agreement with the manager of each mall property. The terms of the leases typically track the terms of the master agreement, but vary as to certain terms depending upon the size, layout and quality of the mall. The master concession agreements require developers to offer us the opportunity to obtain advertising concession rights in all malls that they control and to use their best efforts to induce malls in which they have an interest, but do not control, to enter into street furniture contracts with us. Any new malls acquired or developed by the developer during the term of the master agreement is also in the scope of such agreement. Some of the principal terms common to most of our shopping mall street furniture contracts include:

- a 10 to 15 year term, subject to early termination in the event of a material breach of the agreement by either party;
- we are obliged to design, build, install and maintain, at our own expense, wall panels, freestanding panels and information directories;
- we receive the exclusive right to use the common areas of the mall to sell commercial advertising space on fixed and scrolling display panels in return for a fee that varies according to our revenues, subject to a guaranteed minimum fee in certain instances. The location of the panels is initially subject to common agreement. Certain advertising may be prohibited by shopping mall managers, such as advertisements by competing shopping malls or by stores that compete with those in the shopping mall. We do not have any rights with respect to the publicity posted by third-party tenants on their own property;
- under certain circumstances the mall manager may request that we relocate display panels, at our own expense, to an alternative location in the mall.

3. MANUFACTURING

We subcontract the manufacture of our street furniture and billboard structures to a variety of third parties. In 2003, no subcontractor accounted for greater than 12.5% of our annual manufacturing costs. Third party contractors also assemble a majority of our street furniture, although we assemble the most complicated items ourselves, such as self-maintaining toilets and Morris columns. Our own specially trained service technicians carry out all quality control inspections, logistics, installation and repairs.

4. PREPARATION OF POSTERS

We mainly install paper advertising posters on our advertising panels and billboard displays. Our advertisers supply the posters. We ourselves prepare these posters each week prior to distributing them to regional and local facilities and posting them throughout our network. In France, we operate two facilities for poster preparation, which are located in Plaisir (Yvelines) and near Lyon. We also have similar facilities located outside of France, the size of which is adapted to local needs.

5. CYCLICALITY AND SEASONALITY

Advertising spend is highly dependent on the general condition of the economy. During economic slowdowns, companies cut their advertising spend more drastically than they do other forms of spending. Consequently, our advertising activity is dependent on the business cycle. The location of our street furniture networks in downtown areas gives them a more exclusive character, however, which limits the effect of variations in the business cycle. This is the reason we succeeded in maintaining growth of our Street Furniture revenues during the recessions that occurred in France in 1994, 1995, 1996, 2001 and 2002.

Street Furniture is also characterized by long reservation periods for advertising campaigns, from three to four months on average and up to one year at times, which moderates the effect of the business cycle.

Traditionally, especially in France, our business slows down in July and August and during January and February. To offset these slowdowns, we grant discounts off our advertising prices during July and August.

6. INTELLECTUAL PROPERTY

We own and protect the intellectual property that is necessary to our business through exclusive rights (trademarks, registered design, patents, and domain names), both in France and in the principal countries in which we do business. In particular, the trademark "JCDecaux" is protected in many countries throughout the world.

Under a trademark co-existence agreement with Jean-Claude Decaux, JCDecaux SA and its subsidiaries have the exclusive right to use, and have available to them without charge on an unlimited basis, the trademark "JCDecaux" and any trademark including the words "JCDecaux" in connection with the conduct of their operations and the sale of advertising space on street furniture, billboard structures or illuminated advertising structures.

We own over 150 secondary trademarks and rights for over 400 designs and models that protect the intellectual property that is necessary to our business both in France and in the main countries where we operate, especially for bus shelters, decorative columns, billboards and interactive kiosks, some of which are designed by internationally known architects. Patents protect technical innovations such as bicycle racks, voice recognition kiosks and automatic public toilets. We thus protect more than 40 inventions in France and outside France. As annuities applicable to such patents become due, we systematically review the appropriateness of maintaining a monopoly on the inventions these patents protect.

7. MAIN FACILITIES

All of our facilities are owned by us or leased pursuant to commercial leases.

Certain of these facilities are owned by entities that are owned or controlled by members of the Decaux family, including our corporate headquarters in Neuilly-sur-Seine and our other Paris suburb facilities in Plaisir, Maurepas, and Puteaux, as well as in London, Brussels and Madrid. The terms and conditions of these leases are similar to those negotiated by the Company with third parties at current market conditions. As of December 31, 2003, the rents that we paid pursuant to commercial leases from such entities totaled €8.5 million.

Our operational headquarters and principal research and development facilities are located in Plaisir, a suburb of Paris. We maintain other principal administrative headquarters in the Paris suburb of Neuilly-sur-Seine, as well as in London (United Kingdom) and Madrid (Spain), and other major cities in which we operate.

Financial statements

Management Discussion and Analysis of Group Consolidated Financial Statements

I. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion of our financial position and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in France.

Overview

Our revenues are derived principally from selling advertising space on outdoor displays in the following business segments: Street Furniture, Billboard and Transport advertising. From 1964, when we were created, to 1999, expansion came mainly from organic growth and Street Furniture was our principal business. In 1999, we acquired Havas Média Communication Publicité Extérieure (also known as Avenir) from Havas and expanded our outdoor advertising business into Billboard and Transport advertising. Since 2001, we have continued to grow externally, successfully completing acquisitions and partnering agreements in several European countries, including Spain, Portugal, Italy, Germany, Norway, Sweden, Austria and Central Europe.

Summary of Operations for the Period 2001-2003

Revenues for our Street Furniture business declined by 0.4% in 2003, after having grown by 5.3% in 2002 and 10.0% in 2001. Excluding acquisitions and foreign exchange impact, organic revenues increased by 1.4% in 2003, compared to a growth of 5.3% in 2002 and 7.5% in 2001. Our Street Furniture EBITDA continued to show strong growth, reaching 41.6% of Street Furniture revenues in 2003, compared to 40.5% in 2002 and 38.4% in 2001. Operating income for this business amounted to 24.3% of revenues in 2003, compared to 22.5% in 2002 and 21.1% in 2001.

Billboard revenues declined by 3.4% in 2003, whereas it had grown by 7.6% in 2002 and 7.1% in 2001. Excluding acquisitions and disposals, and foreign exchange impact, Billboard organic revenues were nearly stable (-0.1%) in 2003, after having grown by 2.8% in 2002 and having declined by 8.5% in 2001. Billboard EBITDA grew slightly, accounting for 12.7% of Billboard revenues in 2003, compared to 12.5% in 2002 and 11.6% in 2001. Billboard operating income amounted to 4.8% of revenues in 2003, compared to 5.2% in 2002 and 4.4% in 2001.

Transport revenues declined by 5.3% in 2003, after having fallen by 11.6% in 2002 and having grown by 8.6% in 2001. In 2003, this business was significantly penalized by a negative exchange rate effect due to our significant presence in the United States, the United Kingdom and the Asia-Pacific region. Excluding acquisitions and foreign exchange impact, organic revenues of the Transport segment grew by 3.2% in 2003, after having declined by 13.0% in 2002 and 1.5% in 2001. Transport EBITDA accounted for 5.0% of revenues in 2003, compared to 3.3% in 2002 and 6.9% in 2001. As a consequence, 2003 operating income of this segment was a profit of 2.3% of revenues, compared to an operating loss of 0.3% of revenues in 2002 and an operating profit of 4.3% of revenues in 2001.

The following table shows our revenues, EBITDA, EBITDA margin, operating income and operating income margin for each of our three business segments from 2001-2003:

Year ended December 31

(in million euros, except percentages)	2003	2002	2001
Street Furniture			
Revenues			
- Advertising	**739.4**	724.7	687.1
- Sale, rental and maintenance	**97.6**	115.6	111.1
Total Revenues	**837.0**	840.3	798.2
EBITDA	**348.5**	340.3	306.4
EBITDA/revenues	**41.6%**	40.5%	38.4%
Operating income	**203.3**	189.2	168.6
Operating income/revenues	**24.3%**	22.5%	21.1%
Billboard			
Revenues	**427.6**	442.6	411.4
EBITDA	**54.4**	55.4	47.8
EBITDA/revenues	**12.7%**	12.5%	11.6%
Operating income	**20.4**	22.9	18.2
Operating income/revenues	**4.8%**	5.2%	4.4%
Transport			
Revenues	**279.2**	294.8	333.6
EBITDA	**14.0**	9.6	23.1
EBITDA/revenues	**5.0%**	3.3%	6.9%
Operating income	**6.4**	(1.0)	14.3
Operating income/revenues	**2.3%**	(0.3%)	4.3%
Total			
Revenues	**1,543.8**	1,577.7	1,543.2
EBITDA	**416.9**	405.3	377.3
EBITDA/revenues	**27.0%**	25.7%	24.5%
Operating income	**230.1**	211.2	201.1
Operating income/ revenues	**14.9%**	13.4%	13.0%

Where our companies are active in more than one business segment, they are categorized according to their dominant business segment. Where operations of the other business segments are material, revenues, EBITDA and operating income of the companies involved are allocated to the various business segments involved. The development of the range of operations can consequently lead us to revise the allocation of the companies to the various segments of operations.

1. REVENUES

1.1. DEFINITIONS

The amount of advertising revenues generated by our advertising networks depends on three principal factors:

- **Number of faces**

  We sell advertising networks that include advertising faces located on street furniture and other outlets and charge advertisers depending on the size and quality of our outdoor advertising networks. Although an increase in the number of faces resulting from the installation of new advertising displays through our ability to win concessions or to install advertising scrolling-panels, or, conversely, a reduction in the number of faces resulting from the loss of one or more concessions, both have an impact on the pricing of our networks, there is no direct correlation between the number of advertising faces in a network and revenue growth, because of the specific characteristics of each network.

- **Prices**

  We aim to charge prices that reflect the superior quality of our advertising displays, which generally are located in city centers and at the best locations, and are grouped in network packages that enable advertisers to maximize the emergence of their advertising campaigns. Prices charged depend largely on the quality of our displays, their locations, the size of the network and the general state of the advertising sector and the economy.

- **Occupancy Rate**

  Occupancy rate is a business concept that can be defined as the ratio of actual revenues realized by a network compared to the potential revenues of such network.

1.1.1. Organic and external growth

Our organic growth reflects growth in revenues excluding acquisitions, investments and sales of assets, adjusted for currency fluctuations and includes revenues from new contracts.

External growth reflects revenues generated by companies acquired and by companies recently included within the scope of consolidation (including partnering agreements), or conversely, the negative impact on revenues from sales of assets.

1.1.2. Advertising revenues

We report our revenues from the sale of advertising space on a net basis, after deducting discounts. In our Billboard business, in some countries, commissions are paid to advertising agencies and media buyers that serve as intermediaries between us and our advertisers. These commissions are deducted from revenues. For contracts in which we pay variable fees or share a portion of our revenues with concession grantors, we record as revenues all of the amounts received from advertisers before payment of their share to concession grantors and we record fees and revenue sharing payments as operating expenses.

1.1.3. Non-advertising revenues

In addition to sale of advertising space on Street Furniture, we also generate revenues from the sale, rental and maintenance of Street Furniture principally in France and the United Kingdom. Revenues from these businesses are recorded in our Street Furniture segment.

1.2. REVENUE GROWTH

In 2003, Group revenues totaled €1,543.8 million. The appreciation of the Euro against other major currencies produced a negative exchange rate effect on 2003 revenues of €58.9 million, which explains the 2.2% drop in reported revenues, compared to 2002.

Excluding acquisitions, disposals and foreign exchange impact, organic revenue growth was 1.3% in 2003, after a growth of 0.7% in 2002 and 1.2% in 2001, despite market conditions that remained difficult in Europe for the third consecutive year, which shows the resilience of our advertising networks.

1.2.1. Revenues by segment

Street Furniture

Total Street Furniture revenues were down by 0.4% to €837.0 million in 2003, compared to €840.3 million in 2002, following a growth of 5.3% in 2002.

Exchange rate fluctuations had a negative impact of €18.4 million on Street Furniture revenues, mainly due to the appreciation of the Euro against the US Dollar and the British Pound.

Acquisitions contributed by €3.4 million to the growth of Street Furniture revenues, as a result of the acquisition of Alma Quattro in Serbia-Montenegro and of the partnering agreement with Unicom in the Baltic States, both of which occurred in 2003.

Excluding acquisitions and foreign exchange impact, Street Furniture revenues grew by 1.4%. Excluding non-advertising revenues from the sale, rental and maintenance of Street Furniture, advertising revenues in Street Furniture grew by 3.9% in 2003.

- **Advertising revenues**

  Advertising revenues increased by 2.0% in 2003, following a growth of 5.5% in 2002 and 13.0% in 2001.

  Excluding acquisitions and foreign exchange impact, organic growth in Street Furniture advertising revenues was 3.9%. This performance, which was achieved despite a difficult market environment in Europe for the third consecutive year, once again demonstrates the resilience of our Street Furniture business due to the quality of our advertising networks. Organic growth was positive in each quarter of 2003 and reached 7.6% in the fourth quarter.

In Europe, advertising revenues were up in the United Kingdom, Spain, Portugal, Belgium, Denmark, Austria and the Czech Republic. In France, advertising revenues were virtually stable. The Company's annual revenues were down in Germany, the Netherlands and in some Scandinavian countries which experienced unfavorable market conditions despite an improvement in the second half.

Business was strong in the United States during 2003: the Chicago street furniture contract began strongly in its first year. With more than 1,000 bus shelters installed within one year, we are ahead of our implementation schedule. Revenues from shopping malls continued to grow in double-digits. We also had a record year in Australia, where outdoor showed the strongest media growth, driven in part by JCDecaux's Street Furniture business which was launched in 2000. In Asia-Pacific, the new contracts signed in Bangkok were brought up to speed and enabled Thailand to show very significant growth rates.

In 2003, price increases were in line or above inflation, as it had already been the case in 2002. In spite of difficult market conditions, our sales strategy remained firm, which enabled us to continue to grow organically, despite a decline in occupancy rates.

In 2003, the occupancy rate in Street Furniture was 76%, excluding emerging contracts (in the U.S. and Asia-Pacific), and 73% overall. These occupancy rates were 80% and 76%, respectively, in 2002 and 85% and 80% in 2001.

- **Non-advertising revenues**

Revenues from the sale, rental and maintenance of Street Furniture were €97.6 million in 2003, compared to €115.6 million in 2002, showing a decline of 15.6%. Non-advertising Street Furniture revenues have declined steadily over recent years, except in 2002, when they grow by 4.0%.

In France, street furniture rental contracts (which mainly involve bus shelters, automatic public toilets and electronic message boards) continued to decline, as some contracts were not renewed or were renewed at lower rates. In 2003, JCDecaux also decided not to renew some significant maintenance contracts whose margins were no longer consistent with the Group's profitability targets.

In 2003, revenues from the sale, rental and maintenance of street furniture represented 11.7% of our total Street Furniture revenues.

Billboard

Billboard revenues were €427.6 million in 2003, compared to €442.6 million in 2002 and €411.4 million in 2001, i.e. decline of 3.4% in 2003, following a growth rate of 7.6% in 2002.

Exchange rates variations had a negative impact of €11.2 million on Billboard revenues, principally because of the appreciation of the Euro against the British Pound and, to a lesser extent, against certain Eastern European currencies.

Changes in the scope of consolidated companies had a negative impact of €3.1 million that can be analyzed as follows:

- a positive impact of €1.6 million resulting from two transactions completed in 2002 which had a full impact in 2003: i) an agreement between JCDecaux and Affichage Holding to strengthen their relationship in Central Europe and accelerate the development of their businesses in Hungary and the Balkans States, and ii) the acquisition, through our Austrian subsidiary Gewista, of the outstanding minority interests in its outdoor advertising subsidiaries in the Czech Republic and Slovakia;
- a negative impact of €4.7 million resulting from the sale to Ströer of our Billboard operations in Poland, excluding the neon advertising business.

Excluding acquisitions, disposals and foreign exchange impact, Billboard revenues were virtually stable (-0.1%) in 2003, having grown by 2.8% in 2002. Revenues declined in Austria and Central Europe, reflecting the difficult economic environment in Germany, whose economy is influential in Central Europe. Despite generally difficult market conditions in Europe in 2003, Billboard operations had a solid performance once again in the United Kingdom and Ireland and revenues also increased slightly in Spain, Italy and Belgium. Our Billboard business benefited from modernization investments made over the last three years, especially in the United Kingdom, as well as from further consolidation in the sector. In France, Billboard revenues declined slightly.

Our Billboard business also includes neon sign advertising. Revenues from neon sign advertising totaled €11.9 million in 2003, up 6.1% compared to 2002. The contribution of this activity to total consolidated revenues remained marginal.

Transport

Transport advertising revenues were €279.2 million in 2003, compared to €294.8 million in 2002 and €333.6 million in 2001, representing a decline of 5.3% in 2003 and 11.6% in 2002, respectively.

A significant portion of our Transport revenues is generated in the United States, the United Kingdom and in the Asia-Pacific region, where currencies depreciated significantly against the Euro in 2003, resulting in a negative foreign exchange impact of €29.3 million on Transport revenues.

Changes in the scope of consolidated companies had a positive impact of €4.2 million on Transport revenues, essentially resulting from the partnering agreement concluded in 2003 with the Rome airport authorities.

Excluding acquisitions and foreign exchange impact, Transport revenues grew by 3.2% in 2003, after having declined by 13.0% in 2002 and by 1.5% in 2001. After two difficult years in the aftermath of the tragic events of September 11, 2001 in the United States, Transport advertising began to show an improvement, supported by better market conditions and by a recovery in airport passenger traffic in the United States and in European airports.

Consequently, Transport revenues in the United States, Italy, Spain, Portugal and Chile, as well as French airports, recorded double-digit revenue growth. Transport revenues were stable in the United Kingdom, and grew by more than 5% in Sweden and

Poland, but were down in Asia-Pacific where revenues were impacted by SARS in the second quarter, which significantly affected airport passenger traffic and the overall economic activity in the region. The loss of the Singapore metro contract, whose advertising agency was brought in-house by the transportation company, also contributed to a drop in our Transport revenues in Asia-Pacific.

1.2.2. Revenues by region

Year ended December 31 (in million euros except percentages)	2003		2002		2001	
	Revenues	% of total	Revenues	% of total	Revenues	% of total
France	**555.8**	36.0%	570.9	36.2%	591.8	38.4%
United Kingdom	**220.3**	14.3%	231.6	14.7%	220.9	14.3%
Rest of Europe	**574.9**	37.2%	568.9	36.0%	516.1	33.4%
Asia-Pacific	**86.6**	5.6%	102.1	6.5%	111.0	7.2%
Americas	**106.2**	6.9%	104.2	6.6%	103.4	6.7%
Total	1,543.8	100%	1,577.7	100%	1,543.2	100%

Total revenues in France were €555.8 million, down 2.7% compared to 2002. This primarily reflected a decline in non-advertising revenues, which decreased by 19% compared to 2002 as the Company decided to withdraw from certain contracts which no longer met our profitability criteria.

Revenues in the United Kingdom were €220.3 million, down 4.9% compared to 2002. Foreign exchange variations resulting from the appreciation of the Euro against the British Pound had a negative impact of €22.2 million on revenues. Excluding acquisitions and foreign exchange impact, revenues in the United Kingdom grew by 4.7% due to a dynamic sales and marketing strategy, particularly in the Street Furniture and Billboard segments.

In the rest of Europe, revenues were €574.9 million, up 1.1% compared to 2002. All transactions having an effect on the scope of consolidated companies (acquisitions and divestitures) in 2003 occurred in this region. Excluding acquisitions, disposals and foreign exchange impact, revenues in the rest of Europe grew by 0.7% and were penalized by difficult economic conditions in Germany and neighboring countries (The Netherlands, Austria and the Czech Republic).

Revenues in the Americas were €106.2 million, up 1.9% compared to 2002. Foreign exchange variations, resulting from the depreciation of the US Dollar and Latin American currencies against the Euro, had a negative impact of €21.6 million on revenues. Excluding acquisitions and foreign exchange impact, revenues in the Americas grew by 22.7%, thanks to a strong performance in the United States, particularly in Chicago, and to the significant growth of contracts in Santiago in Chile and Salvador de Bahia in Brazil.

Revenues in Asia-Pacific were €86.6 million, a decline of 15.2% compared to 2002. Foreign exchange variations had a negative impact of €12.8 million on Asian revenues, principally due to the appreciation of the Euro against the Hong Kong and Singapore Dollars. Excluding foreign exchange impact, Asia-Pacific revenues declined by 2.6% compared to 2002, primarily reflecting the loss of the advertising contract of the Singapore metro and a slight drop in business in Hong Kong, related to the SARS epidemic in the second quarter of 2003. Given the relative weight of Hong Kong, the significant growth achieved throughout Asia (Australia, Japan, Korea, Thailand) did not offset the decline in revenues from Hong Kong and Singapore.

Regarding the relative weight of each of region in our total revenues, the share of Europe, excluding the United Kingdom, increased from 72.2% of total revenues in 2002 to 73.2% in 2003. This was primarily due to the appreciation of the Euro, the area's dominant currency, and to acquisitions in Italy and Central Europe. The share of France decreased slightly, from 36.2% of revenues in 2002 to 36.0% in 2003. Other countries in continental Europe continued to grow and now account for 37.2% of our revenues, compared to 36.0% in 2002.

Foreign exchange variations significantly impacted our revenues generated in the United Kingdom, whose relative contribution to the Group's revenues declined from 14.7% to 14.3% in 2003. Revenues generated in the Americas, the contribution of which to our revenues grew only slightly, going from 6.6% in 2002 to 6.9% of consolidated revenues in 2003. Excluding foreign exchange impact, however, the share of these two areas in our revenues grew by almost 2%. The Asia-Pacific region, whose revenue contribution decreased from 6.5% of our total revenues in 2002 to 5.6% in 2003, was doubly hurt by the negative impact of foreign exchange rates and the consequences of the SARS epidemic.

1.3. IMPACT OF ACQUISITIONS ON OUR REVENUES

The impact of acquisitions, partnering agreements and sales of assets on our consolidated revenues amounted to €4.5 million in 2003, being comprised of a positive impact of €4.2 million on Transport revenues, a positive impact of €3.4 million on Street Furniture revenues and a negative impact of €3.1 million on Billboard revenues.

This impact resulted principally from the following transactions completed in 2003:

- a partnering agreement with the Rome Airports Authority (Fiumicino and Ciampino airports) to increase sales of advertising space by broadening the customer portfolio, maximizing service offerings and implementing an innovative pricing strategy.
- the acquisition of Alma Quattro, leader in outdoor advertising in Serbia-Montenegro, which was acquired via our subsidiary Europlakat International (EPI), a joint venture company owned 50/50 with Affichage Holding. In addition to its rapidly growing network of 1 000 advertising panels, Alma Quattro holds the street furniture contract for the city of Belgrade. This acquisition will strengthen Europlakat's operations in Yugoslavia and will give JCDecaux and Affichage Holding a market share of more than 60% in Serbia-Montenegro, as well as a solid platform for growth to further strengthen their positions in the markets of former Yugoslavia.
- a strategic partnership with the company Unicom, leader in outdoor advertising in the Baltic States, with a presence in 44 cities and a market share of 60% in Estonia, Latvia and Lithuania.
- the sale of our Billboard business in Poland, excluding neon advertising, to the company Ströer.

Two transactions which had occurred in 2002 also had an impact on 2003 revenues:

- an agreement between JCDecaux and Affichage Holding to strengthen their relationship in Central Europe and accelerate their business development in Hungary, Slovenia, Croatia, Bosnia, Macedonia, Bulgaria and Serbia-Montenegro, and to adjust the level of their interests in their jointly-owned subsidiary EPI (Europlakat International). Upon completion of this agreement, Affichage Holding had increased its stake in EPI from 49% to 50%,
- the acquisition, through our Austrian subsidiary Gewista, of the outstanding minority interests in its outdoor advertising subsidiaries in the Czech Republic and Slovakia.

Our stake increase in German company Wall AG to 35%, which was completed in December 2003, as well as the acquisition in November 2003 of 50% of Wall USA, the subsidiary of Wall AG in the United States, had no impact on our revenues or EBITDA in 2003, as these companies were consolidated following the equity method.

2. EBITDA

2.1. DEFINITIONS

We measure the performance of our businesses on the basis of EBITDA (earnings before interest, tax, depreciation and amortization). Our EBITDA is affected by our revenues and by our net operating expenses, before depreciation and amortization charges. These amounts are reported by type of expense, in accordance with generally accepted accounting principles in France.

Our main operating expense categories are:

- **Purchase of materials, external expenses and other**

This item includes four main categories of costs:

- the cost of consumable goods used in the operation and maintenance of our advertising networks, which consist mostly of replacement of glass panels, cleaning materials, water, electricity, paint and fuel for our vehicles,
- the rents and concession fees (including revenue sharing based amounts) that we pay to landlords and concession grantors,
- the costs that we incur in hiring subcontractors to perform some of our maintenance operations,
- the fees and operating costs, before personnel expenses, of various services of our Group.

- **Personnel expenses**

This item includes salaries, benefits and social insurance charges that we pay to (or on behalf of) our personnel, including our installation and maintenance personnel, research and development staff, sales force and administrative staff, as well as profit sharing for French employees.

- **Taxes and duties**

This item includes taxes and similar charges other than income taxes. The principal taxes recorded under this item are business tax *(taxe professionnelle)* and real estate taxes.

Structural costs for maintenance of our street furniture equipment are recorded as capital expenses and, therefore, are not included in EBITDA calculation. However, costs incurred in daily maintenance activities, such as cleaning, or replacing broken glass panes, are accounted for as operating expenses and impact EBITDA.

Approximately 80% of our operating expenses are fixed and do not vary directly with the level of our revenues. When we expand our network, the level of fixed operating expenses, such as fixed fees paid to concession grantors, rent and maintenance costs, increase as a result, but the increase is not directly proportional to the level of our advertising revenues. Our principal costs that vary as a function of our advertising revenues are variable rent and concession fees, and advertising revenues from certain contracts where a portion of the revenues generated is paid to the concession grantor and the subcontracting of certain operations relating to the posting of advertising panels. The proportion of variable operating expenses is structurally smaller in our Billboard and Street Furniture businesses than in our Transport business.

In view of the mainly fixed nature of our operating expenses, the level of our revenues is the principal factor that determines our EBITDA margins. As a result, by optimizing our pricing ("yield management") and introducing innovative marketing techniques, we are able to influence our EBITDA margin significantly. On the other hand, a decline or stagnation in revenues has the effect of reducing our EBITDA margin.

We try to control costs as much as possible by taking advantage of synergies among our various businesses, as well as by maximizing the productivity of our technical teams and our purchasing and operating methods. For the second consecutive year, our headcount has diminished, going from 7,079 employees in 2002 to 6,915 in 2003, a decline of 2.3%, following a headcount reduction of 3.5% in 2002.

2.2. EBITDA GROWTH

In 2003 our EBITDA was €416.9 million and represented 27.0% of revenues, as compared to 25.7% in 2002, i. e. a growth of 2.9% compared to the 2002 EBITDA, which was €405.3 million.

Street Furniture

Our Street Furniture EBITDA, which amounted to €348.5 million in 2003, compared to €340.3 million in 2002 and €306.4 million in 2001, grew by 2.4% in 2003, after a growth of 11.0% in 2002.

Our EBITDA margin has steadily grown over the last three years, representing 41.6% of Street Furniture revenues in 2003, compared to 40.5% in 2002 and 38.4% in 2001. This high EBITDA margin, compared to our other businesses, is due mainly to the fact that a significant part of the costs generated by our Street Furniture operations consists of depreciation of capital expenditures. Including depreciation and amortization costs, operating income from our Street Furniture operations amounted to 24.3% of revenues in 2003, compared to 22.5% in 2002 and 21.1% in 2001.

The growth in the EBITDA margin resulted principally from strict control of operating costs (expenses for personnel and subcontracting, in particular), together with measured growth of fees paid to towns. The United States and Australia contributed significantly to the EBITDA growth in 2003, as a result of stronger sales and the stabilization of their structural and development costs. Likewise, our operations in Asia and South America significantly improved their profitability in 2003, despite a difficult economic environment.

In Europe, the continuation of efforts undertaken in all countries to control and optimize operating costs enabled us to maintain an excellent level of profitability. In fact, despite a slight drop in revenues in this area, mainly as a result of Northern Europe and non-advertising revenues of our Street Furniture business in France, EBITDA margin reached 45%.

Billboard

Billboard EBITDA, which was €54.4 million in 2003, compared to €55.4 million in 2002 and €47.8 million in 2001, declined by 1.8% in 2003, after having grown by 15.8% in 2002. Billboard EBITDA margin represented 12.7% of revenues in 2003, compared to 12.5% in 2002 and 11.6% in 2001.

Billboard EBITDA grew in France thanks to a program of reducing rent and operating costs, as well as in the United Kingdom, Ireland and Belgium, as a result of good revenue performance. EBITDA declined in the other countries in Europe, because of sales declines and increases in rent for advertising space, which are often indexed to inflation.

Transport

Transport EBITDA was €14.0 million in 2003, compared to €9.6 million in 2002 and €23.1 million in 2001, i.e. a 45.7% growth, after two consecutive decreases of 58.4% in 2002 and 16.5% in 2001. Transport EBITDA margin represented 5.0% of revenues in 2003, compared to 3.3% in 2002 and 6.9% in 2001.

2003, therefore, saw significant improvement in Transport EBITDA compared to 2002, without, however, regaining the level of profitability reached in 2001. Changes in EBITDA are determined by revenue performance, which benefited from more favorable market conditions in 2003 than in 2002, a year affected by the consequences on air traffic of the events of September 11, 2001.

All geographic areas where we do business showed improved EBITDA except Asia – where revenue growth was doubly affected by the SARS epidemic and the loss of the Singapore metro contract.

3. OPERATING INCOME

3.1. DEFINITIONS

Our operating income reflects our EBITDA, less depreciation and amortization.

Street furniture structures are amortized over periods of 7 to 10 years, depending on their useful life, and other advertising equipment is amortized over periods of 2 to 10 years.

Charges for depreciation and amortization amounted to €186.8 million, or 12.1% of our revenues in 2003, compared to 12.3% of revenues in 2002 and 11.4% in 2001. Amortization charges are more important in our Street Furniture business, which traditionally requires a higher level of capital expenditure than our other businesses. The majority of Street Furniture contracts require the installation of high quality advertising equipment, as well as the installation of non-advertising equipment, also called "benefits-in-kind". On the other hand, Street Furniture contracts generally last longer (8 to 25 years) than those in the Billboard or Transport businesses.

3.2. OPERATING INCOME GROWTH

In 2003, operating income was €230.1 million, compared to €211.2 million in 2002 and €201.1 million in 2001. The 9.0% growth in operating income in 2003 compared to 2002 can be explained by the €11.6 million improvement of EBITDA and by the €7.3 million reduction in depreciation and amortization charges. Operating income represented 14.9% of revenues in 2003, compared to 13.4% of revenues in 2002 and 13.0% in 2001.

Our depreciation and amortization charges were €186.8 million in 2003, compared to €194.1 million in 2002 and €176.2 million in 2001.

In 2003, amortization charges were €170.4 million, down €8.0 million from 2002 (€178.4 million). Two-thirds of this reduction came from the effect of foreign exchange rate fluctuations, principally as a result of the depreciation of the US Dollar and British Pound, and one-third came from lower capital expenditures during the last two years.

Depreciation charges in 2003 amounted to €16.4 million, a slight increase compared to 2002 (€15.8 million).

Street Furniture

Depreciation and amortization charges for Street Furniture amounted to €145.3 million in 2003, or 17.4% of Street Furniture revenues, compared to €151.1 million, or 18.0% of Street Furniture revenues in 2002 and €137.8 million, or 17.3% of Street Furniture revenues in 2001. The decrease in depreciation and amortization charges reflects both the effect of foreign exchange rate fluctuations, and the reduction in capital expenditures during the last two years as a result of a greater selectivity in decision-making and the postponement of certain significant projects.

Billboard

In the Billboard segment, depreciation and amortization charges amounted to €34.0 million in 2003, i.e. 7.9% of Billboard revenues, compared to €32.4 million, i.e. 7.3% of Billboard revenues in 2002 and €29.6 million, i.e. 7.2% of Billboard revenues in 2001. This ratio reflects investments made in connection with a modernization program of billboard assets which began after the Avenir acquisition and was marked in 2003 by the installation of back-light and/or scrolling panels of 18 m^2 in the United Kingdom.

Transport

In our Transport advertising business, depreciation and amortization charges are significantly lower. They amounted to €7.5 million in 2003, i.e. 2.7% of Transport revenues, compared to €10.5 million, i.e. 3.6% of Transport revenues in 2002 and €8.7 million, i.e. 2.6% of Transport revenues in 2001. The low level of depreciation and amortization charges resulted from the fact that we invested little in Transport advertising contracts, the life of which is significantly shorter than Street Furniture contracts (5 to 10 years) and the level of fees significantly higher.

4. NET FINANCIAL RESULT

In 2003, our net financial result was €(32.0) million, an improvement of €4.7 million as compared to 2002. It consisted of net interest expense of €(28.8) million [1], foreign exchange losses of €(2.0) million and other items amounting to €(1.2) million.

The improvement in the net financial result was due to a reduction in the cost of our net debt, itself due to (i) a reduction in EURIBOR and LIBOR US Dollar rates and (ii) a reduction in our average net debt. Our average net debt amounted to €602.3 million in 2003, compared to €701.2 million in 2002.

On the basis of this net interest expense of €(28.8) million, the cost of our net debt was 4.7% in 2003. On the basis of gross interest paid by the Group and after (i) correction for financial discounts paid and (ii) reintegration of differentials in interest rates related to currency swaps recorded as foreign exchange profit and loss, our cost of gross debt was 3.9% in 2003.

5. EXTRAORDINARY INCOME/LOSS

In 2003, we recorded an extraordinary loss of €(0.3) million. It consisted, among other things, of a €(2.3) million charge for long service awards and other benefits due during the active service of employees. These commitments, which were not recorded during prior years, were fully provided for in 2003.

In the United Kingdom, the sale of land on which billboards were installed produced a capital gain of €2.9 million.

6. INCOME TAXES

In 2003, consolidated income taxes were €75.8 million, compared to €70.2 million in 2002 and €49.8 million in 2001.

The effective tax rate before amortization of goodwill and taking into consideration the Group's share in the earnings of companies consolidated following the equity method was 38.3% in 2003, compared to 40.8% in 2002 and 35.0% in 2001.

The 2003 effective tax rate was impacted by the depreciation of deferred tax assets resulting from net operating losses of certain subsidiaries, principally in the United States, but to a lesser extent than in 2002.

7. GOODWILL AMORTIZATION

Goodwill amortization was €71.8 million in 2003, compared to €63.7 million in 2002 and €70.9 million in 2001.

The increase of €8.1 million in amortization expense in 2003 was due principally to the acquisition by JCDecaux of the shares owned by B&C Holding in Gewista, of which JCDecaux henceforth owns 67%, as well as to an extraordinary depreciation for impairment of €4 million analyzed at the level of two subsidiaries.

8. NET INCOME

Our net income Group share was €40.9 million in 2003, compared to €26.0 million in 2002 and €10.2 million in 2001. The significant increase in net income in 2003 and 2002 was mainly due to an increase in operating income and the improvement in net interest expense.

The minority interests' share in net income decreased, representing €14.2 million in 2003 compared to €17.5 million in 2002 and €18.4 million in 2001. This decrease was due to the acquisition by JCDecaux of minority interests owned in our subsidiaries, particularly in Austria and Central Europe.

(1) Excluding dividends received on investments.

Net income before goodwill amortization and extraordinary items was €113.0 million in 2003, €92.4 million in 2002 and €86.9 million in 2001.

9. CASH FLOW

We generate substantial cash flow from our operations, which enables us to self-finance our organic growth. In 2003, such operating cash flow also enabled us to finance most of our external growth, consisting of acquisitions and repurchases of minority interests. As of December 31, 2003, our net debt was €635.8 million, compared to €613.2 million as of December 31, 2002. We believe that the existence of acquisition opportunities and, to a lesser extent, the acceleration of our organic growth, could lead to an increase in our net debt.

9.1. OPERATING CASH FLOW

Our net cash flow provided by operating activities in 2003 was €330.5 million, compared to €324.5 million in 2002 and €229.5 million in 2001.

Cash provided by operations amounted to €327.3 million. It was generated by operations in the amount of €416.9 million, corresponding to EBITDA, by cash flows of €(30.3) million, corresponding to our net interests expense excluding amortization and depreciation charges, by dividends received of €4.0 million, by extraordinary cash flow items of €0.3 million, and by a charge for income taxes paid of €(63.6) million (income tax charges included in net income before net provisions, charges and deferred taxes).

Change in working capital requirements had a positive impact of €3.2 million. There was a reduction in accounts receivables and other receivables of €3.8 million and an increase in inventories of €3.4 million, partly due to investments in plant programmed for 2004.

9.2. CASH FLOW FROM INVESTING ACTIVITIES

Our net cash used for investing activities in 2003 amounted to €352.2 million, consisting of €141.1 million for net capital expenditures for tangible and intangible assets, €204.6 million for the acquisition of equity interests, €7.4 million for the acquisition of other financial assets, €1.0 million from fluctuations in receivables and payables on fixed assets, €0.2 million from sales of equity interests and €1.7 million from sales of other financial assets.

Gross capital expenditures for tangible and intangible assets amounted to €150.8 million, relating to acquisitions of tangible and intangible assets, which were offset by €9.7 million of cash received from disposals. In 2002, gross capital expenditures for tangible and intangible assets amounted to €166.7 million, relating to acquisitions, which were offset by €10.1 million of cash received from disposals. Our acquisitions of tangible and intangible assets included €106.4 million of new street furniture and billboards, €21.4 million of spare parts and €23.0 million in general investments, consisting mainly of tools, vehicles, equipment and computer software, furniture and structures.

All of these items showed reductions compared to 2002, when expenditures were €115.8 million for new street furniture and billboards, €22.2 million for spare parts and €28.7 million for general investments. It should be noted that investments in 2002 were themselves much lower than in 2001, when they amounted to €199.0 million, €25.4 million and €62.5 million, respectively.

Street Furniture activities represented 74% of our acquisitions of tangible and intangible assets in 2003, at €111.5 million. This amount was lower than the €125 million recorded in 2002 and very significantly lower than the €220 million recorded in 2001, reflecting an increased selectivity with respect to our investment decisions and the deferral to 2004 of capital expenditures linked to significant projects (Los Angeles, Vienna, Seoul, Grenoble, La Rochelle, Le Havre, Saint-Etienne).

In 2003, acquisitions of tangible and intangible assets relating to Billboard activities amounted to €32.2 million, compared to €30.5 million in 2002 and €54.7 million in 2001. Investments relating to Billboard increased compared to 2002, principally because of the installation of back-light and/or scrolling panels in the United Kingdom, marking the completion of our billboard modernization program which began in 2000.

Acquisitions of tangible and intangible assets relating to Transport activities amounted to €7.1 million in 2003, compared to €11.2 million in 2002 and €12.2 million in 2001.

Our acquisitions of financial assets (long term investments), which amounted to €204.6 million in 2003, consisted largely of our purchase of outstanding minority interests in the amount of €152.2 million, essentially in Austria and Central Europe, and of acquisitions, in the amount of €52.4 million, consisting mainly of the acquisition of stakes in Wall AG and Wall USA, of 35% and 50%, respectively, and the acquisition of Alma Quattro in Serbia-Montenegro.

Acquisitions of other financial assets represented €7.4 million, of which €6.3 million consisted of loans to Wall USA and our subsidiaries in Austria and Central Europe.

Disposal of financial assets in the amount of €1.9 million consisted of €0.2 million for sales of shares, €1.2 million for repayments of loans and related amounts and €0.5 million for the sale of other financial assets.

9.3. CASH FLOW FROM FINANCING ACTIVITIES

Our net indebtedness increased by €22.6 million in 2003.

9.3.1. Indebtedness

Our gross debt increased by €41.4 million in 2003, as a result of new financings in the amount of €388.3 million, specially at JCDecaux SA level (see section entitled "Financial Management – Liquidity and Financing Risk Management") and despite repayments of loans for €346.9 million, including a voluntary anticipated repayment of €163 million by JCDecaux SA (see section entitled "Financial Management – Liquidity and Financing Risk Management"). Thus, gross external debt borne by subsidiaries declined by €29.6 million in 2003 (2).

In 2003, repayments occurred in the following countries:

Country	Amount in €M (3)
Germany	0.6
Australia	15.5
Austria	2.9
Belgium	6.1
Denmark	3.2
Spain	3.9
France (JCDecaux SA)	311.1
France (non-JCDecaux SA)	3.1
Others	0.5
Total	346.9

(2) Variance calculated on the basis of net flows from repayments and new financings. As a result of the use of different accounting rates, the variances calculated on the basis of balance sheet data between the end of December 2002 and the end of December 2003 can differ substantially.

(3) The amounts of financings repaid in currencies other than the Euro appearing in this table represent the equivalent in euros of the amounts paid in such other currencies, on the basis of the exchange rate as of the repayment date. Consequently, there may be discrepancies between such amounts and the amount of the financings outstanding as of December 31, 2003, since the latter amount was determined on the basis of the exchange rate between the currency involved and the Euro as of December 31, 2003.

In 2003, new financings were set-up in the following countries:

Country	Amount in €M (4)
Austria	2.3
Chili	1.6
South Korea	0.3
Croatia	0.3
France (JCDecaux SA)	382.1
Japan	1.0
Lithuania	0.1
Slovenia	0.2
Thailand	0.4
Others	0.0
Total	388.3

(4) The amounts of the new financings in currencies other than the Euro appearing in this table represent the equivalent in euros of the amounts received in such other currencies, at the exchange rate in effect on the date the funds were received. Consequently, there may be discrepancies between such amounts and the amount of the financings as of December 31, 2003, since the latter amount was determined on the basis of the exchange rate between the currency involved and the Euro as of December 31, 2003.

9.3.2. Cash flows related to shareholders' equity and dividends

JCDecaux SA did not pay out any dividends in 2003. However, Company subsidiaries which have minority shareholders paid out €8.4 million in dividends.

10. FINANCIAL MANAGEMENT

The type of financial risks involved in our business and our strategy for managing these risks are set forth in the section entitled other Legal Information – Risk Factors of this document. The purpose of the paragraphs below is to quantify those risks and explain the implementation of our financial management strategy in 2003, with detail of such risks and of the transactions carried out consequently, as appearing in the related sections of the Notes to the Consolidated Financial Statements. Consequently, the paragraphs set forth below should be read in conjunction with pages 58 to 85 and 139 to 140 of this document.

10.1. LIQUIDITY AND FINANCING RISK MANAGEMENT

As of December 31, 2003, our net indebtedness was €635.8 million. As of such date, our net debt/equity ratio was 47.5%. Our current medium and long-term debt ratings are Baa2 by Moody's and BBB by Standard & Poor's, each rating being associated with a stable outlook.

As of December 31, 2003, our total borrowings[5] were €781 million. Pursuant to our financing strategy:

- 89% of those €781 million is held by JCDecaux SA;
- in 2003, JCDecaux SA negotiated the early renewal of a significant part of its credit facilities, both used and unused, with a final maturity date in September 2005 (i) by issuing a US private placement in an amount and with an average maturity at issuing date of (a) €150 million and US$250 million and (b) 9.5 years, respectively; (ii) by negotiating a confirmed revolving credit line of €550 million, with original maturity of 5 years [6];
- we have €145 million of net cash and cash equivalents and €1,052 million of unused confirmed credit lines.

The amount of this available cash and confirmed, unused, credit lines was reduced by an aggregate of €720 million in early 2004, following the voluntary anticipated repayment and cancellation of its credit facilities maturing until September 2005 by JCDecaux SA. Simultaneously, the amount of the confirmed revolving credit facility set-up in 2003 was increased to €665 million.

FINANCIAL STATEMENTS

10.1.1. Principal terms of our financing facilities

As of December 31, 2003, JCDecaux SA's sources of financing consisted of:

- a syndicated credit facility, negotiated in September 2000, comprising two tranches:

2000 facility	Tranche A	Tranche B
Original principal amount	€871 million	€502 million
Type and amortizing profile	Non-revolving, amortizing in semi-annual installments	Confirmed revolving, bullet
Maturity date	September 2005	September 2005
Outstanding amount as of December 31, 2003	€320 million [7]	€502 million, unused

The margin applicable to this transaction varies between 0.40% and 1.50%, depending on our rating. On the basis of our current ratings, the margin is 0.60%.

- a US private placement issued in April 2003, consisting of five tranches:

USPP	Tranche A	Tranches B and C	Tranches D and E
Original principal amount	US$100 million	US$100 million and €100 million	US$50 million and €50 million
Outstanding amount after swaps	US$100 million [8]	€195 million	€97 million
Amortizing profile	Bullet	Bullet	Bullet
Maturity date	April 2010	April 2013	April 2015

- a credit facility, set up in December 2003 and with a 5 year maturity and a single tranche:

2003 facility	Single Tranche
Original principal amount	€550 million
Type and Amortizing profile	Confirmed revolving Bullet
Maturity date	December 2008

The margin applicable to this transaction varies between 0.375% and 0.80%, depending on our rating. On the basis of our current ratings, the margin is 0.475%.

(5) *Excluding bank overdraft facilities.*
(6) This credit facility is only usable after repayment of the balance of the used portion of the facilities that mature in 2005.
(7) After voluntary early repayment of €163 million in June 2003.
(8) The Group maintained this tranche in US$ to finance its current business development in the United States.

These financing sources are confirmed but require compliance with various covenants. Breach of these covenants can lead to an accelerated repayment of the loans.

The principal covenants involve:

- limitations, under certain conditions, on the amount of liens on assets, sales of assets, and third-party debt at JCDecaux's subsidiaries level,
- a requirement that the Group maintains certain financial ratios:
  - Interest coverage ratio (Consolidated EBITDA / net consolidated interest expense),
  - Consolidated net debt coverage ratio (Consolidated net debt / consolidated EBITDA), and
- provisions relating to a change in control of the Group.

As of December 31, 2003, we were in compliance with all such covenants and foresaw no event that would impair future compliance. In the first quarter of 2004, no exceptional event occurred which could have trigged such covenants as of March 31, 2004.

10.1.2. Other characteristics of the Group financing sources

The details of our medium and long-term debt outstanding as of December 31, 2003, as well as the equivalent information as of December 31, 2002 and 2001, are set forth in the section "Notes to the Consolidated Financial Statements", note 2.13., in particular in respect of (i) their breakdown by type; (ii) their breakdown by currency, before and after currency swaps; (iii) their repayment schedule; (iv) their breakdown between fixed rate/floating rate, before and after hedging transactions.

10.2. INTEREST RATE RISK MANAGEMENT

Pursuant to our interest rate risk management policy, we have set up hedging transactions to limit the impact of an increase in short-term rates, mainly in euros, since this currency accounted for more than 84% of our gross indebtedness as of December 31, 2003.

To minimize the cost of these hedges and based on our anticipation of changes in short-term euro rates, we (i) have limited their maturities to 3 years; (ii) negotiated partial hedges (purchase of cap spreads and tunnels) and (iii) agreed not to enjoy the full impact of potential decline in short-term rates (sale of floors). Thus, 25% of our total gross debt in all currencies was bearing either fixed rates or rates hedged against increases in short-term rates in the currencies involved. 27% of our gross debt denominated in euros [9] was bearing a fixed rate, or rates hedged against increases in EURIBOR.

The accounting methods for these interest rate hedges, as well as our hedging portfolio, including its market value and the impact of these hedges on the underlying positions, are described in the "Notes to the Consolidated Financial Statements", notes 1.17. and 4.1., respectively.

(9) Debt denominated in euros after impact of currency swaps.

10.3. FOREIGN EXCHANGE RATE RISK MANAGEMENT

Pursuant to our foreign exchange risk management policy, we implement basic foreign currency hedging transactions.

We also enter into foreign exchange financial transactions:

- in connection with the implementation of our policy of centralizing financing and multi-currency cash management, to hedge intra-Group loans and borrowings, we enter into short-term currency swaps. However, we have chosen not to cover certain exposures related to Intra-Group loans (i) since the hedges were too expensive, or not always available; (ii) the amounts of such loans are limited;
- regarding the portion of our long-term debt denominated in US dollars [10] and unused to finance its current business development in the United States, JCDecaux SA has negotiated swaps for the total term of this transaction.

The accounting methods for these foreign currency hedges as well as our hedging portfolio, including its market value, are described in the "Notes to the Consolidated Financial Statements" in notes 1.17. and 4.1., respectively.

As of December 31, 2003, we believe that our operating income and financial condition should not be materially affected by a change in foreign exchange rates.

10.4. CASH MANAGEMENT

As of December 31, 2003, our excess cash positions amounted to €145 million, in spite of our strategy of fully recycling any excess cash internally. The non-revolving nature of a significant part of JCDecaux SA's financings still outstanding on December 31, 2003 (Tranche A of the syndicated credit facility negotiated in 2000) generated significant excess cash. This excess cash position was significantly reduced in January 2004 when the Tranche A was fully repaid.

Pursuant to our strategy of centralizing the excess cash in France, €105 million were held by the French companies (the principal French companies cash position being centrally managed through cash-poolings).

Out of such €145 million, €86 million were invested in money-market instruments. The "Notes to the Consolidated Financial Statements" (notes 1.12. and 2.8., respectively) describe the accounting methods used for these short term investments and set forth the breakdown by country as of December 31, 2003, 2002 and 2001.

10.5. OFF-BALANCE SHEET COMMITMENTS OTHER THAN INTEREST RATE AND FOREIGN EXCHANGE HEDGES

JCDecaux and B&C Holding have ended their partnering agreement in Austria and Central Europe, which was originally concluded in April 2001. In August 2003, B&C Holding exercised its

(10) Private placement in the United States made in 2003.

put option for €138 million. Upon completion of this transaction, JCDecaux SA owns (*i*) directly, 30% of Affichage Holding and (*ii*) through our wholly-owned subsidiary, JCDecaux Central Eastern Europe Holding, 67% of Gewista. The pledge of monetary instruments of €32.7 million relating to this transaction negotiated on December 31, 2002, was released.

Our material off-balance sheet items as of December 31, 2003 are listed and described in the "Notes to the Consolidated Financial Statements", note 4.2.

JCDecaux has concluded in the extent of its ordinary business the following commitments:

- contracts with cities, airports and transport companies, whereby in exchange for the right to display advertising and to generate revenues from sale of advertising, the Group may pay fees, linked to the generation of such advertising revenues, with a fixed or a guaranteed annual part;
- rents for billboard locations on private ground;
- leases agreements for buildings, vehicles, equipment.

These commitments given in the extent of its ordinary business are split as follows:

(in million euros)	≤ 1 year	> 1 and ≤ 5 years	> 5 years	Total
Minimum franchise payments associated with Street Furniture or Transport contracts	196.1	600.7	554.2	1,351.0
Rents related to Billboard locations	75.3	81.7	13.7	170.7
Operating leases	18.4	52.8	34.2	105.4
Finance leases	4.2	5.9	1.7	11.8
Total commitments	294.0	741.1	603.8	1,638.9

II. RECENT DEVELOPMENTS AND OUTLOOK

Due to the cyclical nature of our business, the first months of the fiscal year are generally the weakest in terms of business activity and revenues for JCDecaux.

Looking forward, we expect slight growth in organic revenues in the first quarter of 2004, with organic revenue growth getting stronger in the second quarter. Demand remains solid in the United States and Asia-Pacific and is gradually improving in Europe. For the full year 2004, we expect the Group's organic revenue growth to be stronger than that achieved in 2003, leading to further improvement in profitability.

JCDecaux will continue to focus on organic growth with some of the largest opportunities worldwide coming up in 2004, including bus shelter contracts in New York and London, as well as the advertising contract for railway stations and billboards in the United Kingdom.

III. INVESTMENT STRATEGY

1. PRINCIPAL COMPLETED INVESTMENTS

Most of our investments are dedicated to the construction and installation of street furniture and other advertising panels in connection with new contracts, as well as recurring investments necessary for our on-going business operations (vehicles, computers, furniture and buildings).

In 2003, we dedicated €106.4 million of investment to develop new street furniture contracts in Chicago (United States), Vancouver (Canada), Bangkok (Thailand), Leicester (United Kingdom), Naples (Italy), Oslo (Norway), Cordoba (Spain) and Copenhagen (Denmark) for bicycle racks, as well as to renew expiring contracts (Saragossa, Gijon, Liege, Tours, Arras, Quimper) and to maximize our network of advertising panels. We spent €23.0 million on general investments (renovating offices, tools, vehicles and computers) and €21.4 million to maintain our existing advertising network.

In 2002, the amounts of these investments were €115.8 million, €28.7 million and €22.2 million, respectively. In 2001, investments in assets (development of new contracts, renewals and optimization of our current network) amounted to €199.0 million. General investments amounted to €62.5 million and investments to maintain our existing network totaled €25.4 million.

2. PRINCIPAL FUTURE INVESTMENTS

2004 investments will be primarily dedicated to further developing street furniture contracts, either in connection with the new contracts we recently won in Los Angeles and Chicago in the United States, Vancouver in Canada, Seoul in South Korea, Naples in Italy and Oslo in Norway, or in connection with contract renewals or extensions (Porto in Portugal, Vienna in Austria, Grenoble, La Rochelle, Le Havre, Saint-Etienne, Bayonne, Vannes and Saint-Brieuc in France).

IV. ADOPTION OF IFRS ACCOUNTING STANDARDS

Pursuant to European Regulation No. 1606/2002 and standard IFRS 1, "First-Time Adoption of International Financial Reporting Standards," our consolidated group financial statements for fiscal years beginning as of January 1, 2005 will be prepared in accordance with the international financial reporting standards (IFRS) in effect as of December 31, 2005 with comparable financial statements for fiscal year 2004 prepared according to the same standards.

To publish this comparable information (given our assumption that comparable financial statements for the year 2004 on the basis of IFRS will be required, pursuant to standard IFRS 1), JCDecaux will have to prepare an opening balance sheet as of January 1, 2004, the starting date for applying the IFRS standards and the date as of which the impact related to the transition will be recorded, mainly in net equity.

In this context, we created a project team in November 2002. Coordinated by the Financial Control Department. This team involves the Financial Departments of the headquarters office and of our significant subsidiaries, the Human Resources Department, the Information Systems Department and the heads of the operating divisions. Work will not be completed until the publication by the IASB (International Accounting Standards Board) of the final standards and their approval by the European Union.

1. DESCRIPTION OF THE PROJECT AND STATUS

A thorough diagnosis of the impact of the IFRS standards was completed to identify the potential impact on our financial statements as well as on our accounting procedures and on our information systems (consolidation and reporting tools within our Group).

To date, the main accounting options have been defined (except for accounting for leases, business combinations and financial instruments) and our accounting manual has been updated consequently.

Training sessions for implementing IFRS standards given to the Financial Departments of subsidiaries have been conducted throughout 2003.

As the project proceeded, our analysis was presented to our statutory auditors for validation.

2. PRINCIPAL DIFFERENCES ALREADY IDENTIFIED

Certain significant standards and interpretations, which will be in effect as of December 31, 2005, have not yet been published in their final form by the IASB. Given the amendments expected to certain standards or the prospect of new standards being published, we are not, therefore, in a position to identify and evaluate the impact on the transition to the IFRS.

To date, the principal changes identified between the accounting principles presently that we use and those that we will apply beginning in 2005 are as follows:

2.1. TANGIBLE ASSETS (IAS 16)

The cost of street furniture will be amortized over the average life of the contracts, which will mean an extension of the period of amortization of the installations compared to the amortization periods presently applied (between 7 and 10 years for street furniture). On the other hand, in accordance with IFRS standards, maintenance costs for street furniture will be recorded as expenses and, therefore, will no longer be capitalized as is currently the case under French GAAP.

2.2. CAPITAL LEASES (IAS 17)

Under French accounting standards, we do not apply the preferential method which consists of restating financial leases in the consolidated financial statements. In anticipation of the first time adoption of the IFRS standards, we are compiling a list of all such material transactions , in order to be able to restate them in accordance with IAS 17. This will result in an increase in our assets and liabilities on our consolidated balance sheet.

2.3. PROVISIONS (IAS 37)

Provisions established to cover the cost of dismantling installations at the end of a contract will be recorded as assets and liabilities on the balance sheet as of the beginning of the contract and will be discounted.

According to the current accounting standards, provisions for dismantling are not discounted and are spread over the life of the contracts.

2.4. FINANCIAL INSTRUMENTS (IAS 32 & 39)

The application of IAS 39 relating to financial instruments should lead to an increase as well as a greater degree of volatility in certain assets and liabilities as a result of fair value accounting . However, the use of financial instruments is limited within our Group and principally involves JCDecaux SA.

Financing agreements of our Group negotiated in 2003, the private placement in the United States and the line of credit, provide for a negotiated adjustment of covenants in 2005, if the change in accounting standards has an impact on the financial solvency criteria of the borrower.

2.5. EMPLOYEE BENEFITS (IAS 19)

For employee benefits (IAS 19), pension benefits and similar benefits, we decided to present our financial statements in accordance with IAS 19 starting in fiscal year 2003.

3. PRINCIPAL EFFECTS ON ACCOUNTING PROCEDURES AND INFORMATION SYSTEMS

We have completed the analysis of our information systems and adaptation of unified management information systems in connection with IFRS standards. We have adapted our reporting and consolidation systems, such as our accounting plan and the scope of information to be provided. However, the specifications relating to management information systems cannot be put into final form until all methods of application and accounting options to be used by the Group are decided.

Consolidated Financial Statements
and Notes

BALANCE SHEET

Assets

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Intangible assets (net)	31.9	33.1	36.2
Goodwill (net)	1,178.6	1,080.0	1,105.3
Tangible assets (net)	675.3	722.3	773.2
Investments (net)	75.9	79.8	87.3
Fixed assets	1,961.7	1,915.2	2,002.0
Inventories (net)	95.4	92.6	113.4
Trade receivables (net)	386.7	403.1	409.8
Others receivables (net)	141.7	126.7	152.2
Marketable securities (net)	85.9	82.4	141.1
Cash	71.8	80.0	52.6
Deferred tax assets (net)	15.0	29.7	46.4
Current assets	796.5	814.5	915.5
Total assets	2,758.2	2,729.7	2,917.5

Liabilities and Equity

(in million euros)	12/31/2003	12/31/2002	12/31/2001
SHAREHOLDERS' EQUITY			
Capital	3.4	3.4	3.4
Share premium	923.2	923.2	923.2
Legal reserve	0.3	0.3	0.3
Consolidated reserves / Group share	366.0	360.5	384.8
Current year net income / Group share	40.9	26.0	10.2
Shareholders' equity (Group share)	1,333.8	1,313.4	1,321.9
Minority interests	31.4	64.2	68.8
Provisions for risks and contingencies	114.6	82.6	83.4
Deferred tax liabilities	16.5	20.7	27.4
INDEBTEDNESS			
Bonds	375.0		
Bank borrowings	394.6	737.7	896.5
Miscellaneous loans and financial debts	11.2	8.3	12.2
Trade payables	147.2	159.1	188.1
Other liabilities	321.2	314.0	300.7
Bank overdrafts	12.7	29.7	18.5
Indebtedness	1,261.9	1,248.8	1,416.0
Total liabilities and shareholders' equity	2,758.2	2,729.7	2,917.5

INCOME STATEMENT

(in million euros)

	2003	2002	2001
NET REVENUES	1,543.8	1,577.7	1,543.2
Operating expenses excluding depreciation charges & provisions	(1,126.9)	(1,172.4)	(1,165.9)
EBITDA (1)	416.9	405.3	377.3
Depreciation charges and provision (net)	(186.8)	(194.1)	(176.2)
OPERATING INCOME	230.1	211.2	201.1
Net financial income/(loss)	(32.0)	(36.7)	(53.1)
INCOME FROM RECURRING OPERATIONS	198.1	174.5	148.0
Non-recurring income/(loss)	(0.3)	(2.7)	(5.8)
Income tax	(75.8)	(70.2)	(49.8)
NET INCOME FROM CONSOLIDATED COMPANIES BEFORE INCOME FROM EQUITY AFFILIATES AND AMORTISATION OF GOODWILL	122.0	101.6	92.4
Net income from equity affiliates	4.9	5.6	7.1
Amortisation of goodwill	(71.8)	(63.7)	(70.9)
CONSOLIDADED NET INCOME	55.1	43.5	28.6
Minority interests	14.2	17.5	18.4
NET INCOME GROUP SHARE	40.9	26.0	10.2
• Earnings per share (in euros) (2)	0.185	0.117	0.051
• Earnings per share diluted (in euros) (2)	0.181	0.115	0.050
• Number (average) of shares (2)	221,400,760	221,528,081	201,470,353
• Number (average) of shares (diluted) (2)	225,793,495	225,627,199	203,438,129

(1) The Group measures the performance of business on the basis of EBITDA (earnings Before Interest, Tax, Depreciation and Amortization). EBITDA is not defined by French accounting principles.
(2) After deduction of treasury shares acquired by JCDecaux SA in 2002.

CASH FLOW STATEMENT

(in million euros)

	2003	2002	2001
Net income (Group share)	40.9	26.0	10.2
Minority interests	14.2	17.5	18.4
Income from equity affiliates	(4.9)	(5.5)	(7.1)
Dividends received from equity affiliates	4.0	4.3	4.1
Employee profit sharing			
Change in deferred tax	2.4	(10.3)	(47.9)
Net amortisation and provision allowance	272.6	261.8	270.5
Capital (Gain/Loss)	(1.9)	6.5	(12.7)
CASH PROVIDED BY OPERATIONS	327.3	300.3	235.5
Change in working capital	3.2	24.2	(6.0)
NET CASH PROVIDED BY OPERATING ACTIVITIES	330.5	324.5	229.5
Acquisitions of intangible assets	(8.1)	(10.2)	(12.6)
Acquisitions of tangible assets	(142.7)	(156.5)	(274.3)
Acquisitions of financial assets (long term investments)	(204.6)	(49.9)	(135.4)
Acquisitions of financial assets (others)	(7.4)	(1.8)	(9.1)
Change in payables on assets	(1.0)	(3.8)	(10.0)
Total Investments	**(363.8)**	**(222.2)**	**(441.4)**
Disposals of intangible assets	0.2		1.6
Disposals of tangible assets	9.5	10.1	33.2
Disposals of financial assets (long term investments)	0.2	1.2	
Disposals of financial assets (others)	1.7	18.4	4.4
Change in receivables on assets		3.9	(3.8)
Total Disposals of assets	**11.6**	**33.6**	**35.4**
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	(352.2)	(188.6)	(405.9)
Dividends paid	(8.4)	(12.3)	(14.6)
Reduction of capital			
Repayment of debt	(346.9)	(202.1)	(408.3)
Cash inflow from financing activities	**(355.3)**	**(214.4)**	**(422.9)**
Increase in shareholders' equity			679.8
Increase in debt	388.3	38.6	25.1
Cash outflow from financing activities	**388.3**	**38.6**	**704.9**
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	33.0	(175.8)	282.0
Effect of exchange rates fluctuations	1.0	(2.7)	
CHANGE IN CASH POSITION	12.3	(42.6)	105.7
Cash position beginning of period	132.7	175.3	69.6
Cash position end of period	145.0	132.7	175.3

Notes to the Consolidated Financial Statements

MAJOR EVENTS OF THE YEAR 2003

In 2003, JCDecaux pursued its strategy of development through organic growth, winning public tenders for advertising contracts in Street Furniture and Transports and establishing commercial alliances with key advertisers. The Group also grew by acquisitions and partnerships, strengthening its presence in Germany and in Central Europe.

New contracts

- In Spain, JCDecaux in partnership with Publimedia (Dragados) renewed the advertising contract, for a period of five years, for the Barcelona metro, which carries 321 million passengers per year. JCDecaux first won this contract in 1999.
- In South Korea, JCDecaux signed a 15 year contract for the installation of more than 500 shelters and information furniture in Seoul, in partnership with In Poong.
- In France, JCDecaux renewed its street furniture contracts with the cities of Bayonne, Calais, Le Havre, Saint-Brieuc, Saint-Raphaël, Villeneuve-d'Ascq and the district of Lorient.

Commercial alliance

- JCDecaux entered into a pan-European outdoor advertising partnership with Masterfoods. The partnership involves JCDecaux's outdoor advertising network in 16 European countries and will run for a period of four years, covering all three food, confectionery and petfood businesses of Masterfoods.

Acquisitions and partnerships

- JCDecaux acquired, through Europlakat International (EPI), its 50/50 joint venture subsidiary with Affichage Holding, the company Alma Quattro, the outdoor advertising leader in Serbia-Montenegro. Alma Quattro holds key assets in that country, including the street furniture contract of the city of Belgrade.
- JCDecaux increased to 67% its stake in Gewista, the leading outdoor advertising company in Austria. Gewista and its subsidiary Europlakat International provide JCDecaux with a strong platform to further grow its outdoor advertising business in Central Europe.
- JCDecaux increased to 35% its stake in Wall AG, one of the leading Street Furniture company in Germany, by acquiring Clear Channel's stake in Wall. In addition, JCDecaux acquired 50% of Wall USA, a company which holds the street furniture contract for the city of Boston.
- JCDecaux concluded a partnership with the airports of Rome (Fiumicino and Ciampino) in order to develop the advertising sales, through an extension of the customer portfolio, an optimisation of the commercial offer and a innovating yield management.

1. ACCOUNTING METHODS AND PRINCIPLES

1.1. CONSOLIDATION PRINCIPLES

General principles

The Group's consolidated financial statements have been prepared in accordance with the legal and regulatory provisions applicable in France as set out by Regulation No. 99-02 of the French Accounting Regulations Committee on consolidated financial statements.

Change in accounting methods

In order to improve the presentation of its consolidated accounts, the JCDecaux Group has decided, starting January 1, 2003, to accrue a provision to cover all its defined benefit plan commitments in accordance with the French Accounting Standard Board's recommendation No. 2003-R.01 issued on April 1, 2003.

A provision to cover such employee benefits was previously calculated and recognised in the consolidated statements in accordance with the national regulations in force in each country where the Group is settled.

The homogeneous application of the actuary method recommended by the French Accounting Standard Board's recommendation No. 2003-R.01 to all defined benefit plans identified in the Group's companies consolidated under global or proportional method, has generated an additional provision of €6.7 million recognized against shareholders' equity at opening. The impact after tax, as at January 1, 2003, on Group's equity is €(4.5) million.

Furthermore, the Group has made an actuary valuation, compliant with the actuary methods recommended by the French Accounting Standard Board, for all long service awards or other defined benefits provided during the employees' working life, identified in the Group's companies consolidated under global or proportional method. As a consequence, an additional provision has been accrued in the consolidated accounts for €2.3 million. This amount has been totally recognised as a non current loss within the income statement.

Finally, the Group has reestimated the amount of its commitments relating to retirement awards paid at the end of the working life to employees in accordance with the Fillon's law requirements enforced in France on August 22th, 2003. This has given rise to an additional commitment for €4.8 million. In accordance with the French Accounting Standard Board's Statement of Position No. 2004-A of January 21, 2004, this amount will be recognised, within operating income, as an expense, on a straight-line basis, over the average period until the benefits become vested.

1.2. SCOPE AND METHODS OF CONSOLIDATION

The companies of the Group that are of significant size are consolidated. Generally, subsidiaries meeting one of the following three criteria are consolidated:

(in million euros)	Amount (absolute value) greater than
Revenues	0.8
Equity (Group share)	1.5
Net income (Group share)	0.6

The aggregate of the non-consolidated companies is not significant.

The financial statements of companies under exclusive control are fully consolidated.

Companies that are jointly controlled by the Group in association with other shareholders are consolidated following the proportional method, where such companies' financial statements are consolidated to the extent of the Group's proportionate interest.

The financial statements of companies over which the Group exercises, either directly or indirectly, a significant influence on the management and financial policy are accounted for under the equity method. Accounting methods applied by companies consolidated under equity method may defer from Group accounting methods.

Table 6.2. presents the list of consolidated subsidiaries and the consolidation method used for each of these companies.

All the significant transactions between Group companies fully consolidated are eliminated upon consolidation. The transactions with companies consolidated under the proportional method are eliminated at the percentage of integration. Results within consolidated companies are also eliminated.

1.3. END OF THE FISCAL YEAR

The consolidated financial statements are prepared on the basis of annual financial statements for all companies as of December 31.

1.4. TRANSLATION OF FINANCIAL STATEMENTS PREPARED IN FOREIGN CURRENCY

Foreign subsidiaries' financial statements are translated on the following basis:

- year-end exchange rates, for balance sheet items;
- average annual rates, for income statement items.

Foreign exchange differences relating to a monetary component which is in substance an integral part of the Group's net investment in foreign consolidated companies are recorded within consolidated shareholders' equity until disposal or liquidation of the net investment, at which date they are to be recorded as income or charges in the income statement as are the other exchange translation differences.

This accounting treatment has been applied to the companies JCDecaux Uruguay and JCDecaux Salvador (Brazil).

1.5. INTANGIBLE ASSETS

Pre-operational costs as well as research and development costs are included in operating expenses in the income statement, as incurred.

Concessions and patents are amortized over their legal useful life.

Only significant, individualized and clearly identified software (such as ERP) are capitalized and amortized over a period of 5 years maximum. Other software are included in operating expenses.

Going concern values and goodwill (not resulting from consolidation) are completely amortized within the year they are recorded in the financial statements.

1.6. GOODWILL

The difference between the acquisition cost of shares of consolidated companies and the proportion acquired in the equity adjusted in compliance with Group principles and methods is, after analysis, divided up between:

- positive or negative valuation discrepancies relating to certain identifiable balance-sheet items,
- goodwill for the unallocated balance.

The acquisition cost of shares includes related purchase costs (fees, etc.).

Goodwill is amortized using the straight-line method over a period not exceeding 20 years.

In case of particular circumstances (major structural modifications of technical, regulatory or market conditions, in the case of a planned sale or of insufficient profitability, etc.), impairment of goodwill is established, beyond the scheduled amortization allowances, by means of a provision in line with the methodology described in note 1.8.

1.7. TANGIBLE ASSETS

Tangible assets appear on the balance sheet at historical acquisition cost.

Depreciation allowances are mainly calculated using the straight-line method over the following estimated useful lives:

	Depreciation period
Tangible assets	
Buildings and constructions	10 to 20 years
Technical installations, tools and equipment (street furniture and billboards)	2 to 10 years
Other tangible assets	
Fixtures and fittings	5 to 10 years
Transport equipment	4 years
Office and computer equipment	3 years
Furniture	5 to 10 years

Street furniture

Street furniture (Bus shelters, MUPI®– City Light Billboards, Seniors®, Electronic Information Boards, Automatic Public Toilets, Morris Columns, etc.) is depreciated following the straight-line method over a period of 7 to 10 years.

Billboards

Billboards are depreciated according to the method of depreciation prevailing in the countries concerned in accordance with local regulations and economic conditions.

The main method of depreciation is the straight-line method over a period of 2 to 10 years.

In France, standard billboards are depreciated according to the accelerated method over 4 years.

Structural street furniture maintenance costs are capitalized and depreciated over a period equal to half of the useful economic life of the street furniture, where such costs result in the extension of the furniture useful life compared to the furniture economic life initially planned.

1.8. VALUATION OF TANGIBLE AND INTANGIBLE FIXED ASSETS AND OF GOODWILL

The value of assets (intangible, tangible assets and goodwill) is assessed at the end of the accounting year based on future profitability prospects and on the comparison between the carrying amount of assets and their fair value so as to determine, if necessary, whether an impairment loss should be recognized. This fair value is measured at the level of each segment of activity (Billboard, Street Furniture and Transport), notably on the basis of discounted future cash flows derived from the use of the assets, of their residual value and of the synergies expected by the Group.

The methodology used is the following:

- targeting of affiliates for which there is an indication that their assets may be impaired. This analysis is based, for the Street Furniture and Transport activities, on a projection of the 2003 EBITDA over the residual duration of the contracts. For the Billboard activity, a 15 year duration is used and the residual value of assets is taken into account.
- review of the affiliates which were targeted further to the process described in the previous paragraph. An analysis of the fair value of the assets of these affiliates is carried out based on the discounted future cash flows derived from the use of these assets. The following assumptions are used:
  - cash flow projections are based on group financial budgets / forecasts,
  - residual duration of Street Furniture and Transport contracts is more accurately approached using a probability of renewal at contract expiration,
  - the duration used for the Billboard activity (i.e. 15 years) is left unchanged and the residual value of assets is taken into account,
  - the discount rate used is the Weighted Average Cost of Capital (8.5%);
- comparison within each segment of activity (Billboard, Street Furniture and Transport) between the fair values and the carrying amounts of assets. The fair value, to be compared, is the sum of the fair values of the affiliates belonging to this segment.

As of December 31, 2003, the review of the value of assets, following the above-described methodology, did not lead to the recognition of an impairment loss.

In other respects, under some exceptional circumstances (loss of a specific contract with low synergies within its segment of activity), the Group may recognize an impairment loss at the affiliate level rather than at the segment of activity level. As such, an extraordinary amortization amounting to €4 million was recognized in 2003.

1.9. INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES

This item consists of equity interests in companies which did not show any activity during the 2003 fiscal year, or on which the Group has no significant influence or lastly which would not significantly contribute to the consolidated financial statements, as a result, in particular, of the predominance of intra-Group transactions recorded in their accounts.

Depreciation allowances are booked for impairment of investments in non-consolidated affiliates and long-term investment securities when their realizable or going concern values assessed investment by investment become lower than their historical cost. The realizable and going concern values take into account the share in equity and the profitability prospects.

1.10. INVENTORIES

Inventories mainly consist of:

- street furniture or billboards in kit form or partially assembled,
- parts necessary for the maintenance of installed street furniture.

Inventories are valued on the basis of the weighted average cost, which may include internal assembly costs. Depreciation allowances are booked for impairment, as needed, when as a result of business prospects, their realizable value is less than their book value.

1.11. PROVISIONS FOR BAD DEBT

A provision for bad debt is recorded when the collection value of receivables is less than the book value.

1.12. MARKETABLE SECURITIES

Marketable securities are stated at the lower of cost or market values. If the value of marketable securities at year-end shows an overall capital loss by class of securities, a depreciation allowance is recorded for the same amount.

1.13. PROVISION FOR RETIREMENT BENEFITS AND OTHER BENEFITS

The Group's obligations resulting from defined benefit plans, as well as their cost, are determined under the projected credit unit method.

This method consists in measuring the obligation in accordance with the projected wage at the end of the working life and the rights acquired at the valuation date, determined in accordance with the collective agreements, branch agreements or legal rights in force.

The actuarial assumptions used to determine the obligations are based on the economic conditions prevailing in the country of the plans and the demographic assumptions adapted to each company.

These benefit plans are either funded, their assets being managed by an entity legally separate from the Group, or partially funded or unfunded, their obligations being covered by a provision in the balance sheet.

For post-employment defined benefits, actuarial gains or losses exceeding the greater of 10% of the present value of the defined benefit obligation or of the fair value of the related plan assets are recognised as an expense or a profit over the remaining average working lives of the Group's employees. Past service costs are recognised as an expense, on a straight-line basis, over the average period until the benefits become vested.

For long term benefits, actuarial gains or losses and past service costs are recognised as an expense or a profit immediately when they occur.

1.14. TURNOVER

Group turnover mainly consists in sales of advertising spaces on street furniture equipment, billboards and advertising in transport systems.

Advertising space turnover, rentals and services provided are recorded as turnover for the period in which the service is performed.

Turnover resulting from the sale of advertising spaces is recorded on a net basis after deduction of commercial rebates. For the billboard line of business and in some countries, commissions are paid by the Group to advertising agencies and buying groups when they are intermediaries between the Group and advertisers. These commissions are in this case deducted from the turnover. In agreements where the Group pays variable rents or pays back a part of its advertising revenues to franchisers, the Group classifies gross advertising revenues as turnover and books rents and the sales part repaid as operating charges.

1.15. NON-RECURRING INCOME / LOSS

Non-recurring gains and losses consist of significant items which, in light of their type, their unusual nature and their non-recurrence cannot be considered as inherent to the recurring operating activity of the Group, such as capital gains and losses on sales and related charges, miscellaneous penalties or exceptional fixed asset depreciation.

1.16. CURRENT AND DEFERRED INCOME TAX

The Group records deferred tax resulting from temporary differences in the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Using the liability method, deferred tax is calculated by applying the most recent applicable tax rate. Deferred tax assets are subject to a valuation allowance when they are unlikely to be used within a reasonable time frame.

The income tax charge in the consolidated income statement corresponds to the current tax due by each consolidated taxable entity, adjusted for deferred tax.

The amount of deferred tax recorded results mainly from consolidation adjustments (standardization of Group accounting principles and amortization/depreciation periods for tangible and intangible assets), from temporary differences between accounting and taxable income. Deferred tax assets on tax losses carried forward are systematically computed, and are subject to a depreciation allowance when their recoverability over a reasonable period is not quite certain.

1.17. FINANCIAL INSTRUMENTS

Interests relating to swaps of rates, caps and floors contracted in order to hedge the risk of interest rate are included in the financial result. Premiums related to the caps and floors are recorded as deferred charges and are recognized over the lifespan of the hedge contract. The fair market value of such instruments is subject to a specific disclosure within the Notes related to off-balance sheet commitments.

Latent profits and losses induced by future exchange transactions, set up to cover the exchange rate risk, are taken into account in the financial result of the Group. They compensate for the latent losses or profits on the hedged elements.

1.18. FINANCE AND OPERATING LEASES

The Group does not refer to the preferential method (according to Regulation No. 99-02 of the French Accounting Regulations Committee on consolidated financial statements) which consists to restate finance lease contracts in the consolidated accounts. For the first time adoption of the international financial reporting standards, the Group launched a survey to identify such operations that are individually material. A disclosure on the Group's commitments relating to all lease contracts is included in note 4.2. regarding off-balance sheet commitments.

1.19. EARNINGS PER SHARE

Earnings per share are computed based on the weighted average number of shares excluding stock options.

The calculation of this indicator after dilution takes into account the weighted average number of shares as well as the weighted average number of stock options granted during the fiscal year. The weighted average number of treasury shares bought is deducted from the weighted average number of shares taken into account for the calculation of the ratio.

2. COMMENTS ON THE BALANCE SHEET

2.1. SCOPE OF CONSOLIDATION

The main changes that took place during the 2003 year are as follows:

Entries into the scope of consolidation

The company Europlakat International (50% consolidated under the proportional method) acquired for a price of €6.1 million, 100% of the AQMI company, which has itself acquired for €4.0 million, 100% of the Alma Quattro company, leader in outdoor advertising in Serbia-Montenegro. Both companies are consolidated under the proportional method since the first semester of the year 2003.

The recently created ADR Advertising company (Italy) results from the partnership with the airports of Rome in order to develop the sales of advertising space. It has been consolidated for the first time following the proportional integration method since the first semester of the year 2003.

The Austrian companies JCDecaux Invest Holding and JCDecaux Sub Invest Holding have been consolidated for the first time in 2003. Their creation has allowed the demerger of the company JCDecaux Central Eastern Europe (JCD CEE) that occurred August 13, 2003 in the context of the end of the cooperation agreement signed with B&C Holding.

As of December 31, 2002, JCDecaux Deutschland already held a 11.12% interest in the German group Wall AG. At the end of October 2003, it purchased an additional 23.88% interest at a price of €41.9 million, totalling 35% of the share capital. As a consequence, Wall AG is consolidated following the equity method.

At the end of November 2003, JCDecaux North America purchased 50% of the shares of Wall Holdings Inc in the USA at a price of €5.6 million. This company holds 100% of Wall USA Inc (USA). Both companies are consolidated following the equity method.

The company Viacom outdoor JCDecaux Street Furniture Canada Ltd, joint venture with Viacom has been consolidated following the proportional method for the first time in 2003.

Change in percentage of ownership

On May 28, 2003, JCDecaux Airport France acquired the remaining 40% in JCDecaux Airport Media GmbH (Germany) for an acquisition price of €0.5 million. This operation changed the percentage of ownership in the JCDecaux Airport Media GmbH company to 100%.

In November 2003, JCDecaux España purchased 25% of the shares of JCDecaux & Sign (Spain) for a price of €5.7 million. As a consequence of this additional purchase JCDecaux & Sign is 100% held by JCDecaux España.

The JCDecaux Group and B&C Holding have decided to put an end to their partnership agreement in Austria and in Central Europe, concluded in April 2001. The put option has been exercised by B&C Holding for €138 million. Following this operation which took place in August 2003, JCDecaux SA holds directly 30% of the company Affichage Holding and through its 100% owned subsidiary JCDecaux Central Eastern Europe Holding GmbH, 67% of the company Gewista. Therefore, the Group's interest in the subsidiaries held by Gewista have all increased.
This operation leads to the recording of a goodwill amounting to €111.8 million.

Exit from the scope of consolidation

Three Polish companies (Aussenwerbung Polen GmbH, Europlakat Polska Sp Zoo and Media System Sp Zoo) in the sector of large format billboard were sold in 2003.

Others

Until June 30, 2003, the Unicom Group in which the company Europoster BV held a 50% interest had been consolidated following the equity method. Since July 1, 2003, four subsidiaries of this group are consolidated following the proportional method, namely: Univier Communications BV in the Netherlands, Unicom Eesti OU in Estonia, Unicom Baltic UAB in Lithuania and Unicom Baltic SIA in Latvia.

The impact on the turnover due to the changes in the consolidation scope during the accounting period is €4.5 million, including an increase of €4.2 million for the transport sector, of €3.4 million for the Street Furniture sector and a decrease of €3.1 million for the Billboard sector.

2.2. GOODWILL

As of December 31, 2003, goodwill represented €1,479.5 million in gross value and its cumulated amortization amounted to €300.9 million.

The net book value of goodwill recorded in 2003, 2002 and 2001 breaks down as follows:

(in million euros)

	12/31/2003	12/31/2002	12/31/2001
Media Communication Outdoor Advertising (Avenir division)	590.4	623.0	662.7
Goodwill arising from shares contributed by JCD Holding and minority shareholders in 2000	117.3	124.3	131.3
Austria, Switzerland and Central Europe partnerships (1)	259.5	155.7	155.4
IGP partnership (Italy)	39.7	42.0	44.2
Planigrama purchasing (Spain)	13.3	17.0	5.7
Univier Communications BV – The Netherlands (Unicom Baltics countries partnership)	7.7	7.5	
Wall shares (35% in Wall AG and 50% in Wall USA)	52.1		
Others	98.6	110.5	106.0
Total	1,178.6	1,080.0	1,105.3

(1) Including in 2003 the additional goodwill subsequent to the end of the joint agreement between the JCDecaux SA Group and B&C Holding in Austria and in Central Europe. Following this operation which took place in August 2003, JCDecaux SA holds directly 30% of Affichage Holding and through its 100% owned subsidiary JCDecaux Central Eastern Europe Holding GmbH, 67% of Gewista. It also includes the goodwill on Alma Quattro (Serbia-Montenegro).

The variation of the goodwill in 2003 breaks down as follows:

(in million euros)

	Net value
As of January 1, 2003	**1,080.0**
New goodwill arising during 2003	**171.7**
JCDecaux Central Eastern Europe Gmbh	111.8
Wall AG	47.2
Wall Holdings Inc	5.1
Alma Quattro	4.0
Others	3.6
Amortization and impairment of goodwill	(71.8)
Exchange gains/losses	(1.3)
As of December 31, 2003	1,178.6

2.3. TANGIBLE ASSETS

Breakdown by type of asset

(in million euros)	Gross value 12/31/2003	Depreciation or provisions 12/31/2003	Net value 12/31/2003	Net value 12/31/2002	Net value 12/31/2001
Land	31.2	1.6	29.6	30.9	34.8
Buildings	77.7	44.4	33.3	37.9	38.3
Technical installations, tools and equipment	1,572.0	1,022.2	549.8	580.8	615.7
Other	220.0	168.9	51.1	62.0	65.7
Fixed assets in progress	11.5	0.4	11.1	10.2	16.6
Advances and deposits	0.4		0.4	0.5	2.1
Total	**1,912.8**	**1,237.5**	**675.3**	**722.3**	**773.2**

As of December 31, 2003 gross tangible assets amounted to €736.6 million in France and €1,176.2 million in foreign countries compared respectively to €708 million and €1,143 million as of December 31, 2002. As of December 31, 2003 gross tangible assets in foreign subsidiaries include notably €197.1 million in the United Kingdom, €136.4 million in Germany, €124.8 million in Spain, €100.2 million in Portugal and €94.1 million in Belgium.

Change in gross value

(in million euros)	Land	Building	Technical installation, tools & equipment	Others	Total
As of January 1, 2001	**32.5**	**88.9**	**1,161.7**	**217.3**	**1,500.4**
Changes in the consolidation scope	0.2	7.5	81.6	6.3	95.6
Capitalized maintenance (opening)			13.9		13.9
Capitalized maintenance (2001 fiscal year)			25.3		25.3
Acquisitions	2.2	5.6	200.2	41.0	249.0
Sales	(6.0)	(22.4)	(50.0)	(7.8)	(86.2)
Translation adjustments	0.5	0.2	3.9	1.2	5.8
Reclassifications [1]	5.4	(3.9)	15.9	(21.8)	(4.4)
As of December 31, 2001	**34.8**	**75.9**	**1,452.5**	**236.2**	**1,799.4**
Changes in the consolidation scope	0.0	0.0	7.3	1.2	8.5
Capitalized maintenance (2002 fiscal year)			22.2		22.2
Acquisitions	0.0	2.4	111.0	20.8	134.2
Sales	(0.4)	(2.5)	(50.1)	(11.3)	(64.3)
Translation adjustments	(1.8)	(0.4)	(42.9)	(4.5)	(49.6)
Reclassifications [1]	0.1	2.9	5.0	(7.4)	0.6
As of December 31, 2002	**32.7**	**78.3**	**1,505.0**	**235.0**	**1,851.0**
Changes in the consolidation scope			(0.3)	0.1	(0.2)
Capitalized maintenance (2003 fiscal year)			21.4		21.4
Acquisitions	1.5	0.7	97.3	21.8	121.3
Sales	(0.8)	(0.8)	(31.6)	(9.8)	(43.0)
Translation adjustments	(2.2)	(0.5)	(30.1)	(4.2)	(37.0)
Reclassifications [1]			10.3	(11.0)	(0.7)
As of December 31, 2003	**31.2**	**77.7**	**1,572.0**	**231.9**	**1,912.8**

(1) The net impact of the reclassifications is not zero, as some reclassifications have an impact on other accounts in the balance sheet.

2.4. FINANCIAL INVESTMENTS

These consist of shares in equity affiliates, investments in non-consolidated subsidiaries, loans to non-fully consolidated companies and other investments.

Breakdown (net book value)

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Shares in equity affiliates	55.0	49.2	45.6
Shares in non-consolidated subsidiaries [1]	5.8	21.5	24.0
Loans	9.4	4.0	6.6
Related receivables	0.6	0.4	3.9
Other investments	5.1	4.7	7.2
Total	75.9	79.8	87.3

(1) The decrease of €15.7 million in investments between 2002 and 2003 is mainly related to the consolidation of Wall AG as an equity affiliate.

Shares in equity affiliates

(in million euros)	% of interest as of 2003	12/31/2003	12/31/2002	12/31/2001
Switzerland				
Affichage Holding	30.00%	42.6	45.7	44.1
The Netherlands				
Univier Communications BV [1]	50.00%	0.0	1.6	0.0
Germany				
Nuremberg	35.00%	2.0	1.8	1.4
Ilg Aussenwerbung Zacharias	10.00%	0.1	0.1	0.1
Wall AG	35.00%	10.6		
United States of America				
Wall Holding / Wall USA Inc.	50.00%	(0.3)		
Total		55.0	49.2	45.6

(1) This company was acquired in 2002. It is consolidated under the proportional method from July 1, 2003 onwards.

Changes in shares in equity affiliates

(in million euros)	12/31/2002	2003 Income	2003 Dividends	2003 Acquisitions	Translation	12/31/2003
Affichage Holding	45.7	3.7	(3.7)		(3.1)	42.6
Nuremberg	1.8	0.6	(0.4)			2.0
Ilg Aussenwerbung Zacharias	0.1	0.0			0.0	0.1
Wall AG		0.3		10.3		10.6
Wall Holding / Wall USA Inc.		(0.2)		(0.1)	0.0	(0.3)
Peron Reklam Kft		0.0			0.0	0.0
Univier Communications BV	1.6	0.5		(2.1)		0.0
Total	49.2	4.9	(4.1)	8.1	(3.1)	55.0

Shares in non-consolidated subsidiaries

(in million euros)	% Capital	Income 2003	Equity 12/31/03 (1)	Gross value of shares as of 12/31/03	Net value of shares as of 12/31/03
France					
Gommage & Aspiration	79.93%	0.0	(0.5)	0.2	0.0
Affimétrie	33.00%	0.0	0.0	0.2	0.2
Austria					
ARGE Autobahnwerbung (2)	50.00%	1.0	0.5	0.1	0.1
Objekt Werbung GmbH	25.00%	0.3	(0.5)	0.9	0.6
Italy					
Ser Com	51.00%	0.2	0.4	0.1	0.1
SIPA	49.00%	0.2	0.5	0.3	0.3
ASPE	49.00%	0.2	0.3	0.2	0.2
Pubblisuccesso Lombardia	100.00%	0.0	0.3	0.1	0.1
Czech Republic					
ISPA Brno Spol SRO	100.00%	0.0	0.0	0.3	0.3
Slovenia					
N.B.S.H. Proreklam-Europlakat Prishtina	60.00%	0.0	0.2	0.0	0.0
Asia-Pacific					
JCDecaux Macao	80.00%	0.1	0.2	0.1	0.1
Pearl & Dean Pty Ltd and Pearl & Dean Fidji	100.00%	0.0	3.5	3.6	3.6
Others				0.5	0.2
Total				6.6	5.8

(1) Equity excluding 2003 net income.
(2) 2002 Data for the income and the equity.

2.5. INVENTORIES

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Gross value of inventories	109.8	104.8	127.8
Depreciation allowances	(14.4)	(12.2)	(14.4)
Net value of inventories	95.4	92.6	113.4

The gross value of inventories as of December 31, 2003 decreased by €1.4 million for the French companies and increased by €6.4 million for foreign companies, mainly in Austria for €6.7 million (street furniture stocked for the contract of Vienna).

2.6. TRADE RECEIVABLES AND PROVISION FOR DEPRECIATION OF RECEIVABLES

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Receivables (Gross value)	417.0	436.4	440.1
Provision for depreciation	(30.3)	(33.3)	(30.3)
Receivables (net value)	386.7	403.1	409.8

As of December 31, 2003, the gross value of receivables decreases by €18.5 million for the French companies and by €0.9 million for foreign companies.

2.7. OTHER RECEIVABLES

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Other operating receivables	19.6	17.2	14.1
Allowances for other operating receivables	(0.4)	(0.1)	(0.3)
Miscellaneous receivables	9.6	8.3	16.5
Allowances for miscellaneous receivables	(1.7)	(0.8)	(0.8)
Miscellaneous tax receivables	46.9	31.8	42.5
Receivables on assets	0.1	0.2	4.1
Advances and deposits paid	6.1	7.2	11.4
Prepaid expenses	45.2	46.5	49.9
Deferred expenses	16.3	16.4	14.8
Total other receivables	**143.8**	**127.6**	**153.3**
Total allowances on other receivables	**(2.1)**	**(0.9)**	**(1.1)**
Net other receivables	141.7	126.7	152.2

As of December 31, 2003, miscellaneous tax receivables have increased by €15.1 million. JCDecaux SA contributes mainly to this increase for an amount of €18.2 million.

2.8. MARKETABLE SECURITIES

(in million euros)	12/31/2003	12/31/2002	12/31/2001
France	85.3	73.0	128.4
Spain		8.7	9.6
Finland	0.5	0.5	2.2
Portugal	0.1	0.2	0.7
Germany			0.2
Total	85.9	82.4	141.1

The difference between the book value and the market value of marketable securities is not material.

2.9. NET DEFERRED TAX

2.9.1. Deferred tax recorded

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Deferred tax assets (net of provision for depreciation)	15.0	29.7	46.4
Deferred tax liabilities	(16.5)	(20.7)	(27.4)
Total	(1.5)	9.0	19.0

The €10.5 million decrease in the net deferred tax position as of December 31, 2003, mainly comes from France for €11.6 million and from United States for €6.5 million, whereas the increase comes from England for €2.1 million, from Spain for €1.3 million, from Austria for €1.1 million, from Belgium for €0.9 million and from The Netherlands for €0.4 million.

2.9.2. Unrecognized deferred tax assets on tax losses carried forward

The amount of deferred tax assets computed on the basis of tax losses carried forward, and fully depreciated amounts to €35.8 million as at December 31, 2003 (vs. €26.8 million as at December 31, 2002). This change of €9 million comes mainly from subsidiaries in the USA for €5.8 million, JCDecaux España (Spain) for €0.5 million, Red Portuguesa (Portugal) for €0.5 million and JCDecaux Uruguay (Uruguay) for €0.5 million.

2.10. CHANGES IN STOCKHOLDERS' EQUITY

(in million euros)	Capital	Premium	Consolidated reserves	Total
Equity as of December 31, 2000	2.7	244.2	377.0	623.9
Change in net equity of JCDecaux SA [1]	0.7	679.0		679.7
Net income for the period			10.2	10.2
Dividends paid [2]				
Purchase from minority shareholders and merger of JCDecaux SA			13.0	13.0
Change in translation adjustments			(4.9)	(4.9)
Equity as of December 31, 2001	3.4	923.2	395.3	1,321.9
Net income for the period			26.0	26.0
Dividends paid [2]				
Purchase of treasury shares [3]			(2.1)	(2.1)
Change in translation adjustments			(32.4)	(32.4)
Equity as of December 31, 2002	3.4	923.2	386.8	1,313.4
Net income for the period			40.9	40.9
Dividends paid [2]				
Changes in accounting methods [4]			(4.5)	(4.5)
Change in translation adjustments			(16.0)	(16.0)
Equity as of December 31, 2003	3.4	923.2	407.2	1,333.8

(1) The JCDecaux Group went public on June 21, 2001. The expenses related to the Initial Public Offering were allocated to the share premium net of tax.
(2) The company has not paid out any dividends.
(3) In 2002, JCDecaux SA bought 200,000 of its own shares (treasury shares) in August and October 2002 for a total price of €2.1 million.
(4) *Post employment and long term benefits.*

The share capital is as of December 31, 2003 composed of 221,400,760 shares.

2.11. CHANGE IN MINORITY INTERESTS

(in million euros)	2003	2002	2001
Equity (minority interests) as of January 1	64.2	68.8	47.5
Net income for the period	14.2	17.5	18.4
Dividends paid	(7.9)	(12.2)	(12.6)
Change in translation adjustments	(0.7)	0.2	0.8
Changes in consolidation scope	(38.3)	(10.1)	27.7
Changes in accounting methods	(0.1)		
Purchase of minority rights resulting from merger JCDecaux SA			(13.0)
Equity (minority interests) as of December 31	31.4	64.2	68.8

2.12. LOSS AND CONTINGENCY PROVISIONS

Loss and contingency provisions break down as follows:

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Loss and contingency provisions	86.4	72.0	73.5
Provisions for retirement and other benefits	28.2	10.6	9.9
Total	114.6	82.6	83.4

Changes in loss and contingency provisions

(in million euros)	12/31/2002	Allowances	Adjustment	Change on accounting policy	Reclassification	Exchange gain/loss	12/31/2003
Provisions for risks	16.4	8.8	(6.1)	0.0	4.7	(0.3)	23.5
Provisions for dismantling (1)	51.6	11.4	0.0	0.0	(0.9)	(0.6)	61.5
Provisions for retirement and other benefits	10.6	3.6	0.0	6.7	7.4	(0.1)	28.2
Provisions for restructuring	2.1	0.0	(0.3)	0.0	(1.6)	0.0	0.2
Provision charges	1.9	0.5	(1.2)	0.0	0.0	0.0	1.2
Total Provisions	82.6	24.3	(7.6)	6.7	9.6	(1.0)	114.6

(1) Loss and contingency provisions consist mainly of provisions for dismantling costs in respect of street furniture. They are calculated at the end of each accounting period and are based on the size of the pool of street furniture currently in use and their unitary dismantling cost (labor, cost of destruction and restoration of ground surfaces). The provisions for dismantling costs are spread over the duration of each agreement.

There is no material reversal in 2003 not related to actual charges.

Upon termination of a contract, 100% of the dismantling costs is set aside as a provision. Dismantling provisions being reestimated at year-end, a net depreciation is recorded in the financial year.

Provisions related to litigation represent an amount of €10.4 million as at December 31, 2003. All litigation in the Group has been reviewed by the Group's Legal Department. Risks related to litigation have been evaluated on a case by case basis depending on accusers' claims, on lawyers' opinions and on first instance verdicts from the court.

Other provisions consist in particular of restructuring provisions for an amount of €0.2 million, of provisions on social contingencies for an amount of €1.6 million.

Provision for retirement benefits and other benefits

The Group's defined employee benefit obligations mainly consist in retirement benefits (legal termination benefits, pensions and other retirement benefits for MDs of some Group's companies) and other long term benefits paid during the working life such as long service awards.

The Group's retirements benefits are mainly related to France, United Kingdom, Netherlands and Austria.

In France, the termination benefits paid at the retirement date are calculated in accordance with the "Convention Nationale de la Publicité" (Collective Bargaining Agreement for Advertising). A part of the obligation is covered by contributions made to an external fund by the French companies of the JCDecaux Group.

In the United Kingdom, retirement obligations mainly consist in a pension plan previously open to some employees of the company JCDecaux United Ltd. In December 2002, the related vested benefits have been frozen.

In Austria, employee benefits are mainly termination benefits.

In The Netherlands, retirement obligations mainly relate to a pension plan partially covered by the contributions paid to a separate entity.

Eventually, two multi-employer defined benefit plans have been identified in Sweden (ITP) and in Finland (TEL). These plans have not been valuated in so far as, first, they are national plans for whose the necessary information are not available at this date, secondly, the TEL plan is ranked as a social security plan.

Provisions are calculated according to the following assumptions:

	12/31/2003
Discount rate	4.9% - 7%
Estimated annual rate of increase in future salaries	2% - 4%
Estimated annual rate of increase in future compensation	2% - 3%
Expected return of related plan assets	5% - 8%
Expected average remaining working lives of employees	14 - 15 years

The retirement benefits and other long term benefits (before tax) are analysed as follows:

(in million euros)	Retirement benefits unfunded	Retirement benefits funded	Other benefits	Total
Change in benefit obligation				
Opening balance	7.4	42.5	2.3	52.2
Service cost	0.5	1.4	0.2	2.1
Interest cost	0.4	2.4	0.1	2.9
Amendments in plans	1.6	3.2		4.8
Actuarial gains/losses	(0.1)	0.0	0.1	(0.0)
Benefits paid	(0.6)	(1.0)	(0.1)	(1.7)
Other (exchange gains/losses)	0.0	(2.4)		(2.4)
Benefit obligation at the end of the period	9.2	46.1	2.6	57.9
including France	*5.6*	*11.7*	*1.3*	*18.6*
including other countries	*3.6*	*34.4*	*1.3*	*39.3*
Change in plan assets				
Opening balance		25.4		25.4
Actual return on plan assets		2.9		2.9
Employer contributions		1.3		1.3
Benefits paid		(0.7)		(0.7)
Other (exchange gains/losses)		(1.5)		(1.5)
Fair value of assets at the end of the period		27.4		27.4
including France		*3.9*		*3.9*
including other countries		*23.5*		*23.5*
Provision				
Funded status	9.2	18.7	2.6	30.5
Unrecognised actuarial gains/losses	0.1	1.3		1.4
Unrecognised past service cost	(1.5)	(3.2)		(4.7)
Provision at the end of the period (1)	7.8	16.8	2.6	27.2
including France	*4.0*	*4.6*	*1.3*	*9.9*
including other countries	*3.8*	*12.2*	*1.3*	*17.3*
Net periodic pension cost				
Service cost	0.5	1.4	0.2	2.1
Interest cost	0.5	2.3	0.1	2.9
Expected return on plan assets		(1.5)		(1.5)
Net actuarial gains/losses recognised in the year			0.1	0.1
Net past service cost recognised in the year		0.1		0.1
Charge of the year	1.0	2.3	0.4	3.7
including France	*0.5*	*1.1*	*0.2*	*1.8*
including other countries	*0.5*	*1.2*	*0.2*	*1.9*

(1) The amount of €27.2 million includes €28.2 million of provisions accrued as a liability in the balance sheet and €1 million of reimbursement rights relating to a retirement benefit plan.

Unrecognised actuarial gains as at December 31, 2003 amounts to €1.4 million and are nearly exclusively related to the British funds.

The line "amendments in plans" corresponds to the surplus resulting from the application of Fillon's law and is recognised over the average period until the benefits become vested. Unrecognised past service cost as of December 31, 2003 amounts to €4.7 million.

In fiscal year 2003, the net movements of employee benefit obligations are as follows:

(in million euros)	2003
January 1, 2003	**26.8**
Charge of the year	3.7
Exchange gains/losses	(1.0)
Contributions paid	(1.3)
Benefits paid	(1.0)
December 31, 2003 (1)	**27.2**

(1) The amount of €27.2 million includes €28.2 million provision accrued as a liability in the balance sheet and €1 million of reimbursement rights relating to a retirement benefit plan.

The breakdown of the related plan assets is as follows:

As of December 31, 2003

(in million euros)	Amount	%
Shares	15.8	58%
Bonds	8.6	31%
Real estate	0.7	3%
Others	2.3	8%
Total	27.4	100%

2.13. LONG-TERM DEBT

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Bonds	375.0		
Bank borrowings	394.6	737.7	896.5
Miscellaneous facilities and other long-term debt	11.2	8.3	12.2
Total	780.8	746.0	908.7

JCDecaux SA issued a US private placement in 2003. Therefore, the Group's main sources of funding consist in bonds and bank facilities.

The outstanding amount as of December 31, 2003 is as follows:

- US private placement issued in 2003, maturing between 2010 and 2015, with an outstanding amount as of December 31, 2003 of €375 million.
- Tranche A of JCDecaux SA syndicated facility, set-up in 2000, amortizing in semi-annual installments until 2005, with an outstanding amount as of December 31, 2003 of €320 million, following the early repayment of €163 million made in June 2003.
- Bank loans held by JCDecaux SA's direct and indirect subsidiaries, for a total amount of €74.6 million.

Other borrowings and miscellaneous facilities consist in (i) shareholder loans held by subsidiaries not fully owned by the Group and granted by the other shareholders of such entities, for a total amount of €8.1 million; (ii) accrued interest related to the Bonds and Bank Borrowings and accrued interest related to shareholder loans, for a total amount of €3.1 million.

In addition to the Bonds and Bank Borrowings outstanding as of December 31, 2003, the Group had a total of €1,051.6 million unused confirmed credit lines:

- Tranche B of JCDecaux SA syndicated facility, set-up in 2000, maturing in 2005, for €501.6 million. It is JCDecaux SA's intention to fully cancel this line in 2004.
- Credit line set-up by JCDecaux SA in December 2003, for €550 million, maturing in 2008. The first drawing under this line can only be performed upon repayment of Tranche A of the syndicated facility set-up in 2000. Tranche A was fully repaid in January 2004.

JCDecaux SA's sources of funding are confirmed, but they contain various restrictive covenants. The non compliance with such covenants could accelerate the maturity of such sources of funding.

- Those covenants limit the Group's ability, among other things, to:
  - create liens on assets,
  - sell assets,
  - set-up third-party debt at JCDecaux's subsidiaries level (US private placement and credit line set-up in 2003 only),
  - pay dividends greater than 30% of consolidated net income for the previous fiscal year (syndicated facility set-up in 2000 only),
  - extend the Group's business to activities non related to outdoor business (syndicated facility set-up in 2000 and 2003 only).
- They require the Group to maintain specific financial ratios:
  - Interest coverage ratio: consolidated EBITDA / consolidated net financial interest expense > 3.5 and 5 to 1,
  - Consolidated net debt coverage ratio: consolidated net indebtedness / consolidated EBITDA < 3.5 to 1.

As of December 31, 2003, the Group was in compliance with both criteria, with an interest coverage ratio of 14.8 and consolidated net debt coverage ratio of 1.5.

- They limit changes in the control of JCDecaux SA.

Maturity of medium and long-term debt (excluding unused confirmed credit lines)

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Less than one year [1]	345.5	210.4	205.4
More than one year and less than 5 years	35.4	509.0	692.0
More than 5 years	399.9	26.6	11.3
Total	780.8	746.0	908.7

(1) The €345.5 million maturing in less than one year include €320 million of Tranche A of JCDecaux SA's syndicated facility set-up in 2000. This Tranche A has been fully repaid in January 2004 and replaced by a draw down under the credit facility set-up in 2003 and maturing in 2008. Therefore, the Group switched a significant portion of its debt maturing in less than one year into debt maturing between more than one year and less than five years.

Breakdown of medium and long-term debt by currency

Breakdown by currency, before basis and currency swaps

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Euro	513.2	689.1	849.0
US Dollar	225.0	0.0	0.0
Danish Krone	15.4	18.6	20.7
Norwegian Krone	5.5	6.2	3.6
Australian Dollar	4.8	19.1	23.4
Swedish Krone	0.0	0.0	0.4
British Pound	1.0	1.1	6.5
Thai Baht	3.4	3.4	0.4
Japanese Yen	4.9	4.3	4.7
South Korean Won	1.4	1.4	0.0
Chilean Peso	4.6	2.8	0.0
Others	1.6	0.0	0.0
Total	780.8	746.0	908.7

Breakdown by currency, after basis and currency swaps

As of December 31, 2003

(in million euros)	Amount	%
Euro	656.6	84%
US Dollar	60.3	8%
Danish Krone	20.0	3%
Norwegian Krone	8.1	1%
Australian Dollar	4.8	1%
Swedish Krone	1.6	0%
British Pound	9.4	1%
Thai Baht	3.4	0%
Japanese Yen	4.9	1%
South Korean Won	1.4	0%
Chilean Peso	4.6	1%
Czech Koruna	4.0	1%
Others	1.7	0%
Total	780.8	100%

Breakdown of medium and long-term debt by fixed/floating rate (excluding unused confirmed credit lines)

Breakdown before interest rate derivatives

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Fixed rate	256.5	35.7	14.4
Floating rate [1]	524.3	710.3	894.3
Total	780.8	746.0	908.7

(1) A portion of the floating medium and long-term debt is hedged, using financial instruments as described in note 4.1.

Breakdown after interest rate derivatives

As of December 31, 2003

(in million euros)	Amount	%
Fixed rate or capped floating rate	192.4	25%
Floating rate	588.4	75%
Total	780.8	100%

3. NOTES TO THE INCOME STATEMENT

3.1. NET OPERATING EXPENSES

(in million euros)	2003	2002	2001
Purchases of materials, external charges and other net operating expenses	(787.6)	(820.3)	(820.0)
Taxes and duties	(17.4)	(18.4)	(16.8)
Payroll	(321.9)	(333.7)	(329.1)
Depreciation provisions net of releases	(16.4)	(15.7)	(6.6)
Depreciation allowances net of releases	(170.4)	(178.4)	(169.6)
Total	(1,313.7)	(1,366.5)	(1,342.1)

Research and development costs amounted to €8.3 million in 2003 against €9.8 million in 2002 and €13.8 million in 2001 and are included in "Purchases of materials, external charges and other net operating expenses".

3.2. NET FINANCIAL INCOME/LOSS

(in million euros)	2003	2002	2001
Interest on debt net of cash	(28.3)	(36.1)	(57.1)
Net foreign exchange gains and losses	(2.0)	(0.2)	4.3
Others	(1.7)	(0.4)	(0.3)
Total	(32.0)	(36.7)	(53.1)

The financial loss for 2003 amounted to €32 million, which implies an improvement of €4.7 million, as compared to 2002. Such improvement is due to (i) lower EURIBOR and US LIBOR rates; and (ii) a lower average net debt of the Group in 2003 as compared to 2002.

3.3. NON-RECURRING INCOME/LOSS

(in million euros)	2003	2002	2001
Net income from operations	(0.4)	(12.6)	(8.5)
Net income from capital transactions	2.6	(5.2)	10.6
Net releases and other net income	(2.5)	15.1	(7.9)
Total	(0.3)	(2.7)	(5.8)

Net income from capital transactions amounted to €2.6 million, including mainly a net profit €2.9 million in the United Kingdom arising from the sale of land carrying billboards, a net capital gain of €0.7 million arising from the sale of Polish companies, and a net loss of €1 million on sales of billboards and street furniture.

Net releases and other net income includes the provision for long service awards and other benefits provided during the employees' working life for an amount of €(2.3) million. These commitments, which were not recorded as provision in the previous accounting periods, have been recorded totally in 2003.

3.4. INCOME TAX

Breakdown between deferred and current taxes

(in million euros)	2003	2002	2001
Current taxes	(63.6)	(64.2)	(84.4)
Deferred taxes	(12.2)	(6.0)	34.6
Total	(75.8)	(70.2)	(49.8)

The effective tax rate before amortization of goodwill and before net income from equity affiliates, was 35% in 2001, 40.8% in 2002 and is 38.3% in 2003.

The €12.2 million of deferred taxes in 2003 include a €2.3 million net deferred tax expenses and a €9.9 million allowance for depreciation of deferred tax assets.

Breakdown of income taxes

(in million euros)	Income before tax	Taxes	Income after tax
Income from recurring operations	198.1	(77)	121.1
Non-recurring income	(0.3)	1.2	0.9
Income from consolidated companies before income from equity affiliates and amortisation of goodwill	197.8	(75.8)	122.0

Tax on non recurring income includes tax exemption of net profit on sale of tangible assets in the United Kingdom for €2.9 million and in Ireland for €0.5 million, i.e. a total tax impact of €1 million.

Details of tax calculation

(in million euros)	2003	2002	2001
Consolidated net income	**55.1**	**43.5**	**28.6**
Income tax charge	(75.8)	(70.2)	(49.8)
Consolidated income before taxes	**130.9**	**113.7**	**78.4**
Amortization of goodwill	71.8	63.7	70.9
Long-term capital losses			
Share of net income from equity affiliates	(4.9)	(5.6)	(7.1)
Parent/subsidiary regime tax treatment	6.1	2.3	2.9
Miscellaneous	6.1	1.2	1.7
Net income before tax subject to the standard tax rate	210.0	175.3	146.8
Weighted Group tax rate	34.23%	34.65%	32.20%
Theoretical tax charge	(71.9)	(60.7)	(47.2)
Deferred tax on unrecognized tax losses	(9.0)	(16.3)	(30.6)
Additional local taxes	(0.3)	0.8	(2.1)
Use of unrecognized prior tax losses carried forward	2.4	1.1	7.4
Correction of deferred tax/previous years	2.0	3.9	
Impact of the USA restructuring			24.4
Miscellaneous	1.0	1.0	(1.7)
Total tax charge calculated	(75.8)	(70.2)	(49.8)
Tax charge recorded	**(75.8)**	**(70.2)**	**(49.8)**

3.5. NET INCOME FROM EQUITY AFFILIATES

(in million euros)	2003	2002	2001
Affichage Holding	3.7	4.7	6.3
Nüremberg	0.6	0.6	0.8
Univier Communications BV	0.5	0.3	
Wall AG	0.3		
Wall Holding/Wall USA Inc.	(0.2)		
Total	**4.9**	**5.6**	**7.1**

3.6. HEADCOUNT AND COMPENSATION OF EXECUTIVE OFFICERS

In 2003, the Group's headcount consisted of 6,915 people.

In 2002, the headcount was 7,079 compared to 7,336 in 2001.

As of December 31, 2003, the Group's share of headcount of companies consolidated following the proportional method is 213 people.

The breakdown of headcount for the financial year 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Chief executives	104	109	119
Executives	766	770	792
Skilled employees	1,143	1,152	1,229
Employees	3,084	3,153	3,271
Workers	1,818	1,895	1,925
Total	6,915	7,079	7,336

The amount of remuneration paid to members of the Group's managing boards, the Executive and Supervisory Boards amount respectively to €5.9 million and €0.1 million in 2003, compared to €5.5 million and €0.1 million as for fiscal year 2002.

4. OFF-BALANCE SHEET COMMITMENTS

4.1. FINANCIAL INSTRUMENTS

The Group uses derivative products only for interest rate and foreign exchange rate hedging purposes.

4.1.1. Financial instruments related to bond issues

In connection with the issuance of its US private placement in 2003, JCDecaux SA raised funds, a portion of these funds, ($250 million) being denominated in US dollars and bearing a fixed coupon. As the Group did not generate such US Dollar funding needs and in compliance with its policy to have its medium and long term debt indexed on short term rates, JCDecaux SA entered into swap transactions combined with the issuance of its private placement:

- Interest rate swap: JCDecaux SA receives a fixed rate and pays a floating rate, on a nominal amount of $100 million, and with a maturity date in April 2010,
- Currency interest rate swap: JCDecaux SA receives a fixed rate denominated in US Dollar and pays a floating rate EURIBOR, on a nominal amount of (i) $150 million before swaps and (ii) €142 million after swaps, and with maturity dates between 2013 and 2015.

The market value of JCDecaux's portfolio of financial instruments related to bond issues was €(25.3) million as of December 31, 2003.

4.1.2. Interest rate risk (excluding financial instruments related to bond issues)

A significant portion of the Group's medium and long term debt is denominated in euros and indexed on floating rates. In order to limit the impact on its cost of funding of an increase in EURIBOR rates, the Group hedged part of its debt with caps, caps spreads and tunnels.

As of December 31, 2003, the positions held by the Group in euros are the following:

Hedging of JCDecaux SA's debt denominated in euros and indexed on floating rate (€612 million outstanding as of December 31, 2003):

- Caps purchased for €153 million, including €80 million of ratchet and partly knock-out caps; such caps maturing between October 2004 and April 2006; none were in the money on December 31, 2003;
- Caps sold for €35 million maturing in April 2006 ; none were in the money on December 31, 2003;
- Floors sold for €115 million maturing between October 2004 and April 2006; €80 million were in the money, based on a EURIBOR 3 month index of 2.124 % (as of December 31, 2003).

The impact of such transactions on JCDecaux SA's cost of funding's exposure to a change in EURIBOR rates will be:

Variation in % in EURIBOR rates vs rate as of December 31, 2003	(1)%	+1%	+2%	+3%
Impact in % on JCDecaux SA's cost of funding	(0.84)%	+0.86%	+1.75%	+2.57%

Hedging of subsidiary debt:

The Group has also implemented fixed rate swaps in Denmark for 60 million Danish Krones, maturing between December 2007 and January 2009, to hedge a bank loan denominated in Danish Krones and indexed on floating rates.

The market value of the Group's portfolio of interest rate instruments was €(2.3) million as of December 31, 2003.

4.1.3. Foreign exchange rate risk (excluding financial instruments related to bond issues)

The foreign exchange risk exposure of the Group is related to its business in foreign countries. Its is mainly related to financial activities (refinancing and cash deposits with foreign subsidiaries).

As of December 31, 2003, the hedging transactions implemented by the Group are the following (net positions):

(in million euros)	Currency	Amount
On commercial operations		
Forward purchase against	EUR	0.4
US Dollar	GBP	0.2
On financial operations		
Forward purchase against Euro [1]	USD	22.4
	HKD	2.9
	SGD	1.3
	JPY	0.8
Forward sales against Euro [2]	GBP	8.4
	DKK	4.6
	CZK	4.0
	NOK	2.7
	SEK	1.6

(1) Forward purchases of US dollars hedge the unused portion of JCDecaux SA's debt denominated in such currency (Tranche A of the US private placement issued in 2003), forward purchases of the other currencies hedge (i) loans granted to JCDecaux SA by its subsidiaries, pursuant to the Group's policy of cash centralisation; (ii) remaining cash in bank denominated in currencies at JCDecaux SA's level, swapped into euros.

(2) Forward sales hedge loans granted by JCDecaux SA or other French entities to their subsidiaries.

The market value of those foreign exchange instruments was €(3.3) million as of December 31, 2003.

4.2. OFF-BALANCE SHEET COMMITMENTS, OTHER THAN FINANCIAL INSTRUMENTS

(in million euros)	12/31/03	12/31/02
Commitments given [1]		
Business guarantees	64.0	69.3
Other guarantees	11.2	12.2
Pledges and mortgages	1.0	32.9
Commitments on shares	154.6	230.1
Total	230.8	344.5
Commitments received [1]		
Guarantees	1.5	3.8
Commitments on shares	128.2	236.6
Credit facilities	1,051.6	501.6
Total	1,181.3	742.0

(1) Excluding leases commitments.

Business guarantees consist in performance bonds granted mainly by JCDecaux SA directly to Cities and Airports or in connection with guarantees granted by banks or insurance companies, in the context of agreements.

The line "other guarantees" includes guarantees mainly granted by JCDecaux SA: (i) for payments related to building lease agreements, car renting facilities of its subsidiaries; (ii) as counter-guarantees of bank guarantees for guarantee facility granted by such banks to subsidiaries; (iii) for payments related to financial debt of non consolidated subsidiaries or subsidiaries consolidated following the equity method (iv) for payments related to financial debts of companies consolidated following the proportional method when the guarantee amount exceeds the Groups' percentage of ownership.

Guarantees received are mainly representations and guarantees on liabilities.

Commitments given and received on shares are namely granted and received in the context of external growth agreements.

JCDecaux SA Group and B&C Holding have decided to put an end to their joint agreement in Austria and in Central Europe, concluded in April 2001. B&C Holding has exercised, in August 2003, its put option for an amount of €138 million. Following this operation, the JCDecaux SA holds 30% of the company Affichage Holding and, via its 100% owned subsidiary JCDecaux Central Eastern Europe Holding GmbH, 67% of the company Gewista.

As of December 31, 2003, commitments given on shares consist, to the benefit of our different partners, of the following put options:

- put for an amount of €74 million with an exercise period from January 1, 2009 to December 31, 2009;
- put for an amount of €16.2 million with an exercise period in two steps: from March 1, 2004 to March 15, 2004 (25% of the shares) and from March 1, 2005 to March 15, 2005 (25% of the shares)
- call that may be exercised in the two following periods: from January 1, 2006 to December 31, 2006 or from January 1, 2008 to December 31, 2008 (35% of the shares). The exercise price will be determined in accordance with a contractual calculation formula and will be at least of an amount of €57.5 million;
- other diverse commitments: €4.8 million.

Furthermore, the Group commits itself to purchase, in 2006, shares (1.77%) for an amount estimated to €2.1 million.

The commitments received on shares consist, to our benefit, of:

- call for an amount of €16.2 million with an exercise period in two steps: from March 16, 2004 to March 30, 2004 (25% of the shares) and from March 16, 2005 to March 30, 2005 (25% of the shares);
- put with an exercise period from January 1, 2008 to December 31, 2008 (35% of the shares). The exercise price will be determined in accordance with a contractual calculation formula and will be at least of an amount of €38 million for the part representing 23.88% of the shares.

Furthermore, they include a commitment (€74 million) given by a strategic partner consisting in keeping its current shareholding in one of the Group's subsidiary until, at least, January 1, 2009.

Lastly, according to the partnership agreements signed, the Group benefits from preemptive rights which are not considered as commitments by the Group.

Credit facilities consist in (i) Tranche B of the syndicated facility set-up in 2000 for €501.6 million and (ii) the credit line set-up in 2003 for €550 million.

Leases commitments are as follows:

Contracts signed by the Group regarding the current operating activities are mainly as follows:

- leases on installation of billboards in private estates;
- contracts with municipalities, airports or transport companies, which give rise to payments of fixed rents or minimum guarantees;
- leases on buildings;
- lease contracts on vehicles.

Here below are the commitments given to lessors when the lease contracts come into force:

(in million euros)	< 1 year	> 1 and < 5 years	> 5 years [1]	Total
Operating lease	289.8	735.2	602.1	1,627.1
Finance lease	4.2	5.9	1.7	11.8
Total lease	294.0	741.1	603.8	1,638.9

(1) Until 2020.

5. SEGMENT REPORTING

5.1. BY LINE OF BUSINESS

Street Furniture

The Street Furniture line of business covers, in general, the advertising agreements relating to public property entered into with cities and local authorities. It also includes advertising in shopping malls, as well as the renting of street furniture, the sale of equipment, work, various maintenance and other services.

Billboard

The Billboard line of business covers advertising on private property, including both standard billboards and illuminated billboards. It also includes neon-type billboards.

Transport

The Transport line of business covers advertising in public transport systems, including airports, metros, buses, tramways and trains.

(in million euros)	Net revenues	EBITDA (1)	Net tangible assets
Street Furniture			
2003	837.0	348.5	505.8
2002	840.3	340.3	539.9
2001	798.2	306.4	590.0
Billboard			
2003	427.6	54.4	140.8
2002	442.6	55.4	150.1
2001	411.4	47.8	152.4
Transport			
2003	279.2	14.0	28.7
2002	294.8	9.6	32.3
2001	333.6	23.1	30.8
Total			
2003	1,543.8	416.9	675.3
2002	1,577.7	405.3	722.3
2001	1,543.2	377.3	773.2

(1) EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortization.

5.2. BY GEOGRAPHIC AREA

(in million euros)	Net revenues	EBITDA [1]	Net tangible assets
France			
2003	555.8	188.4	190.6
2002	570.9	185.2	219.7
2001	591.8	181.8	242.9
United Kingdom			
2003	220.3	39.2	95.9
2002	231.6	38.0	107.6
2001	220.9	35.1	122.5
Europe (excl. France & UK)			
2003	574.9	183.5	285.3
2002	568.9	192.9	296.3
2001	516.1	182.5	281.5
Americas			
2003	106.2	2.4	76.1
2002	104.2	(8.0)	70.9
2001	103.4	(22.2)	100.0
Asia-Pacific			
2003	86.6	3.4	27.4
2002	102.1	(2.8)	27.8
2001	111.0	0.1	26.3
Total			
2003	1,543.8	416.9	675.3
2002	1,577.7	405.3	722.3
2001	1,543.2	377.3	773.2

(1) EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortization.

6. SCOPE OF CONSOLIDATION

6.1. IDENTITY OF PARENT COMPANY

As of December 31, 2003, 69.52% of the share capital of JCDecaux SA was owned by JCDecaux Holding.

6.2. LIST OF CONSOLIDATED COMPANIES

Consolidated companies as of December 31, 2003

Company	Country	% interest	Consolidation method	% control
Street Furniture				
JCDECAUX SA	France	100.00	F	100.00
JCDECAUX MOBILIER URBAIN	France	100.00	F	100.00
SOPACT	France	50.00	F	50.00
SEMUP	France	100.00	F	100.00
DPE	France	100.00	F	100.00
SOMUPI	France	66.00	F	66.00
ACM GmbH	Germany	100.00	F	100.00
JCD STADTMOBLIERUNG GmbH	Germany	100.00	F	100.00
JCD DEUTSCHLAND GmbH	Germany	100.00	F	100.00
GEORG ZACHARIAS GmbH	Germany	50.00	F	50.00
RGS	Germany	25.00	F	50.00
DSM DECAUX	Germany	50.00	F	50.00
KLETT DECAUX GmbH	Germany	100.00	F	100.00
NÜREMBERG	Germany	35.00	EM	35.00
ILG AUSSENWERBUNG ZACHARIAS GmbH	Germany	10.00	EM	20.00
ILG AUSSENWERBUNG GmbH	Germany	50.00	F	50.00
WALL AG	Germany	35.00	EM	35.00
JCD UK	United Kingdom	100.00	F	100.00
JCD ARGENTINE	Argentina	99.93	F	99.93
JCD STREET FURNITURE PTY LTD	Australia	100.00	F	100.00
JCDECAUX AUSTRALIA PTY LTD	Australia	100.00	F	100.00
AQMI	Austria	33.50	IP	50.00
JCD BELGIQUE	Belgium	100.00	F	100.00
ACM SA	Belgium	100.00	F	100.00
JCD DO BRASIL	Brazil	100.00	F	100.00
JCD SALVADOR	Brazil	100.00	F	100.00
VIACOM OUTDOOR JCDECAUX STREET FURNITURE CANADA LTD	Canada	50.00	IP	50.00
IP DECAUX	Korea	50.00	IP	50.00
AFA JCDECAUX	Denmark	50.00	F	50.00
MOBILIARIO URBANO	Spain	100.00	F	100.00

Company	Country	% interest	Consolidation method	% control
JCDECAUX ATLANTIS	Spain	85.00	F	85.00
JCDECAUX & SIGN SA	Spain	100.00	F	100.00
PLANIGRAMA	Spain	100.00	F	100.00
UNICOM EESTI OU	Estonia	50.00	IP	50.00
JCDECAUX NEW-YORK Inc	United States	70.00	F	70.00
JCDECAUX UNITED SAN FRANCISCO LLC	United States	100.00	F	100.00
JCDECAUX MALLSCAPE LLC	United States	100.00	F	100.00
JCDECAUX CHICAGO LLC	United States	100.00	F	100.00
JCDECAUX NEW YORK LLC	United States	100.00	F	100.00
VIACOM DECAUX STREET FURNITURE, LLC	United States	50.00	IP	50.00
JCD NORTH AMERICA Inc	United States	100.00	F	100.00
WALL HOLDINGS Inc	United States	50.00	EM	50.00
WALL USA Inc	United States	50.00	EM	50.00
JCDECAUX FINLAND Oy	Finland	100.00	F	100.00
AFA JCD ICELAND	Iceland	50.00	F	100.00
MCDECAUX Inc (1)	Japan	60.00	IP	60.00
UNICOM BALTIC SIA	Latvia	50.00	IP	50.00
UNICOM BALTIC UAB	Lithuania	50.00	IP	50.00
JCD LUXEMBOURG	Luxembourg	100.00	F	100.00
JCD GROUPE SERVICES	Luxembourg	100.00	F	100.00
JCD NEDERLAND BV	The Netherlands	50.00	F	50.00
V.K.M. BV	The Netherlands	50.00	F	50.00
UNIVIER COMMUNICATIONS BV	The Netherlands	50.00	IP	50.00
JCD PORTUGAL LDA	Portugal	100.00	F	100.00
PURBE LDA	Portugal	100.00	F	100.00
JCDECAUX MESTSKY MOBILIAR	Czech Rep.	100.00	F	100.00
ALMA QUATTRO	Serbia	33.50	IP	50.00
JCD SINGAPOUR PTE LTD	Singapore	100.00	F	100.00
JCD PEARL AND DEAN PTE LTD	Singapore	100.00	F	100.00
JCD SLOVAQUIE	Slovaquia	100.00	F	100.00
JCDECAUX SVERIGE	Sweden	98.23	F	98.23
JCDECAUX THAILAND LTD	Thailand	95.15	F	95.15
JCDECAUX URUGUAY	Uruguay	100.00	F	100.00

(1) The MCDecaux company (Japan) is consolidated under the proportional method according to the joint management with the partner of the Group.

Company	Country	% interest	Consolidation method	% control
Billboard				
AVENIR FRANCE SA	France	100.00	F	100.00
AGUESSEAU	France	100.00	F	100.00
JCD PUBLICITE LUMINEUSE	France	100.00	F	100.00
MILLS AND ALLEN HOLDINGS	United Kingdom	100.00	F	100.00
MILLS AND ALLEN GROUP	United Kingdom	100.00	F	100.00
JCD MEDIA SERVICES	United Kingdom	100.00	F	100.00
GROUPE MARGINHELP	United Kingdom	100.00	F	100.00
MILLS AND ALLEN LTD	United Kingdom	100.00	F	100.00
JCD UNITED LTD	United Kingdom	100.00	F	100.00
PEARL AND DEAN GROUP PTY LTD	Australia	100.00	F	100.00
GEWISTA MbH	Austria	67.00	F	67.00
EUROPLAKAT INTERNATIONAL MbH	Austria	33.50	IP	50.00
PROGRESS AUSSENWERBUNG GmbH SLBG	Austria	67.00	F	100.00
PROGRESS WERBELAND GMBH	Austria	34.17	F	51.00
ISPA WERBEGES MbH	Austria	67.00	F	100.00
USP WERBEGES MbH	Austria	50.25	F	75.00
JCDECAUX INVEST HOLDING GmbH	Austria	100.00	F	100.00
JCDECAUX SUB INVEST HOLDING GmbH	Austria	100.00	F	100.00
JCDECAUX CENTRAL EASTERN EUROPE GmbH	Austria	100.00	F	100.00
BELGOPOSTER	Belgium	100.00	F	100.00
AFFICHAGE NOUVEL ESSOR NV	Belgium	61.15	F	61.15
JCD PUBLICITE LUMINEUSE NV	Belgium	100.00	F	100.00
EUROPLAKAT DOO (BANJA LUKA)	Bosnia	23.45	IP	50.00
EUROPLAKAT DOO (SARAJEVO)	Bosnia	23.45	IP	50.00
EUROPLAKAT-PROREKLAM DOO	Croatia	17.09	IP	50.00
JCD ESPAÑA	Spain	100.00	F	100.00
JCD PUBLICIDAD LUMINOSA	Spain	100.00	F	100.00
AVENIR BUDAPEST SARL	Hungary	18.43	IP	50.00
JCD NEONLIGHT BUDAPEST KFT	Hungary	27.47	IP	50.00
EUROPLAKAT KFT	Hungary	22.78	IP	50.00
PERON REKLAM KFT	Hungary	5.70	EM	25.00
JCD IRELAND NORTH	Ireland	100.00	F	100.00
DAVID ALLEN POSTER SITES	Ireland	100.00	F	100.00
SOLAR SUMMERBROOK	Ireland	100.00	F	100.00
JCD IRELAND	Ireland	100.00	F	100.00

Company	Country	% interest	Consolidation method	% control
IGP DECAUX AFFICHAGE	Italy	32.35	IP	32.35
EUROPOSTER BV	The Netherlands	100.00	F	100.00
JCD NEONLIGHT POLSKA	Poland	60.00	F	60.00
RED PORTUGUESA S.A.	Portugal	92.77	F	92.77
PLACA, LDA	Portugal	100.00	F	100.00
CENTECO, LDA	Portugal	70.00	F	70.00
AUTEDOR, LDA	Portugal	51.00	F	51.00
GREEN, LDA	Portugal	53.63	F	55.00
RED LITORAL, LDA	Portugal	69.57	F	75.00
AVENIR PRAHA SARL	Czech Rep.	90,00	F	90,00
AUSSENW.TSCHECH.-SLOW.BETEILIG	Czech Rep.	67.00	F	100.00
EUROPLAKAT SP SRO	Czech Rep.	67.00	F	100.00
EUROPLAKAT USTI NAD LABEM	Czech Rep.	67.00	F	100.00
EUROPLAKAT INTERWERB SP SRO	Czech Rep.	67.00	F	100.00
EUROPLAKAT YU DOO	Serbia	26.80	IP	50.00
ISPA SPOL SRO BRATISLAVA	Slovakia	67.00	F	100.00
INREKLAM PROGRESS DOO	Slovenia	16.41	IP	50.00
PROREKLAM-EUROPLAKAT DOO	Slovenia	16.41	IP	50.00
SLOVENIJA PLAKAT DOO	Slovenia	8.37	IP	50.00
AFFICHAGE HOLDING	Switzerland	30.00	EM	30.00
Transport				
JCD AIRPORT FRANCE	France	100.00	F	100.00
RCI	France	100.00	F	100.00
MEDIA FRANKFURT	Germany	39.00	IP	39.00
JCD AIRPORT GmbH	Germany	100.00	F	100.00
JCD AIRPORT LTD	United Kingdom	100.00	F	100.00
PEARL AND DEAN PUBLISHING PTY LTD	Australia	100.00	F	100.00
INFO SCREEN AUSTRIA GES. MbH	Austria	67.00	F	100.00
JCD CHILI	Chile	100.00	F	100.00
JCD AIRPORT S.A.	Spain	100.00	F	100.00
JCDECAUX AIRPORT Inc	United States	100.00	F	100.00
JCD TRANSPORT INTERNATIONAL LLC	United States	100.00	F	100.00
JCD PEARL & DEAN LTD HK	Hong Kong	100.00	F	100.00
I.G.P. DECAUX	Italy	32.35	IP	32.35
ADR ADVERTISING	Italy	24.10	IP	32.35

Company	Country	% interest	Consolidation method	% control
JCD PEARL AND DEAN SDN BHD	Malaysia	100.00	F	100.00
JCD NORGE AS	Norway	97.34	F	100.00
APS POLSKA	Poland	100.00	F	100.00
JCD AIRPORT PORTUGAL S.A.	Portugal	85.00	F	85.00
RENCAR PRAHA AS	Czech Rep.	48.24	F	72.00
RENCAR MEDIA SRO	Czech Rep.	48.24	F	100.00
JCD ASIA SINGAPORE PTE LTD	Singapore	100.00	F	100.00
XPOMERA	Sweden	77.60	F	79.00

Note: F = Full integration PI = Proportional Integration EM = Equity Method

7. SUBSEQUENT EVENTS

In January 2004, JCDecaux SA fully repaid the outstanding amount under Tranche A of its syndicated facility set-up in 2000, by using its cash and cash equivalents and drawing funds from its credit line set-up in 2003.

In February 2004, JCDecaux SA increased its credit line set-up in 2003 from €550 million to €665 million and cancelled €399.4 million of Tranche B of its syndicated facility set-up in 2000 out of the €102.2 million total amount.

In March, 2004, in order to reinforce its strategic partnership with the company Unicom, number one in the market of outdoor communication in the Baltic region, JCDecaux increased its shareholding from 50% to 75%. The impact on the Group's turnover will represent an increase of around €2 million in 2004.

Supplementary note to the "Notes to the consolidated financial statements":

- The Company has not opted for the early application of Regulation No. 2002-10 of the Committee on Accounting Regulations.
- As of December 31, 2002, a review of the value of assets, in conformity with the same principles used in 2003, did not result in any depreciation for loss of value.

Statutory Auditors' Fees

Fees paid to our Statutory Auditors and their Associates

(in thousand euros, except percentages)	Barbier Frinault & Autres				Fiduciaire Révisunion			
	2003	2002	2003	2002	2003	2002	2003	2002
Auditing, examination and certification of corporate and consolidated financial statements	1,013	742	76%	69%	257	260	100%	100%
Other services	315	331	24%	31%	0	0	0%	0%
Total	1,328	1,073	100%	100%	257	260	100%	100%

Barbier Frinault represented 80% of the total fees incurred in connection with auditing, examining and certifying the corporate and consolidated financial statements. Barbier Frinault is a member of the Ernst & Young international network, and thereby participates in the audits of local financial statements in 18 countries, including France (together with Fiduciaire Révisunion), and is in charge of the audit of the consolidated financial statements of JCDecaux SA (together with Fiduciaire Révisunion). At the time of consolidating the accounts, Barbier Frinault assures the international coordination within the Group.

Fiduciaire Révisunion, which represented 20% of the total fees incurred in connection with auditing, examining and certifying the corporate and consolidated financial statements, is in charge of the audit of the consolidated and corporate financial statements of JCDecaux SA (together with Barbier Frinault).

"Other services" performed by Barbier Frinault related principally to the adoption of IFRS standards, but also to due diligence work performed in connection with acquisitions.

Management Discussion and Analysis
of Corporate Financial Statements

As provided under Article 148 of the French Decree of March 23, 1967, a table setting forth the company's financial results for the last five fiscal years is annexed hereto.

1. CHANGE IN METHOD OF PRESENTING THE FINANCIAL STATEMENTS

The following financial statements are presented in accordance with Recommendation No. 2003-R.01 of the French Conseil National de la Comptabilité (National Accounting Standards Board) relating to commitments to employees, dated April 1, 2003, and the *Loi Fillon* (Fillon Act) applicable since August 22, 2003 (see Notes to the Corporate Financial Statements, Section 1.2.).

2. DISCUSSION OF OPERATIONS

In a difficult economic climate that stimulated significant competition, we pursued our strategy of protecting market share in France and selectively limiting capital expenditures and operating costs. This strategy continued to be based on a strategy of innovation, particularly in the area of marketing.

Our business covers the following areas:

- marketing of advertising space for JCDecaux Mobilier Urbain, SOPACT and SOMUPI;
- installing, maintaining, repairing and removing street furniture, as well as using street furniture that we own for advertising purposes;
- maintaining sidewalk street furniture and cleaning of dog pollution;
- selling street furniture, spare parts and maintenance products to our subsidiaries;
- assistance and consulting services in the technical, administrative, computer, legal, real estate, employee relations and industrial areas for our various subsidiaries.

3. DISCUSSION OF FINANCIAL STATEMENTS

3.1. REVENUES

Revenues for 2003 were €551.0 million, down by €26.9 million compared to 2002. This change partially reflected a decline in sales of equipment to our subsidiaries in the amount of €20 million, in connection with our program to control expenditures both in France and abroad. Revenues from services declined by €6.9 million, essentially as a result of the non-renewal of a contract to maintain sidewalk street furniture with the City of Paris in April 2003.

In the difficult economic climate mentioned above, advertising revenue dipped slightly (-0.7%), and amounted to €281 million in 2003. It represented 51% of 2003 revenues, compared to 49% in 2002.

3.2. OPERATING EXPENSES

Operating expenses were €517.2 million in 2003, compared to €560.1 million in 2002. The decline in sales of equipment and our inventory reduction program led to a decrease in purchased goods of €18.6 million.

Other purchases and external charges amounted to €296.8 million in 2003, compared to €309.8 million in 2002. This decline was due to our continued efforts over the past two years to reduce costs, which shows our ability to adapt to our environment.

In 2003, employee-related expenses amounted to €116.0 million, compared to €117.6 million in 2002. The increase of compensation and the gradual reduction in subsidies under the Aubry Law relating to the 35-hour working week were more than offset by a decline in headcount of approximately 4%.

Depreciation charges and provisions amounted to €29.9 million in 2003, compared to €39 million in 2002. Charges for depreciation declined by €1.9 million, reflecting the slowdown in investments. Charges to provisions for current assets declined by €7.0 million: a review of inventories and receivables was conducted at the end of 2002, and fiscal year 2003 saw a significant decrease in client receivables as a result of collection efforts undertaken at the beginning of the year.

Non-deductible expenses for income tax purposes, as provided under Article 223 quater of the French tax code, amounted to €68,181, but did not result in any tax liability.

3.3. OPERATING INCOME

Operating income in 2003 amounted to a profit of €52.9 million, compared to €26.4 million in 2002.

3.4. INTEREST AND DIVIDENDS

Interest and dividends amounted to €35.0 million in 2003, compared to €16.0 million in 2002. This change resulted from an increase in dividends received in 2003, which were €65.9 million compared to €52.4 million in 2002, and from a decline of €20.3 million of our net debt. The balance of exchange rate gains and losses was negative, in the amount of €5.5 million in 2003, compared to a positive balance of €2.6 million in 2002. Financial charges for depreciation and provisions increased by €5.3 million in 2003.

3.5. EXTRAORDINARY INCOME

Extraordinary income amounted to a profit of €127.5 million in 2003, compared to €5 million in 2002. This profit essentially reflected the positive balance of transfers of various capital assets as a result of share exchanges in Spain related a local reorganization, as well as the acquisition by JCDecaux SA of 67% stake in Gewista.

3.6. NET INCOME

Net income was €215.8 million in 2003, compared to €54.6 million in 2002.

With JCDecaux SA as the consolidating entity of the tax consolidation group formed in 2002, we recorded tax savings on income of €0.5 million in 2003, compared to tax savings on income of €7.5 million in 2002.

4. RECENT DEVELOPMENTS AND OUTLOOK

Revenues from advertising should grow slightly in 2004, but remain very subject to trends in the underlying economic situation. Sales of equipment should grow significantly, in line with investment forecasts, which foresee an increase in Street Furniture business in France. Continued controls of operating expenses should lead to an operating profitability at least equal to 2003.

Corporate Financial Statements
and Notes

BALANCE SHEET

ASSETS

(in million euros)

	12/31/2003	12/31/2002	12/31/2001
INTANGIBLE ASSETS			
Gross value	34.7	30.7	27.5
Amortisation	(19.3)	(15.5)	(11.0)
Net value	15.4	15.2	16.5
TANGIBLE ASSETS			
Gross value	161.7	162.2	159.2
Amortisation	(120.9)	(110.5)	(97.9)
Net value	40.8	51.7	61.3
FINANCIAL FIXED ASSETS			
Gross value	2,334.9	1,988.6	1,972.6
Depreciation	(28.3)	(27.4)	(32.1)
Net value	2,306.6	1,961.2	1,940.5
Fixed assets	2,362.8	2,028.1	2,018.3
INVENTORIES			
Gross value	58.5	59.4	77.4
Depreciation	(8.1)	(7.6)	(3.2)
Net value	50.4	51.8	74.2
TRADE RECEIVABLES			
Gross value	155.1	162.7	166.5
Allowance	(5.8)	(7.0)	(2.3)
Net value	149.3	155.7	164.2
OTHER RECEIVABLES			
Gross value	40.9	41.1	67.1
Allowance	0.0	0.0	0.0
Net value	40.9	41.1	67.1
OTHERS			
Marketable security (net)	84.8	72.6	128.0
Cash and cash equivalent	26.5	22.6	15.1
PREPAID EXPENSES	6.7	6.9	7.4
Current assets	358.6	350.7	456.0
Deferred charges	3.9	3.3	5.4
Unrealised translation losses	9.9	14.3	3.1
Total assets	2,735.2	2,396.4	2,482.8

BALANCE SHEET

LIABILITIES

(in million euros)

	12/31/2003	12/31/2002	12/31/2001
Share capital	3.4	3.4	3.4
Premium on share issues, mergers, contributions	1,086.4	1,086.4	1,086.4
Reserves	25.9	25.1	25.1
Retained earnings	318.7	266.3	249.2
Net income for the fiscal year	215.8	54.6	17.2
Regulated provisions	7.2	7.6	5.4
Shareholders' equity	**1,657.4**	**1,443.4**	**1,386.7**
Loss and contingency provisions	14.8	7.4	3.7
FINANCIAL LIABILITIES			
Other bonds	377.6	0.0	0.0
Bank borrowings	321.2	685.2	841.9
Miscellaneous loans and long-term debts	209.3	90.6	77.2
OPERATING LIABILITIES			
Trade payables and related accounts	58.4	64.8	83.4
Tax and social security liabilities	50.7	58.1	46.1
OTHER LIABILITIES			
Debts to fixed asset suppliers	1.3	2.4	6.1
Other liabilities	27.4	22.8	21.4
PREPAID INCOME	8.0	9.0	8.6
Liabilities	**1,053.9**	**932.9**	**1,084.7**
Unrealized translation gains	9.1	12.7	7.7
Total liabilities	**2,735.2**	**2,396.4**	**2,482.8**

INCOME STATEMENT

(in million euros)	2003	2002	2001
NET REVENUES	551.0	577.9	630.3
Change in finished goods and in-progress inventory	0.1	(1.5)	0.9
Capital expenses	5.6	3.5	3.0
Reversals of amortisation, depreciation, provisions and expense transfers	12.0	5.4	3.0
Other revenues	1.3	1.2	0.9
TOTAL OPERATING INCOME	570.0	586.5	638.1
Purchases of raw materials and other supplies	64.9	83.5	133.2
Other purchases and external charges	296.8	309.8	353.9
Taxes and related payments	8.2	9.4	9.7
Payroll	84.4	85.3	79.1
Social security charges	31.6	32.3	29.6
Amortisation, depreciation and provisions	30.0	39.0	27.8
Other charges	1.3	0.8	0.6
TOTAL OPERATING CHARGES	517.2	560.1	633.9
NET OPERATING INCOME	52.8	26.4	4.2
Financial income	35.0	16.0	41.3
CURRENT INCOME BEFORE TAXES	87.8	42.4	45.5
Non-recurring income	308.7	57.5	140.6
Non-recurring charges	181.2	52.5	158.0
Non-recurring income and charges	127.5	5.0	(17.4)
Employee profit-sharing	0.0	0.3	0.0
Income taxes	(0.5)	(7.5)	10.9
NET INCOME	215.8	54.6	17.2

Notes to the
Corporate Financial Statement

The company financial statements for the year ended December 31, 2003 were approved by the Executive Board of Directors and show revenues of €551 million, income of €215.8 million and a total balance sheet value of €2,735.2 million.

1. ACCOUNTING PRINCIPLES AND METHODS

1.1. GENERAL PRINCIPLES

The corporate financial statements for the twelve-months period ended December 31, 2003 were prepared in accordance with current legal provisions and regulations and with generally accepted accounting principles in France, i.e.:

- the going concern principle;
- the consistency principle;
- the accrual basis principle.

The items recorded in the accounts are valued according to the historical cost principle.

1.2. CHANGE IN ACCOUNTING METHOD

In order to improve the presentation of the corporate financial statements, a decision was made to set aside provisions, as of January 1, 2003, for all of the commitments with respect to employees in conformity with Recommendation No. 2003-R.01 of the French National Institute of Accountants dated April 1, 2003.

Previously, provisions were set aside for commitments with respect to employees on the basis of an actuarial evaluation that did not fully meet the requirements set out by the French National Institute of Accountants.

Applying the actuarial method recommended by the French Accounting Standard Board's recommendation No. 2003-R.01 to JCDecaux SA's pension commitments has generated an additional provision of €1.4 million.

Furthermore, an actuarial evaluation was also carried out with respect to length-of-service bonuses, in conformity with Recommendation No. 2003-R.01. An additional provision was thus recorded for these bonuses in the corporate financial statements for €0.8 million. This amount was recorded in full as a non-recurring charge.

Finally, the amount of the commitment in terms of retirement benefits was re-estimated in accordance with the new provisions of the Fillon Law, which took effect in France on August 22, 2003. The additional commitment resulting there from amounts to €3.9 million. In accordance with the Emergency Committee of the French Accounting Standard Board's Statement of Position No. 2004-A of January 21, this amount will be recognised in income over the average period remaining until such benefits are vested.

1.3. MAIN PRINCIPLES USED

1.3.1. Fixed assets

Fixed assets are valued at their acquisition cost in accordance with accounting standards. There has been no change in valuation methods.

1.3.1.1. Intangible assets

Intangible assets consist mainly of software. They are amortized on a straight-line, pro rata basis over a period of 1 to 3 years, with the exception of significant software items developed in-house, which are amortized on a straight-line basis over a period of 5 years.

1.3.1.2. Tangible assets

No change has been made to depreciation methods in comparison with previous financial periods. The depreciation methods used in compliance with tax legislation and calculated according to the estimated useful life of the asset are as follows:

• Buildings	straight-line	20 years
• Fixtures and fittings in buildings	straight-line	10 years
• Technical installations, machinery and equipment	straight-line or accelerated method	5 years
• Transport equipment	straight-line	4 years
• Office and computer equipment	straight-line or accelerated method	3 or 5 years
• Furniture	straight-line	10 years
• Street furniture	straight-line	7.25 years

1.3.1.3. Financial fixed assets

Equity investments appear in the balance sheet at the acquisition cost when the company acquired them and depreciation is booked when their fair value falls below their acquisition cost.

The fair value of the companies included in the scope of consolidation is assessed on an overall basis by business segment (Street Furniture, Billboard, Transport) in light of the critical importance of the network in JCDecaux's commercial offering.

The company thus reviewed the assets in these three business segments by reference to a fair value calculated, in particular, on the basis of the expected future discounted cash flows.

Any provisions to be set aside are set at an amount equal to the negative contribution of each business line to the Group's consolidated equity including adjustments for any capital gains or losses arising from the comparison of the book value of the assets recorded with their fair value.

However, the present value of equity interests is written down on a case-by-case basis when the following conditions are met:

- the lack of importance of such equity interests to the network as a whole;
- a particularly volatile economic environment rendering forecasts extremely difficult;
- negative results of tests carried out on the value in use.

Equity investments in non-consolidated companies and long-term investment securities are written down when their going concern value or fair value, assessed on a case-by-case basis, is lower than their historical cost.

The going concern value and fair value take into account the share in net equity and the projections of expected returns when such projections provide reasonable assurance.

When equity investments are sold, the FIFO method is applied.

1.3.2. Current assets

1.3.2.1. Inventories and work-in-progress

Inventories of goods for resale are valued at their purchase price, and finished products and semi-finished products are valued at their cost price. A depreciation reserve is booked on inventories on the basis of their fair value and the probability of their future sale.

1.3.2.2. Receivables

Allowances for doubtful receivables are set aside in case of disputed or overdue outstanding receivables, based on the estimated risk that the receivables will not be collected.

1.3.2.3. Prepaid expenses

In accordance with the accrual basis principle, expenses relating to 2004 and thereafter are recorded in this account.

1.3.3. Liabilities

1.3.3.1. Loss and contingency provisions

Provisions are set aside to cover potential risks or anticipated charges.

1.3.3.2. Provisions for retirement benefits and similar benefits

JCDecaux SA's obligations resulting from defined benefit plans, as well as their cost, are determined under the projected credit unit method.

This method consists in measuring the obligation in accordance with the projected wage at the end of the working life and the rights acquired at the valuation date, determined in accordance with the collective bargaining agreement, company-wide agreements and the benefits currently provided for by French law.

For post-employment defined benefits, actuarial gains or losses exceeding the greater of 10% of the present value of the defined benefit obligation or of the fair value of the related plan assets are recognised as an expense or a profit over the remaining average working lives of the Group's employees. Past service costs are recognised as an expense, on a straight-line basis, over the average period until the benefits become vested.

For long term benefits, actuarial gains or losses and past service costs are recognised as an expense or a profit immediately when they occur.

1.3.3.3. Prepaid income

In accordance with the accrual basis principle, income relating to 2004 and thereafter is recorded in this account.

1.3.4. Foreign exchange transactions and financial instruments

1.3.4.1. Foreign exchange transactions

Payables, receivables and cash denominated in foreign currencies are shown on the balance sheet at their equivalent value in euros computed at year-end exchange rates. Any difference resulting from the revaluation of these foreign currency payables and receivables is recorded in the balance sheet under "unrealised foreign exchange gains and losses" within assets and liabilities.

1.3.4.2. Financial instruments

The purpose of interest rate hedging is to limit the impact of fluctuations in interest rates on loans taken out by the company.

Items are hedged by means of over-the-counter instruments with first-rate banking counterparties. The financial instruments used are mainly swaps, FRAs (Forward Rate Agreements) and interest rate options.

The purpose of foreign currency hedging is to protect the company against the impact of fluctuations in foreign currency exchange rates. The instruments used are mainly forward purchases and sales of foreign currency and foreign currency options.

2. NAME AND ADDRESS OF THE PARENT COMPANY INTO WHICH THE ACCOUNTS OF THIS COMPANY ARE CONSOLIDATED

Although this company publishes consolidated financial statements, its corporate financial statements are fully consolidated into the consolidated financial statements of the following company:

JCDECAUX HOLDING
17, rue Soyer
92200 Neuilly-sur-Seine

3. INTANGIBLE ASSETS

(in million euros)	Amount as of January 1, 2003	Increase	Decrease	Amount as of December 31, 2003
Gross value	30.7	6.3	2.3	34.7
Amortisation and depreciation	(15.5)	(6.0)	(2.2)	(19.3)
Net value	15.2	0.3	0.1	15.4

Intangible assets mainly consist of software. Software acquired is amortized on a straight-line, pro rata basis over a period of 1 to 3 years.

Costs incurred, both internally and externally, for the development of significant software ("core business" software applications) are recorded in intangible assets and amortized on a straight-line basis over a period of 5 years. In accordance with current accounting standards, only the costs incurred in the detailed design phase and the programming, configuration, test and acceptance phases are booked in fixed assets.

Research and development costs incurred during the period are booked in expenses.

4. TANGIBLE ASSETS

(in million euros)	Amount as of January 1, 2003	Increase	Decrease	Amount as of December 31, 2003
Gross value	162.2	4.7	5.2	161.7
Depreciation	(110.5)	(14.6)	(4.2)	(120.9)
Net value	51.7	(9.9)	1.0	40.8

Gross value

(in million euros)	Amount as of January 1, 2003	Increase	Decrease	Amount as of December 31, 2003
Land	0.2	-	-	0.2
Buildings	37.6	0.2	-	37.8
Street furniture	0.6	0.2	0.2	0.6
Technical installations, machinery and equipment	24.5	0.7	0.6	24.6
Fixture and fittings	34.8	0.4	0.2	35.0
Transportation equipment	41.3	0.6	3.2	38.7
Office and computer equipment	22.2	2.3	0.6	23.9
Other	0.1	-	-	0.1
Fixed assets in progress	0.7	0.4	0.4	0.7
Advances and downpayments	0.1	-	-	0.1
Total	162.2	4.7	5.2	161.7

Accumulated depreciation

(in million euros)	Amount as of January 1, 2003	Increase	Decrease	Amount as of December 31, 2003
Buildings	(20.5)	(3.0)	-	(23.5)
Street furniture	(0.5)	-	(0.1)	(0.4)
Technical installations, machinery and equipment	(16.3)	(3.0)	(0.4)	(18.9)
Fixtures and fittings	(21.2)	(2.5)	(0.1)	(23.6)
Transportation equipment	(33.9)	(3.8)	(3.0)	(34.7)
Office and computer equipment	(17.8)	(2.3)	(0.6)	(19.5)
Re-usable packaging	(0.1)	-	-	(0.1)
Fixed assets in progress	(0.2)			(0.2)
Total	(110.5)	(14.6)	(4.2)	(120.9)

5. FINANCIAL FIXED ASSETS

(in million euros)	Amount as of January 1, 2003	Increase	Decrease	Amount as of December 31, 2003
Equity investments	1,827.0	501.5	178.3	2,150.2
Receivables from subsidiaries	97.5	217.3	183.0	131.8
Other long-term inv. securities	2.1	-	-	2.1
Loans and other financial fixed assets	62.0	107.9	119.1	50.8
Gross value	1,988.6	826.7	480.4	2,334.9
Amortisation and depreciation	(27.4)	(5.9)	(5.1)	(28.2)
Net value	1,961.2	820.8	475.3	2,306.7

Breakdown of the increase in equity investments

(in million euros)	
JCDecaux CEE New (shares received)	199.8
JCDecaux Street Furniture	11.9
Affichage Holding	138.1
JCDecaux Deutschland	41.8
JCDecaux España (following contribution of shares)	107.3
RCI	0.3
JCDecaux Sverige	1.4
Red Portuguesa	0.1
JCDecaux Malaisie	0.8
Increase in equity investments	501.5

Breakdown of the decrease in equity investments

(in million euros)	
JCDecaux CEE shares cancelled	161.3
Contribution of JCDecaux & Sign shares	2.8
Contribution of Mobiliario Urbano shares	12.0
Contribution of JCDecaux Atlantis shares	2.1
Dissolution via the intermingling of assets Gommage Graffitis	0.1
Decrease in equity investments	178.3

The change in JCDecaux CEE New, JCDecaux CEE shares and the acquisition of Affichage Holding shares were the result of the withdrawal of a partner within the scope of a partnership and cooperation agreement.

The increase and decrease in receivables from controlled entities correspond to new loans and to the repayment of loans granted to subsidiaries.

"Other long-term investment securities" correspond to the redemption of 200,000 JCDecaux SA shares that were acquired at an average price of €10.28, excluding commission.

6. INVENTORIES

(in million euros)	2003	2002 adjusted(1)	2002
Raw materials and supplies	26.4	27.4	58.7
Work-in-progress	19.3	18.7	0.1
Finished products	12.8	13.3	0.6
Total gross value	58.5	59.4	59.4
Provision	(8.2)	(7.6)	(7.6)
Total net value	50.3	51.8	51.8

(1) Following the implementation of new inventory management software in April 2003, it was possible to breakdown inventories by category.

7. MARKETABLE SECURITIES

The portfolio consists of the following items:

(in million euros)	Number	Amount
OPCVM *(Organisme de placement collectif en valeurs mobilières* – unit trusts)		
NATEXIS Sécurité +	105	23.4
BAREP Court Terme	3,246	49.3
Union Plus CIC	78	12.1
Other marketable securities (hedging instruments)	NS	NS
Total	3,429	84.8

The net realizable value of the marketable securities portfolio as of December 31, 2003 is €84.8 million.

8. CASH AND CASH EQUIVALENTS

(in million euros)	2003	2002
Banks and current accounts	6.5	22.7
Petty cash	NS	NS
Time deposits that can be unblocked early	20.0	-
Total	26.5	22.7

9. DEFERRED CHARGES

(in million euros)	2003	2002
Loan issuing costs	3.9	2.9
Convergence of accounting systems	0.0	0.4
Total	3.9	3.3

Loan issuing costs relate primarily to the issue of the private placement in the United States in 2003, and the establishment of credit facilities in December 2003. These costs are expensed over the respective term of each loan.

10. MATURITY OF RECEIVABLES AND DEBTS

(in million euros)	Total	Less than 1 year	More than 1 year, less than 5 years	More than 5 years
Receivables	385.04	206.9	178.1	-
Debts	1,053.9	503.7	175.2	375.0

The amounts shown in receivables include receivables from subsidiaries, other loans, as well as trade receivables and related accounts.

The amounts appearing under "debts" includes bond debt, bank debt and other long-term debt with respect to subsidiaries as well as trade payables and related accounts.

JCDecaux SA's long-term debt with respect to companies that are not direct or indirect subsidiaries consist of:

- a private placement issued in 2003 in the United States, refundable between 2010 and 2015, for an amount of €375 million as of December 31, 2003;
- the remaining amount outstanding from Tranche A of its syndicated loan set up in 2000, refundable in half-yearly installments until September 2005. As of December 31, 2003, the outstanding amount of the syndicated loan was €320 million, after the company made an early repayment of €163 million of its own volition in June 2003.

Furthermore, as of December 31, 2003, the company had confirmed credit facilities that had not yet been drawn:

- Tranche B of the syndicated loan, for an amount of €501.6 million with final payment due in September 2005. In February 2004, the company cancelled part of this Tranche B, reducing the balance to €102.2 million;
- a bank credit line set up in December 2003, for an amount of €550 million with final payment due in 2008.

This credit facility may only be drawn if Tranche A of the syndicated loan is repaid early, which occurred in January 2004.

The sources of JCDecaux SA's financing are confirmed, but require that the covenants be complied with. In the event of a failure to comply with these covenants, these loans and credit lines may have to be repaid early:

- The covenants limit JCDecaux SA's capacity, inter alia, to:
  - grant security,
  - transfer/sell assets,
  - make JCDecaux SA's subsidiaries liable for debt (private placement and lines of credit set up solely in 2003),
  - distribute dividends in excess of 30% of net consolidated income for the previous year (lines of credit set up solely in 2000),
  - limit their business activities to those currently performed within the scope of external reporting (lines of credit set up solely in 2000 and 2003).
- The covenants require that JCDecaux SA and its consolidated subsidiaries maintain the following financial ratios:
  - interest coverage ratio: consolidated EBITDA/net consolidated financial expenses > 3.5 to 1 (2003 facility and private placement) or 5 to 1 (2000 facility),
  - consolidated net debt/equity ratio: consolidated net debt/consolidated EBITDA < 3.5 to 1.

As of December 31, 2003, the Group met these conditions, with an interest coverage ratio of 14.8 and a consolidated debt/equity ratio of 1.5.

- The covenants limit changes in the control of JCDecaux SA.

11. PREPAID INCOME AND EXPENSES

(in million euros)	2003	2002
Leasing of advertising sites	5.6	5.1
Financial instruments (premiums on interest-rate options)	0.1	0.7
Miscellaneous costs (maintenance, leasing, etc.)	1.0	1.1
Prepaid expenses	6.7	6.9

(in million euros)	2003	2002
Leasing of advertising sites	7.9	8.9
Financial instruments (premiums on interest rate options)	0.0	0.1
Miscellaneous	0.1	NS
Prepaid income	8.0	9.0

12. SHAREHOLDERS' EQUITY

(in million euros)	January 1, 2003	Allocation of 2002 income	Variation 2003	December 31, 2003
Capital	3.4	-	-	3.4
Share premium	683.3	-	-	683.3
Merger premium	159.1	-	-	159.1
Contribution premium	244.0	-	-	244.0
Legal reserve	0.3	-	-	0.3
Net long-term capital gains reserve	21.8	0.7	-	22.5
Other reserves	3.1	-	-	3.1
Retained earnings (accumulated losses)	266.3	53.8	(1.4)	318.7
Income (loss) for the fiscal year	54.5	(54.5)	215.8	215.8
Regulated provisions	7.6	-	(0.4)	7.2
[illegible]	[illegible]		[illegible]	[illegible]

As of December 31, 2003, share capital amounts to €3,378,284.27 and consists of 221,600,760 fully paid-up shares.

Within the scope of the stock option plan approved by the General Meetings of Shareholders of March 23, 2001 and May 23, 2002, the Executive Board of Directors granted 209,546 stock options in 2003, bringing the number of stock options allotted as of December 31, 2003 to 4,401,346, broken down as follows:

Date of issuance	06/21/2001	07/20/2001	12/14/2001	12/13/2002	01/16/2003
Number of options issued	3,283,684	479,024	340,996	88,096	209,546
Stock option strike price	€16.50	€15.46	€11.12	€10.67	€10.78
Expiry date	06/21/2008	07/20/2008	12/14/2008	12/13/2009	01/16/2010

As of December 31, 2003, JCDecaux Holding owns 69.52% of the company's share capital and Artisan International Funds Milwaukee (US) holds 3.14% of the company's capital, i.e. 6,949,356 shares.

The company did not pay any dividends in 2003.

13. LOSS AND CONTINGENCY PROVISIONS

(in million euros)	Amount as of January 1, 2003	Allocation to net equity	Allowance 2003	Reversals 2003 (2)	Amount as of December 31, 2003
Contingency provisions					
Other deductible provisions	1.5	-	0.4	1.3	0.6
Other non-deductible provisions (1)	3.3	-	8.2	3.3	8.2
Provisions for losses					
Provision for retirement benefits and length-of-service bonuses	2.6	1.4	2.0	-	6.0
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

(1) Mainly a provision for foreign exchange losses and risks with respect to subsidiaries.
(2) All reversals of provisions correspond to expenses incurred during the fiscal year.

JCDecaux SA's commitments in respect of defined-benefit plans for employees are mainly made up of retirement benefits pursuant to the applicable collective bargaining agreement and length-of-service bonuses. The retirement benefit plan is financed in part by a special fund.

Provisions are calculated based on the following assumptions:

As of December 31, 2003

Discount rate	5%
Salary revaluation rates	2%
Expected return on plan assets	5.50%
Average remaining length of service	15 years

Retirement benefits and other long-term benefits can be analyzed as follows:

(in million euros)	Pension plans	Other commitments	Total
Change in benefit obligation			
Opening balance	7.7	0.7	8.4
Service cost	0.9	0.1	1.0
Interest cost	0.6		0.6
Amendments in plans	3.9		3.9
Benefits paid	(0.2)		(0.2)
Benefit obligation at the end of the period	12.9	0.8	13.7
Change in plan assets			
Opening balance	3.7		3.7
Employer contribution	0.2		0.2
Benefits paid	(0.2)		(0.2)
Actual rate of return	0.2		0.2
Fair value of assets at the end of the period	3.9		3.9
Provision			
Funded status	9.0	0.8	9.8
Unrecognised past service cost	(3.8)		(3.8)
Provision at the end of the period	5.2	0.8	6.0
Net periodic pension cost			
Service cost	0.9	0.1	1.0
Interest cost	0.6		0.6
Expected return on plan assets	(0.2)		(0.2)
Net past service cost recognised in the year	0.1		0.1
Charge of the year	1.4	0.1	1.5

The item "changes to plans to be amortized" corresponds to the additional cost resulting from the implementation of the Fillon Law and is amortized over the average period remaining until such employee benefits are vested.

Unrecognised past service cost as of December 31, 2003 amounts to €3.8 million.

Net changes in the period are as follows:

(in million euros)	2003
As of January 1, 2003	**4.7**
Cost according to income statement	1.5
Employer contribution	(0.2)
[illegible]	[illegible]

The breakdown of assets is as follows:

2003	In million euros	%
Shares	0.5	13%
Bonds	2.9	74%
Real estate	0.5	13%
[illegible]	[illegible]	[illegible]

14. UNRECORDED DEFERRED TAXATION

Reduction (+) and increase (-) in the future tax charge

(in million euros)	2003	2002
Losses	65.7	87.7
Retirement benefits	5.2	2.6
Other loss and contingency provisions	4.9	-
Special social security tax	0.5	0.5
Unrealised foreign exchange gains and losses	0.1	0.4
Deferred charges	-	(0.4)
Net long-term capital losses	22.4	21.8
Software	(2.2)	(3.3)
Other	2.0	13.2
[illegible]	[illegible]	[illegible]

The contribution of shares and the mergers that took place in 2003 and that are subject to tax deferral were not taken into account in the company's deferred taxes, as it does not intend to sell the shares contributed.

15. BREAKDOWN OF REVENUES

(in million euros)	2003	2002
France	492.7	509.1
Export	58.3	68.8
[illegible]	[illegible]	[illegible]

(in million euros)	France	Export
Administrative and financial services	35.4	11.3
Sale of advertising space	268.3	12.7
Other services	189.0	34.3
[illegible]	[illegible]	[illegible]

Revenues include the sale of advertising space for the Street Furniture business in France, the provision of services to non-advertiser clients (local authorities), the sale of street furniture to French and foreign subsidiaries, as well as technical and administrative services provided to all of the Group's French companies.

16. FINANCIAL INCOME

Financial income amounts to €35.0 million in 2003, compared to €16 million in 2002, i.e. an increase of €19 million. This increase is mainly due to the increase in dividends received(€65.9 million, compared to €52.4 million in 20021, i.e. an increase of €13.5 million) and the decrease of €20.3 million in net financial expenses, due to the combined impact of a decrease in JCDecaux SA's debt and lower interest rates. This improvement was partly offset by the foreign exchange losses generated by JCDecaux SA in 2003.

17. NON-RECURRING INCOME AND CHARGES

(in million euros)	2003	2002
Net book value of assets sold	0.7	0.4
Length-of-service bonuses	0.8	-
Sale/contribution of shares	178.3	45.5
Manufacturing ERP depreciation accrual	0.5	2.1
Miscellaneous	0.9	1.1
Tax derogative depreciation	-	3.4
Total non-recurring charges	181.2	52.5

(in million euros)	2003	2002
Income from assets sold	0.9	0.3
Reversal of provision for setting up foreign operations	-	1.3
Sale/contribution of shares	307.1	54.4
Miscellaneous	0.3	0.5
Reversal tax derogative depreciation	0.4	-
Manufacturing ERP depreciation reversal		1.0
Total non-recurring income	308.7	57.5

The income generated from shares in 2003 relates to:

- exchanges of shares in Spain following the local reorganization,
- the acquisition of a 67% controlling interest in Gewista.

The movements regarding sales of shares in 2002 mainly fall within the scope of the mergers which took place in Finland and Portugal.

18. ACCRUED INCOME AND EXPENSES

(in million euros)	2003	2002
ACCRUED EXPENSES		
Long-term debt		
Bonds	2.6	-
Bank borrowings and borrowings from subsidiaries	0.2	0.4
Miscellaneous loans and long-term debt	-	1.6
Operating liabilities		
Trade payables and related accounts	34.0	40.9
Tax and social security liabilities	22.1	22.1
Miscellaneous liabilities		
Debts related to fixed assets and related accounts	1.1	1.0
Other liabilities	23.6	19.9
Cash instruments	0.1	0.7

(in million euros)	2003	2002
ACCRUED INCOME		
Financial fixed assets		
Receivables from subsidiaries	0.8	1.9
Loans	0.5	0.1
Other investments	-	-
Operating receivables		
Trade receivables and related accounts	7.5	6.0
Other receivables	7.0	10.5
Miscellaneous receivables		
Accrued dividends	-	10,1
Cash instruments	1.7	1.5
Cash and cash equivalents (retrocession)	0.7	0.1

19. BREAKDOWN OF INCOME TAX

(in million euros)	Income before taxes	Taxes	Income after taxes
Current income	87.8	(0.6)	88.4
Non-recurring income	127.5	0.1	127.4
Employee profit-sharing			
Income	215.3	0.5	215.8

A tax consolidation agreement, in which the JCDecaux SA is the head of the consolidated tax group, came into effect as of January 1, 2002 and included the following companies: JCDecaux Mobilier Urbain, Avenir, JCDecaux Airport France, JCDecaux Publicité Lumineuse, SEMUP, DPE.

Pursuant to the provisions of this agreement and in accordance with current regulations, each tax-consolidated company determines its taxable income and calculates its corporate income tax as if there was no tax consolidation. The tax expense is recorded by the tax-consolidated company, and corporate income tax is payable to the consolidating company which then pays it to the tax authorities. In the event of a tax loss for the consolidated company, the tax saving represents an immediate gain for the consolidating company.

The surplus generated with respect to tax consolidation amounted to €0.7 million for 2003 (amount recorded in income tax).

If there were no tax consolidation agreement, no tax would have been recorded by JCDecaux SA.

If one of the Group's subsidiaries leaves the consolidated tax group, for whatever reason, the parties will have to analyze the consequences.

As of December 31, 2003, the consolidated tax group has no tax loss carryforwards.

20. OFF-BALANCE SHEET COMMITMENTS OTHER THAN FINANCIAL INSTRUMENTS

(in million euros)	12/31/2003	12/31/2002
COMMITMENTS GIVEN		
Business guarantees [1]	38.3	19.4
Other guarantees [2]	52.3	89.6
Pledges, mortgages	-	32.7
Commitments on shares [3]	76.1	212.0
Total	166.7	353.7
COMMITMENTS RECEIVED		
Commitments on shares [4]	74.0	219.0
Undrawn credit facilities	1,051.6	502.0
Forgiveness of debt (return-to-profit clause)	12.2	12.2
Total	1,137.8	733.2

(1) Business guarantees correspond to guarantees issued. The company guarantees, either directly or through counter-guarantees with respect to banks or insurance companies, the proper performance of concession agreements by subsidiaries.

(2) The line "other guarantees" includes guarantees issued in respect of settlement of lease payments, long-term debt, vehicle rental for certain subsidiaries or counter-guarantees to banks within the scope of collateral security granted to certain subsidiaries. It should be noted that the amount of the guarantees with regard to long-term debt (credit facilities and bank overdrafts) and collateral security corresponds to the amount actually drawn as of December 31, 2003.

(3) Commitments on shares are given and received, particularly within the scope of acquisition transactions.

(4) Commitments received on shares include a commitment from a strategic partner not to sell its current shareholdings in one of the indirect subsidiaries of JCDecaux SA before January 1, 2009.

JCDecaux and B&C Holding terminated their partnership agreement in Austria and Central Europe that was signed in April 2001. In August 2003, B&C Holding exercised its right of sale for an amount of €138 million. As a result of this transaction, JCDecaux SA directly owns 30% of Affichage Holding, and via its wholly-owned subsidiary, JCDecaux Central Eastern Europe Holding, owns 67% of Gewista.

Moreover, commitments given on shares include a right of sale in favor of our partners for an amount of €74 million, that may be exercised between January 1, 2009 and December 31, 2009 and a commitment to purchase, in 2006, shares (1.77%) for an estimated amount of €2.1 million.

21. FINANCIAL INSTRUMENTS

The company uses derivative instruments only for interest rate and foreign exchange rate hedging purposes.

Financial instruments related to bond issues

In 2003, by issuing its private placement in the United States, JCDecaux SA raised funds, of which a significant portion (USD 250 million) was denominated in US dollars at a fixed rate. As the Group's financing requirements in US dollars were less than this amount and as it chose for a variable indexing for its medium- and long-term loans, JCDecaux SA set up swaps at the same time as its private placement:

- Interest-rate swap: receive a fixed interest and pay LIBOR variable interest, for an amount of USD 100 million, maturing in April 2010.
- Interest-rate swaps combined with basis swaps: receive the USD fixed interest rate and pay EURIBOR variable interest, for an original amount of USD 150 million, and an amount of €142 million following the swap, maturing between April 2013 and April 2015.

The market value of the portfolio of these financial instruments as of December 31, 2003 is €(25.3) million.

Hedging of foreign exchange rate risk

The company is exposed to exchange rate risk on the activities of its subsidiaries abroad. Such risks are primarily related to:

- commercial transactions: purchases of raw materials;
- financial transactions:
  - refinancing of cash flow and cash-flow recycling for foreign subsidiaries, hedged by short-term currency swaps (the latest maturity of these agreements is March 31, 2004);
  - loans denominated in US dollars and converted into euros, hedged by bond issue swaps with the same maturity as the loans (see paragraph above).

As of December 31, 2003, the company has entered into the following hedging agreements:

(in million euros)	Financial and commercial assets	Financial and commercial liabilities	Assets – Liabilities	Off-balance sheet (1)	Contingent positions	Spread
USD	75.0	227.9	(152.9)	141.2	-	(11.7)
GBP	13.3	0.6	12.7	(8.4)	-	4.3
SGD	1.2	1.7	(0.5)	1.3	-	0.8
SEK	4.7	-	4.7	(1.6)	-	3.1
AUD	0.3	-	0.3	0	-	0.3
NOK	6.2	-	6.2	(2.7)	-	3,5
DKK	4.8	-	4.8	(4.6)	-	0.2
JPY	-	-	-	0.8	-	0.8
HKD	0.6	2.3	(1.7)	2.9	-	1.2
THB	0.3	-	0.3	0	-	0.3
Other currencies	0.2	0.2	-	0	-	0
Total	106.6	232.7	(126.1)	128.9	-	2.8

(1) Short-term bond issue swaps and currency swaps.

The market value of the short-term financial instrument portfolio (currency swaps, excluding bond issue swaps stated above) as of December 31, 2003 is €(3.4) million.

Hedging of interest rate risk

The company is exposed to interest rate risk on:

- bonds issued directly at a variable rate or at a fixed rate converted into a variable rate at the time of the issue of the bonds, throughout their life,
- bank loans taken out at a variable interest.

Thus, the loans taken out by the company are indexed mainly to money market rates. In order to protect itself against a rise in EURIBOR rates, the company has entered into hedges in the form of fixed-rate swaps, standalone purchases of caps, or caps financed by sales of caps or floors.

As of December 31, 2003, the company has entered into the following interest rate hedging agreements:

- Caps purchased for €153 million, including €80 million which are either in successive stages or partially cancelable; such caps maturing between October 2004 and April 2006; none were in the money on December 31, 2003;
- Caps sold for €35 million maturing in April 2006; none were in the money on December 31, 2003;
- Floors sold for €115 million maturing between October 2004 and April 2006 ; €80 million were in the money, based on a EURIBOR 3 month index of 2.124% (as of December 31, 2003).

The market value of these financial instruments as of December 31, 2003 is €(1.8) million.

22. COMPENSATION OF SENIOR EXECUTIVES

Fees paid to members of the Supervisory Board in respect of 2003 amount to €132,518.66.

Fees paid to the members of the Executive Board of Directors amount to €2,689,490.11.

23. HEADCOUNT

The breakdown of average headcount per category is as follows:

Category	2003	2002
Executives	355	354
Supervisors	597	603
Office staff	1,657	1,767
Total	2,609	[illegible]

24. TRANSACTIONS CARRIED OUT WITH RELATED COMPANIES

Balance sheet items
(in million euros)

	2003	2002
BALANCE SHEET (gross value)		
Financial fixed assets		
Equity interests	2,149.9	1,827.1
Provisions for loss in value of equity interests	(25.7)	(25.2)
Receivables from subsidiaries	131.5	97.2
Provisions for loss in value of receivables from subsidiaries	(2.5)	(2.3)
Loans	49.2	60.2
Deposits and sureties paid	0.5	0.5
Receivables		
Trade receivables and related accounts	55.8	61.1
Other receivables	26.9	29.2
Prepaid expenses	5.6	5.0
Cash and cash equivalents	NS	8.5
Liabilities		
Bank loans and borrowings	0.0	43.3
Miscellaneous loans and long-term debt	209.0	90.4
Trade payables and related accounts	29.9	32.6
Other liabilities	3.7	5.7
Amounts due on fixed assets and related accounts	0.0	0.2
Prepaid income	0.0	0.1

Income statement items
(in million euros)

	2003	2002
INCOME STATEMENT		
Operating charges	214.7	234.4
Operating income	259.3	284.6
Financial charges		
Interest and similar charges	4.0	3.6
Losses on receivables from subsidiaries	0	14.0
Allocation to loss and contingency provision for financial transactions	10.8	6.5
Financial income		
Income from equity interests	65.9	52.4
Interest	5.3	7.2
Reversal of provision	5.9	10.7
Non-recurring charges		
Net book value of financial fixed assets sold	16.9	45.5
Non-recurring income		
Non-recurring income	107.4	1.6
Employee profit-sharing		0.3

In addition to companies fully consolidated, related companies are considered to include companies which are accounted for under the proportional consolidation method in JCDecaux SA's consolidated financial statements.

25. TABLE OF SUBSIDIARIES AND EQUITY INTERESTS AS OF DECEMBER 31, 2003

(in thousand euros)

Information regarding the subsidiaries and equity interests with significant balance sheet values	Capital in local currency	Other equity (1) in local currency	Share in capital as %	Balance sheet Gross value of shares held in €
A - SUBSIDIARIES - FRANCE				
SOMUPI	762 EUR	771 EUR	66	1,135
SOPACT	229 EUR	2,360 EUR	50	1,042
JCDECAUX MU	993 EUR	45,596 EUR	100	233,677
SEMUP	831 EUR	21,118 EUR	100	39,471
DPE	152 EUR	22 EUR	27.71	3,167
AVENIR	26 805 EUR	202,836 EUR	100	608,462
JCDX PUBLICITE LUMINEUSE	778 EUR	2,417 EUR	100	30,390
JCDECAUX AIRPORT	768 EUR	4,847 EUR	100	98,799
RCI	15 EUR	8 EUR	99.90	6,912
B - FOREIGN SUBSIDIARIES				
JCD FINLANDE	432 EUR	32,487 EUR	89.89	58,671
JCD BELGIQUE	155 EUR	8,154 EUR	100	42,193
ACM BELGIQUE	62 EUR	1,114 EUR	100	4,320
JCD LUXEMBOURG	1,048 EUR	206 EUR	100	1,539
JCD CEE News	35 EUR	103,246 EUR	100	199,763
AFFICHAGE HOLDING	33,750 CHF	168,772 CHF	30	138,078
JCD UK	5,500 GBP	7,773 GBP	100	7,926
JCD DEUTSCHLAND	8,232 EUR	51,263 EUR	100	60,461
ACM GMBH	77 EUR	2 EUR	100	1,726
JCD MESTSKY	120,000 CZK	(45,374) CZK	96.2	3,092
JCD SVERIGE	75,000 SEK	18,917) SEK	98.23	27,116
IP DECAUX	500,000 KRW	(835,708) KRW	50	213
JCD STREET FURNITURE	43,510 AUD	(22,510) AUD	100	26,500
PURBE	60 EUR	12 EUR	100	37,847
MCDECAUX INC. JAPON	10,000 JPY	(492,474) JPY	60	66
JCD PORTUGAL	1,247 EUR	22,007 EUR	0.15	253
JCD DO BRAZIL	5,367 BRL	(5,342) BRL	100	3,962
JCD NORGE	130,000 NOK	(58,662) NOK	75.38	12,021
JCD CHILE	122,236 CLP	(1,061,072) CLP	99.9	207
JCD SLOVAKIA	7,300 SKK	41,487 SKK	100	184
V K M BV	18 EUR	(1,200) EUR	50	9
AFA JCD	7,200 DKK	25,053 DKK	50	2,209
JCD NEDERLAND BV (formerly publex)	20 EUR	5,616 EUR	50	3,260
JCD SINGAPOUR	7,500 SGD	(9,295) SGD	100	4,495
JCD ARGENTINE	14 ARS	7,061 ARS	99.93	8,394
JCD PUBLICITE LUMINEUSE NV	1,735 EUR	174 EUR	9.29	274
JCD ASIA	5,510 SGD	13,589 SGD	100	23,384
JCD NORTH AMERICA	104,694 USD	814 USD	100	293,809
IGP DECAUX	7,391 EUR	53,432 EUR	20.48	34,861
JCD SALVADOR	5,200 BRL	28,403 BRL	90	2,330
PLACA SARL	13 EUR	549 EUR	55	5,087
RED PORTUGUESA PUB. EXT.	383 EUR	163 EUR	52.03	10,208
JCD ESPANA	29,051 EUR	83,756 EUR	100	111,656
JCD Pearl & Dean Media Sdn (non consolidated)			100	827
JCD MEXICO (non consolidated)	1,000 MOP		100	3
JCD MACAO (non consolidated)	1,000 TWD		80	114
MCDECAUX TAIWAN (non consolidated)			99.99	33

(1) Shareholders' equity excluding share capital and net income for the year.

(2) A provision for setting up foreign operations has been set aside for the total value of the equity interests.

Balance sheet Net value of shares held in €	Loans and advances granted by the company and not repaid in €	Amount of guarantees and sureties provided by the company in €	Revenues for the 2003 fiscal year in €	Net income (loss) for the 2003 fiscal year in €	Dividends received by the company in the fiscal year in €
1,135	-	-	18,552	3,051	1,452
1,042	-	-	12,948	713	117
233,677	-	-	212,262	30,136	14,987
39,471	-	-	33,114	6,871	8,175
3,167	2,000	-	10,413	178	429
608,462	-	-	172,330	2,468	0
30,390	-	-	6,791	1,091	1,684
98,799	7,000	-	34,689	922	936
714	-	-	181	691	0
58,671	-	-	22,364	3,979	4,495
42,193	5,500	-	29,486	273	-
4,320	-	-	-	1,565	900
1,539	-	-	1,544	235	170
199,763	-	-	-	(3)	-
138,078	-	-	12,196	12,196	-
7,926	11,067	-	67,920	9,693	11,183
60,461	2,000	-	47,736	8,401	9,900
1,726	-	-	11,291	4,666	5,000
3,092	-	-	4,838	1,081	-
27,116	1,511	-	30,924	1,948	-
213	-	2,644	1,015	(287)	-
26,500	-	-	-	-	-
37,847	-	-	-	2,667	2,625
0	-	4,887	1,566	1,557	-
253	-	-	34,853	5,077	52
32	348	-	-	(233)	-
7,091	6,003	6,064	10,345	(1,112)	-
0	-	5,891	3,762	(14)	-
184	-	-	1,467	599	-
9	-	-	-	3,397	654
2,209	4,567	7,717	12,022	305	-
3,260	-	-	33,083	4,576	1,775
-	263	803	3,257	(686)	-
2,463	-	-	491	(219)	-
274	-	-	1,675	226	-
23,384	-	14	-	(195)	-
293,809	57,245	1,146	398	97	-
34,861	-	-	90,973	3,217	-
2,330 (2)	8,777	103	1,349	(761)	-
5,087	350	-	-	539	716
10,208	-	-	7,595	(602)	-
111,656	11,200	2,463	31,621	731	-
827	-	-	-	-	675
3	330	-	-	-	-
114	-	-	-	-	-
33	-	-	-	-	-

Type of data	1999 (2)
I - CAPITAL AT THE END OF THE FISCAL YEAR	
a) Share capital (in euros)	2,606,223
b) Number of common shares	170,957
c) Maximum number of future shares to be created (stock options)	-
II - OPERATIONS AND INCOME FOR THE FISCAL YEAR (IN EUROS)	
a) Revenues excluding taxes	58,560,241
b) Income before taxes and calculated charges (deprec./amort. and provisions)	15,842,901
c) Income tax	(1,778,156)
d) Employee profit-sharing	-
e) Income after taxes and calculated charges (deprec./amort. and provisions)	8,681,878
f) Dividends paid	24,237,871
III - EARNINGS PER SHARE (IN EUROS)	
a) Income after taxes but before calculated charges (deprec./amort. and provisions)	103
b) Income after taxes and calculated charges (deprec./amort. and provisions)	51
c) Net dividend allocated to each share	141.8
IV - PERSONNEL	
a) Average headcount during the fiscal year	7
b) Amount of payroll for the fiscal year (in euros)	906,803
c) Amount paid in the fiscal year for social benefits (Social Security, welfare organizations, etc.) (in euros)	306,072

(1) In 2000, the company carried out a thousand-for-one split of the shares making up the share capital.
(2) The data provided for fiscal years 1999 to 2000 is data relating to JCDecaux SA, as comparable data with respect to 2001 (impact of mergers) was not available.
(3) Subject to approval by the General Meeting of Shareholders of the proposed allocation of income for 2003.

2000 [2]	2001	2002	2003
2,685,961	3,378,284	3,378,284	3,378,284
176,187,464	221,600,760 [1]	221,600,760	221,600,760
-	4,103,704	4,191,800	4,401,346
80,838,546	630,311,692	577,865,331	551,028,006
123,072,510	77,196,352	80,973,816	244,911,913
	10,901,232	(7,548,673)	(493,718)
-	-	347,036	29,043
104,811,683	17,208,957	54,559,112	215,836,942
-	-	-	- [3]
0.70	0.30	0.40	1.11
0.59	0.08	0.25	0.97
-	-	-	- [3]
9	2,912	2,726	2,609
2,594,782	79,059,056	85,335,562	84,417,060
575,803	26,648,524	32,273,264	31,581,498

Legal information

Corporate Governance
and internal Control

Our Company is organized as a corporation with an Executive Board and Supervisory Board *(Société Anonyme à Directoire et Conseil de Surveillance).*

1. MEMBERS OF THE EXECUTIVE BOARD AND SUPERVISORY BOARD

1.1. EXECUTIVE BOARD

Under our Articles of Association, the Executive Board may consist of no fewer than 2 and no more than 7 members, appointed by the Supervisory Board for terms of three years.

The members of the Executive Board must be individuals and need not be chosen from among the shareholders. Incumbent members may be re-appointed. They may be removed at any time by the Annual General Meeting of Shareholders or by the Supervisory Board. The Supervisory Board appoints a Chairman among the members of the Executive Board, and determines the length of his term.

No one above the age of seventy may be appointed member of the Executive Board. Any Executive Board member who reaches that age is deemed to have resigned at the close of the meeting of the Supervisory Board following the date on which he or she reaches that age, unless the Supervisory Board decides to allow the member to carry out his term until expiration.

Our Executive Board presently consists of 5 members:

Name	Age	Position	Date of first appointment
Jean-François Decaux	45	Chairman	October 9, 2000
Jean-Charles Decaux	34	Chief Executive Officer and co-Chairman	October 9, 2000
Robert Caudron	55	Member	October 9, 2000
Gérard Degonse	56	Member	October 9, 2000
Jeremy Male	46	Member	October 9, 2000

The responsibilities of members of the Executive Board will end at the close of the Annual General Meeting of Shareholders that will take place in 2006 and prepares the financial statements for the fiscal year ending December 31, 2005.

Mssrs. Jean-François Decaux and Jean-Charles Decaux both use the title of Chairman for business and public relations purposes, and both have the same authority to represent our company in dealing with third parties.

1.2. SUPERVISORY BOARD

Under our Articles of Association, our Supervisory Board may consist of no fewer than 3 and no more than 18 members, appointed by the Annual General Meeting of Shareholders for a maximum term of 6 years. Incumbent members of the Supervisory Board may be re-elected. They may be removed at any time by the Annual General Meeting of Shareholders.

The Supervisory Board elects a Chairman and a Vice-Chairman from among its members who are responsible for calling meetings of the Board and presiding at such meetings. The Chairman and Vice-Chairman must be individuals. They are appointed for a term that is equal in length to their term of office as members of the Supervisory Board. They may always be re-appointed.

The number of members of the Supervisory Board over the age of 75 may not be greater than one third of the incumbent members. When this limit is passed, the oldest member is deemed to have resigned. In addition, starting from age 75, the term of office is annual.

The Supervisory Board presently consists of 6 members, each serving for a term of 3 years:

Name	Age	Position	Date of first appointment
Jean-Claude Decaux	66	Chairman	October 9, 2000
Jean-Pierre Decaux	60	Vice-Chairman	October 9, 2000
Christian Blanc	61	Member	October 9, 2000
Pierre-Alain Pariente	68	Member	October 9, 2000
Lothar Späth	67	Member	May 14, 2003
Xavier de Sarrau	53	Member	May 14, 2003

The responsibilities of members of the Supervisory Board will end at the close of the Annual General Meeting of Shareholders that will take place in 2006 to prepare the financial statements for the fiscal year ending December 31, 2005.

Under the Board's Regulations *("Règlement Intérieur")* adopted on July 3, 2003, a member of the Supervisory Board is deemed "independent" if he meets the following criteria:

- is not an employee, a director or executive officer of our company, an employee or director of our parent company or any of its subsidiaries, nor has been any of these during the past 5 years;
- is not a director of a company in which our company is a director (directly or indirectly) or in which a director or a designated employee of our company (presently or during the past 5 years) is a director;
- is not a significant client, supplier, investment banker or commercial banker of our company or our Group, or for which our company or our Group represents a material portion of their respective businesses;
- does not have close family ties with one of our directors or members of our senior management;
- has not been an auditor for our company during the past 5 years;
- has not been a member of our Supervisory Board or a director for more than 12 years.

The Regulations provide that, to ensure the necessary objectivity of the Board, at least one-third of its members should be "independent" at all times during the year. The Bouton Report of September 2002 contemplates that the proportion of "independent" members be one-half for companies whose shares are widely held and which lack a controlling shareholder, which are not the circumstances in our case.

At its meeting held on March 16, 2004, which was devoted to an appraisal of its performance, the Board found, on the basis of conclusions reached by the Compensation and Selection Committee, that three Board members met the "independence" criteria set forth in the Regulations: Mr. Christian Blanc, Mr. Lothar Späth and Mr. Xavier de Sarrau.

Under our company's Articles of Association (Article 17), each member of the Board must own or hold at least 2 of our shares during his entire term in office. In addition to these requirements of the Articles, the Regulations provide that each member of the Board must own or hold at least 3,000 shares during his entire term in office. The present members have three years from the adoption of the Regulations to comply with these provisions. The requirement to own shares contained in the Articles and Regulations do not apply to shareholder-employees who may be appointed to the Supervisory Board.

2. FUNCTIONING OF THE EXECUTIVE BOARD AND SUPERVISORY BOARD

2.1. EXECUTIVE BOARD

Our Executive Board meets as often as our corporate interest requires, at our registered office or at any other place as may be indicated in the notice of the meeting. Meetings of the Executive Board are called by its Chairman, or in his absence, by half its members, and may be called by any means, including verbally.

Meetings of the Executive Board are chaired by its Chairman or, in his absence, by the Vice-Chairman or, otherwise, by a member of the Executive Board chosen at the beginning of the meeting.

If the Executive Board consists of only two members, actions must be taken unanimously. If it has more than two members, actions are taken by a majority of the members present or represented. In the event of a tie, the person chairing the meeting has the deciding vote.

Our Executive Board has the broadest possible authority to act in all circumstances on behalf of our company, exercising its authority within the limits prescribed by our corporate purposes and subject to the powers expressly reserved to the shareholders and the Supervisory Board.

In practice, it defines our company's broad strategic direction, implements it and monitors proper performance.

The Executive Board generally meets every month, for an entire day, and organizes a telephone conference each week to keep abreast of current developments. The Executive Board met 11 times in 2003 and 3 additional meetings were held by telephone in addition to the weekly conference calls. The attendance rate at such meetings was 100%.

During its meetings, the Executive Board reviews our company's condition, especially with regard to business activity, trends of results and pending projects. It also defines the company's strategy regarding new projects and acquisitions, sets objectives, allocates resources and reviews risks related to operations.

Financial disclosures to the market are handled exclusively under the authority of the Executive Board. In practice, this matter is handled by Mr. Jean-François Decaux and Mr. Jean-Charles Decaux, our Co-Chairmen, Mr. Gérard Degonse, Chief Financial Officer, and Ms. Cécile Prévot, Manager of Investor Relations and Financial Communications.

Regarding internal control of our Group, the Executive Board relies on a system of delegation of authority, a code of ethics and an internal control and procedures manual.

Minutes are prepared of each Executive Board meeting which summarize the actions taken, and which are signed by the Chairman and another member of the Executive Board.

Our Executive Board does not have any regulations.

2.2. SUPERVISORY BOARD

The Supervisory Board meets as often as our corporate interest requires and at least once every quarter to hear the report of the Executive Board, at our registered office or at such other location as indicated in the notice of the meeting.

Supervisory Board meetings are chaired by the Chairman or, in his absence, by the Vice-Chairman or, otherwise, by any member chosen by the Supervisory Board at the beginning of the meeting.

Actions must be taken by a majority of the members present or represented. In the event of a tie, the person chairing the meeting has the deciding vote.

Our Supervisory Board oversees the management of our Company by the Executive Board. The Supervisory Board may review or investigate our Company's operations at any time it deems appropriate and may request any documents that it believes are necessary for this purpose. At least once every quarter, the Executive Board must report to the Supervisory Board on our Company's business and affairs. Within three months following the end of each fiscal year, the Executive Board must present to the Supervisory Board, for its review and approval, the financial statements for the period. The Supervisory Board must present its report to the Annual General Meeting of Shareholders on the report of the Executive Board, as well as on the financial statements for the period.

During 2003, a special effort was made to strengthen the role and improve the operation of the Supervisory Board. As indicated above, the Board adopted regulations (*"Règlement Intérieur"*) at its July 3, 2003 meeting. In addition to the rules relating to the independence of Supervisory Board members and the ownership of shares, the other principal provisions of these regulations are as follows:

- video-conferencing is permitted provided that the words and images of each of the members are transmitted in real time and continuously, that each member can be seen by everyone and that everyone has the opportunity to become familiar with the documents presented at the meeting. This technique was not used during the fiscal year just ended;
- the total amount of directors' fees authorized by the Annual General Meeting of Shareholders as from fiscal year 2003 is €164,645 and includes a base portion of €61,000, divided equally among members of the Board, and a variable portion that is paid to members on the basis of their actual attendance to Board meetings.

This variable portion is €3,000 per member and per quarterly meeting of the Board and €2,000 per member and per additional meeting over and above quarterly meetings. The meeting held following the Annual General Meeting of Shareholders and intended to ensure the rotation of the Chairman's functions does not give rise to payment of any fee. The amounts awarded in respect of the base amount are paid for the time served, when terms of office begin or end during the course of a fiscal year.

The regulations also provide that members of the Board will receive specific fees in respect of their service on Committees. Out of the total amount of fees approved by the Annual General Meeting of Shareholders, the regulations allocate €23,000 to Committees, as follows:

	Audit Committee
Chairman:	€8,000
Member:	€6,000

	Compensation and Selection Committee
Chairman:	€5,000
Member:	€4,000

Fees are paid to members of the Board and Committees quarterly, in arrears.

The total amount paid to members of the Supervisory Board, including with respect to service on committees, excluding however reimbursement of out-of-pocket expenses, may not exceed the amount approved at the Annual General Meeting of Shareholders, i.e. €164,645.

Mr. Jean-Claude Decaux waived his fees as a member of the Supervisory Board and Chairman of the Compensation and Selection Committee.

- The Regulations establish the rights and responsibilities of members of the Board:
  - each member may receive continued training on specific issues relating to our company, its operations and its industry;
  - in connection with the right to be kept informed, members are entitled to receive any information necessary for them to perform their duties, including critiques, and to have access to any information they deem useful. As a practical matter, to assist them in their discussions, members receive documents relating to items on the agenda at least one week in advance, which are also translated, if necessary;
  - they are required to disclose transactions they may undertake in respect of our company's shares on the terms and conditions prescribed by law, and, in accordance with legal requirements, must refrain from such transactions during certain periods. As a practical matter, the members are advised of the periods during which they may not trade in our shares.

- The Board must set an agenda item at one of its meetings for an evaluation of its operation, especially in respect of the following points:
  - the adequacy, in light of its responsibilities, of the frequency and length of its meetings, and of the information available for it and each of its members, to take informed decisions;
  - the quality of the preparatory work of the Committees and their composition, which composition should ensure sufficient objectivity for the preparation of the matters to be considered;
  - the desirability of reserving certain decisions to the Supervisory Board;
  - on the recommendation of the Compensation and Selection Committee, the independence of the members of the Supervisory Board;
  - any failure by members of the Supervisory Board to fulfill their responsibilities.

This evaluation took place for the first time at the Board meeting of March 16, 2004, and, among other things, was based on the responses of Board members to a questionnaire submitted to them by the Compensation and Selection Committee and related to the operation of the Board during fiscal year 2003.

The responses of the Board to the questions in this questionnaire can be summarized as follows:

- the members believe that, in general, the operation and composition of the Supervisory Board are satisfactory;
- the members believe that the Board's responsibilities are adequately defined, that the Board held a sufficient number of meetings to adequately perform its role of permanently overseeing the Executive Board, and that the Board was in a position to conduct all of the audits and verifications that it deemed appropriate;
- the conduct of the Supervisory Board meetings was deemed satisfactory: sending of notices of meetings within the appropriate time periods, availability of the information required to make informed decisions; clear definition of the agenda; relevance of subjects discussed; conduct of meetings; discussions; accurate transcription of discussions and decisions in the minutes;
- regarding the processes for closing the financial statements and approving agreements with interested parties, the members believed that they are satisfactory and that necessary information was distributed in sufficient time for actions to be taken;
- finally, regarding the Audit Committee and the Compensation and Selection Committee, the members expressed their entire satisfaction with the definition of the scope of their responsibilities, their composition, the number of their meetings, the resources made available to them and the quality of information communicated to them.

Taking into account these points, the Committee concluded that the functioning of the Supervisory Board was fully satisfactory and noted that in order to further improve such functioning, a meeting of the Board would occur all day on July 9, 2004, to be devoted essentially to an examination of strategic questions.

- The Regulations adopted during fiscal year 2003 also include, in an appendix, rules for the Audit Committee and the Compensation and Selection Committee, which are responsible for assisting the Supervisory Board in its work.

At each Supervisory Board meeting, the Chairman of the Executive Board reports on the state of our business and results of operations, proposals for bid tenders and acquisitions and, more broadly, on the implementation of our strategy and possible changes to it. Among other issues discussed by the Supervisory Board during fiscal year 2003 were the adoption of the regulations and changes to the responsibilities and membership of the Committees. The Board was also given information on a certain subjects, such as the financing strategy, insurance and compensation policy in France. The Chairmen of the Audit Committee and the Compensation and Selection Committee will report on their work at the next Supervisory Board meeting.

The Supervisory Board met five times during fiscal year 2003. The attendance rate at such meetings was 100%.

Since the close of the 2003 fiscal year, the Supervisory Board, following the procedure of article L.225.86 of the French Code of Commerce, has approved two regulated agreements subject to regulation:

- the first involves our acquisition of the trademarks, models and patents belonging to Mr. Jean-Claude Decaux, Chairman of the Supervisory Board, in the amount of €86,426, which strictly represents the cost of registration and maintenance of these patent rights;
- the second involves our granting a contract termination fee to Mr. Robert Caudron, our Chief Operating Officer and a member of the Executive Board, in the case the Company would decide to terminate his contract.

2.3. COMMITTEES OF THE SUPERVISORY BOARD

The rules of the Audit Committee and the Compensation and Selection Committee, which were adopted when these committees were created in 2000, were substantially amended at a meeting of the Supervisory Board held on July 3, 2003. At that meeting the Board reviewed the membership of the Committees and added to the Compensation Committee's functions the responsibility for selection of Officers and Directors. The Compensation Committee is henceforth called the "Compensation and Selection Committee".

Minutes are kept of each of the Committees' meetings. These minutes are signed and filed in minute books.

The Audit Committee

Under its rules, the Audit Committee consists of no fewer than 2 and no more than 3 members mostly appointed among independent members of the Supervisory Board. Given the reduced number of members of the Supervisory Board, it did not seem appropriate to follow the recommendations of the Bouton Report, which provides that the Audit Committee should consist of 3 to 5 members.

The Audit Committee presently has two members: Mr. Xavier de Sarrau, Chairman, and Mr. Christian Blanc, both independent members of the Supervisory Board.

The Committee's rules contain provisions relating to its methods of operation and its responsibilities.

The Audit Committee may validly act by meeting, by telephone or by videoconference, upon notice given by its Chairman or Secretary, as long as at least half of the members participate in the meeting. The notices of meeting must have an agenda and may be given orally or by any other method. As a practical matter, a calendar of meetings is agreed at the end of each fiscal year for the following year. Notices of meetings are sent in writing, together with required background documents.

The Audit Committee may validly act by a majority vote of its attending members.

The Audit Committee meets as often as necessary and, in any event, at least twice per year, at the time the semi-annual and annual financial statements are prepared.

The Committee held a total of 5 meetings during fiscal year 2003, 4 of which occurred after July 3, 2003, after it had been reorganized. Mr. de Sarrau attended these 4 meetings, while Mr. Blanc attended 2 of them.

The Committee's responsibilities are principally as follows:

- review the accounting methods and principles used, or make recommendations for changing such methods and principles, and ensure their consistent application or the soundness of any proposed changes;
- review the variations in the scope of consolidation;
- review drafts of the semi-annual and annual corporate and consolidated financial statements;
- provide oversight of external and internal audits of our company;
- become familiar with pending litigation and request any appropriate explanations related thereto;
- lead the process for selecting the Statutory Auditors and, as a general matter, ensure compliance with rules guaranteeing their independence.

During the year just ended, the Committee, among other things, considered the following matters:

- semi-annual and annual financial statements;
- the internal audit plan;
- the process of reporting and consolidating financial information;
- the status of work of the project for adopting IFRS/IAS standards;
- pending litigation;
- the financial security act.

The Committee members also met with the Statutory Auditors, as well as with management, to discuss especially the subject of internal auditing and the Code of Ethics.

The Compensation and Selection Committee

Under its rules, the Compensation and Selection Committee consists of no fewer than 2 and no more than 3 members, at least half of whom must be independent members of the Supervisory Board. Given the reduced number of members of the Supervisory Board, it did not seem appropriate to follow the recommendations of the Bouton Report, which provides that the Compensation and Selection Committee should consist of 3 to 5 members.

The Committee presently has two members: Mr. Jean-Claude Decaux, Chairman, and Mr. Christian Blanc, who is an independent member of the Supervisory Board.

The Committee's rules contain provisions relating to its methods of operation and its responsibilities.

The Compensation and Selection Committee may validly act by meeting, by telephone or by videoconference, upon notice given by its Chairman or Secretary, as long as at least half the members participate in the meeting. The notices of meeting must have an agenda and may be given orally or by any other method. As a practical matter, a calendar of meetings is agreed at the end of each fiscal year for the following year. Notices of meetings are sent in writing, together with required background documents.

The Compensation and Selection Committee may validly act by a majority vote of its attending members.

The Compensation and Selection Committee meets as often as necessary and, in any event, at least once per year.

The Committee held one meeting during the fiscal year just ended (December 11, 2003), at which both members were present. It is planned that, beginning with fiscal year 2004, the Committee will meet at least twice.

The Committee's responsibilities consist principally of the following:

- regarding compensation, make recommendations to the Supervisory Board, among other things, about:
  - the amounts and criteria for awarding directors' fees to members of the Board;
  - compensation of any kind for members of the Executive Board;
  - the general policy for granting options.

The Committee, therefore, is responsible for ensuring that the compensation of our officers is justified and justifiable under relevant criteria, such as the practices of our competitors in the area involved, or the size and complexity of the company, while also taking into consideration the responsibilities and risks assumed by our officers.

The Committee must define the rules applicable to the variable portion of such compensation, ensuring the consistency of such rules with the annual performance appraisals of our officers and our company's strategy in the medium term. The Committee must oversee the annual application of such rules.

- regarding selection and appointments, make recommendations to the Supervisory Board relating to:
  - appointment of members to the Executive Board;
  - membership of the Supervisory Board, taking into consideration, among other things, the identity and changes in our company's shareholders and the existence of potential conflicts of interest.

At its meeting held on December 11, 2003, the Committee, among other things, considered the following matters:

- the variable portion (bonus and stock-options) of the compensation of members of the Executive Board for 2003; at that time, it was pointed out that such variable portion depended both on our Group's overall performance and the achievement of personal objectives;
- the amount of the fixed portion of the compensation of the members of the Executive Board for 2004 and, for the same year, the criteria for awarding the variable portion: such criteria are related essentially to our Group's overall performance, i.e., achievement of budgeted levels of EBITA and free cash flow;
- the amount and distribution of directors' fees among members of the Board and Committees.

The Committee also approved a questionnaire to be sent to the members of the Supervisory Board in connection with the procedure for evaluating the work of the Board and considered the advisability of appointing new members; on this point, the Committee concluded that such appointments, for the time being, are not necessary.

3. POSITIONS AND OFFICES

The positions and offices presently held by members of the Executive Board and the Supervisory Board in any company are as follows:

Executive Board

Except for the position held by Mr. Gérard Degonse with Bouygues Telecom until February 19, 2004, all of the positions and offices held by members of the Executive Board are in direct or indirect subsidiaries of JCDecaux SA or in companies in the area of outdoor advertising in which we hold a significant stake.

	Mr. Jean-François Decaux – Chairman of the Executive Board
JCDecaux SA	Chairman of the Executive Board
JCDecaux Holding (France)	Director – Acting Chief Executive Officer
Media Frankfurt GmbH (Germany)	Vice-Chairman of the Supervisory Board
Europlakat International Werbe (Austria)	Member of the Supervisory Board
Gewista Werbegesellschaft MbH (Austria)	Vice-Chairman of the Supervisory Board
JCDecaux Central Eastern Europe (Austria)	Managing Director
JCDecaux Street Furniture Pty Ltd (Australia)	Chairman
David Allen Ltd (Ireland)	Director
Leesons Advertising Ltd (Ireland)	Director
Summerbrook Enterprises Ltd (Ireland)	Director
Affichage Holding (Switzerland)	Director

	Mr. Jean-Charles Decaux – Chief Executive Officer and Co-Chairman of the Executive Board
JCDecaux SA	Chief Executive Officer
JCDecaux Holding (France)	Director – Acting Chief Executive Officer
Avenir (France)	Chairman
JCDecaux Airport France (France)	Chairman
JCDecaux España (Spain)	Chairman – Acting Chief Executive
El Mobiliario Urbano SA (Spain)	Acting Director
JCDecaux & Sign SA (Spain)	Chairman – Acting Chief Executive

JCDecaux Atlantis (Spain)	Chairman of the Board of Directors
Planigrama Exclusivas (Spain)	Chairman of the Board of Directors
JCDecaux & Cevasa SA (Spain)	Chairman of the Board of Directors
IGPDecaux (Italy)	Vice-Chairman of the Board of Directors

	Mr. Robert Caudron - Member of the Executive Board
JCDecaux SA	Member of the Executive Board
S.E.M.U.P. (France)	Chairman
SO.M.U.P.I. (France)	Chairman – Chief Executive Officer
JCDecaux Mobilier Urbain (France)	Chairman
S.O.P.A.C.T. (France)	Director – Chief Executive Officer
JCDecaux Publicité Lumineuse (France)	Chairman
Régie Club International – R.C.I. (France)	Managing Director (company in dissolution)
JCDecaux UK Ltd (United Kingdom)	Director
Belgoposter (Belgium)	Director
Ste Holding de Gestion et de Participation (Belgium)	Director
JCDecaux Nederland BV (Netherlands)	Member of the Supervisory Board
SIMU BV (Netherlands)	Member of the Executive Board
Verkoop Kantoor Media BV (Netherlands)	Member of the Executive Board
JCDecaux Group Services (Luxembourg)	Managing Director
JCDecaux Sverige AB (Sweden)	Director
AFA JCDecaux A/S (Denmark)	Director
JCDecaux Finland Oy (Finland)	Director
JCDecaux Portugal Mobiliario Urbano & Publicid. Ltda (Portugal)	Managing Director
JCDecaux Do Brasil (Brazil)	Representative of JCDecaux SA

	Mr. Gérard Degonse - Member of the Executive Board
JCDecaux SA	Member of the Executive Board
Bouygues Télécom (France)	Director (until February 19, 2004)
JCDecaux United Ltd (United Kingdom)	Director
JCDecaux UK Ltd (United Kingdom)	Director
JCDecaux Finland Oy (Finland)	Director

	Mr. Jeremy Male - Member of the Executive Board
JCDecaux SA	Member of the Executive Board
JCDecaux Finland Oy (Finland)	Chairman of the Board of Directors
Xpomera AB (Sweden)	Director
JCDecaux Sverige AB (Sweden)	Chairman of the Board of Directors
AFA JCDecaux A/S (Denmark)	Director
AFA JCDecaux Iceland Ehf (Iceland)	Director
JCDecaux Norge (Norway)	Chairman of the Board of Directors

JCDecaux Media Services Ltd (United Kingdom)	Director
JCDecaux Ltd (United Kingdom)	Director
JCDecaux Airport UK Ltd (United Kingdom)	Director
JCDecaux UK Ltd (United Kingdom)	Director
JCDecaux Ireland (Ireland)	Director
Street Furniture Ltd (Ireland)	Chairman
JCDecaux Nederland BV (Netherlands)	Member of the Executive Board
SIMU BV (Netherlands)	Director
Univier Communications BV (Netherlands)	Member of the Supervisory Board
JCDecaux Stadtmoblierung GmbH (Germany)	Managing Director
Abribus City Media GmbH (Germany)	Managing Director
JCDecaux Deutschland GmbH (Germany)	Managing Director
JCDecaux Airport Polska SpZoo (Poland)	Chairman of the Supervisory Board

Supervisory Board

	Mr. Jean-Claude Decaux - Chairman of the Supervisory Board
JCDecaux SA	Chairman of the Supervisory Board
JCDecaux Holding (France)	Chairman and Chief Executive Officer
S.O.P.A.C.T. (France)	Chairman of the Board of Directors
Crédit Commercial de France (France)	Director
Bouygues Télécom (France)	Representative of JCDecaux Holding (as of February 19, 04)
S.C.I. Troisjean (France)	Managing Director
S.C.I. Clos de la Chaîne (France)	Managing Director
S.C.I. Lyonnaise d'Entrepôt (France)	Managing Director

	Mr. Jean-Pierre Decaux - Vice-Chairman of the Supervisory Board
JCDecaux SA	Vice-Chairman of the Supervisory Board
S.C.I. de la Plaine St-Pierre (France)	Managing Director
S.C. Bagavi (France)	Managing Director
Assor (France)	Director
Société Foncière de Joyenval (France)	Director

	Mr. Pierre-Alain Pariente - Member of the Supervisory Board
JCDecaux SA	Member of the Supervisory Board
SCEA La Ferme de Chateluis (France)	Managing Director
Arthur SA (France)	Director

Mr. Christian Blanc - Member of the Supervisory Board	
- Principal occupation outside our company:	Member of the French Parliament
- Other positions and offices:	
JCDecaux SA	Member of the Supervisory Board
Carrefour (France)	Director
Thomson Multimedia (France)	Director
COFACE (France)	Director
Cap Gemini (France)	Director

Mr. Lothar Späth - Member of the Supervisory Board	
- Principal occupation outside our company:	Chairman of the Supervisory Board of Jenoptik SA (Germany)
- Other positions and offices:	
JCDecaux SA	Member of the Supervisory Board
Caatoosee AG (Germany)	Chairman
Herrenknecht AG (Germany)	Chairman
Sueba USA Corporation (United States)	Director
Süba Wien Bau und Baubetreuungs AG (Austria)	Chairman of the Supervisory Board
Sigma Jakarta (Indonesia)	Chairman of the Supervisory Board
Merrill Lynch Europe (Germany)	Vice-Chairman

Mr. Xavier de Sarrau - Member of the Supervisory Board	
- Principal occupation outside our company:	Lawyer
- Other positions and offices:	
JCDecaux SA	Member of the Supervisory Board

4. INTERESTS OF MANAGEMENT

4.1. MANAGEMENT COMPENSATION

The amount of gross compensation and other benefits paid to each officer by JCDecaux SA, by other companies in our Group and by JCDecaux Holding in 2003 was as follows:

Members of the Executive Board

The amounts shown as paid in France are, as required by the Financial Security Act dated August 1, 2003, the amounts paid by JCDecaux SA aggregated with the amounts paid by JCDecaux Holding, controlling shareholder of JCDecaux SA, whereas the figures set forth in the annual report for 2002 related only to compensation paid by JCDecaux SA.

For compensation paid in pounds sterling, the exchange rate used was the average exchange rate in 2003, 1 pound sterling for €1.4428.

Mr. Jean-François Decaux

(in euros)	Salary	Bonus and profit sharing	Life insurance and other
France	583,500	465,000	22,500
Foreign subsidiaries	428,500	596,200	-

Mr. Jean-François Decaux, in addition, has the use of a company car in the principal countries where he carries out direct operating responsibilities.

Mr. Jean-Charles Decaux

(in euros)	Salary	Bonus and profit sharing	Life insurance and other
France	583,500	465,000	22,100
Foreign subsidiaries	327,100	505,700	-

Mr. Jean-Charles Decaux, in addition, has the use of a company apartment in connection with his responsibilities for the subsidiary JCDecaux España, and the use of a company car in the principal countries where he carries out direct operating responsibilities.

Mr. Jean-François Decaux and Mr. Jean-Charles Decaux do not have stock options, having waived the right to receive any.

Mr. Robert Caudron

(in euros)	Salary	Bonus and profit sharing	Life insurance and other
France	304,000	-	117,700
Foreign subsidiaries	130,500	30,000	51,800

Mr. Robert Caudron, in addition, has the use of a company car.

Mr. Gérard Degonse

(in euros)	Salary	Bonus and profit sharing	Life insurance and other
France	303,100	100,000	-
Foreign subsidiaries	61,300	-	-

Mr. Gérard Degonse, in addition, has the use of a company car.

Mr. Jeremy Male

(in euros)	Salary	Bonus and profit sharing	Life insurance and other
France	-	-	-
Foreign subsidiaries	600,200	317,400	-

Mr. Jeremy Male, in addition, has the use of a company car.

JCDecaux UK entered into a lease on behalf of Mr. Jean-François Decaux. At the end of 2003, £201,000 remained due. This amount was totally repaid, including interest, by Mr. Jean-François Decaux.

Members of the Supervisory Board

During the fiscal year ended December 31, 2003, members of the Supervisory Board received the following amounts from JCDecaux SA:

Mr. Christian Blanc	€25,943
Mr. Jean-Pierre Decaux	€25,943
Mr. Pierre-Alain Pariente	€25,943
Mr. Xavier de Sarrau	€19,845
Mr. Lothar Späth	€19,845

During the same fiscal year, certain members of the Supervisory Board received the following amounts for their membership and participation on committees:

Audit Committee	
Mr. Xavier de Sarrau:	€8,000
Mr. Christian Blanc:	€3,000

Compensation and Selection Committee	
Mr. Christian Blanc:	€4,000

Mr. Jean-Claude Decaux waived receipt of directors' fees in connection with his roles as Chairman of the Supervisory Board and President of the Compensation and Selection Committee.

In 2003, he received compensation of €45,735 in connection with his responsibilities as Chairman of Sopact as well as compensation of €193,600 as Chairman and Chief Executive Officer of JCDecaux Holding.

4.2. SHARES OWNED BY OFFICERS AND DIRECTORS

As of December 31, 2003, the Members of the Executive Board and the Supervisory Board owned 4,576,963 of our shares (representing approximately 2.07% of our share capital and voting rights), broken down as follows:

	As of December 31, 2003			As of December 31, 2002			As of December 31, 2001		
Directors	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights	Number of shares	% of share capital	% of voting rights
Jean-François Decaux	2,436,179	1.100	1.100	2,436,179	1.100	1.100	2,436,179	1.100	1.100
Jean-Charles Decaux	2,066,210	0.932	0.933	2,066,210	0.932	0.933	2,066,210	0.932	0.932
Jean-Pierre Decaux	31,723	0.014	0.014	31,723	0.014	0.014	142,463	0.064	0.064
Jean-Claude Decaux	8,175	0.004	0.004	8,175	0.004	0.004	8,175	0.004	0.004
Robert Caudron	23,670	0.011	0.011	23,670	0.011	0.011	23,670	0.011	0.011
Christian Blanc	2	-	-	2	-	-	2	-	-
Pierre-Alain Pariente	2	-	-	2	-	-	2	-	-
Xavier de Sarrau	11,000	0.005	0.005	-	-	-	-	-	-
Lothar Späth	2	-	-	-	-	-	-	-	-

As of December 31, 2003, the Members of the Executive Board and Supervisory Board owned, with full legal title or limited legal title *(nue-propriété)*, 1,300,030 shares of JCDecaux Holding (representing approximately 67% of the share capital and voting rights of this company).

4.3. TOTAL NUMBER OF OPTIONS GRANTED FOR OUR SHARES

Stock options awarded to Members of the corporate governance bodies are set forth on page 134 of this document.

4.4. ASSETS BELONGING DIRECTLY OR INDIRECTLY TO OUR DIRECTORS OR TO MEMBERS OF THEIR FAMILY

A description of these assets and the lease amounts paid by our Group is set forth in "Other Information About Our Business", on page 39 of this document.

4.5. AGREEMENTS WITH THE COMPANY, LOANS AND SECURITY GIVEN BY THE COMPANY

- During the year just ended, no agreement was made between our company and any members of the Executive Board or Supervisory Board, or with any shareholder owning a percentage of voting rights greater than 10%.
- During the year just ended, no loan or security or guarantee was made or given by our company in favor of any of the members of the Executive Board or the Supervisory Board.

5. EMPLOYEE PROFIT SHARING AND PARTICIPATION PLANS

For France, six profit sharing plans are presently in effect, made in 2001 by JCDecaux SA, Avenir and JCDecaux Airport, in 2002 by JCDecaux Publicité Lumineuse, and in 2003 by JCDecaux Holding and JCDecaux Mobilier Urbain, such latter two agreements being applicable only for earnings for the year 2003 and thereafter.

Each of these agreements was made for three years, and each covers employees of companies who had at least three months of service with our Group at the time of the fiscal year giving rise to the benefit.

A Group participation plan was also concluded in France in 2001, including a profit pooling arrangement among the parties to such agreement (JCDecaux SA, JCDecaux Airport, Avenir, JCDecaux Publicité Lumineuse, RCI). These companies cover almost all of our employees in France. This agreement covers all employees of such companies that had at least three months of service with our Group during the fiscal year giving rise to the benefit. The calculation of the benefit is made pursuant to the provisions of Article L.442.2 of the French Labor Code.

The amount of the benefits paid, for France, in respect of the last 3 fiscal years is set forth on page 30 of this document.

JCDecaux SA, Avenir, JCDecaux Airport, JCDecaux Publicité Lumineuse, JCDecaux Mobilier Urbain and JCDecaux Holding each have a Company Savings Plan *(Plan d'Epargne d'Entreprise)*, and each such Plan was renewed in 2002.

6. INTERNAL CONTROL

6.1. INTERNAL CONTROL PROCEDURES

The purpose of the internal control procedures is to ensure the effectiveness of operations, compliance with applicable law and regulations, and the reliability of financial and accounting information.

One of the objectives of our internal control system is to prevent and control risks resulting from our company's business and the risk of negligence or fraud, in particular in the areas of accounting and finance. Like any system of control, it cannot, however, provide an absolute guarantee that such risks have been completely eliminated.

Our internal control procedures are the result of an analysis of the risks arising from our company's business, the definition of certain rules and procedures which are broadly distributed to employees, and their implementation lies with the operating management of our Group: the Finance and Control Department, Legal Department and Information and Technology Department. This is associated with strengthened accounting audits within our subsidiaries.

6.1.1. Risk analysis

Our business is organized around four processes: asset management, commercial management, operations and financial management. The management committees of our Group's subsidiaries reflect this organization.

Asset management

Since our company's purpose is to market advertising space, the acquisition of new sites and the renewal of existing occupancy rights is an important activity for us. This process covers all operations involved in the preparation of tender offers, the negotiation of agreements and the performance of contracts.

The risks associated with this process are legal risks relating to compliance with applicable law and rules of competition. The change in our size beginning in 1999 led us to adopt a code of ethics so that our employees could share values that have shown their worth. We formed two teams of legal specialists in administrative law to manage the bid process in France and abroad. Finally, all bids are approved by a Member of the Executive Board prior to being filed.

Commercial management

Since we market advertising space principally through networks, this process covers the following phases: definition of products and prices, definition of our commercial strategy, taking orders and making contracts, management planning and sales administration. The Sales and Marketing Departments are responsible for relations with our advertisers and their advertising agencies.

The essential risk in this process is the integrity of our revenues. Over and above accounting and financial procedures in place, we rely on the integration of management information systems (assets, commercial and financial) to ensure the integrity of revenues.

Operations

This process covers all operational functions that range from installation of structures or billboards, to posting posters and maintenance of structures.

The major risks relating to these operations are controlled by an organization and the existence of procedural safeguards.

This principle applies to the diversification of our sources of supply, and to the means of production and shipment of posters to their display sites, delays in this area can have an impact on our sales.

From the standpoint of operations, which essentially includes most employees, working conditions and safety are taken into consideration on a regular basis through the Health and Safety Committees.

In addition, current installed capabilities make it possible to pursue in business in the event of a major casualty, including fire, etc.

Finally, information systems are protected from intrusions and physical risks by the doubling of system networks and the regular back up of stored data in different locations.

Finance

The process for producing financial information is described in section 6.2. below, as well as the procedures taken for reducing risks.

6.1.2. Rules and procedures

Code of Ethics

In 2001, rules of business behaviour were adopted in the form of a Code of Ethics applicable to all of our employees. This Code of Ethics is currently being revised.

This Code of Ethics sets forth the behaviour principles that every of JCDecaux's employee should comply with in their business relations with the authorities, customers and suppliers, i.e.: compliance with law and regulations, maintenance of fair competition and compliance with principles of integrity. Each of these principles is articulated in an implementation guide, the most important one in terms of integrity, is the absolute prohibition of any form of active or passive corruption.

Regarding employee relations in the work environment, the Code of Ethics sets forth rights (protection against all forms of discrimination; respect for environment, health and safety) and responsabilities (integrity and loyalty, confidentiality of information, prejudice caused to third-party, intellectual property rights) as a JCDecaux employee.

Delegations of authority

Since our Group's operating structure is based on fully operational subsidiaries in each country where we do business, the general management of these companies is vested by law with the appropriate authority.

In 2001, however, the Executive Board decided to limit the authority of subsidiaries to make binding commitments in two areas:

- opening bank accounts and rules concerning signing authority over these accounts, with instructions in these areas to be covered in an annual internal audit;
- commitments other than those relating to transfers of funds.

The aim is to ensure that the operating procedures of the foreign subsidiaries are, in these areas, consistent with the procedures that exist within the French subsidiaries. For these latter subsidiaries, operations are pooled with JCDecaux SA.

Regarding our French companies, delegations of authority have been given that are in the process of being reconsidered.

As a general matter, within our Group, decisions are made through an initial tier of delegation in the areas of Sales, Operations, Finance and Products. A second tier of delegation has been put in place in the areas essentially responsible for Operations (Human Resources, Legal, Manufacturing, Information Systems, Graphic Arts, Operations) and Finance (Financial Control, Treasury Management, Development).

Internal control manual

In spring 2003, we prepared an Internal Control Manual with the assistance of an independent consultant. This Manual was presented to all of our Financial Directors in June 2003 and distributed to all subsidiaries.

During a second phase, we prepared a self-evaluation questionnaire on the basis of the Internal Control Manual to obtain feedback from the Financial Directors of our subsidiaries on the administrative procedures and the risks for which they are responsible.

This questionnaire made it possible to highlight weak points in internal control over certain administrative cycles for which corrective actions were planned and included in a 2004 action plan. These weaknesses are not considered to be material deficiencies in internal control.

6.1.3. Implementation

The deployment of internal controls within our Group is based on major staff Departments that cut across operational lines: Legal, Finance, Information Technology, supported by a Quality Assurance Department.

The Corporate General Counsel surveys legal risks and litigation working through subsidiaries and their attorneys (type, amounts, proceedings, level of risk), monitors them regularly and reports on them to the Audit Committee.

The Finance and Accounting Department tracks, on the basis of information supplied by the subsidiaries, the trend and direction of their performance, prepares comparisons among subsidiaries and makes specific analysis of their costs and investments. Within the Finance and Accounting Department, a team of controllers is responsible for monitoring the financial performance of our foreign subsidiaries. Each year, the Financial Directors meet to discuss technical developments, ethics and their responsibility in the area of financial controls.

The Management Information Department works in three directions that affect internal controls: security of data and information, harmonization of systems and housing of systems.

6.1.4. Internal audit

Since our initial public offering in 2001, we have sought to strengthen internal controls and develop a culture of risk management by developing the Internal Audit Department.

The Internal Audit Department, reporting to the Chief Financial Officer, consists of a team of two full-time auditors.

In 2003, as required by the audit plan, the Internal Audit Department:

- performed a recurring audit of cash flow and treasury management and operating audit tasks relating to operations in France;

- led the design of an Internal Control Manual covering our principal administrative procedures whose purpose is to define and disseminate a risk culture common to all of our companies;
- developed the self-evaluation questionnaire relating to administrative procedures.

6.2. PROCESS FOR PRODUCING FINANCIAL AND ACCOUNTING INFORMATION

The process for producing financial and accounting information of JCDecaux SA seeks:

- to provide to members of the Executive Board and to operating management the information they need to manage our company and its subsidiaries;
- permit accounting consolidation, management of operations through reporting and budgeting;
- ensure proper financial information communicated by the Group.

The process of producing financial and accounting information is organized around three cycles: budget, reporting and consolidation. These three cycles apply to all legal entities and follow an identical format (scope, definitions, treatment) set forth in the "Finance Manual". This Manual contains all the accounting and management principles, rules and procedures within our Group. This Manual is being brought into compliance with IAS/IFRS rules. A status report on implementation of these new rules appears on page 53 of this document.

- the budget is prepared in the fall and covers closing forecasts for the end of the fiscal year then pending, the budget for the year N+1, and forecasts for the years N+2 and N+3. Approved by the Executive Board in December, it is sent out to the subsidiaries before the beginning of the year involved. In addition to information which is strategic and commercial, the budget includes an operating income statement and a cash flow statement prepared according to the same format as that of the consolidated financial statements;
- reporting prepared monthly, except for January and August, includes several parts: an operating income statement, an investment report, treasury and cash flow reporting, and monitoring of headcount. In addition to the usual comparisons with prior periods, the reports include an update of the closing forecasts;
- the consolidated financial statements are prepared quarterly, but distributed on a half-yearly basis. They include an income statement, a balance sheet, a cash flow statement and notes. Consolidation is centralized (no sub-groups).

All of these cycles are under the responsibility of the Chief Financial Officer's Office, organized as follows:

- a Financial Control Department consisting of a Budget and Reporting Group, a Consolidation Group and an International Management Control Group responsible for tracking performance of foreign subsidiaries;
- a Treasury Management and Development Department consisting of the Financing-Treasury Group, a Corporate Development-Acquisitions Group, and a Quality Control and Tax Group. The Internal Audit Group reports to this Department.

The managers that head these Departments have global and interdivisional responsibility for all subsidiaries. The Chief Financial Officer has operational authority over the finance and control departments of all of our subsidiaries.

The entire structure has been strengthened by implementing "representation letters" for the 2003 financial statements signed by the Financial Vice-Presidents of our subsidiaries.

Involvement of outside auditors

In connection with the annual closing (full audit) and half-year closing (limited review) of the consolidated financial statements and corporate financial statements of JCDecaux SA, our statutory auditors perform related engagements twice a year.

In connection with the annual closing, subsidiaries within the scope of consolidation are audited. For the half-year closing, targeted audits are conducted on significant subsidiaries.

Trends

Our Group's rapid growth during the last four years led us to strengthen our internal controls and to continue our efforts in this regard.

After strengthening the Supervisory Board and the Committees attached thereto, we decided to strengthen the structure and independence of our Internal Audit Department. After consulting with the Audit Committee, we decided:

- to have the Internal Audit Department report to our Chief Executive Officer who is not the Chairman of the Executive Board;
- to strengthen its staff and level of expertise;
- to give the Audit Committee and the Chairman of the Supervisory Board direct access, without going through channels, to the Internal Audit Department, to which specific tasks may be assigned.

This new organization will take effect as of April 1, 2004.

The implementation of the Internal Control Manual will be pursued on the basis of the analysis conducted in 2003.

Shareholders
and Trading Information

1. BREAKDOWN OF SHARE CAPITAL

As of December 31, 2003, the ownership of our share capital was as follows:

- Registered shares: 159,987,644 shares (including 200,000 treasury shares) owned by 38 shareholders,
- Bearer shares: 61,613,116 shares *(source: Euroclear France, search "Titre au Porteur Identifiable" [TPI]).*

As of December 31, 2003



0.12%
Employees
0.09%
Treasury shares
2.46%
Decaux family and Management
69.52%
JCDecaux Holding
(wholly owned by the Decaux Family)
27.81%
Public

DISTRIBUTION OF LISTED FLOATING SHARES BY REGION

As of December 31, 2003



1.1%
Asia-Pacific
9.7 %
Rest of Europe
3.6%
Rest of the world
15.9 %
France
52.3%
United States
17.4 %
United Kingdom

Source : Thomson Financial/Euroclear (on the basis of identified shares).

2. PRINCIPAL SHAREHOLDERS

The principal shareholders of the Company as of December 31, 2003, were as follows:

Shareholders	Number of shares	% of share capital	% of voting rights
JCDecaux Holding	154,062,745	69.523%	69.585%
Publicly Held	61,614,797	27.804%	27.830%
Jean-François Decaux	2,436,179	1.100%	1.100%
Jean-Charles Decaux	2,066,210	0.932%	0.933%
Jean-Sébastien Decaux	858,324	0.387%	0.388%
Employee Shareholders (FCPE JCDecaux Développement)	266,300	0.120%	0.120%
Jean-Pierre Decaux	31,723	0.014%	0.014%
Robert Caudron	23,670	0.011%	0.011%
Annick Piraud	18,572	0.008%	0.008%
Xavier de Sarrau	11,000	0.005%	0.005%
Jean-Claude Decaux	8,175	0.004%	0.004%
Danielle Decaux	3,059	0.001%	0.001%

Shareholders	Number of shares	% of share capital	% of voting rights
Christian Blanc	2	-	-
Pierre-Alain Pariente	2	-	-
Lothar Spath	2	-	-
Treasury shares	200,000	0.090%	0%
Shares held by subsidiaries	0	-	-
Total	221,600,760	100 %	100 %

To our knowledge, there are no agreements among the shareholders listed above relating to their respective interests in the Company. We were not party to any shareholder agreements containing provisions that could have a material effect on our share price. To our knowledge, no shareholder other than JCDecaux Holding owns, directly or indirectly, individually or with others, 5% or more of the Company's share capital or voting rights. To our knowledge, a single shareholder (Artisan International Fund) owns shares crossing the threshold of 2% of the Company's share capital or voting rights set by article 9 of our Articles of Association (see page 133).

No shares have double voting rights.

3. 2003 STOCK PERFORMANCE

Since June 21, 2001, JCDecaux shares have been listed exclusively on the *Premier Marché* of the Euronext Paris stock exchange. JCDecaux shares are part of the SBF 120 index since November 26, 2001, and the Euronext 100 index since January 2, 2004.
As of December 31, 2003, the number of shares outstanding was 221,600,760. The weighted average number of shares was 221,400,760 during fiscal year 2003. An average of 174,184 shares were traded everyday.

After a difficult year for media companies in 2002, JCDecaux performed well in 2003 and closed the year almost 13% up compared with the end of 2002, at €12.96, and outperformed the DJ Stoxx Media index, which increased by 11.6% *(source: Bloomberg)*.
During the months of January and February 2004, our shares increased by +24.4% compared to December 31, 2003.

On April 15, 2004, JCDecaux share closed at €19.15, up 16% compared with its initial floatation price of €16.50.

4. TREND IN TRADING PRICE AND TRADING VOLUME

Since June 21, 2001, the trading price and transaction volumes of JCDecaux shares have been as follows:

	PRICE			VOLUME		
	High (in euros)	Low (in euros)	Closing price (in euros)	Number of shares traded	Average shares traded	Capitalization [2] (in €M)
2001						
June	16.8	15.75	15.8	24,481,194 [1]	4,080,199	3,496.7
July	16.13	13.5	13.64	8,197,780	372,626	3,018.7
August	14.5	12.91	13.3	5,307,624	230,766	2,947.3
September	13	6.2	8.55	9,276,363	463,818	1,894.7
October	10.25	8.5	8.5	5,868,784	255,165	1,883.6
November	11.7	8.27	10.68	4,372,761	198,762	2,366.7
December	12.55	10.25	12.55	1,734,893	96,383	2,781.1
2002						
January	13.05	11.75	12.4	5,781,412	262,791	2,747.8
February	12.2	10.2	11.06	4,896,854	244,843	2,450.9

	PRICE			VOLUME		
	High (in euros)	Low (in euros)	Closing price (in euros)	Number of shares traded	Average shares traded	Capitalization [2] (in €M)
2002						
March	13.75	11.55	13.3	4,539,643	226,982	2,947.3
April	14.25	13.2	13.8	4,692,423	223,449	3,058.1
May	14.9	13.5	14.5	3,970,589	180,481	3,213.2
June	15	12	13.7	3,185,305	159,265	3,035.9
July	14	10.15	10.70	3,957,686	172,073	2,371.1
August	12.5	9.85	12	2,788,042	126,729	2,659.2
September	12.35	10.96	11.42	2,821,717	134,367	2,530.7
October	11.98	9.97	10.85	5,535,401	240,670	2,404.4
November	11.57	9.55	11.57	3,364,590	160,219	2,563.9
December	11.5	10.2	11.5	1,267,208	63,360	2,548.4
2003						
January	11.83	9.6	9.6	2,585,992	117,545	2,127.4
February	10.1	8.5	8.5	2,865,259	143,263	1,883.6
March	9.2	7.15	8.7	3 246,115	154,577	1,927.9
April	9.25	8.5	8.65	3,291,313	164,566	1,916.8
May	10.68	8.4	10.08	3,132,986	149,190	2,366.7
June	11.3	10	10.9	5,290,033	251,906	2,415.4
July	11.35	10.36	10.58	5,417,039	235,523	2,348.9
August	12.12	10.35	12.12	1,989,473	94,737	2,685.8
September	13.2	11.75	12.07	6,143,121	279,233	2,674.7
October	13	11.98	12.68	3,874,333	168,449	2,805.5
November	13.2	12.75	12.95	3,522,870	176,144	2,869.7
December	13.85	12.96	12.96	3,058,502	145,643	2,871.9
2004						
January	15.35	13.3	14.84	5,642,453	268,688	3,288.5
February	16.12	14.25	16.12	6,139,868	306,993	3,572.2

Source: Bloomberg
(1) Includes significant volumes traded during the first week of trading which followed initial public offering.
(2) Calculated based on the last closing price of the month, multiplied by the number of shares at the end of the month.

Index information

ISIN Code	FR 0000077919
SRD / PEA Eligibility	Yes / Yes
Reuters Code	JCDX.PA
Bloomberg Code	DEC FP

2003 Stock trading information

Highest price (December 2, 2003)[1]	13.85
Lowest price (March 12, 2003)[1]	7.15
Market capitalization[2]	2,871.9
Number of shares	221,600,760
Average daily trading volume	174,184

Source: Bloomberg
(1) in euros, closing prices. (2) in million euros, as of December 31, 2003

SHARE PERFORMANCE

JCDecaux share performance and trading volumes in 2003


EUROS
900000
811000
722000
633000
544000
455000
366000
277000
188000
99000
10000
14.0
13.3
12.6
11.9
11.2
10.5
9.8
9.1
8.4
7.7
7.0
01/03
02/03
03/03
04/03
05/03
06/03
07/03
08/03
09/03
10/03
11/03
12/03
Closing price
Daily volume

JCDecaux share performance compared with the CAC 40, SBF 120 and DJ Stoxx Media indexes since the Company's floatation (June 21, 2001)


EUROS
18.0
14.4
10.8
7.2
3.6
0.0
06/01
07/01
08/01
09/01
10/01
11/01
12/01
01/02
02/02
03/02
04/02
05/02
06/02
07/02
08/02
09/02
10/02
11/02
12/02
01/03
02/03
03/03
04/03
05/03
06/03
07/03
08/03
09/03
10/03
11/03
12/03
01/04
02/04
03/04
JCDECAUX
CAC 40
SBF 120
DJ STOXX MEDIA

5. SHAREHOLDER RELATIONS

Cécile Prévot
Manager - Investor Relations and Financial Communications
Tel.: 33 (0)1 30 79 44 86 - Fax: 33 (0)1 30 79 77 91
E-mail: actionnaires@jcdecaux.fr

Market Information is available to shareholders on our website: http://www.jcdecaux.fr

2004 Investor Relations Calendar

Date	Events
April 28, 2004	1st quarter 2004 revenues
May 12, 2004	Annual General Meeting of Shareholders
July 28, 2004	2nd quarter 2004 revenues
September 15, 2004	2004 interim results
October 27, 2004	3rd quarter 2004 revenues

Our Share Capital

1. GENERAL INFORMATION

1.1. CHANGES IN SHARE CAPITAL AND VOTING RIGHTS

Any changes in our share capital or voting rights are subject to applicable law. Our Articles of Association do not provide for any other restrictions.

The breakdown of our shareholding structure is set forth on page 126.

1.2. SHARE CAPITAL

As of December 31, 2003, our share capital was €3,378,284.27, divided into 221,600,760 fully transferable shares of the same class.

The Joint Extraordinary/Ordinary Meeting of Shareholders held on May 23, 2002, authorized our Executive Board to:

- issue notes or bonds in a total principal amount up to €2 billion, such authority to remain in effect for 26 months;
- grant options to acquire up to 6,648,022 of our shares to employees of the Company and its French and non-French subsidiaries, such authority to remain in effect for 38 months and superseding the authorization granted at the Extraordinary Meeting of Shareholders held on March 23, 2001; the Executive Board granted 209,546 options in 2003 in connection with this delegation;
- to carry out share capital increases, in one or more times, through the issuance – with maintenance of preferential subscription rights – of shares or securities that may be exchanged or converted for shares immediately or upon a fixed date, in an amount up to €2.5 billion and to fix the terms for such securities. This authorization will expire in 26 months. The same authorization was given for issuances without the maintenance of preferential subscription rights;
- to carry out share capital increases, one or more times, by incorporation of premiums, reserves or profits in a total amount of up to €200 million, which authorization shall expire in 26 months;
- to carry out, in accordance with the Law of February 19, 2001 relating to employee savings plans, one or more share capital increases in a total amount of up to €15 million, through the issuance of shares reserved to employees of the Company and its subsidiaries, which authorization shall expire in 26 months.

Except for the granting of stock options, the Executive Board did not exercise the authority granted to pursuant to these resolutions in fiscal year 2003.

The Joint Extraordinary/Ordinary Meeting of Shareholders held on May 14, 2003, authorized our Executive Board to:

- carry out, in connection with public offers by the Company, share capital increases by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, subject to or without preferential subscription rights and in accordance with the terms authorized by the Joint Extraordinary/ Ordinary Meeting of Shareholders held on May 23, 2002.
- repurchase up to €329.4 million worth of our shares in the market, which authorization will be effective for 18 months, in accordance with the authorization given by the Joint Extraordinary /Ordinary Meeting of Shareholders held on May 23, 2002 for the cancellation of said shares.

The Executive Board did not use this authority during the year just ended.

A new share repurchase program as well as a decision allowing the cancellation of repurchased shares for a period of 18 months, will be submitted for approval to the Ordinary and Extraordinary Annual General Meeting of Shareholders on May 12, 2004. Prior to this Meeting, an information memorandum will be filed for registration with the *Autorité des marchés financiers*. At this same Meeting, resolutions will be decided upon to authorize the Executive Board to do the following:

- issue debt securities in the total aggregate amount of €2.5 billion;
- increase the share capital by issuing, subject to preferential subscription rights, shares and/or other securities convertible, immediately or over time, into the company's shares in a maximum nominal amount of €2,350,000. An authorization for the same purpose, without preferential subscription rights, will be sought for an identical maximum nominal amount;
- undertake a capital increase through incorporation of premiums, reserves, profits or other sources in a maximum nominal amount of €2,350,000;
- undertake a capital increase by issuing shares reserved to employees in the maximum amount of €20,000,

all of the foregoing authority to be given for 26 months.

Information about potential dilution of our share capital

Type of potentially diluting security	Allocation dates	Exercise price (in €)	Identity of beneficiaries	Number of options allocated	Exercise period
Options to acquire shares by employees and management (each option carries the right to acquire one share)	June 21, 2001	16.50	Employees and management of Company, its subsidiaries and JCDecaux Holding	3,283,684	- From June 21, 2002 up to 1/3 - From June 21, 2003 up to 2/3 - From June 21, 2004 up to the entirety
	July 20, 2001	15.46	Employees and management of Company, its subsidiaries and JCDecaux Holding	479,024	- From July 20, 2002 up to 1/3 - From July 20, 2003 up to 2/3 - From July 20, 2004 up to the entirety
	December 14, 2001	11.12	Employees and management of Company, its subsidiaries and JCDecaux Holding	340,996	- From December 14, 2002 up to 1/3 - From December 14, 2003 up to 2/3 - From December 14, 2004 up to the entirety
	December 13, 2002	10.67	Officers and directors of the Company	88,096	- From December 13, 2003 up to 1/3 - From December 13, 2004 up to 2/3 - From December 13, 2005 up to the entirety
	January 16, 2003	10.78	Employees and management of Company, its subsidiaries and JCDecaux Holding	209,546	- From January 16, 2004 up to 1/3 - From January 16, 2005 up to 2/3 - From January 16, 2006 up to the entirety
				4,401,346	

As of December 31, 2003, none of these options had been exercised. 3,333 options have been exercised since December 31, 2003.

If these options are fully exercised, the employees of our Company, its subsidiaries and JCDecaux Holding will own approximately 1.95% of our shares (excluding JCDecaux's Employee Stock Savings Plan).

Evolution of our share capital during the last five years

Date	Transaction	Number of shares Issued	Paid-in capital of capital increase (in euros)	Issue premium per share (in euros)	Total amount of issue premium (in euros)	Resulting share capital (in euros)	Cumulative number of shares	Par value (in euros)
June 20, 2000	Conversion of share capital into euros	-	-	-	-	2,606,223	170,957	15.2449 (1)
October 9, 2000	Stock split (10 to 1)	170,786,043	-	-	-	2,606,223	170,957,000	(1)
October 11, 2000	Capital increase to pay for capital contributions of Media Communication Publicité Extérieure	7,000	107	27.32	191,244.09	2,606,330	170,964,000	(1)
October 11, 2000	Capital increase to pay for capital contributions of shares of subsidiaries	5,223,464	79,631.19	30.99	161,869,516.01	2,685,961.19	176,187,464	(1)
October 11, 2000	Capital increase through contribution of reserves	-	0.81	-	-	2,685,962	176,187,464	(1)
March 23, 2001	Capital increase to pay for capital contributions of RPMU and JCDS	2,694,700	41,081	56.97	153,530,088.60	2,727,043	178,882,164	(1)
June 21, 2001	Capital increase resulting from initial public offering	42,424,242	646,753.87	16.485	699,353,239.13	3,373,796.87	221,306,406	(1)
June 28, 2001	Capital increase reserved to employees (Employee Savings Plan)	294,354	4,487.40	13.185	3,880,985.40	3,378,284.27	221,600,760	(1)

(1) At the time of conversion of the share capital into euros, the reference to a par value in our regulations was eliminated.

Since June 28, 2001, there has been no other change to our share capital.

Changes in the breakdown of share capital during the last three years

Shareholder	December 31, 2001 Number of shares	% of share capital	% of voting rights	December 31, 2002 Number of shares	% of share capital	% of voting rights	December 31, 2003 Number of shares	% of share capital	% of voting rights
JCDecaux Holding	154,062,745	69.523	69.523	154,062,745	69.523	69.585	154,062,745	69.523	69.585
Public	61,115,119	27.580	27.580	61,617,699	27.805	27.830	61,614,797	27.804	27.830
Dont Artisan International Funds				*6,949,356*	*3.14*	*3.14*	*6,949,356*	*3.14*	*3.14*
Jean-François Decaux	2,436,179	1.100	1.100	2,436,179	1.100	1.100	2,436,179	1.100	1.100
Jean-Charles Decaux	2,066,210	0.932	0.932	2,066,210	0.932	0.933	2,066,210	0.932	0.933
Jean-Sébastien Decaux	858,324	0.387	0.387	858,324	0.387	0.388	858,324	0.387	0.388
Jean-Marie Decaux	571,886	0.260	0.260	0	0	0	0	0	0
FCPE JCDecaux Développement	294,354	0.130	0.130	274,400	0.124	0.125	266,300	0.120	0.120
Treasury shares	-	-	-	200,000	0.090	0	200,000	0.090	0
Jean-Pierre Decaux	142,463	0.064	0.064	31,723	0.014	0.014	31,723	0.014	0.014
Robert Caudron	23,670	0.011	0.011	23,670	0.011	0.011	23,670	0.011	0.011
Annick Piraud	18,572	0.008	0.008	18,572	0.008	0.008	18,572	0.008	0.008
Jean-Claude Decaux	8,175	0.004	0.004	8,175	0.004	0.004	8,175	0.004	0.004
Danielle Decaux	3,059	0.001	0.001	3,059	0.001	0.001	3,059	0.001	0.001
Christian Blanc	2	-	-	2	-	-	2	-	-
Pierre-Alain Pariente	2	-	-	2	-		2	-	-
Xavier de Sarrau	-	-	-	-	-	-	11,000	0.005	0.005
Lothar Späth	-	-	-	-	-	-	2	-	-
Total	221,600,760	100%	100%	221,600,760	100%	100%	221,600,760	100%	100%

2. STOCK OPTIONS

At our General Shareholders' Meeting held on May 23, 2002, the shareholders authorized the Executive Board, for a period of 38 months from the date of that Meeting, to award stock options carrying the right to acquire shares equaling up to 3% of our share capital to salaried employees of our Company and its French and non-French subsidiaries that were at least 50%-owned by our Company and to employees of JCDecaux Holding. This authority superseded the authority granted by the Shareholders at the General Meeting held on March 23, 2001.

Under this plan, the Executive Board awarded 4,103,704 stock options to 6,254 employees during fiscal year 2001.

During fiscal year 2002, 88,096 options were awarded to management in connection with the plan authorized by General Shareholders' Meeting held on May 23, 2002. During fiscal year 2003, 209,546 options were awarded under the same plan.

Stock options awarded and excercised in 2003

Stock options awarded to officers and exercised by them	Number of options	Price	Expiration dates	Plan
Options awarded during fiscal year to Officers:	0	-	-	-
Options exercised by Officers during fiscal year:	0	-	-	-

Stock options awarded to and exercised by non-officer employees	Number of options awarded /subscribed	Weighted average price	Expiration dates	Plan
Options awarded during fiscal year to ten employees of the Company and any Company included within the scope of awards the number of options awarded was the highest:				
On January 16, 2003	140,162	€10.78	January 16, 2010	May 23, 2002
Company's options exercised by the ten employees of the Company and Companies included within the scope of awards, for which the number of options subscribed during the fiscal year was the highest:	0	-	-	-

Summary of principal terms of our stock options plans in 2001 and 2002

	2001 plan	2002 plan
Date of the Extraordinary Shareholders' Meetings authorizing the plan	March 23, 2001	May 23, 2002
Dates of option grants	June 21, July 20 and December 14, 2001	December 13, 2002 and January 16, 2003
Number of beneficiaries	6,254	22
Types of options	Stock options	Stock options
Total shares granted under options, including:	4,103,704	297,642
- Management	250,919	88,096
- Top ten employee	183,485	140,162
Criteria for exercising options	**Beneficiaries under an employment contract with a French company:** • no option may be exercised before the first anniversary of the date of the Executive Board Meeting granting the options; • each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board Meeting granting such options. A holding period of three years applies to shares so acquired; • each beneficiary may exercise up to two thirds of the options granted on the second anniversary of the date of the Executive Board Meeting granting such options. A holding period of two years applies to shares so acquired; • each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board Meeting granting the options. A holding period of one year applies to shares so acquired. **Beneficiaries under an employment contract with a foreign company:** • no option may be exercised before the first anniversary of the Executive Board's decision granting the options; • each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board's decision granting such options; • each beneficiary may exercise up to two thirds of the options granted on the second anniversary of the date of the Executive Board's decision granting such options; • each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board's decision granting such options.	**Beneficiaries under an employment contract with a French company:** • no option may be exercised before the first anniversary of the date of the Executive Board Meeting granting the options; • each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board Meeting granting such options. A holding period of three years applies to shares so acquired; • each beneficiary may exercise up to two thirds of the options granted on the second anniversary of the date of the Executive Board Meeting granting such options. A holding period of two years applies to shares so acquired; • each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board Meeting granting the options. A holding period of one year applies to shares so acquired. **Beneficiaries under an employment contract with a foreign company:** • no option may be exercised before the first anniversary of the Executive Board's decision granting the options; • each beneficiary may exercise up to one third of the options granted on the first anniversary of the date of the Executive Board's decision granting such options; • each beneficiary may exercise up to two thirds of the options granted on the second anniversary of the date of the Executive Board's decision granting such options; • each beneficiary may exercise all of the options granted as of the third anniversary, and up to the seventh anniversary, of the date of the Executive Board's decision granting such options.
Expiration date	7 years from the date of grant	7 years from the date of grant
Exercise price for shares pursuant to options granted:	June 21, 2001: €16.50 July 20, 2001: €15.46 December 14, 2001: €11.12	December 13, 2002: €10.67 January 16, 2003: €10.78
Number of shares acquired as of December 31, 2003 in connection with these plans	0	0
Number of shares remaining to be granted pursuant to such plans	0	2,246,676

3. COMPANIES WHICH OWN A CONTROLLING INTEREST IN OUR COMPANY

Our principal shareholder is JCDecaux Holding, which is majority-owned by the Decaux family and the corporate purpose of which is principally to give strategic direction to companies in which it holds interests.

As of December 31, 2003, JCDecaux Holding's share capital was owned as follows:

	Number of shares	
Shareholders	Full legal title	Limited legal title *(Nue proriété)*
Jean-Claude Decaux	30	-
Jean-François Decaux	103,935	-
JFD Investissement	117,000	-
JFD Participations	-	429,000 [1]
Jean-Charles Decaux	45,435	604,500 [1]
Jean-Sébastien Decaux	45,435	604,500 [1]
Jean-Pierre Decaux	65	-
Robert Caudron	65	-
Danielle Decaux	35	-
Subtotal	312,000	1,638,000
Total	1,950,000	

(1) Mr. Jean-Claude Decaux is beneficial owner of these shares.

4. PLEDGES AND GUARANTEES

As of December 31, 2003, no guarantees or pledges over our shares existed.

5. DIVIDENDS

The Company did not distribute dividends during the last three fiscal years. As we intend to pursue a dynamic growth policy based on re-investment of earnings that we generate, we do not intend to pay a dividend in the near future.

Unclaimed dividends are paid to the French State after five years from their payment date.

Other Legal Information

1. GENERAL INFORMATION

Company Name	JCDecaux SA
Registered Office	17, rue Soyer 92200 Neuilly-sur-Seine
Registry of Commerce and Companies *(Registre du Commerce et des Sociétés)*	No. 307 570 747 (Nanterre)
Legal Form	Corporation *(société anonyme)* with Executive Board and Supervisory Board
Applicable Legislation	Laws of France
Date of Formation	June 5, 1975
Expiration Date	June 5, 2074 (unless prematurely) dissolved, or extended)
Fiscal Year	From January 1 to December 31

1.1. CORPORATE PURPOSES

The Company's purposes, in France and elsewhere, are:

- the study, invention, development, manufacture, repair, assembly, leasing, and sale of all articles or equipment destined for industrial or commercial use, and especially the manufacture, assembly, maintenance, sale, and operation of all types of street furniture, advertising displays and other media, of any kind, and the performance of all services, including advisory and public relations services;
- transport of goods, directly or indirectly, by public ways and leasing of vehicles for transport of such goods;
- advertising, marketing of advertising space on all types of street furniture, advertising displays, as well as any other media, including neon signs, façades, television, radio, the Internet, and all other media, and the undertaking on behalf of third parties of all sales, leasing, display, installation, and maintenance of advertising displays and street furniture;
- management of investments in securities, particularly relating to advertising and especially display advertising, and use of its means to invest in securities, especially through acquisition of, or subscription for, shares, equity interests, bonds, bills and notes, or other securities issued by French or foreign companies and relating particularly to advertising;
- and more generally, engaging in any financial, commercial, business or real estate transactions which may be related, directly or indirectly to the corporate purposes, or likely to further or develop them.
- the company may organize a centralized treasury management system with all companies in which it has a direct or indirect equity interest, for the purpose of optimizing its credit, such as by investing its surplus cash, in any manner permitted by law.

1.2. ACCESS TO AND REVIEW OF LEGAL DOCUMENTS

In accordance with applicable law, all of our legal documents that are required to be made available to shareholders may be reviewed at our registered office:
17, rue Soyer, 92200 Neuilly-sur-Seine.

2. HISTORY

1964 - Jean-Claude Decaux invents the concept of street furniture and forms the company JCDecaux. First street furniture concession in Lyon.

The 1970s - We invest in Portugal and Belgium.

1972 - First citylight panels (MUPI®). Street furniture contract for Paris.

1973 - Introduction of the short-term (seven day) ad campaign.

The 1980s - Expansion in Europe, in Germany (Hamburg), the Netherlands (Amsterdam), and Northern Europe.

1980 - Installation of the first automatic public toilets in Paris.

1981 - First electronic information boards.

1988 - Introduction of the "Senior®", the first larger format advertising panels (8 m^2).

The 1990s - We are present on three continents: in Europe, the United States, and Asia-Pacific.

1994 - First street furniture contract in San Francisco.

1998 - We expand the concept of street furniture to shopping malls in the United States.

1999 - Acquisition of Avenir and diversification of our business into Billboard and Transport advertising. We become the world leader in outdoor advertising.

2001 - Partnership with Gewista in Central Europe and IGPDecaux in Italy. We become number one in Billboard in Europe. We win contracts for Los Angeles and Chicago in the United States.

2002 - We sign the Chicago contract in the United States and, in partnership with Viacom, win the bid for the city of Vancouver in Canada.

2003 - JCDecaux increases to 67% its interest in Gewista, a leader in outdoor advertising in Austria.

3. ARTICLES OF ASSOCIATION

3.1. ALLOCATION OF EARNINGS

Our shareholders, after making any necessary credit to the legal reserve, may allocate any amount of net distributable income that they choose to retained earnings, any special reserve fund, or any other special or ordinary purpose. The remainder is to be shared among all shareholders, in proportion to their shareholding interest in the share capital.

At the close of the Ordinary General Shareholders' Meeting held on May 23, 2002 to approve the financial statements for the fiscal year ended December 31, 2001, the legal reserve had been completely funded.

3.2. GENERAL SHAREHOLDERS' MEETINGS

Shareholders' meetings are called and act within the terms and conditions provided by law. They may be held at our registered office or at any other location in France.

Shareholders' meetings are open to all shareholders, regardless of the number of shares they own, as long as their shares have been fully paid, to the extent that payment is due.

The right to be present in person or by proxy at a shareholders' meeting is subject to the shareholder being registered in a shareholder account maintained by us, or on our behalf, at least five business days before the date of the meeting. However, the Executive Board may, acting for all shareholders, reduce this time period.

An intermediary that meets the requirements of sections 3 and 4 of Article L228-1 of the French Code of Commerce, acting under general authority to manage securities, may transmit the vote or proxy of a shareholder for any Shareholders' Meeting, as defined in section 3 of such Article. Prior to transmitting the proxy or votes to the Shareholders' Meeting, the intermediary registered pursuant to Article L228-1 of the French Code of Commerce is required to supply a list of the non-resident shareholders with respect to which the voting rights attach at the request of the Company or its representative. This list must be provided on the terms and conditions set forth in Articles L228-2 or L228-3, as the case may be, of the French Code of Commerce.

The vote or proxy issued by an intermediary that either has not registered as such, or has not disclosed the shareholder's name, may not be taken into consideration.

As required under Article 136 of the French Decree of March 23, 1967, shareholders holding bearer shares must deposit such shares, their certificate of deposit, or their certificate of registration with an accredited intermediary account holder, as indicated in the notice of meeting, at least five full days prior to the date of the meeting. Shareholders' meetings are chaired by the Chairman of the Supervisory Board or, in his absence, by the Vice-Chairman of the Supervisory Board or, in his absence, by a member of the Supervisory Board specially delegated for such purpose by the Supervisory Board. Otherwise, the shareholders' meeting may elect its own chairman.

Each share has the right to one vote. Our regulations prohibit shares having the right to more than one vote.

3.3. REQUIREMENTS FOR SHAREHOLDINGS EXCEEDING CERTAIN THRESHOLDS

Article 9 of our Articles of Association provides, among other things, that any person or entity acting alone or in concert with others who becomes the direct or indirect owner of a number of shares representing 2% or more of our share capital or our voting rights, through one or more entities that the person or entity controls within the meaning of Article L. 233-3 of the Code of Commerce must notify us by registered mail, return receipt requested, within five trading days of the total number of shares and voting rights the person then owns, as well as of any securities convertible into shares or voting rights which may potentially be attached. The same notification provisions apply to each increase or decrease of more than 1% above such threshold.

Such notice must be given in addition to the notice required to be given by law relating to the crossing of various thresholds described in the next paragraph.

In addition, under the French Code of Commerce, any individual or entity acting alone or in concert with others that becomes the direct or indirect owner of more than 5%, 10%, 20%, $33^{1/3}$%, 50% or $66^{2/3}$% of the outstanding shares or voting rights of our Company must notify the Company by registered mail, return receipt requested, within 5 calendar days of the date when its ownership crosses the threshold, of the number of shares that the individual or entity holds and its voting rights.

Any individual or entity that fails to comply with such notification requirements will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders' meetings upon the request at the general shareholders' meeting of one or more shareholders holding at least 5% of our share capital or voting rights until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

An intermediary registered as a shareholder, without prejudice to the obligations of the owners of the shares must make the statements required pursuant to the third section of Article L228-1 of the French Code of Commerce for all of the Company's shares with respect to which it is registered (1). Violation of the obligations prescribed in this section is punishable as provided in Article L.228-3-3 of the French Code of Commerce.

(1) The shareholders' meeting of May 12, 2004 will modify this provision in order to render it in conformity with the Financial Security Law dated August 1, 2003.

4. RISK FACTORS

4.1. MARKET RISKS

Liquidity and financing risk

We generate significant operating cash flow that enables us to self-finance our organic growth. We did not have any net debt until 1999, when we acquired Avenir. We believe that acquisition opportunities and, to a lesser extent, accelerated growth of our business could lead us to increase our net debt. Our long-term debt has been rated by Moody's and Standard & Poor's since the summer of 2000.

Our financing strategy consists of:

- centralizing our financings at the parent company level. Subsidiaries, therefore, are preferably financed through inter-company loans made by JCDecaux SA. We have, however, obtained loans from outside sources for certain subsidiaries, especially (i) where the tax or currency situation was unfavorable (withholding tax, on-shore or off-shore interest rate terms, etc.); (ii) in the case of subsidiaries that are less than 100%-owned by the Group; (iii) for historical reasons (financings already in place before becoming a subsidiary of our Group);
- having financing resources available that (i) are diversified, especially to avoid being exclusively dependent on the banking market; (ii) mature in the medium or long term, in relation to the medium or long term life of our assets; (iii) are flexible, to be able to absorb variations in our net debt;
- having permanently available a liquidity reserve in the form of confirmed, but unused, lines of credit;
- minimizing the risk of non-renewal of our financing sources, by spreading out annual installments;
- optimizing financing margins, through early renewal of loans that are approaching maturity;
- optimizing the cost of our net debt, by recycling excess cash flow generated by our various companies as much as possible, in particular by preferably channeling it to the JCDecaux SA level through loans or dividend payments.

Interest rate risks

We are exposed to interest rate fluctuations as a result of our debt, including, but not limited to, the Euro and the U.S. dollar. Given the high correlation that exists between the advertising market and the level of general economic activity of the countries where we have operations, our strategy is to finance essentially on the basis of variable rates. In the past, we have hedged our interest rate risks on a short-term and partial basis and intend to keep doing so in the future on the basis of our level of debt and our expectations about the future trends of short-term interest rates. Management of this risk is done centrally.

Exchange rate risks

Despite our presence in 43 countries, we are relatively immune from currency fluctuations, since the subsidiaries in each country operate in their own country and intra-Group services and purchases are relatively insignificant. On the other hand, since our currency of consolidation is the euro, our financial statements are affected by the effects of converting financial statements kept in local currencies into financial statements expressed in euros.

In 2003, revenues realized in currencies other than the euro accounted for 33% of our revenues.

When currency hedging appears desirable, our strategy is to centralize such transactions. To cover our financing transactions in currencies other than the euro, therefore, we enter into currency hedges.

Risks related to derivatives

We do not use derivative products except for hedging exchange rate and interest rate risks, which is done centrally.

Risks relating to off-balance sheet commitments other than currency and interest rate hedges

Most commitments made other than hedges are in connection with guarantees for subsidiaries and commitments as to shares.

Commitments as to shares relate to put options granted to minority third parties and relate to their interests in jointly-owned outdoor advertising companies. In exchange for the commitments given, we receive commitments as to the shares, consisting of pre-emption rights on identical financial terms and, in some cases, of call rights.

Risks related to our credit rating

Our credit is rated "Baa2" by Moody's and "BBB" by Standard & Poor's. Our principal financing sources (financings obtained by our parent company), as well as our principal hedges are not subject to early termination in the event of a downgrade of our credit rating. A lowering of our credit rating, however, could have an impact on the cost of one of our two principal financing sources (credit lines negotiated in 2000 and 2003, respectively). If our credit rating were downgraded, the applicable margin could be increased, as is indicated in the Management Discussion and analysis of Group Consolidated Financial Statements (see section 10.1., page 50).

Counterparty risks

Our counterparty risks relate to investing excess cash flow of our subsidiaries with banks and in other financial transactions, principally involving JCDecaux SA (via our confirmed and unused lines of credit and hedging commitments). Our strategy is to minimize this risk (i) by minimizing such excess cash flow within our Group through our internal recycling strategy, with the remaining counter party risk being managed by authorizing the opening of bank accounts only with first rate banks and (ii) by entering into these financial transactions also with only first rate banks.

Risks relating to portfolio securities

To earn a return on excess cash flow, we invest from time to time in portfolio securities. The securities in which we invest consist of money market securities (mutual funds and money-market SICAV funds that are not sensitive; certificates of deposits issued by first rate banks; short-term government securities and treasury bills, etc.). These instruments are acquired on a short-term basis, earn interest on the basis of a money market reference, are liquid and involve only a limited counterparty risk, as indicated above.

Our strategy is not to own negotiable shares or securities other than money market securities and shares held in our treasury. Consequently, we believe that the risks involved with the negotiable shares and securities held to be quite low.

4.2. RISKS RELATED TO OUR BUSINESS

Reliance on key executives

We depend to a large extent on the continued services of our key executive officers, including Jean-François Decaux and Jean-Charles Decaux, each a Co-Chief Executive Officer and a member of our Executive Board, and Jean-Claude Decaux, the Chairman of our Supervisory Board and our founder. The loss of the services of any of our key executive officers, for any reason, could have an adverse affect upon our business.

4.3. LEGAL RISKS

Risks related to street furniture concessions

Our growth strategy includes implementing a significant number of market expansion procedures in the next few years. At the same time, our current contracts will be subject to competing bids as they expire.

Between January 1, 2004 and December 31, 2006, 16% of our Street Furniture contracts (weighted by 2003 Street Furniture revenues and adjusted to account for our projected revenues from newly won Street Furniture contracts) expire and will have to be renewed.

Our Transport advertising contracts generally have shorter terms than our Street Furniture contracts, and 33% of them (weighted by 2003 Transport advertising revenues) expire before December 31, 2006.

In bidding for new contracts or for the renewal of our existing contracts in all of these areas of activity, we might have to offer to make higher investments up front or to share a more significant portion of our revenues with the concession grantors than has been the case in the past. If we are unable to make up these increased costs through our advertising prices, our earnings will be adversely affected.

Risks related to key concessions

Our development strategy consists in targeting the key cities in each of the countries in which we offer an advertising network. If we lost concessions in key cities in a given country, we would have difficulty attracting the same quality of advertisers that we currently enjoy and obtaining pricing levels commensurate with our premium quality product.

Off-balance sheet commitments

The financial instruments set forth in the notes to the consolidated financial statements are limited to derivatives used to hedge against interest and exchange rate risks.

The bulk of the commitments given, other than financial instruments, relate to commitments of shares granted in connection with acquisitions, to guarantees given by the Group in connection with its current operations, but also to commitments related to leasing contracts. Commitments received principally consist of confirmed lines of credit unused by JCDecaux SA, and commitments of shares received by the Group in connection with acquisitions.

Risks related to regulation of competition

An element of our growth strategy involves the acquisition of additional outdoor advertising companies and properties, many of which are likely to require the pre-approval of national and/or European competition authorities. In the past, for example, antitrust authorities in the United Kingdom have acted to prevent us from completing acquisitions.

In addition, the Minister of the Economy in France has, in the past, imposed certain restrictions on our external growth. Although the entrance into the outdoor advertising market of several large multinational competitors in the past few years has lessened our leading position in several areas of activity, it is still possible that the European Commission or national antitrust authorities might seek to bar us from acquiring additional outdoor advertising operations or to limit some of our business activities.

Companies in our Group undertake, or become the subject of, actions with respect to national antitrust authorities in connection with their operations. In 2003, a complaint by a competitor to Belgian competition authorities regarding the concession with the City of Liege was withdrawn, and the French Competition Commission commenced a proceeding against us following a complaint by a competitor claiming abuse of dominant position regarding our business strategy in Rennes.

Risks arising from possible unilateral termination of certain contracts

Some of our contracts can be terminated without cause for public interest reasons, and our compensation may not cover our losses.

For example, in France and in Spain, local authorities may terminate our contracts at any time for public interest reasons. Although we may theoretically be entitled to compensation in the event of such termination, the amount of compensation might not be enough to cover our investments or our loss of future profits. Further, loss of such a contract might limit the territorial scope of our network, or have a negative impact on our image. While we have rarely had a contract terminated for public interest reasons, we cannot be certain that this will continue to be the case in the future. As an example, at a meeting held on December 22, 2003, the Lyon Metropolitan Council decided to terminate its Street Furniture advertising contract with us, as of May 31, 2005, which is a year prior to the date provided for in the contract.

Risks related to changes in applicable regulations

The outdoor advertising industry is subject to significant governmental regulation at both the national and local level, particularly in Europe and the United States, relating to the density, size and location of billboards and street furniture in urban and other areas, and regulation of the content of outdoor advertising (bans in certain countries on advertising tobacco and alcohol products). In France, particularly, local authorities have broad powers to restrict or prohibit advertising displays on both public and private property. A portion of our advertising displays, especially in the area of Billboard, could, with time, have to be relocated or withdrawn, both in France and elsewhere.

Risks related to changes in regulations applicable to other media

The application in France in 2003 of the European Directive on "Cross-Border Television" broadcasts, which involves a phased termination of restrictions on television advertising by large retailers, could have a negative impact on outdoor advertising media.

In the past, we have been able to adapt our business to changes in regulation. Revenues we generated from large retailers in France accounted for 4.3% of our consolidated revenues in 2003.

Risks related to regulations applicable to tobacco advertising

Anti-tobacco campaigns have become a major priority in the European Union, and European countries have taken steps to harmonize legislation on cross-border television, especially in light of EU Directive 89/552 EEC, as amended by Directive 97/36/EC, which harmonizes the prohibition against advertising of tobacco products.

Our business could be affected by the gradual prohibition of outdoor tobacco advertising in Europe, which could lead to a decline in the number of advertisers. As of January 1, 2004, we did not have any sales for tobacco advertising in the following countries: Belgium, Denmark, Finland, France, Ireland, Italy, Switzerland, Iceland, Norway, Hungary, Poland, Portugal, Slovakia, and the United Kingdom, either because of voluntary action, or because of regulation. In 2003, tobacco advertising in Europe represented 1.4% of our consolidated revenues.

Risks related to regulations applicable to alcoholic beverage advertising

The European Directive on television broadcasting, dated June 30, 1997, regulates the advertising of alcoholic beverages. Regulation in this area varies considerably from country to country, from complete prohibition of advertising to permission only at points of sale. However, most countries have adopted laws that regulate the content, presentation and even the timing of such advertising. Alcoholic beverage advertising is strictly regulated in France by the "Evin" law of January 10, 1991.

Measures involving the total prohibition of this type of advertising could have a negative impact on our business.

Risks related to contracts with governmental bodies

The procedures relating to the conclusion of contracts with local governments in France and elsewhere are based on complex statutory provisions, the application of which can sometimes be sensitive from a public relations standpoint. Our contracts in France are reviewed and validated by local State representatives in accordance with French administrative law. Despite this process, third parties have the right to challenge the validity of our contracts based on alleged defects in the public bid process. In the history of our company, there have been several such actions initiated by both local and central public authorities and by competitors, and the Group itself has sought such recourse against its competitors in different countries. In certain cases, these challenges have been successful.

We have been advised of the city of Madrid's intention to terminate the "clocks" contract won by our subsidiary Planigrama. To date, no action has been taken in this regard by the city. We believe that, assuming unfavorable development of this situation leading to termination of this contract, there will be a chance for us to obtain compensation at least equal to the amount of the investments we have made.

We have internal policies relating to the public bid process that are applied throughout our operations, including Billboard (Avenir) since we acquired it.

Although we maintain that our company and its executives have complied with public tender requirements, application of the public tender procedures and related rules is complex and often involves difficult factual and legal judgments. Due to this complexity and the legal uncertainty surrounding the application of certain rules, we cannot assure that our company may eventually not be involved in legal proceedings concerning the application of such rules. Penalties for failure to comply with the public tender requirements include cancellation of the underlying contract and suspension of the breaching party from participating in public tender offers (in France, for a period of up to 3 years).

Risks relating to street furniture leasing

In the course of our activities, we occasionally furnish street furniture to cities in return for a fixed annual fee. This approach is most often used to rent public self-maintaining toilets, electronic information boards, and other street furniture equipment. These rentals are effectuated following public bids launched by local governments under the provisions prescribed by the French regulations governing public contracts.

Litigation

We are regularly involved in legal proceedings within the normal course of our business activities. These business activities often involve contracts with municipalities and public authorities in France and elsewhere that may give rise to rights and administrative proceedings.

The principal legal proceedings currently ongoing that involve the Group and for which necessary reserves have been set aside are the following:

- In March 2000, Vivendi S.A. filed a request for summary proceedings against Avenir in the Nanterre Commercial Court demanding repayment of a *précompte* tax amounting to approximately € 4.8 million that it deemed to be due as a result of an exceptional dividend distributed by Avenir before its sale of Avenir to JCDecaux SA in 1999. A *précompte* tax is payable on certain exceptional dividends such as the one at issue. On April 27, 2001, the court held in favor of Vivendi. This decision was appealed, and an expert was named in April 2003. A decision on the appeal is expected in 2004.
- Avenir is also involved in a case with SPEPP, which claims approximately €5 million in damages as a result of the termination of a subcontract for installing barriers that it had with Avenir. A conciliator was appointed in December 2003 by the presiding judge of the Commercial Court of Créteil to help the parties to reach an agreement. The Court is due to hand down a judgment in 2004.
- Our subsidiary, G&A, has been party since 1995 to litigation involving the use of an anti-graffiti process that it does not believe is suitable for industrial use. The third party that granted us the exclusive license to this patented process initiated a counteraction for the payment of approximately €4 million for damages, interest and royalties. The first instance Civil Court in Rennes is expected to render its decision on our subsidiary's action to cancel the license in 2004.
- Our U.S. subsidiary, JCDecaux Chicago LLC, is being sued by Electric Life Urban Decor LLC for alleged breach of contract. Electric Life is seeking US$6 million in damages and interest. Since the court dismissed 3 of Electric Life's 4 claims, it has filed a new complaint on which a ruling will probably be made in 2004.
- In February 2003, we were notified of the commencement of a proceeding based on possible illegal acts involving our Belgian subsidiary, JCDecaux Belgium. To our knowledge, no facts have been found to date against our subsidiary.
- In addition, we are, or have been, party to a number of administrative proceedings with various municipalities, both initiated by us, or brought against us at the behest of competitors, as a result of termination of contracts or improper decisions to grant public contracts to our competitors.

The amount of the reserves established for these cases is not indicated, because indicating them might be seriously prejudicial to us.

Certain cases came to an end during the fiscal year just ended:

- Our subsidiary RCI was involved in an arbitration proceeding with Air France for breach of contract. Air France asserted a counterclaim challenging certain methods used to calculate royalties paid by RCI during the contract's term. An arbitration award was rendered in April 2003 dismissing the claims of both parties.
- Avenir was ordered to pay Hauts-de-Seine Publicité €370,000 for arrears due in connection with billboard advertising concession contracts. Avenir appealed this decision. This case was settled in March 2003.
- The case between our Australian subsidiary, JCDecaux Australia, and Adshel Street Furniture Pty was settled in May 2003 pursuant to a settlement agreement under which the parties abandoned their respective claims.
- In addition, we won the case against the city of Rennes and the Rennes Metropolitan Area (Communauté d'Agglomération de Rennes Métropole) regarding the awarding of a street furniture advertising contract to More Group/Clear Channel in 1997. The judgment, affirmed by the Administrative Court of Appeal of Nantes in July 2003, ordered More Group and the two local governments involved to furnish the contract to the civil court so that the judge could pronounce it void.

To the best of our knowledge, there are no other exceptional facts or litigation that could have a material impact on the financial condition, business, assets or future prospects of our Company and our subsidiaries.

Risks related to the environment

As a major participant in urban beautification, we also have a responsibility for protecting the urban environment. As a result, we have developed a complete program of actions intended to protect the environment: design of structures for collecting waste, recycling of thousands of tons of posters and reduction of energy, water and raw material consumption, both upstream and downstream in the chain of production.

An internal environmental audit made in 2002 confirmed that our business activities do not involve a serious risk of pollution, but that our management of potential environmental risks could be improved. As a result, we have created an Environment Department which, working with the Technical Departments of our subsidiaries, is responsible for applying new standards and legal requirements in the area of waste management.

Our goal is to meet the highest international standards of environmental protection. Our Spanish subsidiary, Planigrama Exclusivas

Publicitarias SA, for example, is presently certified ISO 14001, a certification that could be extended to other subsidiaries in our Group during 2004.

A risk of accidental pollution cannot be ruled out, even though our operations do not expose us to a significant degree of risk.

Insurance

Given the similarity of our operations in various countries, our strategy is to cover essential risks centrally by worldwide insurance policies obtained by JCDecaux SA from major insurers. This strategy enables us both to obtain a significant level of coverage on the basis of worldwide premium rates, but also to ensure that the degree of coverage applicable to our companies, both in France and elsewhere, is consistent with the potential risks that have been identified.

In this connection, we implemented a worldwide insurance program covering damages and loss of business that may result from an insurable event, covering JCDecaux SA and our principal foreign subsidiaries and by different conditions-different limits coverage for other subsidiaries. This program covers basic risks on advertising structures and industrial assets, as well as resulting loss of business, such coverage including, in particular, losses from natural disasters such as storms, to which we have been exposed in the past, in December 1999.

The Group self-insures in an amount of up to €60,000 per incident for damages to advertising displays, and up to €100,000 for other damages.

In the United States, our structures are covered specifically by local policies.

For civil liability risks in excess of €1,500 per incident, we have implemented a worldwide insurance program covering all French and non-French subsidiaries.

Except for purely local risks, like vehicle insurance, which are provided in each country, our strategy is to cover all other secondary risks by insurance policies subscribed for at the group level and applicable to all companies of our Group.

All of these insurance programs include levels of deductibles which ensure that only non-recurring risks are covered, and levels of coverage that, in light both of our past risk history, in particular the severe storms of 1999 in Europe and the study undertaken of our essential industrial facilities, have the objective of insuring major risks that are exceptional in character.

5. PRINCIPAL SUBSIDIARIES AND AFFILIATES

An organizational chart of our principal subsidiaries and affiliates as of December 31, 2003 is set forth on page 144.

A list of companies controlled by JCDecaux SA is set forth in the Notes to the consolidated financial statements, appearing on page 81. None of such companies owns any equity interest in JCDecaux SA.

JCDecaux SA provides its French and non-French subsidiaries with support in the areas of finance and control, legal and insurance services, management and administration. Such services are compensated for on the basis of a percentage of revenues, when they involve general assistance, and on the basis of keys by type of service actually rendered to such subsidiaries, when they involve pooling of resources. In 2003, JCDecaux SA thus billed its subsidiaries €33.6 million.

JCDecaux SA, in addition, invoices the use by its subsidiaries of intellectual property rights belonging to it. The related invoices amounted to €5.4 million in 2003.

6. RELATIONSHIP WITH JCDECAUX HOLDING

JCDecaux Holding provides JCDecaux SA with services in the areas of designing and implementing strategic plans, alliances, and financing under an Agreement dated January 21, 2000.

In 2003, JCDecaux Holding billed JCDecaux SA €762,245 pursuant to this Agreement. This amount has remained unchanged since 2000.

Simplified organizational chart

as of December 31, 2003



JCDECAUX HOLDING
62,523%
JCDECAUX SA
100%
JCDecaux UK
U.K.
100%
100%
Western europe
SPAIN
PORTUGAL
BELGIUM / LUX.
GERMANY
AUSTRIA
SWITZERLAND
99,85%
JCDecaux Portugal
JCDecaux Belgium Publicité
ACM GmbH
JCDecaux Central Eastern Europ Hold.
Affichage Holding
100%
0,15%
100%
100%
100%
30%
80%
JCDecaux Atlantis
5%
100%
JCDecaux & Sign SA
100%
El Mobiliario Urbano
100%
JCDecaux Luxembourg
100%
JCDecaux Stadtmöblierung GmbH
67%
GEWISTA Werbegesellsch. GmbH
JCDecaux Deutschl. GmbH
100%
50%
Europlakat International Werbe GmbH
50%
DSM Decaux GmbH
50%
100%
ISPA Werbegesellschaft MbH
9,29%
52,03%
WALL AG GmbH
35%
ITALY
100%
20,48%
34,21%
IGP Decaux
11,86%
NETHERLANDS
Klett Decaux GmbH
100%
100%
IGP Decaux Affissioni Spa
JCDecaux Nederland BV
50%
50%
ILG Aussenw. GmbH
JCDecaux Airport España
JCDecaux Airport Portugal
Aeroporti di Roma Advertising Spa
74,5%
Stadtreklame Nürnberg GmbH
35%
100%
85%
Street Furniture
Billboard
Neonlight
Transport
Others
39%
Holding companies
JCDecaux Airport France



FRANCE
JCDecaux Mobilier Urbain
100%
SEMUP
100%
SOPACT
49,8%
SOMUPI
65,99%
100%
JCDecaux Airport France
100%
IRELAND
JCDecaux Ireland Ltd
100%
Eastern Europe
Americas
Asia-Pacific
FINLAND
10,11%
JCDecaux Finland Oy
89,89%
SLOVAKIA
JCDecaux Slovakia SRO
100%
CZECH REP.
JCDecaux Mestsky Mobil. Spol SRO
3,8%
96,2%
HUNGARY
Avenir Budapest Kft
55%
UNITED STATES
JCDecaux Mallscape Llc
100%
SINGAPORE
JCDecaux Singapore Pte Ltd
100%
MACAU
JCDecaux Macao
80%
100%
ISPA Bratislava SRO
100%
Europlakat Spol SRO
67,6%
Europlakat Kft
100%
JCDecaux Airport USA Inc
100%
JCDecaux Asia (S) Pte Ltd
HONK KONG
SWEDEN
JCDecaux Sverige
98,23%
72%
Rencar Praha
JCDecaux Neonlight Budapest Sarl
40%
60%
JCDecaux San Fransisco Llc
100%
JCDecaux Pearl & Dean Ltd HK (Metro-Airports)
100%
CROATIA
THAILAND
Xpomera AB
Europlakat Proreklam d.o.o.
51%
JCDecaux Chicago Llc
100%
JCDecaux Thailand Ltd
49,5%
SOUTH KOREA
50%
NORWAY
JCDecaux Neonlight SRO
100%
BULGARIA
Viacom Decaux Llc
50%
IPDecaux Inc.
BOSNIA
JCDecaux Norge AS
JCDecaux Neonlight Sarl
60%
MALAYSIA
20%
75,38%
4,62%
Europlakat Sarajevo d.o.o.
70%
CANADA
JCDecaux Pearl & Dean Sdn Bhd
100%
AUSTRALIA
100%
DENMARK/ICEL.
Viacom Outdoor JCDecaux Street Furn. Partnership
50%
POLAND
JCDecaux Street Furniture Pty
100%
SERBIA
AFA JCDecaux
50%
BRAZIL
JCDecaux Neonlight Sarl
60%
JAPAN
Europlakat YU
80%
JCDecaux Salvador
99,99%
JCDecaux Australia Pty
BALTIC STATES
Alma Quattro
100%
JCDecaux Airport Polska
60%
ARGENTINA
MCDecaux Inc.
60%
UNICOM
50%
JCDecaux Argentina
99,93%
SLOVENIA
CHILE
Proreklam Europlakat d.o.o.
49%
JCDecaux Chile
0,10%
99,9%

LEGAL INFORMATION

Ordinary and Extraordinary General Meeting of Shareholders May 12, 2004

Agenda

I. ORDINARY SESSION

1) Approval of the corporate financial statements for the fiscal year ended December 31, 2003.
2) Approval of the consolidated financial statements for the fiscal year ended December 31, 2003.
3) Regulated agreements.
4) Allocation of net earnings.
5) Expenses and charges described in Article 39-4 of the French Tax Code.
6) Share repurchase program.
7) Authorization to be granted to the Executive Board to issue bonds or other non-convertible debt instruments.

II. EXTRAORDINARY SESSION

8) Authorization to be granted to the Executive Board to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, subject to preferential subscription rights.
9) Authorization to be granted to the Executive Board to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, without preferential subscription rights.
10) Authorization to be granted to the Executive Board to increase share capital through incorporation of premiums, reserves, profit or other items.
11) Authorization to be granted to the Executive Board to increase share capital by issuing shares reserved for employees.
12) Authorization to be granted to the Executive Board to decrease share capital by cancellation of shares held by the Company.
13) Various modifications of the Articles of Association.
14) Powers.

Explanation of
Proposed Resolutions

ORDINARY SESSION

- *In the first and second resolutions*, we ask you to approve the corporate financial statements and Group consolidated financial statements for the fiscal year ended December 31, 2003, as presented to you.
- *The third resolution* takes note of the fact that no agreement was made with members of the Executive Board or the Supervisory Board, with companies that have officers and/or directors in common with our Company, or with Shareholders that own, directly or indirectly, more than 10% of our share capital, during the fiscal year just ended.
- *The fourth resolution* asks you to allocate the net earnings for the 2003 fiscal year, which were €215,836,943, to retained earnings, which will thus total €534,536,910.
- *The fifth resolution* takes note of the expenses and charges described in Article 39-4 of the French Tax Code.
- *In the sixth resolution*, the Meeting takes note of the fact that the Company did not make use of the authorization received on May 14, 2003 to repurchase our shares, for the purposes, if necessary, of stabilizing the trading price of our shares, to implement share buy-backs for the benefit of employees or officers, to deliver shares as consideration in connection with acquisitions or upon exercise of the conversion rights attached to convertible securities, to maximize the management of the Company's finances and assets, or to maximize net income per share through cancellation of our shares. The sixth resolution also asks you to renew that authority for a period of eighteen months on the following terms and conditions:
  - the total maximum amount of our shares to be bought back may not exceed €439,201,520;
  - the maximum number of shares that we may acquire or hold at any time, pursuant to this resolution, may not exceed 10% of our share capital, which, as of December 31, 2003, and taking into consideration the shares we already hold, amounts to a total maximum of 21,960,076 shares;
  - the maximum purchase price per share shall be €20;
  - the minimum sale price per share shall be €10.

The authority given to the Executive Board includes authority to subdelegate and to execute this decision by placing, in particular, any necessary orders in the securities markets and to make any required statements and complete any required formalities.

- *The seventh resolution* authorizes the Executive Board to issue bonds up to a maximum nominal value of €2.5 billion. This authorization will be given for a period of 26 months.

EXTRAORDINARY SESSION

- *The eighth and ninth resolutions* ask you to give to the Executive Board all powers necessary to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, subject to or without preferential subscription rights.
- *The tenth resolution* authorizes the Executive Board to increase share capital through incorporation of premiums, reserves, profit or other items.

  It is noted that the total maximum nominal value of share capital increases authorized by the eighth, ninth and tenth resolutions may not exceed €2,350,000, or the issuance of more than 156,666,666 shares, which on the basis of a price per share of €16, corresponds to a total maximum capital increase, issue premium included, of €2,506,666,666. These authorizations will be given for a period of 26 months.
- *The eleventh resolution* authorizes the Executive Board to increase share capital by issuing shares reserved for employees, without preferential subscription rights in favor of the employees, in an amount not to exceed a maximum nominal value of €20,000, or the issuance of more than 1,333,333 shares, which on the basis of a price per share of €16, corresponds to a total maximum capital increase, issue premium included, of €21,333,333. This authorization will be given for a period of 26 months.
- *The twelfth resolution* delegates to the Executive Board all powers necessary to decrease the share capital by cancellation of shares held by the Company, within the limits established by the law, and pursuant to the provisions of Articles L.225-209 et seq. of the French Code of Commerce. This authorization will be given for a period of 18 months.
- *The thirteenth resolution* modifies the Articles of Association either to reconcile them with the provisions of the French Financial Security Act of August 1, 2003, or to simplify and/or improve the writing.

Statutory Auditors' Report
on the Consolidated Financial Statements

The following report is a free English translation, for convenience purposes only, of the French language report. Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilised by the statutory auditors in France with respect to financial statements included in a "Document de reference" may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors' report of which a translation for convenience purposes only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

We draw your attention to the new requirement under the August 1, 2003 French financial security act that states that auditors explain their assessments in their reports on the financial statements of all French companies. Such explanations are required for all reports, whether or not qualified.

To the shareholders of JCDecaux S.A.,

In our capacity as Statutory Auditors, appointed by your shareholders' meeting, we hereby report to you on the audit of the accompanying consolidated financial statements of JCDecaux S.A. as of December 31, 2003.

These consolidated financial statements have been approved by the Executive Board. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of JCDecaux S.A. and its consolidated subsidiaries at December 31, 2003, and the results of their operations for the year then ended, in conformity with accounting principles generally accepted in France.

Without qualifying our opinion expressed hereabove, we draw your attention to Note 1.1. to the consolidated financial statements disclosing the change in accounting method regarding the valuation and accounting treatment of pension commitments and other long-term employee benefits in accordance with Recommendation No. 2003-R.01 of the French National Institute of Accountants *(Conseil national de la comptabilité)* dated April 1, 2003.

Justification of our assessments

In accordance with the provisions of Article L.225-235 of the French Code of Commerce relating to the justification of our assessments, which came into effect for the first time this year, we bring to your attention the following matters:

As specified in Note 1.8. to the consolidated financial statements, JCDecaux's Management carries out a valuation of its tangible, intangible fixed assets and goodwill based on the prospects of future profitability.

In compliance with French professional standards applicable to accounting estimates, we analysed the data and assumptions used to make these estimates, notably relating to the calculation of the fair value of these assets to be used as a comparison with their book value. The fair value is assessed for each business segment on the basis, in particular, of cash-flow forecasts prepared by the Group. We have assessed that these estimates are reasonable.

Our assessments on these matters were made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the development of the unqualified audit opinion expressed in the first part of this report.

Specific procedure prescribed by law

We have also reviewed the information contained in the Group Management Report in accordance with professional standards applied in France.

We have nothing to report with respect to its fairness and its consistency with the consolidated financial statements.

March 16, 2004

The Statutory Auditors

Claude Chezaud
FIDUCIAIRE REVISUNION
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
S.A. au capital de €128 400

Gilles Galippe
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry, 92576 Neuilly-Sur-Seine Cedex
S.A.S. à capital de €37 000

Statutory Auditors' Report
on the Corporate Financial Statements

The following report is a free English translation, for convenience purposes only, of the French language report original report. Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilised by the statutory auditors in France with respect to financial statements included in a "Document de reference" may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors' report of which a translation for convenience purposes only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

We draw your attention to the new requirement under the August 1st, 2003 French financial security act that states that auditors explain their assessments in their reports on the financial statements of all French companies. Such explanations are required for all reports, whether or not qualified.

To the shareholders of JCDecaux S.A.,

In our capacity as Statutory Auditors appointed by your shareholders' meeting, we hereby report to you for the financial year ended December 31, 2003, on:

- the audit of the accompanying financial statements of JCDecaux S.A., and,
- the specific procedures and information required by law.

These financial statements have been approved by the Executive Board. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and the results of its operations for the year then ended, in accordance with accounting principles generally accepted in France.

Without qualifying our opinion expressed hereabove, we draw your attention to Note 1.2. to the financial statements disclosing the change in accounting method regarding the valuation and accounting treatment of pension commitments and other long-term employee benefits in accordance with Recommendation No. 2003-R.01 of the French National Institute of Accountants *(Conseil national de la comptabilité)* dated April 1, 2003.

Justification of our assessments

In accordance with the provisions of Article L.225-235 of the French Code of Commerce relating to the justification of our assessments, which came into effect for the first time this year, we bring to your attention the following matters:

As specified in Note 1.3.1.3. to the financial statements, the company's management carries out a valuation of equity investments based on the prospects of future profitability.

In compliance with French professional standards applicable to accounting estimates, we analysed the data and assumptions used to make these estimates, notably relating to the calculation of the fair value of these assets to be used as a comparison with their book value. We have assessed that these estimates are reasonable.

Our assessments on these matters were made in the context of the performance of our audit of the statutory financial statements taken as a whole and therefore contributed to the development of the unqualified audit opinion expressed in the first part of this report.

Specific procedures and information required by law

We have also performed the specific procedures required by law in accordance with the professional standards applied in France.

We have nothing to report with respect to the fairness of the information given in the management report of the Executive Board and in the documents addressed to the shareholders on the financial position and the financial statements or its consistency with those financial statements.

As required by law, we have verified that information on the identity of shareholders or holders of voting rights are disclosed in the management report.

March 16, 2004

The Statutory Auditors

Claude Chezaud
FIDUCIAIRE REVISUNION
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
S.A. au capital de €128 400

Gilles Galippe
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry, 92576 Neuilly-Sur-Seine Cedex
S.A.S. à capital de €37 000

Statutory Auditors' Special Report on Regulated Agreements with Certain Related Parties

The following report is a free English translation of the French language report, for convenience purposes only. It should be understood that the agreements reported on are only those provided by French applicable rules and regulations, and that the report does not apply to related party transactions as described in other accounting standards.

To the Shareholders of the Company JCDecaux S.A.,

In our capacity as Statutory Auditors of your Company, we hereby present you our report on the regulated agreements with certain related parties.

We are not required to search for the existence of such agreements but to inform you, on the basis of the information provided to us, of the essential terms and conditions of those agreements indicated to us, without having to express an opinion on their usefulness or appropriateness. Pursuant to Article 117 of the Decree of March 23, 1967, it is your responsibility to assess the company's interest in entering into these agreements in view of their approval.

We hereby inform you that we have not been advised of any agreement entered into during the year ended December 31, 2003 covered by Article L. 225-86 of the French Code of Commerce.

Furthermore, in accordance with the French Decree of March 23, 1967, we have been advised that the following agreements, approved in prior years, remained effective in the year ended December 31, 2003.

WITH JCDECAUX ARGENTINA

Related party concerned:

JCDecaux S.A. as shareholder of JCDecaux Argentina

Nature and purpose:

Your Supervisory Board meeting held on December 13, 2002, authorized the forgiveness of debt by JCDecaux S.A. in favor of its subsidiary JCDecaux Argentina for an amount of USD 0.9 million.

This forgiveness of debt is subject to return to profit clauses, should the subsidiary's net equity exerced the amount of share capital before December 31, 2007.

Terms:

As of December 31, 2003, the conditions for the effect of the return to profit clauses have not been met.

WITH JCDECAUX STREET FURNITURE (AUSTRALIA)

Related party concerned:

JCDecaux S.A. as shareholder of JCDecaux Street Furniture (Australia)

Nature and purpose:

Your Supervisory Board meeting held on December 13, 2002, authorized the forgiveness of debt by JCDecaux S.A. in favor of its subsidiary JCDecaux Street Furniture (Australia) for an amount of AUD 14 million.

This forgiveness of debt is subject to return to profit clauses, should the subsidiary's net equity exceed the amount of share capital before December 31, 2007.

Terms and conditions:

As of December 31, 2003, the conditions for the effect of the return to profit clauses have not been met.

WITH JCDECAUX AUSTRALIA

Related party concerned:

JCDecaux S.A. as shareholder of JCDecaux Australia

Nature and purpose:

Your Supervisory Board meeting held on December 13th, 2002, authorized the forgiveness of debt by JCDecaux S.A. in favor of its subsidiary JCDecaux Australia for an amount of AUD 2.7 million.

This forgiveness of debt is subject to return to profit clauses, should the subsidiary's net equity exceed the amount of share capital before December 31, 2007.

Terms and conditions:

As of December 31, 2003, the conditions for the effect of the return to profit clauses have not been met.

WITH JCDECAUX NORGE

Related party concerned:

JCDecaux S.A. as shareholder of JCDecaux Norge

Nature and purpose:

Your Supervisory Board meeting held on December 13, 2002, authorized the forgiveness of debt by JCDecaux S.A. in favor of its subsidiary JCDecaux Norge for an amount of €1.3 million.

This forgiveness of debt is subject to return to profit clauses, should the subsidiary's net equity exceed the amount of share capital before December 31, 2007.

Terms and conditions:

As of December 31, 2003, the conditions for the effect of the return to profit clauses have not been met.

WITH JCDECAUX HOLDING

Nature, purpose, and terms and conditions:

Your Supervisory Board meeting held on September 21, 2001, had authorized the Company to pay for any cost charged by BNP Paribas to JCDecaux Holding and linked to the guarantee of the collateral granted by BNP Paribas to JCDecaux S.A. as part of the Gewista acquisition agreement and the establishment of a joint-venture with JCDecaux Central Eastern Europe GmbH. Your Company has recorded a charge of €0.4 Million for such costs from January 1, 2003 to August 11, 2003, the date on which this guarantee expired.

We conducted our work in accordance with the professional standards applied in France. Those standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

March 16, 2004

The Statutory Auditors

Claude Chezaud
FIDUCIAIRE REVISUNION
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
S.A. au capital de €128 400

Gilles Galippe
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry, 92576 Neuilly-Sur-Seine Cedex
S.A.S. à capital de €37 000

Statutory Auditors' report on the report prepared by the Chairman of the Supervisory Board of JCDecaux S.A., describing the internal control procedures relating to the preparation and treatment of the financial and accounting information

The following report is a free English translation for convenience purposes only of the original report in French language, which has been prepared pursuant to the new requirements under the August 1, 2003 French Financial Security law. The procedure and practices utilised by the statutory auditors in France with respect to the report prepared by the President referred to hereabove may differ from these generally accepted and applied by auditors in other countries with respect to internal control.

To the Shareholders of JCDecaux S.A.

In our capacity as Statutory Auditors of JCDecaux S.A., and in accordance with the requirements of the last alinea of Article L. 225-235 of the French Commercial Code, we hereby report to you on the report prepared by the President of your company in accordance with Article L. 225-68 of the French Code of Commerce for the financial year ended December 31, 2003.

Under the responsibility of the Supervisory Board, Management is responsible for defining and implementing appropriate and effective internal control procedures. It is the President's responsibility, in his report, to account for notably on the preparation and organisation of the Supervisory Board's work and on the internal control procedures implemented in the Company.

It is our responsibility to report to you our observations on the information and declarations included in the President's report on the internal control procedures for those relating to the preparation and treatment of financial and accounting information.

In accordance with professional guidelines applicable in France, we have taken note of the objectives and general organization of the internal control, as well as of the internal control procedures relating to the preparation and treatment of the financial and accounting information, as presented in the President's report.

On the basis of the procedures we have performed, we have nothing to report with regard to the information and the declarations concerning the internal control procedures of the Company relating to the preparation and treatment of the financial and accounting information, as included in the report of the President of the Supervisory Board prepared in accordance with the last alinea of Article L. 225-68 of the French Code of Commerce.

March 16, 2004
The Statutory Auditors

Claude Chezaud
FIDUCIAIRE REVISUNION
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
S.A. au capital de €128 400

Gilles Galippe
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry, 92576 Neuilly-Sur-Seine Cedex
S.A.S. à capital de €37 000

Proposed Resolutions

I. ORDINARY SESSION

FIRST RESOLUTION
(Approval of 2003 Corporate Financial Statements)

The Shareholders, after reviewing the Reports of the Executive Board, the Supervisory Board and the Statutory Auditors, hereby resolve to approve such Reports in their entirety, as well as the corporate financial statements for the fiscal year ended December 31, 2003 as presented to them, such accounts showing a profit of €215,836,943.

Consequently, they hereby resolve to approve the transactions reflected in such financial statements and summarized in such Reports.

SECOND RESOLUTION
(Approval of 2003 Consolidated Financial Statements

The Shareholders, after reviewing the Reports of the Executive Board, the Supervisory Board and the Statutory Auditors, hereby resolve to approve such Reports in their entirety, as well as the consolidated financial statements for the fiscal year ended December 31, 2003 as presented to them.

Consequently, they hereby resolve to approve the transactions reflected in such financial statements and summarized in such Reports.

THIRD RESOLUTION
(Regulated Agreements)

The Shareholders, after reviewing the Special Report of the Statutory Auditors on the execution and performance during the 2003 fiscal year of the agreements described in Article L.225-86 of the French Code of Commerce, hereby take note that no such agreements were executed during the 2003 fiscal year.

FOURTH RESOLUTION
(Allocation of earnings)

The Shareholders, after reviewing the Report of the Executive Board, hereby resolve to allocate the earnings for the fiscal year ended December 31, 2003, in the amount of €215,836,943, to retained earnings which will now stand at:

- net income of	€215,836,943
- prior retained earnings of	€318,699,967
Total	€534,536,910

It is noted, as provided by law, that the Company did not distribute any dividends during the past three fiscal years.

FIFTH RESOLUTION
(Expenses and charges described in Article 39-4 of the French Tax Code)

Pursuant to Article 223 quarter of the French Tax Code, the Shareholders take note of the fact that the expenses and charges set forth in Article 39-4 of such Tax Code amounted to €68,180.83 during the fiscal year just ended, and that no tax was incurred as a result of such charges and expenses.

SIXTH RESOLUTION
(Share Buy-Back Program)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to ordinary meetings of shareholders, after reviewing the Report of the Executive Board as well as the Information Memorandum approved by the *Autorité des marchés financiers*:

- hereby declare that the Company did not make use of the authorization it received at the Meeting of Shareholders held on May 14, 2003;
- hereby authorize the Executive Board, as provided under Articles L.225-209 et seq. of the French Code of Commerce, to acquire shares of the Company:

  on one or more occasions, for the purpose (in decreasing order of importance):

  - of proceeding with purchases or sales as a function of market conditions;
  - of stabilizing the share price through systematic trading in the opposite direction to the market;
  - of implementing any stock options plan of the Company in the context of the provisions of Articles L. 225-177 et seq. of the French Code of Commerce;
  - of allocating shares to employees to enable them to participate in the benefits of the Company's expansion or of implementing any company savings plan, under conditions provided for by law, in particular under Article L.443-1 et seq. of the French Labor Code, including within the context of an employee mutual savings plan for retirement;
  - of delivering shares (in exchange, or as consideration, or otherwise) in connection with acquisitions in accordance with stock exchange regulations;
  - of delivering shares upon exercise of rights attached to securities carrying the right through redemption, conversion, exchange, presentation of a coupon or otherwise to acquire shares of the Company, within the limits of stock exchange regulations;

- of implementing a strategy for managing treasury shares which includes the preservation of said shares, their sale and generally their transfer as well as the possibility of canceling all or part of the shares so repurchased, subject to the adoption by the Shareholders of the twelfth resolution hereafter and under the terms and conditions provided therein.

The acquisitions of the Company's shares may involve a number of shares such that:

- the number of shares that the Company acquires during the term of the repurchase program shall not exceed 10% of the shares constituting its share capital, taking into consideration the shares it already has acquired, i.e., 21,960,076 shares as of December 31, 2003;
- the number of shares that the Company owns at any one time shall not exceed 10% of the shares constituting its share capital.

The acquisition, sale, or transfer of the shares may be made at any time (including during a period of a public offering) and by any means, on the market or in private transactions, including through acquisition or sale of blocks (without limiting the portion of the program that may be implemented through such means), or by use of options or other futures financial instruments traded on a regulated market or in private transactions, or through issues of securities carrying the right, through conversion, exchange, redemption, exercise of a coupon, or otherwise, to acquire shares of the Company owned by it.

The maximum purchase price of the shares in connection with this resolution shall be €20 per share (or the equivalent in any other currency on the same date), such price to be applicable only to acquisitions completed from the date of this Meeting of Shareholders.

Consequently, and as an indication, the maximum amount that the Company could pay to acquire its shares would be €439,201,520, corresponding to a maximum price per share of €20 and to a maximum of 21,960,076 shares (subject to necessary adjustments in case of transactions involving the share capital).

In the event of resale on the market, the minimum sale price of the treasury shares acquired in connection with the repurchase program authorized by this Meeting of Shareholders shall be €10 per share (or the equivalent in any other currency on the same date), such price to be applicable only to sales decided on from the date of this Meeting of Shareholders. This price shall apply to shares furnished as a result of the issue, after the date of this Meeting, of securities carrying the right through redemption, conversion, exchange, presentation of a coupon, or otherwise to acquire shares of the Company owned by it. Notwithstanding the foregoing, in the event the mechanisms provided under the third section of Article L.225-209 of the French Code of Commerce should be used, the rules relating to sale price shall be those established by the then-applicable provisions of law. This authorization, as of the date hereof, shall supersede and replace up to the unused portion thereof, if any, of any prior delegation of authority given to the Executive Board to carry out transactions in respect of the Company's shares. This authority is hereby granted for eighteen months from the date hereof.

The Shareholders hereby resolve to delegate to the Executive Board, in the event of change to the par value of the shares, capital increase through incorporation of reserves, awards of shares without consideration, division or amalgamation of shares, distribution of reserves or any other assets, amortization of share capital, or any other transaction relating to shareholders' equity, the power to adjust the purchase and sale price referred to above in order to take into account the objective effect of such transactions on the share's value, through application of a multiplying co-efficient equal to the relation between the number of shares composing the share capital before the transaction and the number after the transaction.

The Shareholders hereby resolve to grant to the Executive Board any and all authority, with the power to subdelegate on the terms and conditions provided by law, to decide and undertake implementation of the authority granted hereby, to specify the terms and conditions thereof, if need be, and determine the implementation methods therefor, with the power to delegate the implementation of the program, on the terms and conditions provided by law, and, among other things, to place any orders on the market, enter into any agreement, for the purpose of maintaining the books and records for purchases and sales of shares, make any filings with the *Autorité des marchés financiers*, complete any formalities, and, in general, do whatever may be necessary.

SEVENTH RESOLUTION

(Authorization to Issue Bonds or Other Non-Convertible Debt Instruments)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to ordinary meetings of shareholders, after reviewing the Report of the Executive Board:

- hereby authorize the Executive Board to issue, on one or more occasions, bonds and equivalent debt instruments both in France and abroad either in euros or in foreign currencies, or in units of account based on several currencies, by public offer or private placement, in the form of traditional bonds or equivalent debt investments that grant identical creditor's rights against the Company in the same issue, notably subordinated or unsubordinated securities with a fixed or unspecified term, bearing or not bearing interest, at a fixed or variable rate, either with or without warrants entitling the holder to the issue, acquisition of, or subscription to bonds or other debt securities, up to a total nominal amount of €2.5 billion or the equivalent in foreign currencies, or in units of account based on several currencies established on the day of the issue decisions; it being specified that this maximum nominal value shall apply to all bonds or debt securities issued directly or as a result of the exercise of warrants but excludes redemption premium(s) where applicable and that negotiable debt instruments, within the definition of Articles L.213-1 through L.213-4 of the French Monetary and Financial

Code are not concerned by this authorization;

- grant to the Executive Board, all powers to set the amounts, forms and periods, rates and conditions of issue, amortization and redemption of securities to be issued, including the terms and conditions of amortization or early redemption with fixed or variable premium or without premium, and to grant guarantees and sureties, if necessary;
- authorize the Executive Board, to provide for the redemption of bonds by offering assets of the Company, if necessary;
- authorize the Executive Board, to determine that the bonds will be subordinated securities that may be perpetual or have a fixed term, or will be indexed bonds or complex bonds within the definition of stock exchange authorities (as a result, for example, of their redemption or remuneration terms or other rights such as indexation or option entitlements); in the case where subordinated securities are issued, to determine with respect to the provisions of Article L.228-97 of the French Code of Commerce their level of subordination;
- as a consequence, grants all powers to the Executive Board, necessary to carry out such borrowing(s) and specifies that the Executive Board will have all rights to determine the features of the bonds and of any warrants attached to the bonds.

This authorization replaces any prior authorization granted to the Executive Board to issue bonds effective from this day and for the value of any unused portion of any prior authorization. It is granted for a period of twenty-six months from this day.

The Executive Board may, in accordance with the law and subject to any terms and conditions that it may determine, sub-delegate to its Chairman or to any of its members the powers granted to it by this resolution, provided that such person reports to it, under conditions set by the Executive Board, regarding the performance of this assignment.

II. EXTRAORDINARY SESSION

EIGHTH RESOLUTION

(Authorization for the Executive Board to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, subject to preferential subscription rights)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, after reviewing the Report of the Executive Board and the Special Report of the Statutory Auditors, and pursuant to the provisions of Article L.225-129-III of the French Code of Commerce, in particular paragraph 3:

1. Delegate to the Executive Board, the powers necessary to increase the share capital, on one or more occasions, in France or abroad, in any proportion and at any time that it may decide, either in euros or in any foreign currencies or units of accounts based on several currencies, by issuing shares or other securities (including independent warrants) issued free or for due consideration, providing access, immediately or over time, at any time or on a fixed date, to the Company's shares (to be issued or currently outstanding) by subscription, conversion, exchange, redemption, presentation of a warrant or otherwise (such securities including, in particular, bonds with equity warrants, convertible bonds and exchangeable bonds referred to and governed by Articles L.225-150 et seq., L.225-161 et seq. and L.225-168 et seq. of the French Code of Commerce, respectively); it being specified that the subscription of shares and other securities may be carried out either in cash, by offset of receivables, or, in full or in part, by incorporation of reserves, profits or premiums, and that issuing preferred shares with or without voting rights or of investment certificates is excluded;
2. Decide to set as follows the limits for the amounts of the authorized issues in the event that the Executive Board should exercise this delegation:
   - the maximum nominal value of the capital increases that may be carried out immediately or over time pursuant to this delegation is set at €2,350,000; it being specified that the maximum total nominal value of capital increases that may be carried out, by virtue of this delegation and those granted pursuant to the ninth and tenth resolutions of this Meeting is set at €2,350,000;
   - to these limits shall be added the nominal value of additional shares, if any, that may be issued in case of new financial transactions, to preserve, in accordance with law, the rights of holders of securities entitled to shares over time;
   - the maximum total nominal value of issues of debt securities that provide access to capital may not exceed €2.5 billion or the equivalent on the date of issuance of this amount in any other currency or units of account based on several currencies, it being specified that (i) this amount is independent of the amount of the bonds and other debt instruments that may be issued pursuant to the seventh resolution of this meeting and (ii) charged to this amount will be the amount of convertible debt instruments that may be issued by virtue of the ninth resolution of this Meeting;
3. Set the term of validity of the delegation of authority that is the subject of this resolution as twenty-six months from the date of this Meeting;
4. In the event that the Executive Board uses this delegation:
   - decide that the issue(s) shall be reserved in preference for shareholders who may subscribe for the new shares or securities as of right in proportion to the number of shares then owned by them;
   - furthermore grant to the Executive Board, the right to create a subscription right for excess amounts;
   - take note and decide, to the extent necessary, that this delegation automatically provides to holders of issued securities a waiver by the shareholders of their preferential subscription rights regarding shares to which the issued securities will give rights immediately or over time;
   - decide to suppress the preferential subscription right of share-

holders to shares issued through conversion of bonds or exercise of stock warrants;

- decide that, in the case of issues of shares or compound securities, if the subscriptions as of right and subscriptions for any excess amount, have not absorbed the aggregate issue, the Executive Board may exercise, under conditions provided for by law and in any such order as it may determine, one or more of the options below:
  - limitation of the issue to the amount of subscriptions, provided that such amount of subscriptions is at least three-quarters of the issue decided upon;
  - free allocation of all or part of the shares or, in case of compound securities, said securities, whose issue has been decided upon but not subscribed;
  - offering to the public, by an offering on a public exchange, of all or part of the shares or, in case of compound securities, said non-subscribed securities, on the French market and/or in another country and/or on the international market;
- decide that the issues of stock warrants of the Company may be carried out either by subscription, or by granting such warrants freely to owners of former shares;
- decide that in case of free grants of stock warrants, the Executive Board will be able to decide that rights for fractional shares will not be negotiable and that the corresponding securities will be sold;

5. Decide that the Executive Board, will have all powers, including the right to sub-delegate its powers under conditions set by law, to implement this delegation, in order, in particular to:

- determine the category of securities to be issued;
- decide upon the amount to be issued, the issue price and the amount of the premium that may be requested upon issue, if any;
- determine the dates and conditions of issue, the nature and features of the securities to be created; to decide, furthermore, in the case of bonds or other debt instruments, whether they shall be subordinated or not (and, if necessary, their level of subordination, in accordance with the provisions of Article L.228-97 of the French Code of Commerce, to set their interest rate (notably at a fixed or variable interest rate, zero coupon or indexed rate), their term (fixed or perpetual) and the other terms and conditions of issue (including whether to grant them guarantees or sureties) and of amortization (including redemption through offering assets of the Company); if necessary, such securities may be associated with warrants providing rights to the granting, acquisition or subscription of bonds or other debt instruments or may take the form of complex bonds as defined by stock exchange authorities (as a result, for example, of their terms of redemption or remuneration or other rights such as indexation or option entitlements); to modify, while such securities remain outstanding, any of the terms and conditions set forth above, in accordance with applicable formalities;
- determine the method of payment for the shares or other securities to be issued immediately or over time;
- set, if necessary, the conditions of exercise of the rights attached to shares or securities to be issued and, in particular, set the date, which may be retroactive, from which the new shares will confer rights, determine the conditions of exercise of the rights, if any, to conversion, exchange, redemption, including by offering assets of the Company such as shares or securities already issued by the Company, as well as any other terms and conditions of completion of the issue;
- set the terms and conditions according to which the Company will have the right to purchase or exchange on the market, at any time or during set periods, the securities issued or to be issued immediately or over time, with a view towards canceling them or not, taking into account all provisions of the law;
- provide, potentially, for the right to suspend the exercise of rights attached to such securities for a maximum period of three months;
- at its sole initiative, allocate the costs of capital increases to the amount of associated premiums and withdraw from such amount the sums necessary to raise the level of the regulatory reserve to one-tenth of the new capital after each capital increase;
- carry out any adjustments necessary in accordance with legal and regulatory provisions in order to compensate for the effect of transactions in the Company's capital, in particular by modifying the par value of the share, increasing the capital through incorporation of reserves, granting shares freely, dividing or grouping securities, distributing reserves or any other assets, amortization of the capital, or any other transaction relating to the equity capital, and set the terms and conditions according to which the rights of holders of securities providing access to the capital over time will be preserved, as the case may be;
- declare the completion of each capital increase and amend the articles of association accordingly;
- generally, enter into all agreements, in particular for the successful completion of the contemplated issues, take all measures and perform all formalities necessary for the issue, listing and financing of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto;

6. Take note that this delegation of authority replaces any prior delegation of authority relating to issuing securities providing access, immediately or over time, to a portion of the Company's share capital, with preferential subscription right, effective from this day and for the value of any unused portion of any prior delegation;
7. Take note of the fact that, in the event that the Executive Board should use the delegation granted to it in this resolution, the Executive Board shall report to the next Ordinary General Meeting, pursuant to Article L.225-129-V, paragraph 3, of the French Code of Commerce, the use it has made of the authorizations granted in this resolution.

NINTH RESOLUTION

(Authorization for the Executive Board to increase share capital by issuing shares and/or other securities convertible, immediately or over time, into the Company's shares, without preferential subscription rights)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, after reviewing the Report of the Executive Board and the Special Report of the Statutory Auditors, and pursuant to the provisions of Article L.225-129-III of the French Code of Commerce, in particular paragraph 3, as well as Article L.225-148 of said Code:

1. Delegate to the Executive Board, the powers necessary to increase the share capital, on one or more occasions, in any proportion and at any time that it may decide, in the French and/or foreign markets, through public offer, either in euros or in any foreign currencies or units of accounts based on several currencies, by issuing shares or other securities (including independent warrants) issued free or for due consideration, providing access, immediately or over time, at any time or on a fixed date, to the Company's shares (to be issued or currently outstanding) by subscription, conversion, exchange, redemption, presentation of a warrant or otherwise (such securities including, in particular, bonds with equity warrants, convertible bonds and exchangeable bonds referred to and governed by Articles L.225-150 et seq., L.225-161 et seq. and L.225-168 et seq. of the French Code of Commerce, respectively); it being specified that the subscription of shares and other securities may be carried out either in cash, by offset of receivables, or, in full or in part, by incorporation of reserves, profits or premiums, and that issuing preferred shares with or without voting rights or of investment certificates is excluded. These securities may, in particular, be issued to provide compensation for securities contributed to the Company, in the context of an exchange offer in France or abroad according to local rules (for example in the context of an Anglo-Saxon "reverse merger") for securities meeting the conditions set by Article L.225-148 of the French Code of Commerce;
2. Delegate to the Executive Board, the powers necessary to issue, in addition to the issues that might be carried out pursuant to this delegation, shares or securities representing a portion of the Company's capital to be issued following an issue by companies in which the Company directly or indirectly holds more than half of the share capital, with the consent of the latter:
   - bonds issued by the Company's subsidiaries with warrants for the shares of the Company; or
   - any other securities issued by the Company's subsidiaries that provide a right through conversion, exchange, redemption, presentation of a warrant or otherwise, to the granting at any time or on a fixed date, of securities that will be issued for such purpose, or are already issued, representing a portion of the Company 's capital.

   This decision automatically provides, in favor of holders of securities that may be issued by the Company's subsidiaries, a waiver by the Company's shareholders of their preferential subscription rights to shares or securities to which those securities issued by the Company's subsidiaries grant rights.

   Issuing shares or warrants and securities representing a portion of the Company's capital under the transactions referred to in this paragraph 2 may not in any event, without taking into account the adjustments to be made in accordance with law, result in increasing the nominal capital of the Company by more than €937,500, or of the equivalent of such amount on the date of issuance, which will be imputed to the total limitation set forth below for capital increases that may be made pursuant to this delegation;
3. Decide to set as follows the limits for the amounts of the authorized issues in the event that the Executive Board should exercise this delegation:
   - the maximum nominal value of the capital increases that may be carried out immediately or over time pursuant to this delegation is set at €2,350,000; it being specified that the maximum total nominal value of capital increases that may be carried out, by virtue of this delegation and those granted pursuant to the eighth and tenth resolutions of this Meeting is set at €2,350,000;
   - to these limits shall be added the nominal value of additional shares, if any, that may be issued in case of new financial transactions, to preserve, in accordance with law, the rights of holders of securities entitled to shares over time;
   - the maximum total nominal value of issues of debt securities that provide access to capital may not exceed €2.5 billion or the equivalent on the date of issuance of this amount in any other currency or units of account based on several currencies, it being specified that (i) this amount is independent of the amount of the bonds and other debt instruments that may be issued pursuant to the seventh resolution of this meeting and (ii) charged to this amount will be the amount of convertible debt instruments that may be issued by virtue of the eighth resolution of this Meeting;
4. Set the term of validity of the delegation of authority that is the subject of this resolution as twenty-six months from the date of this Meeting;
5. Decide to suppress the preferential subscription right of shareholders to securities that are the subject of this resolution, but decides to allow the Executive Board, to grant to shareholders, for any period and according to any conditions it may decide, for all or part of an issue, a subscription priority that does not create negotiable rights and that must be exercised in proportion to the number of shares owned by each shareholder and that may be supplemented by a subscription for any remaining shares not subscribed to as of right, it being specified that the securities not subscribed to as of right shall be subject to a public placement in France and/or in another country and/or on the international market;

6. Decide that if the subscriptions, including those of any shareholders, do not absorb the aggregate issue, the Executive Board may restrict the amount of the transaction to the amount of subscriptions received, provided that such amount is at least three-quarters of the issue decided upon;
7. Take note and decide, to the extent necessary, that this delegation automatically provides to holders of issued securities an express waiver by the shareholders of their preferential subscription right regarding securities to which the issued securities would give rights;
8. Decide to suppress the preferential subscription right of shareholders to shares issued through conversion of bonds or by exercise of independent warrants;
9. Decide, in accordance with Article L.225-136, 2° of the French Code of Commerce that:
   - the issue price for directly issued shares shall be at least equal to the average of the opening prices for the existing shares on the *Premier marché* of Euronext Paris for ten consecutive days selected amongst the twenty trading days preceding the date of the issue, after adjustment of such average, if necessary, in case of a difference between the dates on which the shares provide rights;
   - the issue price for securities (including independent warrants) other than shares, shall be the amount immediately received by the Company increased, if necessary, by any amount likely to be received by it at a later date, or, for each share issued as a result of issuing such other securities, at least equal to the average of the corrected market prices defined in the previous paragraph;
   - the conversion, redemption or, generally, the transformation into shares of each convertible, redeemable or otherwise transformable bond shall be made, taking into account the par value of the bond, for a number of shares such that the amount received by the Company for each share, shall be at least equal to the average of the corrected market prices defined in the first paragraph of this paragraph 9;
   - in the event that Article L.225-136, 2° of the French Code of Commerce should be modified, the above provisions would be deemed cancelled and replaced by the new legal provisions applicable;
10. Decide that the Executive Board, will have all powers, including the right to sub-delegate its powers under conditions set by law, to implement this delegation, in order, in particular to:
   - determine the category of securities to be issued;
   - decide upon the amount to be issued, the issue price and the amount of the premium that may be requested upon issue, if any;
   - determine the dates and conditions of issue, the nature and features of the securities to be created; to decide, furthermore, in the case of bonds or other debt instruments, whether they shall be subordinated or not (and, if necessary, their level of subordination, in accordance with the provisions of Article L.228-97 of the French Code of Commerce, to set their interest rate (notably at a fixed or variable interest rate, zero coupon or indexed rate), their term (fixed or perpetual) and the other terms and conditions of issue (including whether to grant them guarantees or sureties) and of amortization (including redemption through offering assets of the Company); if necessary, such securities may be associated with warrants providing rights to the granting, acquisition or subscription of bonds or other debt instruments or may take the form of complex bonds as defined by stock exchange authorities (as a result, for example, of their terms of redemption or remuneration or other rights such as indexation or option entitlements); to modify, while such securities remain outstanding, any of the terms and conditions set forth above, in accordance with applicable formalities;
   - determine the method of payment for the shares or other securities to be issued immediately or over time;
   - set, if necessary, the conditions of exercise of the rights attached to shares or securities to be issued and, in particular, set the date, which may be retroactive, from which the new shares will confer rights, determine the conditions of exercise of the rights, if any, to conversion, exchange, redemption, including by offering assets of the Company such as shares or securities already issued by the Company, as well as any other terms and conditions of completion of the issue;
   - set the terms and conditions according to which the Company will have the right to purchase or exchange on the market, at any time or during set periods, the securities issued or to be issued immediately or over time, with a view towards cancelling them or not, taking into account all provisions of the law;
   - provide, potentially, for the right to suspend the exercise of rights attached to such securities for a maximum period of three months;
   - in particular, where issuing securities to provide compensation for securities contributed to the Company in the context of a public exchange offer (*offre publique d'échange*, or "OPE"), establish the list of securities contributed to the exchange, set the conditions of the issue, the exchange ratio and the cash portion of the consideration and establish the terms and conditions of the issue, whether in the context of an OPE, an alternative purchase offer or exchange offer, a sole offer proposing the purchase or exchange of securities concerned in return for a payment in securities and cash, a tender offer *(offre publique d'achat* or "OPA") or a principal exchange offer associated with a supplementary OPE or OPA, or any other form of public offer in accordance with the laws and regulations applicable to such offer;
   - at its sole initiative, allocate the costs of capital increases to the amount of associated premiums and withdraw from such amount the sums necessary to raise the level of the regulatory reserve to one-tenth of the new capital after each capital increase;

- carry out any adjustments necessary in accordance with legal and regulatory provisions in order to compensate for the effect of transactions in the Company's capital, in particular by modifying the par value of the share, increasing the capital through incorporation of reserves, granting shares freely, dividing or grouping securities, distributing reserves or any other assets, amortization of the capital, or any other transaction relating to the equity capital, and set the terms and conditions according to which the rights of holders of securities providing access to the capital over time will be preserved, as the case may be;
- declare the completion of each capital increase and amend the articles of association accordingly;
- generally, enter into all agreements, in particular for the successful completion of the contemplated issues, take all measures and perform all formalities necessary for the issue, listing and financing of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto;

11. Take note that this delegation of authority replaces any prior delegation of authority relating to issuing securities providing access, immediately or over time, to a portion of the Company's share capital, without preferential subscription right, effective from this day and for the value of any unused portion of any prior delegation;
12. Take note of the fact that, in the event that the Executive Board should use the delegation granted to it in this resolution, the Executive Board shall report to the next ordinary general meeting, pursuant to Article L.225-129-V, paragraph 3, of the French Code of Commerce, the use it has made of the authorizations granted in this resolution.

TENTH RESOLUTION

(Authorization for the Executive Board to increase share capital through incorporation of premiums, reserves, profit or other items)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, after reviewing the Report of the Executive Board, and pursuant to the provisions of Article L.225-129-II of the French Code of Commerce:

1. Grant to the Executive Board, all powers to increase the share capital on one or more occasions, in any proportion and at any time that it may consider appropriate, through incorporation of premiums, reserves, profits or other amounts that may be capitalized under the law and the Articles of Association, by granting free shares or increasing the par value of existing shares or by using both of these methods together. The maximum nominal value of the capital increases that may be carried out shall not exceed €2,350,000, it being specified that the maximum total nominal value of capital increases that may be carried out, by virtue of this delegation and those granted pursuant to the eighth and ninth resolutions of this Meeting is set at €2,350,000;
2. If the Executive Board should make use of this delegation of powers, it shall have all powers, with the option of sub-delegating its powers under the conditions set by law, to implement this delegation, and in particular to:
   - determine the amount and nature of the sums to be incorporated into the capital, set the number of new shares to be issued and/or the amount by which the par value of the existing shares that form the share capital shall be increased, set the date, which may be retroactive, from which the new shares shall confer rights or the date on which the increase in the par value will be effective;
   - decide, in case of distributions of free shares:
     - that as an exemption to the provisions of Article L. 225-149 of the French Code of Commerce, fractional rights shall not be negotiable and that the corresponding shares shall be sold; the amounts received in the sale to be allocated to holders of rights no later than thirty days following the date of registration in their account of the full number of shares granted;
     - to make any adjustments required in accordance with the legal and regulatory provisions;
     - to declare the completion of each capital increase and to perform any related modifications of the Articles of Association;
     - generally, to enter into all agreements, take all measures and perform all formalities necessary for the issue, listing and financing of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto;
3. This authorization replaces any prior authorization granted to the Executive Board to carry out capital increases through incorporation of premiums, reserves, profits or other items, effective from this day and for the value of any unused portion of any prior delegation. It is granted for a period of twenty-six months from this day.

ELEVENTH RESOLUTION

(Authorization for the Executive Board to increase share capital by issuing shares reserved for employees without preferential subscription rights in favor of the employees)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, after reviewing the Report of the Executive Board and the Special Report of the Statutory Auditors, and pursuant on the one hand to the provisions of Articles L. 225-129 VII and L.225-138 of the French Code of Commerce, and on the other hand to the provisions of Articles L.443-1 et seq. of the French Labor Code:

1. Grant to the Executive Board, the powers necessary to increase share capital, on one or more occasions, by a maximum nominal value of €20,000, by issuing shares or other securities providing access to the Company's capital reserved for employees of the Company or of French or foreign companies affiliated with the Company under law, from the time that such employees

become members of a company savings plan or a voluntary employee mutual savings plan that may be put in place through the application of Article L.443-1-2 of the French Labor Code;

2. set at twenty-six months, from the date of this Meeting, the term of validity of the authorization that is the subject of the present resolution;
3. decide that the issue price of the new shares may neither be greater than the average of the opening prices of the Company's share on the *Premier marché* of Euronext Paris during the twenty trading sessions preceding the day of the decision setting the opening date for subscriptions, nor less than 80% of such average for members of a company savings plan, or instead not less than 70% of such average when the period of unavailability provided for by such plan in application of Article L. 443-6 of the French Labor Code is greater than or equal to ten years;
4. decide to suppress the shareholders' preferential subscription right to shares that are issued pursuant to this authorization in favor of the beneficiaries indicated above, and to waive any right to the shares or other securities granted for no consideration pursuant to this resolution;
5. decide that the Executive Board shall have all powers to implement this delegation, with the option to sub-delegate these powers under the conditions set by law, within the limitations and subject to the conditions specified above, and in particular, to:
   - determine under the conditions set by law the list of companies whose employees shall be able to subscribe for issued shares;
   - determine the precise list of beneficiaries, the number of shares to allocate to each of them and the price of the issuance;
   - decide that the subscriptions may be carried out directly or through mutual funds or other structures or entities permitted under applicable laws and regulations;
   - determine the conditions, notably regarding seniority, that beneficiaries of capital increases must satisfy;
   - set the opening and closing dates for subscriptions;
   - determine the value of issuances that will be realized as a result of this authorization and the terms of the securities to be issued, in particular the issue prices, dates, periods, terms and conditions of subscription, payment, delivery and rights of the securities (including retroactive), taking into account applicable legal and regulatory restrictions;
   - in the case of a grant of shares or other securities providing access to the capital for no consideration, to determine the number of shares or other securities to be granted, the number to be allocated to each beneficiary, and set the dates, periods, terms and conditions of the grant of such shares or other securities within the applicable legal and regulatory restrictions and, in particular, to choose either to fully or partially substitute the granting of such shares or securities for the maximum discounts provided for above for the determination of the issuance price, or to allocate the counter-value of such shares and securities for the total amount of the allocation, or to combine both possibilities;
   - declare the completion of each capital increase up to the amount of the shares that are actually subscribed pursuant to this authorization or decide to increase the amount of such capital increases so that the entirety of subscriptions received may be serviced and proceed to modify the Articles of Association accordingly;
   - if necessary, allocate the costs of capital increases to the amount of premiums related thereto and withdraw from such amount the sums necessary to raise the level of the legal reserve to one-tenth of the new capital after each capital increase;
   - generally, enter into all agreements, in particular for the successful completion of the contemplated transactions, take all measures and perform all formalities necessary for the issue, listing and financial payment of the securities issued pursuant to this delegation as well as the exercise of rights attached thereto;
6. decide that this authorization replaces any prior authorization granted to the Executive Board to increase share capital by issuing shares reserved for members of savings plans, without preferential subscription rights in favor of such members, effective from this day and for the value of any unused portion of any prior delegation.

TWELFTH RESOLUTION

(Authorization for the Executive Board to decrease share capital by cancellation of shares held by the Company)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, after reviewing the Report of the Executive Board and the Special Report of the Statutory Auditors, hereby authorize the Executive Board to decrease the share capital, on one or more occasions, in any proportion and at any time that it may decide, by cancellation of any quantity of shares held by the Company that it may decide within the limits established by the law, pursuant to the provisions of Articles L.225-209 et seq. of the French Code of Commerce.

The maximum number of shares that may be cancelled by the Company pursuant to this authorization, during a period of twenty-four months, is ten percent (10%) of the shares forming the Company's capital; it being recalled that this limitation shall apply to the Company's capital as adjusted, if necessary, to reflect transactions affecting the share capital subsequent to this Meeting.

This authorization replaces any prior authorization granted to the Executive Board to decrease the Company's share capital through cancellation of treasury shares, effective from this day and for the value of any unused portion of any prior authorization. It is granted for a period of eighteen months from this day.

The Shareholders grant all powers to the Executive Board, with an option to sub-delegate, to carry out the operation(s) of cancellation and decrease of capital that may be carried out pursuant to this authorization, and consequently to modify the Articles of Association and to perform all formalities.

THIRTEENTH RESOLUTION

(Modifications to the Articles of Association)

The Shareholders, acting pursuant to the quorum and majority requirements applicable to extraordinary meetings of shareholders, after reviewing the Report of the Executive Board, decide to modify as follows:

1) Articles 9 and 21 of the Articles of Association, to bring them into compliance with the requirements of the Financial Security Law (Loi de Sécurité Financière No. 2003-706) dated August 1, 2003:

"Article 9 – Form of Shares

1) Identification of shareholders": *the fourth paragraph shall henceforth read as follows:*

"For the purpose of identifying the owners of shares in bearer form, the Company, at any time, may request from ***the central deposit agent for financial instruments***, the name or denomination, nationality, date of birth or formation and address, as the case may be, of the owners of shares carrying, immediately or in due course, the right to vote at its meetings, as well as the number of shares owned by each one of them and the restrictions, if any, which may apply to the shares."

"2) Crossing thresholds": *this paragraph shall be replaced by the following:*

"In addition to the statements regarding the crossing of thresholds expressly provided under Article L.233-7, paragraphs 1 and 2 of the French Code of Commerce, any individual or entity, acting alone or in concert with others, who should own, directly or indirectly, through one or more companies that it controls within the meaning of Article L.233-3 of the French Code of Commerce, a number of shares representing a proportion of the share capital social or voting rights equal to or greater than 2% of the share capital, and then in respect of any additional amount of 1% of the share capital, including over and above the disclosure thresholds provided by law, shall inform the Company, by registered mail, return receipt requested within five trading days of crossing such threshold, of the total number of shares and voting rights that it owns, as well as of securities carrying the right to acquire shares and voting rights that may be attached thereto.

The intermediary registered as the owner of the shares in accordance with the 3rd paragraph of Article L.228-1 of the French Code of Commerce, shall be required, without prejudice to the obligations of the owners of the shares, to make the statements contemplated in this Article for all shares of the Company with respect to which it is registered, ***except when they belong to non-residents***. Violation of the obligations set forth in this section shall be penalized as provided in Article L.228-3-3 of the French Code of Commerce.

"The requirement to inform the Company shall also apply, when the shareholder's interest in respect of the share capital or voting rights becomes less than each of the thresholds set forth above."

The final paragraph shall remain unchanged.

"Article 21 – Regulated Agreements with certain Related Parties"

The 1st and 6th paragraphs shall be amended to read as follows:

"Any agreement made, directly or indirectly through a third party, between the Company and one of the members of the Executive Board or the Supervisory Board, a shareholder owning a portion of voting rights greater than ***10%*** or, if it involves a company that is a shareholder, the company controlling it within the meaning of Article L.233-3 of the Code of Commerce, shall be submitted to the Supervisory Board for its prior approval."

"The foregoing provisions shall not apply to agreements involving operating transactions in the normal course of business and made on normal business terms and conditions. Such agreements, however, ***with the exception of those that, because of their subject matter or their financial implications, are not material for any of the parties***, shall be disclosed by the interested party to the Chairman of the Supervisory Board. A list thereof and of their subject matter shall be provided by the Chairman to the members of the Supervisory Board and the Statutory Auditors. Any shareholder shall have the right to request disclosure thereof."

The remainder of this Article shall remain unchanged.

2) Articles 6, 7, 13 and 15 of the Articles, so as to simplify them and/or clarify the terms thereof:

"Article 6 – Share Capital"

Paragraphs 1 to 4 shall be deleted. Article 6 shall henceforth read as follows:

"The share capital shall be THREE MILLION THREE HUNDRED SEVENTY-EIGHT THOUSAND TWO HUNDRED EIGHTY-FOUR EUROS AND TWENTY-SEVEN CENTS (€3,378,284.27) divided into TWO HUNDRED TWENTY-ONE MILLION SIX HUNDRED THOUSAND SEVEN HUNDRED SIXTY (221,600,760) shares of the same class and fully paid."

"Article 7 – Payment of Shares

Any subscription to acquire shares for cash shall be accompanied by the payment of at least one-quarter of the par value of the shares subscribed and the total amount of any issue premium. The balance shall be payable on one or more occasions, at times and in the proportions that shall be decided by the Executive Board, ***as provided by law***. Capital calls shall be notified to the shareholders at least fifteen days prior to the time fixed for each payment, either by registered letter, return receipt requested, or by notice inserted in a newspaper for legal notices of the place where the registered office is located."

The second paragraph shall remain unchanged.

"Article 13 – Term of Office of Members of the Executive Board – Compensation"

The 1st paragraph thereof is hereby amended as follows:

"The Executive Board shall be appointed for a term of 3 years. ***The responsibilities of the members thereof shall terminate upon the close of the Meeting of Shareholders that considers the financial statements for the fiscal year just ended and held in the year in which such responsibilities are due to expire***. In the event of vacancy through death, resignation or removal, the Supervisory Board shall be required to fill such vacancy within two months of the occurrence thereof, for the time remaining until the re-appointment of the Executive Board."

The remainder of this Article shall be unchanged.

"Article 15 – Powers and Responsibilities of the Executive Board

1.The Executive Board shall have the broadest authority with respect to third parties to act in all circumstances on behalf of the Company, subject to the powers expressly reserved to the Shareholders and the Supervisory Board ***by law*** and these Articles of Association, including, but not limited to, with respect to the transactions described in paragraphs 4 and 5 of this Article and Article 19 hereafter. The Executive Board shall have the power to delegate its authority to the extent it deems appropriate."

The remainder of this Article shall be unchanged.

FOURTEENTH RESOLUTION

(Authority with respect to formalities)

The Shareholders hereby resolve to authorize the bearer of copies or excerpts hereof to make any statements and complete any necessary legal, filing, publication or other formalities.

Parties responsible for the document
and for the audit of the financial statements

PERSON RESPONSIBLE FOR THE *DOCUMENT DE RÉFÉRENCE*

Mr. Jean-François Decaux,
Chairman of the Executive Board of JCDecaux SA.

Certificate of Person Responsible for the *Document de Référence*

"To our knowledge, the information in this Annual Report is accurate; it includes all information necessary for investors to assess the assets, business, financial condition, results of operations, and prospects of JCDecaux SA; this information does not contain any material errors or omissions."

Jean-François Decaux
Chairman of the Executive Board

FINANCIAL STATEMENTS AUDITORS

PRINCIPAL STATUTORY AUDITORS

Barbier Frinault & Autres
Ernst & Young
41, rue Ybry
92200 Neuilly-sur-Seine

represented by Mr. Gilles Galippe,

appointed on June 20, 2000, and whose appointment will expire at the Meeting of Shareholders called to approve the financial statements for the fiscal year ending December 31, 2005.

Fiduciaire Révisunion
169, boulevard Malesherbes
75017 Paris

represented by Mr. Claude Chezaud,

appointed on April 25, 1980, and whose appointment was renewed on June 20, 2000, and will expire at the Meeting of Shareholders called to approve the financial statements for the fiscal year ending December 31, 2005.

ALTERNATE STATUTORY AUDITORS

Mr. Christian Thelier
141, avenue de Wagram
75017 Paris

appointed on May 23, 2002, and whose appointment will expire at the Meeting of Shareholders called to approve the financial statements for the fiscal year ending December 31, 2005.

Mr. Maxime Petiet
41, rue Ybry
92200 Neuilly-sur-Seine

appointed on June 20, 2000, and whose appointment will expire at the Meeting of Shareholders called to approve the financial statements for the fiscal year ending December 31, 2005.

INVESTOR INFORMATION

Cécile Prévot
Manager - Investor Relations
and Financial Communications
Telephone: 01.30.79.44.86
Facsimile: 01.30.79.77.91

Statutory Auditors' Attestation
on the "Document de Référence"

The following attestation is a free English translation, for convenience purposes only, of the French language original attestation. Accounting principles and auditing standards and their application in practice vary among countries. The financial statements referred to in this attestation are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to financial statements included in a Document de référence may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and this attestation of which a translation for convenience purposes only is presented in this Document de référence are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

In our capacity as Statutory Auditors of JCDecaux S.A. and as required by rule COB 98-01, we have examined in accordance with the professional standards applied in France, the information relating to the financial position and the historical financial statements included in this *Document de référence*.

This *Document de référence* is the responsibility of the President of the Executive Board of JCDecaux S.A. Our responsibility is to report on the fairness of the information contained in this *Document de référence* with respect to the financial position and financial statements.

We conducted our review in accordance with the professional standards applied in France. Those standards require that we assess the fairness of the information on the financial position and financial statements and their consistency with the audited financial statements. These procedures also include reading the other information contained in the *Document de référence* in order to identify any material inconsistency with the information in respect of the financial position and financial statements and reporting any obviously incorrect information that came to our attention based on our general knowledge of the Company, as acquired during our audit. This *Document de référence* does not include forward looking information resulting from a structured elaboration process.

We performed an audit both of the financial statements and of the consolidated financial statements of the Company for the years ended December 31, 2001, 2002 and 2003, as approved by the Executive Board, in accordance with the professional standards applied in France. We expressed an unqualified opinion on these financial statements and consolidated financial statements.

Our reports in 2002 on the financial statements and on the consolidated financial statements included an emphasis of matter concerning to the first time application as of January 1, 2002 of Rule No. 2000-06 of the French Accounting Regulations Committee *(Comité de la Réglementation Comptable)* relating to liabilities and the fact that it had no material impact on the financial statements and on the and consolidated financial statements.

Our reports in 2003 on the financial statements and on the consolidated financial statements included an emphasis of matter concerning to the change in accounting method regarding the valuation and accounting treatment of pension commitments and other long-term employee benefits in accordance with Recommendation No. 2003-R.01 of the French National Institute of Accountants *(Conseil national de la comptabilité)* dated April 1, 2003.

In accordance with the provisions of Article L.225-235 of the French Code of Commerce, which came into effect for the first time this year, we mentioned in our reports on the financial statements and on the consolidated financial statements the justification of the following assessments, which contributed to the development of the audit opinion on the financial statements and on the consolidated financial statements taken as a whole:

With respect to the annual financial statements

As specified in note 1.3.1.3. to the financial statements, the Company's management carries out a valuation of equity investments based on the prospects of future profitability.

In compliance with the French professional standards applicable to accounting estimates, we analysed the data and assumptions used to make these estimates, notably relating to the calculation of the fair value of these assets to be used as a comparison with their book value. We have assessed that these estimates are reasonable.

Our assessments on these matters were made in the context of the performance of our audit of the financial statements taken as a whole and therefore contributed to the development of the unqualified audit opinion on the financial statements.

With respect to the consolidated financial statements

As specified in note 1.8. to the consolidated financial statements, the Company's management carries out a valuation of its tangible, intangible fixed assets and goodwill based on the prospects of future profitability.

In compliance with French professional standards applicable to accounting estimates, we analysed the data and assumptions used to make these estimates, notably relating to the calculation of the fair value of these assets to be used as a comparison with their book value. The fair value is assessed for each business segment on the basis, in particular, of cash-flow forecasts prepared by the Group. We have assessed that these estimates are reasonable.

Our assessments on these matters were made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the development of the unqualified audit opinion on the consolidated financial statements.

Based on the procedures described above, we have nothing to report with respect to the fairness of the information relating to the financial position and to the historical financial statements presented in this *Document de référence*.

April 15, 2004

The Statutory Auditors

Claude Chezaud
FIDUCIAIRE REVISUNION
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes
75017 Paris
S.A. au capital de €128 400

Gilles Galippe
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles
41, rue Ybry, 92576 Neuilly-Sur-Seine Cedex
S.A.S. à capital de €37 000

Information annex:
This annual report contains on page 154 the statutory auditors' report prepared in accordance with the last alinea of Article L. 225-235 of the French Code of Commerce, on the report prepared by the Chairman of the Supervisory Board of JCDecaux SA, describing the internal control procedures relating to the preparation and treatment of the financial and accounting information.

This document was produced by JCDecaux's Corporate Finance Division
Investor Relations and Financial Communications

JCDecaux
17, rue Soyer
92200 Neuilly-sur-Seine
Tél. : +33(0) 1 30 79 79 79
www.jcdecaux.fr

Designed and produced by: Young & Rubicam Publishing
Cover: Per Arnoldi.

JCDecaux

showcasing the world


LEIPZIG
OSLO
TURIN
COLOGNE
MARSEILLE
AMSTERDAM
LYON
HELSINKI
BANGKOK
LISBON
SINGAPORE
MILAN
VALENCIA
DRESDEN
MUNICH
SEOUL
MADRID

2003 ACTIVITY REPORT

JCDecaux

964 *showcasing the world* 2004


spress yourself.
LAVAZZA

[illegible]

advertising market

Three main segments

Outdoor advertising consists of three principal activities: advertising on billboards ("Billboard"), advertising on and in public transport systems ("Transport"), and advertising on street furniture ("Street Furniture"). Billboard is the most traditional segment and continues to be the most utilized form of outdoor advertising. Advertising on street furniture (bus shelters, freestanding information panels, and multi-service columns) is the newest activity, it is also the fastest growing. Transport consists of advertising in or on buses or metro cars, inside bus, metro, and railway stations, and inside airports. Other outdoor advertising activities, such as advertising on shopping trolleys, are grouped together as "ambient media".

Growth outstripping that of the advertising market

Outdoor advertising is growing its share of the global advertising market, which includes other media such as broadcast and cable television, radio, newspapers, magazines, cinema, and the Internet. In 2003, outdoor advertising spending worldwide was an estimated €17 billion, representing approximately 5.3% of the worldwide total of €321 billion.

The outdoor advertising market grew by an average annual rate of [illegible]% until 1999 while the overall advertising market grew by an average of only 4% during the same period. With an average annual growth rate of 0.7% since 2000, outdoor advertising has grown [illegible] than other media, which declined at an average annual rate [illegible] during the period. From 2003 to 2006, ZenithOptimedia [illegible]stimates that outdoor advertising growth will be affected by rela-[illegible] weak growth in the Asia-Pacific region. During the same [illegible]eriod, the annual average growth rate of outdoor advertising in [illegible]orth America is expected to be 5% against 4.5% for the advertis-[illegible] market as a whole. In Europe, the annual rate of growth of [illegible] advertising should amount to 4.2% against 3.9% for the [illegible] advertising sector. (Source: ZenithOptimedia – December 2003)

BREAKDOWN OF THE PRINCIPAL ADVERTISING MEDIA (2003)

- Outdoor advertising
- TV
- Press
- Radio
- Internet
- Cinema



0.4%
6.3%
5.3%
9.4%
38.2%
43.4%

Around 321 billion euros

WORLDWIDE OUTDOOR ADVERTISING MARKET (2003)

- Billboard advertising
- Transport advertising
- Street Furniture
- Ambient media



6%
18%
50%
26%

Around 17 billion euros

JCDecaux: a brief history

1964 – 2004: 40 years of innovation and international expansion

1964

Jean-Claude Decaux invents the concept of "street furniture" which combines public service with advertising. Lyon is the first French city of more than 100,000 inhabitants to receive bus shelters free of charge.

The 1970s

Having established a strong position in France, JCDecaux starts operations in Belgium and, subsequently, in Portugal.

1972 Creation of the first city information panels (CIP). JCDecaux wins the street furniture contract for the city of Paris.

1973 Launch of short-term, 7-day advertising campaigns and introduction of backlit advertising panels.

1979 Start of the network sales.

The 1980s

The Group continues its expansion in Europe, focusing on its operations in Germany and Holland.

1980 Installation of the first automatic public toilets in Paris.

1981 Development in France of the first electronic information boards.

1982 Success in winning the street furniture contract for Hamburg.

1988 Birth of the 'Senior' range, the first larger format 8m² scrolling advertising panel.

The 1990s

JCDecaux establishes a presence on four continents, Europe, North and South America, and the Asia-Pacific region.

1990 Success in winning the street furniture contract for Manchester.

1992 Already owner of the "Morris column" concept, JCDecaux launches a range of innovative multi-service columns.

1994 JCDecaux creates the first universally accessible public toilets and installs the first model in San Francisco, and also wins the street furniture concessions for Madrid and Prague.

1997 JCDecaux invents "Infobus®", a system providing passengers with real-time information about bus waiting times. First installed in Australia after winning the street furniture contract for Sydney.

1999 JCDecaux buys Avenir, the leading player in the European billboard segment and no.1 worldwide in airport advertising, and acquires a 30% stake in the capital of Affichage Holding (no.1 in the Swiss outdoor advertising market).

The 2000s

Present in 43 different countries and as a publicly listed company, JCDecaux has become one of the leading global outdoor advertising groups.

2001 JCDecaux signs partnership agreements with the Gewista Group, the leading company in outdoor advertising in Austria controlling 40% of the domestic market, and with Affichage Holding, the foremost outdoor advertising specialist in Central Europe. Los Angeles and Chicago choose JCDecaux for their street furniture concessions. JCDecaux signs a partnership agreement with the Du Chène de Vère family and the RCS Group in Italy giving it a 32.35% stake in the outdoor advertising group, IGPDecaux. Creation of One Stop Shop.

2002 JCDecaux works on improving road-safety conditions by developing the "Double Info®" system.

2003 JCDecaux becomes the second largest player in the outdoor advertising market. JCDecaux installs the first self-service community bicycle racks in Vienna (Austria) and Cordoba and Gijon (Spain). Launch of "Aéo", the first TV medium specifically dedicated to air passengers designed for, and with, the Paris Airport authorities.

JCDecaux...
no. 1 worldwide in Street Furniture

Inventor of the street furniture concept in 1964, JCDecaux, has since grown to become the second largest player in the global outdoor advertising market. It owes this success to three key strengths:

- It is the only global player exclusively dedicated to outdoor advertising. It is present in the three principal segments of the outdoor advertising sector: Street Furniture, Billboard and Transport Advertising.
- It enjoys leading global positions in each of these market segments.
- With a high quality and diversified portfolio of street furniture contracts and an unrivalled pan-European network, the Group reaches more than 150 million people every day around the world and continues to grow its business.

In 2003, JCDecaux consolidated its position in Germany, – the largest advertising market in Europe – by increasing its holding in Wall AG, the outdoor advertising company with street furniture contracts in Berlin, Dusseldorf, Dortmund, Moscow, Saint Petersburg and Istanbul, to 35%.

JCDecaux, which already generates more than 60% of its sales outside France, is now looking to build its presence in North and South America and in the Asia-Pacific region. To achieve this objective, JCDecaux will take full advantage of its highly efficient multi-product multi-format offering, its acknowledged track record of innovation and the professionalism of its 7,000 employees.

Present in 43 different countries
An audience of 150 million people every day


Comment dit-on
"perdu" en japonais ?
MURRAY
SCARLETT
JOHANSSON
Lost In
Translation
COPPOLA
LE 7 JANVIER
CANAL+






South
Stay connected.
orange

JCDecaux:

leader in the 3 principal segments of the outdoor advertising market

Street furniture – Inventor of the Street Furniture concept in 1964, JCDecaux is world leader in this market thanks to its unique range of esthetic, functional and innovative street furniture –including bus shelters, automatic public toilets, multi-service Morris columns, recycling bins for glass, etc. JCDecaux is the benchmark in the area of urban development.

Billboard advertising – The Group is constantly striving for both quality of product and the best possible sites for its panels. The combination of a high quality estate and JCDecaux's commitment to innovation has made it the leading European group in billboard advertising with a presence in 3,000 European cities of more than [illegible] inhabitants.

Transport advertising – When advertising goes hand-in-hand with outstanding esthetic qualities, it makes a powerful impression on the 24 million passengers exposed to the campaigns presented by JCDecaux Airport every day. Already the no. 1 player worldwide in airport advertising, the Group also manages a large number of concessions in metros, buses, trains and tramways around the world.

Financial highlights

2003 REVENUES BY REGION
(in € million)



Asia-Pacific 6%
Americas 7%
United Kingdom 14%
Europe 37%
France 36%

REVENUES BY BUSINESS
(in € million)



1,543
1,578
1,544
Street Furniture 798
840
837
Billboard 411
443
428
Transport 334
295
279

... our Group revenues declined by 2.2% to €1,543.8 million. Excluding acquisitions and disposals, and the impact of foreign exchange, organic revenue growth was +1.3%. Street Furniture revenues decreased by 0.4% to €837.0 million. Excluding acquisitions and the impact of foreign exchange, organic revenues grew by ...%. Billboard revenues decreased by 3.4% to €427.6 million. Excluding acquisitions and disposals, and the impact of foreign exchange, organic revenues were ... flat. Transport revenues declined by 5.3% to €279.2 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 3.2%.

EBITDA(1) BY BUSINESS
(in € million)



377
405
417
Street Furniture 306
340
349
Billboard 48
55
54
Transport 23
10
14
2002
2003

OPERATING INCOME BY BUSINESS
(in € million)



201
211
230
Street Furniture 169
189
203
Billboard 18
23
21
Transport 14
(1)
6
2001
2002
2003

Operating income was 230.1 million in 2003, up 9.0% compared to 2002. This was driven by an improvement in EBITDA combined with a reduction in depreciation charges and provisions. Operating margin reached 14.9% of the Group's consolidated revenues in 2003.

2003 EBITDA(1) BY REGION
(in € million)



Asia-Pacific 1%
Americas 1%
United Kingdom 9%
Europe 44%
France 45%

... EBITDA grew by 2.9% to €416.9 million. Group's EBITDA margin ... 27.0% of consolidated revenues — representing the highest margin among international outdoor advertising companies. Growth in EBITDA was driven by the Group's solid organic revenue performance, combined with strong control over operating costs in established countries and by a positive ... from the United States and Asia-Pacific regions.

(1) EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization.

NET INCOME GROUP SHARE
(in € million)



Net income
Group share
26
10
Net income
Group share
before amortization
of goodwill and
exceptional items
87
92
113
2001
2002
2003

2003, Net income Group share increased by 57.3% to € 40.9 million. This strong performance was primarily due to the increase in operating income combined with lower interest expense. Adjusted Net income Group share before goodwill amortization and exceptional items increased by 22.3% to € 113.0 million.

FREE CASH FLOW(2)
(in € million)



2003
189
2002
168
2001
(23)

Free cash flow improved by 12.8%, to € 189.4 million in 2003.

Given the Group's strong operating cash flow, net debt as of 31 December 2003 was € 635.8 million. JCDecaux is rated "Baa2" by Moody's and "BBB" by Standard and Poor's.

DEBT/EQUITY RATIO



2001
56%
2002
47%
2003
48%

2003 EMPLOYEE BREAKDOWN



Senior executives 1.5%
Managers 11.1%
Skilled employees 16.5%
Employees 44.6%
Workers 26.3%

EMPLOYEE BREAKDOWN BY REGION



Asia-Pacific
7,336
7,079
6,915
Americas
351
344
357
206
198
218
Europe
2,583
2,518
2,507
United Kingdom
701
679
639
France
3,495
3,340
3,194
2001
2002
2003

(2) Cash from operations less change in working capital, less net capital investments (tangible and intangible assets).

JCDecaux no. 2 worldwide in outdoor advertising

NORWAY 17%

SWEDEN 60%

FINLAND 43%

GREAT BRITAIN 24%

IRELAND 22%

DENMARK 60%

NETHERLANDS 30%

BELGIUM 40%

GERMANY 10%

LUXEMBOURG 40%

SWITZERLAND 75%*

FRANCE 36%

AUSTRIA 40%

ITALY 20%**

PORTUGAL 55%

SPAIN 34%

CANARY ISLANDS

30% OF MARKET SHARE IN EUROPE

JCDecaux is present in 30 of the top 50 cities of the European Union

SETTING UP

NEW SETTING UP


ICELAND
CANADA
UNITED STATES
MEXICO
BRAZIL
URUGUAY
CHILE
ARGENTINA
KOREA
JAPAN
CHINA*
THAILAND
SINGAPORE
MALAYSIA
AUSTRALIA

*Hong Kong and Macau


RBS
RBS
SAMSUNG

PARIS	CHICAGO	LONDON	HONG KONG
LONDON	VANCOUVER	PARIS	SAN FRANCISCO
LISBON	LONDON	PARIS	HAMBURG
LONDON	SANTIAGO DE CHILE	PARIS	NEW YORK
PARIS	MADRID	PARIS	LONDON
LONDON	FRANKFURT	LONDON	PARIS



Jean-Claude Decaux
Founder
and Chairman of the Supervisory Board

1964 - 2004: JCDECAUX CELEBRATES ITS 40TH ANNIVERSARY

Dear fellow shareholder,

In 2004, we celebrate the 40th anniversary of a business adventure that has involved thousands of men and women who have worked with me, as we have built the world's number one Street Furniture company.

The history of JCDecaux goes hand in hand with that of Street Furniture. This relatively new advertising medium has created a new standard in urban design and a revolution in outdoor communications.

Since 1964, we have made great progress since that day when the first bus shelter was installed on the Guillotière bridge in the city of Lyon!

On the Company's 40th anniversary, I would like to express my deepest gratitude to Mr. Louis Pradel, former mayor of the city of Lyon, who was the first person to trust me with the installation of 40 bus shelters... as an experiment in urban development.

I would like to thank all the men and women who have helped me grow this business into the world-class, international company it is today, with operations in 43 countries and 3,500 cities worldwide and leading positions in its three lines of business.

JCDecaux's employees are driven by a passion for outstanding quality. The Company was created from an innovative concept, and innovation remains at the heart of our business. In an increasingly competitive market, our know-how will enable us to remain at the forefront of our industry.



Jean-François Decaux
Chairman of the Executive Board
Co-Chief Executive Officer



Jean-Charles Decaux
Co-Chief Executive Officer

JCDecaux achieved strong results in 2003, reflecting our strategy of organic growth coupled with complementary acquisitions.

In a difficult economic environment, the Group benefited from the roll-out of some key new contracts, notably in Chicago, but also in the Asia-Pacific region and in South America.

The Company has also consolidated its strong position in Germany, the largest advertising market in Europe, by increasing its shareholding in Wall AG to 35% and, in the United States, by acquiring a 50% stake in Wall USA. JCDecaux is now present in four of the five main advertising markets in the United States.

In 2004, our primary focus will be on organic growth. The key opportunities are street furniture contracts in the cities of New York and London, as well as the gradual opening-up of the Asian market. We will also look to make selective acquisitions in Europe to further consolidate and strengthen our market positions.

JCDecaux is present in 43 countries on four continents, which clearly demonstrates the quality of the business model and our ability to develop the Group's activities around the world. Looking forward, we are confident that the rapidly developing markets in Asia-Pacific and America offer tremendous potential for continued growth.

Corporate governance

The JCDecaux Group is careful to follow the principles of corporate governance. In 2000, the Group changed its status into that of a public limited corporation governed by an Executive Board and a Supervisory Board. A Compensation Committee, chaired by Christian Blanc, was set up in 2000 and convened in December 2002. An Audit Committee was also created in June 2002 and convened in March 2003 for the first time.

The Executive Board has five members appointed by the Supervisory Board, and manages the Company's day-to-day operations.

Jean-Charles Decaux and Jean-François Decaux alternate as Chairman of the Executive Board.



Robert Caudron

Chief Operating Officer. Robert Caudron joined the Group in 1984 as Finance Director and became Managing Director of JCDecaux Services and President of the Group in 1995. Prior to joining JCDecaux, he worked for Ciments Français and Eternit, where he was responsible for financial operations and investments

Jean-Charles Decaux

Co-Chief Executive Officer. Jean-Charles Decaux joined the Group in 1989 and moved to Spain to set up and develop the Spanish subsidiary. He then developed subsidiaries in Southern Europe, Asia and South America, chiefly through organic growth. He has also served as Chairman and Chief Executive Officer of Avenir

Jeremy Male

Managing Director of Northern and Central European Operations. Jeremy Male joined the Group in August 2000. Prior to this, he was Managing Director of European Operations for Viacom Affichage and held a series of management positions in food-processing groups such as Jacobs Suchard and Tchibo.

Jean-François Decaux

Chairman of the Executive Board and Co-Chief Executive Officer. Jean-François Decaux joined the Group in 1982, and lived in Germany to create and develop the German subsidiary. He then developed subsidiaries in Northern and Central Europe, primarily through organic growth. More recently, he succeeded in establishing

Gérard Degonse

Chief Financial Officer. Gérard Degonse joined the Group in June 2000, after holding positions as Chief Financial Officer-Treasurer of Elf-Aquitaine and VP Treasurer-Company Secretary of Euro Disney.

SUPERVISORY BOARD

The Supervisory Board oversees the management functions exercised by the Executive Board.



Jean-Claude Decaux
Founder of the JCDecaux Group, he has been the Chairman of the Supervisory Board since October 9, 2000.



Jean-Pierre Decaux
Vice-Chairman of the Supervisory Board since October 9, 2000.
He was previously Chairman of the Group's subsidiary Régie Publicitaire de Mobilier Urbain (RPMU).



Christian Blanc
Member of the Supervisory Board since October 9, 2000. He is also a Member of the French Parliament and holds directorships in Carrefour France, Thomson Multimedia France, Coface France, and Cap Gemini France.



Xavier de Sarrau
Member of the Supervisory Board since May 14, 2003. An attorney-at-law, holding a doctorate in tax law and a degree from the HEC school of business administration, he previously served as President of the Andersen Group for Europe, Africa and the Middle East before taking responsibility for support functions worldwide within the same group. He is a former member of the French National Bar Association (Conseil National des Barreaux) and is a Knight of the Legion of Honour.



Pierre-Alain Pariente
Member of the Supervisory Board since October 9, 2000. He held various positions in the JCDecaux Group between 1970 and February 2000, notably as Sales Director of the subsidiary



Professor Lothar Späth
Member of the Supervisory Board since May 14, 2003. He is Vice-President of Merrill Lynch Europe, where he is responsible for Germany. He served as Chairman of the Board of Management



Contents

JCDECAUX'S ACTIVITIES

2

3

4


No.1 WORLDWIDE
IN STREET
FURNITURE
bus stop
bus stop
CHICAGO
03/16/2003 - 3:20 P.M.


JCDecaux
Calvin Klein Jeans
PEARLE


Flower Power
Ricola
Swiss Herb
Throat Drops

VANCOUVER 09/12/2003 - 6:00 P.M.

STREET FURNITURE OF P. COX





A French invention adopted around the world.

Multi-functional street furniture.

Chicago: one of the world's largest street furniture contracts with total revenues estimated at €850m for 20 years.


Grand Marnier
CHICAGO

Present in 35 of the 50 largest European cities, JCDecaux has also achieved outstanding results in Australia, Asia and the United States, and confirmed its international leadership in this industry. Highlights of the year include:

○ Chicago, where JCDecaux is already ahead of schedule having installed 1,000 bus shelters (out of the total of 2,175 planned) in less than a year.

○ JCDecaux inaugurated the contract with the city of Macau (240 street furniture items installed).

○ The Distingo network in France has also been a great success. It is a qualitative geomarketing tool which allows JCDecaux to offer advertisers a choice of panels strategically placed at the very heart of the areas where their target audiences reside.

○ Vancouver: 400 bus shelters installed in partnership with Viacom.

○ JCDecaux has won 89% of the free competitions (new contracts and renewals) for Street Furniture in France.


Telefon
WC

DRESDEN - MULTI-FUNCTIONAL COLUMNS

LISBON - NEWS STAND DESIGN P. COX





SYDNEY - CIP EQUIPPED WITH PHONE DESIGN P. COX

LONDON - BUS SHELTER WITH TOILETS DESIGN LORD N. FOSTER



No 1 IN EUROPE IN BILLBOARD ADVERTISING


TOMMY HILFIGER

JCDecaux



LONDON

06/22/2003 – 5:40 P.M.




TOMMY HILFIGER







PARIS – RING ROAD PORTE D'ORLEANS 09/04/2003 – 8:50 P.M.

SENIOR DESIGN J.M. WILMOTTE


Art Decaux



An incomparable product line

further updated with the addition of scrolling back-lit panels.

Waterloo Station... Billboard advertising and strategically placed sites to generate an even greater impact.



With 189,000 advertising panels in 28 different countries, JCDecaux is the market leader in Europe. In 2003, the Group remained committed to ensuring the quality of its Billboard offer (sites, scrolling panels, back-illuminated displays, etc.). The "4D Patrimoine" databases have been developed to optimize the earning capacity of each site.

○ Three years after first being adopted, the Yield Management approach has largely proved its worth. Applied to Billboard advertising, it has enabled the company to optimize reservations both in terms of occupancy rates and the revenues generated.

○ Exclusively available on 12m² scrolling panels installed on roads carrying heavy traffic in the four largest French cities (Paris, Lyon, Marseille and Lille), the Grand Angle (332 panels) promises to be a successful network, offering advertisers maximum impact and visibility as well as a large audience.



PARIS

HAMBURG




Kein Haus
ist für
die Ewigkeit
gebaut.
wohn²
ERSTE

VIENNA

LONDON


Kingston
Richmond

No.1 WORLDWIDE IN AIRPORT ADVERTISING


南面
South

HONG KONG – AIRPORT
07/04/2003 – 9:20 P.M.


Stay connected.
the widest international automatic roaming coverage from Orange.
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PARIS – CHARLES DE GAULLE AIRPORT 07/06/2003 – 10:20 A.M.



After a difficult year, business is "picking up" again in the transport segment.

"Aéo" is the first TV medium specifically dedicated to "passenger/airport" relations.

JCDecaux creates a sensation in the Santiago de Chile metro with its wrap-around advertising on the underground trains.


SEDAL

Present in 153 airports - including 44 in France, 42 in the United States, and the largest airport complex in the world, London - JCDecaux also manages more than 150 metro, bus, train and tramway concessions.

○ With 66% of its activity in airports, the Transport advertising business enjoyed a clear recovery in 2003. However, this was tempered by the SARS epidemic in Asia.

○ "Aéo": the first TV medium dedicated to "airport passenger" relations was successfully introduced to inform and entertain air travellers. "Aéo", a high-tech medium offering rich information content (75% editorial programmes and 25% advertising), makes it possible to "give meaning" to waiting and has proved highly successful with advertisers.

○ "Aéo" has been installed in Roissy-Charles de Gaulle airport near Paris where 40-inch TFT screens and a bank of screens taking up an entire wall have been installed in the heart of the new 2E terminal.

○ JCDecaux renewed the concession for the Barcelona metro in 2003, a subway system used by a total of 320 million travellers every year.


to Heathrow
RBS
Make it happen
RBS

LONDON - HEATHROW AIRPORT

FRANKFURT - AIRPORT





NEW YORK - JOHN FITZGERALD KENNEDY AIRPORT

PARIS - CHARLES DE GAULLE AIRPORT



SAMSUNG

THE KEY STRENGTHS OF JCDECAUX



consumer behaviour.




Sport d'été.

Exploding audience

GROWTH DRIVEN BY EXPLODING AUDIENCES



Vehicles on the road +147%
Daily vehicles miles +110%
Daily vehicles trips +102%
Population +25%

Source: OAAA. Data for the US - 1970-1997

INCREASING FRAGMENTATION OF IN-HOME MEDIA



Homes receiving cables +814%
TV Stations +530%
Magazines +198%
Radio Stations +53%
Daily Newspapers +13%

Source: OAAA. Data for the US - 1970-1997



Outdoor advertising is the last remaining mass medium. JCDecaux's advertising displays have an audience of 150 million people every day.

Reaching out to consumers wherever they happen to be: in public transport, in the street, in shopping centres, etc.



EXPOSURE TO
OUTDOOR MEDIA
(Past 7 days)
96 %
79 %
0
20
40
60
80
100
Vehicle drivers/
passengers
Pedestrian
traffic

In the street, on the highway, in metro or railway stations... mobility is a major characteristic of contemporary life as people spend more and more time away from home and diversify their media consumption from city centres, to shopping centres, to airports. Present in the three main segments of the outdoor advertising industry, JCDecaux enables advertisers to reach their target audience wherever it may be. For example, in airports 2.4 million passengers engage with the campaigns displayed by JCDecaux Airport every day.

○ The increasingly complex media environment (cable and satellite TV channels, magazines, Internet sites, etc.) has led to a greater fragmentation of the overall TV audience. As a result, outdoor is the only medium advertisers can count on to provide real mass communications with their target audiences.

○ On average Americans are travelling 14% more than they were ten years ago and there are 50% more car journeys of over 1 hour per day.

* Source: Aéroports Magazine - May 2003





advertisers enjoy
maximum visibility


n
pe's Choice
OMEGA


Dior
j'adore



Offering the best sites: from the very outset, visibility forms an integral part of the design process.

Paris, Porte Maillot: high-quality lighting optimizes the impact of advertising campaigns.



The most prestigious locations in the largest cities, the busiest thoroughfares, the busiest airports - whether the medium is Street Furniture, Billboard or Transport, JCDecaux provides advertisers with a range of unique sites, guaranteed to offer maximum visibility.

○ JCDecaux's teams take full account of the 'visibility' dimension from the very start of the design process, their priority being to combine esthetic qualities with efficiency to maximize the impact of advertising campaigns.

○ The lighting system is an essential aspect and is the subject of constant improvement. All new street furniture is equipped with electronic ballasts designed to guarantee an optimum quality of lighting, even in winter. Similarly, the use of long-life fluorescent lamps has also enabled us to improve the faithful presentation of colour displays.


Sydney Cove
Farm Cove
Royal Botanic Gardens
The Domain
Martin Place
Pitt St Mall
QVB
Monorail
Hyde
Park
Woolloomooloo
Darlinghurst
Kent St
Bradfield Hwy
George St
Cahill Expressway
Harrington St
Pitt St
Loftus St
Young St
Bridge St
O'Connell St
Bligh St
Margaret St
Hunter St
Erskine St
Phillip St
Macquarie St
Sussex St
Clarence St
York St
King St
Art Gallery Rd
Cowper Wharf Rd
St James Rd
Market St
Castlereagh St
College St
Druitt St
Park St
Riley St
William St
Bathurst St
Elizabeth St
Stanley St
Liverpool St
Palmer St
Bourke St
Forbes St
Darlinghurst Rd
Victoria St
Goulburn St
Wentworth Ave
Burton St
Oxford St

STRUCTURE OF THE JCDECAUX NETWORK IN SYDNEY

BUS SHELTERS 35%

JCDecaux networks: potency and local presence for our advertisers.



JCDecaux's street furniture is present in the heart of Europe's major capitals as here, in Madrid.



Historically, the city of Sydney only possessed a single network of bus shelters. When it won the street furniture contract in 1997, JCDecaux enabled the city to diversify the range of equipment. Sydney now boasts bus shelters, kiosks for flowers and newspapers, and telephone boxes. Advertising messages are now present in various parts of the city. Sydney is a fine example of the distribution and diversity of street furniture offered by JCDecaux.

All the street furniture items can include advertising panels.





appropriate design
and a high
level of maintenance


NEW


GROVE STREET
SAN FRANCISCO



Responsiveness and professionalism are the two watchwords of JCDecaux's Industrial Department, certified ISO 9001 compliant.

Maintenance: accountable for results. Continuous improvement of the Street Furniture range.

Certifié ISO 9001 : 2000 par

n° 12345

○ The creation of an integrated maintenance and upkeep division, as well as the versatility of its employees enables JCDecaux to guarantee the durability of its street furniture and to anticipate any problems.

○ A key priority for JCDecaux is to design street furniture that is both functional and esthetically pleasing, capable not only of withstanding the ravages of time but also of blending harmoniously into the urban environment.

○ In 2003, a major drive was made to improve and rationalize the production of existing street furniture.

A wide-ranging review of the process involved, was carried out by the Industrial Department (certified ISO 9001, version 2000, in June 2003). This was made possible by the adoption of an SAP software package covering production, quality control, logistics and the after-sales service and resulted in a decline in the cost of producing the street furniture - but without any compromise on quality.

NIAMH CLEARY (General Manager/JCDecaux Ireland)





FRANÇOIS-XAVIER CALENDINI (Display Inventory Director/JCDecaux Spain)



ROSA REPOSSI (Sales Assistant/JCDecaux Germany)



STEPHAN CARTOUX (Technician, former SEG foreman/JCDecaux France)

BEATRICE ROÜAST (Director, Calls for Tender and International Agreements/Southern Zone)



Recruitment: more professional than ever. Priority focus on in-house training.

- *6,900 employees in 43 different countries*
- *2003 training budget: €1.8 million*
- *30,000 hours of training provided.*



The performance of JCDecaux is a product of the skills and experience of its employees.

○ The professionalism and individual quality of the men and women working for the company are the true secrets of JCDecaux's success. This is why, in pursuit of its drive to enhance productivity, the Group focuses its recruitment on experts and employs large numbers of experienced professionals. At the same time, JCDecaux is also banking on young talent. In 2003, the number of exchange programmes with universities and schools of engineering was stepped up, leading to the appointment of almost 130 trainees.

○ JCDecaux has developed the skills of its employees by broadening the range of its training opportunities. A series of "e-learning" sessions (training via the Internet) have been created for digital office applications: an innovation that illustrates JCDecaux's determination to promote in-house training within the Group.



powerful way

JCD


Frizz tamer
NEW
SUNSILK
SUNSILK
For wavy
and curly hair



REQUEST STOP
Mabledon Place
the cafetière is
the new teapot
plunger
tea
PG
original

Ground breaking alliance with Unilever,
integrated advertising campaigns across Europe for Masterfoods, new quantitative research via GPS...

Cosmetics and luxury goods: two key markets for JCDecaux.


GIVENCHY

The efficiency of outdoor advertising and the central role played by this medium in any brand communications strategy is now a widely acknowledged fact. Indeed, 95% of the 200 largest advertisers worldwide trust JCDecaux, the only operator capable of offering them a truly integrated international network.

- JCDecaux has forged an alliance with Unilever, the world's largest advertiser. A five year partnership (in 22 European countries) with potential advertising revenues of € 100 million for the Group.

○ In 2003, JCDecaux signed a pan-European partnership agreement with Masterfoods. This four-year alliance covers the Group's entire outdoor advertising network - street furniture, billboard advertising and transport advertising - in 16 European countries.

○ JCDecaux has taken a leading role in the development of qualitative studies. It has carried out various studies with Postar in the United Kingdom and Sweden, and in the United States the Group is working with Nielsen Media Research to introduce a new generation of audience measurement system using GPS technology.





ultimate
challenge for a
creative.


NUIT EST ROSE
BRUT IMPÉRIAL ROSÉ
MOET
D'ALCOOL EST DANGER
UX POUR LA SANTÉ, CONSOMMEZ AVEC MODÉRATION





Innovation is our competitive advantage.

JCDecaux is committed to studying customers' needs and provide them with solutions in record time. Shared services and customization.

All around the world, JCDecaux's people stay tuned to changes in society to provide appropriate answers to the latest needs.



• For JCDecaux, product innovation is a real competitive advantage enabling it to achieve a large number of individual successes. For example, the "Aéo" TV medium played a vital role in the renewal of the contract signed with the Paris Airport Authorities.

○ With an integrated research & development department boasting more than 110 engineers and 134 patents, JCDecaux possesses all the strengths it needs to provide rapid solutions to its customers' needs and to design new street furniture concepts that are perfectly tailored to their required specifications.

In 2003, for example, JCDecaux designed and installed more than 300 bicycle racks in Vienna to meet the city's changing transport requirements.

○ One of the Group's current priorities is to develop products capable of being used in a number of different tender offers before being customized to meet the specific requirements of each individual city.


Casinos Barrière - les plus parisiens des casinos
3
PIECES



Ever-greater success for One Stop Shop.

From marketing innovation to technological innovation and made-to-measure solutions for advertisers.

JCDecaux also creates effective marketing solutions to simplify matters for advertisers and lend greater dynamism to their campaigns.



• With its multi-product offering (street furniture, billboard and transport advertising), an international presence and centralized organization, One Stop Shop makes it easier for advertisers to develop international outdoor advertising campaigns. In addition to Unilever and Masterfoods there are a host of other advertisers that have been impressed by this unique and innovative service that only JCDecaux is able to provide. Examples include:

○ For the Aiwa campaign launched in 11 different countries, billboard advertising acquired a new dimension (namely, sound) with the inclusion of musical boxes inside the frames of the advertising panels in Italy, Belgium, Spain, Croatia, Estonia and Sweden.

○ In Paris, JCDecaux has designed a spectacular and innovative solution for Samsic Propreté, the world's 4th largest player in the industrial cleaning market: a neon sign combined with an 80 m² wall wrap constructed on the Paris périphérique (ring road) - the highway boasting the heaviest traffic in Europe.

○ In the United Kingdom, the marketing department has developed a division dedicated to billboard innovations (known as Innovate). To date it has developed sound systems for street furniture, perfume diffusers (photo) for bus shelters and special lighting systems that change the presentation of the advertising campaigns between day and night.

MAKING SUSTAINABLE DEVELOPMENT A PERMANENT FEATURE OF THE WAY WE THINK

Improving the living environment, **embellishing** our towns and cities, limiting the consumption of water and energy, **reducing** visual and sound pollution, **recycling** and re-using products....

For a great many years, JCDecaux has fully embraced its role as a socially-aware company with a commitment that goes far beyond mere environmental protection. Its four core principles are:

- *To offer more services to its fellow citizens (distribution of city maps, Internet terminals, pollution measurement systems, etc.).*
- *To promote greater security within cities (street furniture always provided with lighting systems, the "Double-Info" system sending real-time information and warnings to motorists and pedestrians).*
- *To facilitate disabled people's access to urban facilities (public toilets accessible to all, and remote control system providing access to public services.)*
- *To support operations to promote greater social solidarity (by offering posters, free of charge, for campaigns related to major causes such as the Telethon, the anti-AIDS Solidarité Sida operation, the Claude Pompidou Foundation, Nicolas Hulot Foundation, UNICEF, etc.)*



Por un Futuro
más limpio,
Madrid Recicla
Sus
PILAS
Usadas
GENERAL
LENTES DE
CONTACTO



2,800 metric tons of posters recycled* at the end of their useful lives. *JCDecaux is currently the only billboard operator in France to have adopted an effective process for collecting and recycling its posters when their advertising campaigns have come to an end. Over the past two years, 100% of the posters collected have been transformed into recycled cellulose fibres used to manufacture envelopes.*

Selective sorting: 6,000 dedicated recycling bins worldwide

To encourage and facilitate selective recyling, JCDecaux has developed a comprehensive range of street furniture (frequently designed to serve several different functions) fitted out with bins for collecting old batteries, glass and other waste.



More than 300 solar-powered bus shelters installed in Great Britain. *JCDecaux also puts its innovative strength at the service of the natural environment. In Plymouth, for example, 300 non-advertising bus shelters have been equipped with solar panels enabling them to remain lit at night without using electricity from the national grid. Similar bus shelters have been installed in Stock-on-Trent, Watford and Leicester.*

* *Per year*



15% savings with electronic ballasts! *This determination to include new technologies making it possible to save energy while maintaining the highest possible degree of quality forms an integral part of the furniture design process from the very outset. All new street furniture installed since 2001 includes a lighting system based on electronic ballasts. The result is a reduction of approximately 15% in the amount of electricity used.*

JCDecaux's share, listed on the Premier Marché of Euronext Paris since June 21, 2001.


0.12%
2.46%
0.09%
27.81%
69.52%

BREAKDOWN OF SHARE CAPITAL

- JCDECAUX HOLDING (The JCDecaux Holding Company is wholly owned by the Decaux family)
- PUBLIC
- DECAUX FAMILY AND MANAGEMENT
- EMPLOYEES
- TREASURY SHARES

Since June 21, 2001, JCDecaux's shares have been listed exclusively on the Premier Marché of the Euronext Paris stock exchange. JCDecaux has been in the SBF 120 index since November 26, 2001 and in the Euronext 100 index since January 2, 2004. As of December 31, 2003, the number of shares outstanding was 221,600,760. The weighted average number of shares was at 221,400,760. An average of 174,184 shares were traded every day. After a difficult year for media companies in 2002, JCDecaux shares performed well in 2003 and finished the year almost 13% up compared with the end of 2002, at € 12.96, and outperformed the DJ Stoxx Media index, which increased by only 11.6% (Source: Bloomberg).

During the months of January and February 2004, the share price has increased by +24.4% [vs market].

On April 15, 2004, the JCDecaux share closed at € 19.15, up 16% compared with its initial floatation price of € 16.50.

Investor relations • Cécile Prévot, Manager - Investor Relations and Financial Communications
• Tel.: 33 (0)1 30 79 44 86 - Fax: 33 (0)1 30 79 77 91 • Email: actionnaires@jcdecaux.fr • Stock market information: http://www.jcdecaux.fr

2004 INVESTOR RELATIONS CALENDAR

1st quarter 2004 revenues	April 28, 2004
Annual Shareholder Meeting	May 12, 2004
2nd quarter 2004 revenues	July 28, 2004
2004 interim results	September 15, 2004
3rd quarter 2004 revenues	October 27, 2004

2003 STOCK TRADING INFORMATION

High (December 2, 2003)*	13.85
Low (March 12, 2003)*	7.15
Market capitalization**	2,871.9
Number of shares	221,600,760
Daily average trading volume	174,184

*Euros, closing price; **in million euros, as of December 31, 2003
Source: Bloomberg

JCDECAUX SHARE PERFORMANCE COMPARED WITH THE CAC 40, SBF 120, DJ STOXX MEDIA INDEXES SINCE THE COMPANY'S FLOATATION (JUNE 21, 2001)


JCDECAUX
CAC 40
SBF 120
DJ STOXX MEDIA

JCDECAUX SHARE PERFORMANCE AND TRADING VOLUMES IN 2003


Closing price
Daily volume



Klein
Men

FINANCIAL REPORT

Consolidated Financial Statements
and Notes

BALANCE SHEET

Assets

(in million euros)

	12/31/2003	12/31/2002	12/31/2001
Intangible assets (net)	31.9	33.1	36.2
Goodwill (net)	1,178.6	1,080.0	1,105.3
Tangible assets (net)	675.3	722.3	773.2
Investments (net)	75.9	79.8	87.3
Fixed assets	1,961.7	1,915.2	2,002.0
Inventories (net)	95.4	92.6	113.4
Trade receivables (net)	386.7	403.1	409.8
Others receivables (net)	141.7	126.7	152.2
Marketable securities (net)	85.9	82.4	141.1
Cash	71.8	80.0	52.6
Deferred tax assets (net)	15.0	29.7	46.4
Current assets	796.5	814.5	915.5
Total assets	2,758.2	2,729.7	2,917.5

Liabilities and Equity

(in million euros)

	12/31/2003	12/31/2002	12/31/2001
SHAREHOLDERS' EQUITY			
Capital	3.4	3.4	3.4
Share premium	923.2	923.2	923.2
Legal reserve	0.3	0.3	0.3
Consolidated reserves / Group share	366.0	360.5	384.8
Current year net income / Group share	40.9	26.0	10.2
Shareholders' equity (Group share)	1,333.8	1,313.4	1,321.9
Minority interests	31.4	64.2	68.8
Provisions for risks and contingencies	114.6	82.6	83.4
Deferred tax liabilities	16.5	20.7	27.4
INDEBTEDNESS			
Bonds	375.0		
Bank borrowings	394.6	737.7	896.5
Miscellaneous loans and financial debts	11.2	8.3	12.2
Trade payables	147.2	159.1	188.1
Other liabilities	321.2	314.0	300.7
Bank overdrafts	12.7	29.7	18.5
Indebtedness	1,261.9	1,248.8	1,416.0
Total liabilities and shareholders' equity	2,758.2	2,729.7	2,917.5

INCOME STATEMENT

(in million euros)

	2003	2002	2001
NET REVENUES	1,543.8	1,577.7	1,543.2
Operating expenses excluding depreciation charges & provisions	(1,126.9)	(1,172.4)	(1,165.9)
EBITDA [1]	416.9	405.3	377.3
Depreciation charges and provision (net)	(186.8)	(194.1)	(176.2)
OPERATING INCOME	230.1	211.2	201.1
Net financial income/(loss)	(32.0)	(36.7)	(53.1)
INCOME FROM RECURRING OPERATIONS	198.1	174.5	148.0
Non-recurring income/(loss)	(0.3)	(2.7)	(5.8)
Income tax	(75.8)	(70.2)	(49.8)
NET INCOME FROM CONSOLIDATED COMPANIES BEFORE INCOME FROM EQUITY AFFILIATES AND AMORTISATION OF GOODWILL	122.0	101.6	92.4
Net income from equity affiliates	4.9	5.6	7.1
Amortisation of goodwill	(71.8)	(63.7)	(70.9)
CONSOLIDADED NET INCOME	55.1	43.5	28.6
Minority interests	14.2	17.5	18.4
NET INCOME GROUP SHARE	40.9	26.0	10.2
• Earnings per share (in euros) [2]	0.185	0.117	0.051
• Earnings per share diluted (in euros) [2]	0.181	0.115	0.050
• Number (average) of shares [2]	221,400,760	221,528,081	201,470,353
• Number (average) of shares (diluted) [2]	225,793,495	225,627,199	203,438,129

(1) The Group measures the performance of business on the basis of EBITDA (earnings Before Interest, Tax, Depreciation and Amortization). EBITDA is not defined by French accounting principles.
(2) After deduction of treasury shares acquired by JCDecaux SA in 2002.

CASH FLOW STATEMENT

(in million euros)

	2003	2002	2001
Net income (Group share)	40.9	26.0	10.2
Minority interests	14.2	17.5	18.4
Income from equity affiliates	(4.9)	(5.5)	(7.1)
Dividends received from equity affiliates	4.0	4.3	4.1
Employee profit sharing			
Change in deferred tax	2.4	(10.3)	(47.9)
Net amortisation and provision allowance	272.6	261.8	270.5
Capital (Gain/Loss)	(1.9)	6.5	(12.7)
CASH PROVIDED BY OPERATIONS	327.3	300.3	235.5
Change in working capital	3.2	24.2	(6.0)
NET CASH PROVIDED BY OPERATING ACTIVITIES	330.5	324.5	229.5
Acquisitions of intangible assets	(8.1)	(10.2)	(12.6)
Acquisitions of tangible assets	(142.7)	(156.5)	(274.3)
Acquisitions of financial assets (long term investments)	(204.6)	(49.9)	(135.4)
Acquisitions of financial assets (others)	(7.4)	(1.8)	(9.1)
Change in payables on assets	(1.0)	(3.8)	(10.0)
Total Investments	**(363.8)**	**(222.2)**	**(441.4)**
Disposals of intangible assets	0.2		1.6
Disposals of tangible assets	9.5	10.1	33.2
Disposals of financial assets (long term investments)	0.2	1.2	
Disposals of financial assets (others)	1.7	18.4	4.4
Change in receivables on assets		3.9	(3.8)
Total Disposals of assets	**11.6**	**33.6**	**35.4**
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	(352.2)	(188.6)	(405.9)
Dividends paid	(8.4)	(12.3)	(14.6)
Reduction of capital			
Repayment of debt	(346.9)	(202.1)	(408.3)
Cash inflow from financing activities	**(355.3)**	**(214.4)**	**(422.9)**
Increase in shareholders' equity			679.8
Increase in debt	388.3	38.6	25.1
Cash outflow from financing activities	**388.3**	**38.6**	**704.9**
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	33.0	(175.8)	282.0
Effect of exchange rates fluctuations	1.0	(2.7)	
CHANGE IN CASH POSITION	12.3	(42.6)	105.7
Cash position beginning of period	132.7	175.3	69.6

Notes to the Consolidated Financial Statements

MAJOR EVENTS OF THE YEAR 2003

In 2003, JCDecaux pursued its strategy of development through organic growth, winning public tenders for advertising contracts in Street Furniture and Transports and establishing commercial alliances with key advertisers. The Group also grew by acquisitions and partnerships, strengthening its presence in Germany and in Central Europe.

New contracts

- In Spain, JCDecaux in partnership with Publimedia (Dragados) renewed the advertising contract, for a period of five years, for the Barcelona metro, which carries 321 million passengers per year. JCDecaux first won this contract in 1999.
- In South Korea, JCDecaux signed a 15 year contract for the installation of more than 500 shelters and information furniture in Seoul, in partnership with In Poong.
- In France, JCDecaux renewed its street furniture contracts with the cities of Bayonne, Calais, Le Havre, Saint-Brieuc, Saint-Raphaël, Villeneuve-d'Ascq and the district of Lorient.

Commercial alliance

- JCDecaux entered into a pan-European outdoor advertising partnership with Masterfoods. The partnership involves JCDecaux's outdoor advertising network in 16 European countries and will run for a period of four years, covering all three food, confectionery and petfood businesses of Masterfoods.

Acquisitions and partnerships

- JCDecaux acquired, through Europlakat International (EPI), its 50/50 joint venture subsidiary with Affichage Holding, the company Alma Quattro, the outdoor advertising leader in Serbia-Montenegro. Alma Quattro holds key assets in that country, including the street furniture contract of the city of Belgrade.
- JCDecaux increased to 67% its stake in Gewista, the leading outdoor advertising company in Austria. Gewista and its subsidiary Europlakat International provide JCDecaux with a strong platform to further grow its outdoor advertising business in Central Europe.
- JCDecaux increased to 35% its stake in Wall AG, one of the leading Street Furniture company in Germany, by acquiring Clear Channel's stake in Wall. In addition, JCDecaux acquired 50% of Wall USA, a company which holds the street furniture contract for the city of Boston.
- JCDecaux concluded a partnership with the airports of Rome (Fiumicino and Ciampino) in order to develop the advertising sales, through an extension of the customer portfolio, an optimisation of the commercial offer and a innovating yield management.

1. ACCOUNTING METHODS AND PRINCIPLES

1.1. CONSOLIDATION PRINCIPLES

General principles

The Group's consolidated financial statements have been prepared in accordance with the legal and regulatory provisions applicable in France as set out by Regulation No. 99-02 of the French Accounting Regulations Committee on consolidated financial statements.

Change in accounting methods

In order to improve the presentation of its consolidated accounts, the JCDecaux Group has decided, starting January 1, 2003, to accrue a provision to cover all its defined benefit plan commitments in accordance with the French Accounting Standard Board's recommendation No. 2003-R.01 issued on April 1, 2003.

A provision to cover such employee benefits was previously calculated and recognised in the consolidated statements in accordance with the national regulations in force in each country where the Group is settled.

The homogeneous application of the actuary method recommended by the French Accounting Standard Board's recommendation No. 2003-R.01 to all defined benefit plans identified in the Group's companies consolidated under global or proportional method, has generated an additional provision of €6.7 million recognized against shareholders' equity at opening. The impact after tax, as at January 1, 2003, on Group's equity is €(4.5) million.

Furthermore, the Group has made an actuary valuation, compliant with the actuary methods recommended by the French Accounting Standard Board, for all long service awards or other defined benefits provided during the employees' working life, identified in the Group's companies consolidated under global or proportional method. As a consequence, an additional provision has been accrued in the consolidated accounts for €2.3 million. This amount has been totally recognised as a non current loss within the income statement.

Finally, the Group has reestimated the amount of its commitments relating to retirement awards paid at the end of the working life to employees in accordance with the Fillon's law requirements enforced in France on August 22, 2003. This has given rise to an additional commitment for €4.8 million. In accordance with the French Accounting Standard Board's Statement of Position No. 2004-A of January 21, 2004, this amount will be recognised, within operating income, as an expense, on a straight-line basis, over the average period until the benefits become vested.

1.2. SCOPE AND METHODS OF CONSOLIDATION

The companies of the Group that are of significant size are consolidated. Generally, subsidiaries meeting one of the following three criteria are consolidated:

(in million euros)	Amount (absolute value) greater than
Revenues	0.8
Equity (Group share)	1.5
Net income (Group share)	0.6

The aggregate of the non-consolidated companies is not significant.

The financial statements of companies under exclusive control are fully consolidated.

Companies that are jointly controlled by the Group in association with other shareholders are consolidated following the proportional method, where such companies' financial statements are consolidated to the extent of the Group's proportionate interest.

The financial statements of companies over which the Group exercises, either directly or indirectly, a significant influence on the management and financial policy are accounted for under the equity method. Accounting methods applied by companies consolidated under equity method may defer from Group accounting methods.

Table 6.2. presents the list of consolidated subsidiaries and the consolidation method used for each of these companies.

All the significant transactions between Group companies fully consolidated are eliminated upon consolidation. The transactions with companies consolidated under the proportional method are eliminated at the percentage of integration. Results within consolidated companies are also eliminated.

1.3. END OF THE FISCAL YEAR

The consolidated financial statements are prepared on the basis of annual financial statements for all companies as of December 31.

1.4. TRANSLATION OF FINANCIAL STATEMENTS PREPARED IN FOREIGN CURRENCY

Foreign subsidiaries' financial statements are translated on the following basis:

- year-end exchange rates, for balance sheet items;
- average annual rates, for income statement items.

Foreign exchange differences relating to a monetary component which is in substance an integral part of the Group's net investment in foreign consolidated companies are recorded within consolidated shareholders' equity until disposal or liquidation of the net investment, at which date they are to be recorded as income or charges in the income statement as are the other exchange translation differences.

This accounting treatment has been applied to the companies

1.5. INTANGIBLE ASSETS

Pre-operational costs as well as research and development costs are included in operating expenses in the income statement, as incurred.

Concessions and patents are amortized over their legal useful life.

Only significant, individualized and clearly identified software (such as ERP) are capitalized and amortized over a period of 5 years maximum. Other software are included in operating expenses.

Going concern values and goodwill (not resulting from consolidation) are completely amortized within the year they are recorded in the financial statements.

1.6. GOODWILL

The difference between the acquisition cost of shares of consolidated companies and the proportion acquired in the equity adjusted in compliance with Group principles and methods is, after analysis, divided up between:

- positive or negative valuation discrepancies relating to certain identifiable balance-sheet items,
- goodwill for the unallocated balance.

The acquisition cost of shares includes related purchase costs (fees, etc.).

Goodwill is amortized using the straight-line method over a period not exceeding 20 years.

In case of particular circumstances (major structural modifications of technical, regulatory or market conditions, in the case of a planned sale or of insufficient profitability, etc.), impairment of goodwill is established, beyond the scheduled amortization allowances, by means of a provision in line with the methodology described in note 1.8.

1.7. TANGIBLE ASSETS

Tangible assets appear on the balance sheet at historical acquisition cost.

Depreciation allowances are mainly calculated using the straight-line method over the following estimated useful lives:

	Depreciation period
Tangible assets	
Buildings and constructions	10 to 20 years
Technical installations, tools and equipment (street furniture and billboards)	2 to 10 years
Other tangible assets	
Fixtures and fittings	5 to 10 years
Transport equipment	4 years
Office and computer equipment	3 years
Furniture	5 to 10 years

Street furniture

Street furniture (Bus shelters, MUPI® – City Light Billboards, Seniors®, Electronic Information Boards, Automatic Public Toilets, Morris Columns, etc.) is depreciated following the straight-line method over a period of 7 to 10 years.

Billboards

Billboards are depreciated according to the method of depreciation prevailing in the countries concerned in accordance with local regulations and economic conditions.

The main method of depreciation is the straight-line method over a period of 2 to 10 years.

In France, standard billboards are depreciated according to the accelerated method over 4 years.

Structural street furniture maintenance costs are capitalized and depreciated over a period equal to half of the useful economic life of the street furniture, where such costs result in the extension of the furniture useful life compared to the furniture economic life initially planned.

1.8. VALUATION OF TANGIBLE AND INTANGIBLE FIXED ASSETS AND OF GOODWILL

The value of assets (intangible, tangible assets and goodwill) is assessed at the end of the accounting year based on future profitability prospects and on the comparison between the carrying amount of assets and their fair value so as to determine, if necessary, whether an impairment loss should be recognized. This fair value is measured at the level of each segment of activity (Billboard, Street Furniture and Transport), notably on the basis of discounted future cash flows derived from the use of the assets, of their residual value and of the synergies expected by the Group.

The methodology used is the following:

- targeting of affiliates for which there is an indication that their assets may be impaired. This analysis is based, for the Street Furniture and Transport activities, on a projection of the 2003 EBITDA over the residual duration of the contracts. For the Billboard activity, a 15 year duration is used and the residual value of assets is taken into account.
- review of the affiliates which were targeted further to the process described in the previous paragraph. An analysis of the fair value of the assets of these affiliates is carried out based on the discounted future cash flows derived from the use of these assets. The following assumptions are used:
  - cash flow projections are based on group financial budgets / forecasts,
  - residual duration of Street Furniture and Transport contracts is more accurately approached using a probability of renewal at contract expiration,
  - the duration used for the Billboard activity (i.e. 15 years) is left unchanged and the residual value of assets is taken into account,
  - the discount rate used is the Weighted Average Cost of Capital (8.5%);
- comparison within each segment of activity (Billboard, Street Furniture and Transport) between the fair values and the carrying amounts of assets. The fair value, to be compared, is the sum of the fair values of the affiliates belonging to this segment.

As of December 31, 2003, the review of the value of assets, following the above-described methodology, did not lead to the recognition of an impairment loss.

In other respects, under some exceptional circumstances (loss of a specific contract with low synergies within its segment of activity), the Group may recognize an impairment loss at the affiliate level rather than at the segment of activity level. As such, an extraordinary amortization amounting to €4 million was recognized in 2003.

1.9. INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES

This item consists of equity interests in companies which did not show any activity during the 2003 fiscal year, or on which the Group has no significant influence or lastly which would not significantly contribute to the consolidated financial statements, as a result, in particular, of the predominance of intra-Group transactions recorded in their accounts.

Depreciation allowances are booked for impairment of investments in non-consolidated affiliates and long-term investment securities when their realizable or going concern values assessed investment by investment become lower than their historical cost. The realizable and going concern values take into account the share in equity and the profitability prospects.

1.10. INVENTORIES

Inventories mainly consist of:

- street furniture or billboards in kit form or partially assembled,
- parts necessary for the maintenance of installed street furniture.

Inventories are valued on the basis of the weighted average cost, which may include internal assembly costs. Depreciation allowances are booked for impairment, as needed, when as a result of business prospects, their realizable value is less than their book value.

1.11. PROVISIONS FOR BAD DEBT

A provision for bad debt is recorded when the collection value of receivables is less than the book value.

1.12. MARKETABLE SECURITIES

Marketable securities are stated at the lower of cost or market values. If the value of marketable securities at year-end shows an overall capital loss by class of securities, a depreciation allowance is recorded for the same amount.

1.13. PROVISION FOR RETIREMENT BENEFITS AND OTHER BENEFITS

The Group's obligations resulting from defined benefit plans, as well as their cost, are determined under the projected credit unit method.

This method consists in measuring the obligation in accordance with the projected wage at the end of the working life and the rights acquired at the valuation date, determined in accordance with the collective agreements, branch agreements or legal rights in force.

The actuarial assumptions used to determine the obligations are based on the economic conditions prevailing in the country of the plans and the demographic assumptions adapted to each company.

These benefit plans are either funded, their assets being managed by an entity legally separate from the Group, or partially funded or unfunded, their obligations being covered by a provision in the balance sheet.

For post-employment defined benefits, actuarial gains or losses exceeding the greater of 10% of the present value of the defined benefit obligation or of the fair value of the related plan assets are recognised as an expense or a profit over the remaining average working lives of the Group's employees. Past service costs are recognised as an expense, on a straight-line basis, over the average period until the benefits become vested.

For long term benefits, actuarial gains or losses and past service costs are recognised as an expense or a profit immediately when they occur.

1.14. TURNOVER

Group turnover mainly consists in sales of advertising spaces on street furniture equipment, billboards and advertising in transport systems.

Advertising space turnover, rentals and services provided are recorded as turnover for the period in which the service is performed.

Turnover resulting from the sale of advertising spaces is recorded on a net basis after deduction of commercial rebates. For the billboard line of business and in some countries, commissions are paid by the Group to advertising agencies and buying groups when they are intermediaries between the Group and advertisers. These commissions are in this case deducted from the turnover. In agreements where the Group pays variable rents or pays back a part of its advertising revenues to franchisers, the Group classifies gross advertising revenues as turnover and books rents and the sales part repaid as operating charges.

1.15. NON-RECURRING INCOME / LOSS

Non-recurring gains and losses consist of significant items which, in light of their type, their unusual nature and their non-recurrence cannot be considered as inherent to the recurring operating activity of the Group, such as capital gains and losses on sales and related charges, miscellaneous penalties or exceptional fixed asset depreciation.

1.16. CURRENT AND DEFERRED INCOME TAX

The Group records deferred tax resulting from temporary differences in the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Using the liability method, deferred tax is calculated by applying the most recent applicable tax rate. Deferred tax assets are subject to a valuation allowance when they are unlikely to be used within a reasonable time frame.

The income tax charge in the consolidated income statement corresponds to the current tax due by each consolidated taxable entity, adjusted for deferred tax.

The amount of deferred tax recorded results mainly from consolidation adjustments (standardization of Group accounting principles and amortization/depreciation periods for tangible and intangible assets), from temporary differences between accounting and taxable income. Deferred tax assets on tax losses carried forward are systematically computed, and are subject to a depreciation allowance when their recoverability over a reasonable period is not quite certain.

1.17. FINANCIAL INSTRUMENTS

Interests relating to swaps of rates, caps and floors contracted in order to hedge the risk of interest rate are included in the financial result. Premiums related to the caps and floors are recorded as deferred charges and are recognized over the lifespan of the hedge contract. The fair market value of such instruments is subject to a specific disclosure within the Notes related to off-balance sheet commitments.

Latent profits and losses induced by future exchange transactions, set up to cover the exchange rate risk, are taken into account in the financial result of the Group. They compensate for the latent losses or profits on the hedged elements.

1.18. FINANCE AND OPERATING LEASES

The Group does not refer to the preferential method (according to Regulation No. 99-02 of the French Accounting Regulations Committee on consolidated financial statements) which consists to restate finance lease contracts in the consolidated accounts. For the first time adoption of the international financial reporting standards, the Group launched a survey to identify such operations that are individually material. A disclosure on the Group's commitments relating to all lease contracts is included in note 4.2. regarding off-balance sheet commitments.

1.19. EARNINGS PER SHARE

Earnings per share are computed based on the weighted average number of shares excluding stock options.

The calculation of this indicator after dilution takes into account the weighted average number of shares as well as the weighted average number of stock options granted during the fiscal year. The weighted average number of treasury shares bought is deducted from the weighted average number of shares taken into account for the calculation of the ratio.

2. COMMENTS ON THE BALANCE SHEET

2.1. SCOPE OF CONSOLIDATION

The main changes that took place during the 2003 year are as follows:

Entries into the scope of consolidation

The company Europlakat International (50% consolidated under the proportional method) acquired for a price of €6.1 million, 100% of the AQMI company, which has itself acquired for €4.0 million, 100% of the Alma Quattro company, leader in outdoor advertising in Serbia-Montenegro. Both companies are consolidated under the proportional method since the first semester of the year 2003.

The recently created ADR Advertising company (Italy) results from the partnership with the airports of Rome in order to develop the sales of advertising space. It has been consolidated for the first time following the proportional integration method since the first semester of the year 2003.

The Austrian companies JCDecaux Invest Holding and JCDecaux Sub Invest Holding have been consolidated for the first time in 2003. Their creation has allowed the demerger of the company JCDecaux Central Eastern Europe (JCD CEE) that occurred August 13, 2003 in the context of the end of the cooperation agreement signed with B&C Holding.

As of December 31, 2002, JCDecaux Deutschland already held a 11.12% interest in the German group Wall AG. At the end of October 2003, it purchased an additional 23.88% interest at a price of €41.9 million, totalling 35% of the share capital. As a consequence, Wall AG is consolidated following the equity method.

At the end of November 2003, JCDecaux North America purchased 50% of the shares of Wall Holdings Inc in the USA at a price of €5.6 million. This company holds 100% of Wall USA Inc (USA). Both companies are consolidated following the equity method.

The company Viacom outdoor JCDecaux Street Furniture Canada Ltd, joint venture with Viacom has been consolidated following the proportional method for the first time in 2003.

Change in percentage of ownership

On May 28, 2003, JCDecaux Airport France acquired the remaining 40% in JCDecaux Airport Media GmbH (Germany) for an acquisition price of €0.5 million. This operation changed the percentage of ownership in the JCDecaux Airport Media GmbH company to 100%.

In November 2003, JCDecaux España purchased 25% of the shares of JCDecaux & Sign (Spain) for a price of €5.7 million. As a consequence of this additional purchase JCDecaux & Sign is 100% held by JCDecaux España.

The JCDecaux Group and B&C Holding have decided to put an end to their partnership agreement in Austria and in Central Europe, concluded in April 2001. The put option has been exercised by B&C Holding for €138 million. Following this operation which took place in August 2003, JCDecaux SA holds directly 30% of the company Affichage Holding and through its 100% owned subsidiary JCDecaux Central Eastern Europe Holding GmbH, 67% of the company Gewista. Therefore, the Group's interest in the subsidiaries held by Gewista have all increased.
This operation leads to the recording of a goodwill amounting to €111.8 million.

Exit from the scope of consolidation

Three Polish companies (Aussenwerbung Polen GmbH, Europlakat Polska Sp Zoo and Media System Sp Zoo) in the sector of large format billboard were sold in 2003.

Others

Until June 30, 2003, the Unicom Group in which the company Europoster BV held a 50% interest had been consolidated following the equity method. Since July 1, 2003, four subsidiaries of this group are consolidated following the proportional method, namely: Univier Communications BV in the Netherlands, Unicom Eesti OU in Estonia, Unicom Baltic UAB in Lithuania and Unicom Baltic SIA in Latvia.

The impact on the turnover due to the changes in the consolidation scope during the accounting period is €4.5 million, including an increase of €4.2 million for the transport sector, of €3.4 million for the Street Furniture sector and a decrease of €3.1 million for the Billboard sector.

2.2. GOODWILL

As of December 31, 2003, goodwill represented €1,479.5 million in gross value and its cumulated amortization amounted to €300.9 million.

The net book value of goodwill recorded in 2003, 2002 and 2001 breaks down as follows:

(in million euros)

	12/31/2003	12/31/2002	12/31/2001
Media Communication Outdoor Advertising (Avenir division)	590.4	623.0	662.7
Goodwill arising from shares contributed by JCD Holding and minority shareholders in 2000	117.3	124.3	131.3
Austria, Switzerland and Central Europe partnerships [1]	259.5	155.7	155.4
IGP partnership (Italy)	39.7	42.0	44.2
Planigrama purchasing (Spain)	13.3	17.0	5.7
Univier Communications BV – The Netherlands (Unicom Baltics countries partnership)	7.7	7.5	
Wall shares (35% in Wall AG and 50% in Wall USA)	52.1		
Others	98.6	110.5	106.0
Total	1,178.6	1,080.0	1,105.3

(1) Including in 2003 the additional goodwill subsequent to the end of the joint agreement between the JCDecaux SA Group and B&C Holding in Austria and in Central Europe. Following this operation which took place in August 2003, JCDecaux SA holds directly 30% of Affichage Holding and through its 100% owned subsidiary JCDecaux Central Eastern Europe Holding GmbH, 67% of Gewista. It also includes the goodwill on Alma Quattro (Serbia-Montenegro).

The variation of the goodwill in 2003 breaks down as follows:

(in million euros)

	Net value
As of January 1, 2003	**1,080.0**
New goodwill arising during 2003	**171.7**
JCDecaux Central Eastern Europe Gmbh	111.8
Wall AG	47.2
Wall Holdings Inc	5.1
Alma Quattro	4.0
Others	3.6
Amortization and impairment of goodwill	(71.8)
Exchange gains/losses	(1.3)
As of December 31, 2003	1,178.6

2.3. TANGIBLE ASSETS

Breakdown by type of asset

(in million euros)	Gross value 12/31/2003	Depreciation or provisions 12/31/2003	Net value 12/31/2003	Net value 12/31/2002	Net value 12/31/2001
Land	31.2	1.6	29.6	30.9	34.8
Buildings	77.7	44.4	33.3	37.9	38.3
Technical installations, tools and equipment	1,572.0	1,022.2	549.8	580.8	615.7
Other	220.0	168.9	51.1	62.0	65.7
Fixed assets in progress	11.5	0.4	11.1	10.2	16.6
Advances and deposits	0.4		0.4	0.5	2.1
Total	1,912.8	1,237.5	675.3	722.3	773.2

As of December 31, 2003 gross tangible assets amounted to €736.6 million in France and €1,176.2 million in foreign countries compared respectively to €708 million and €1,143 million as of December 31, 2002. As of December 31, 2003 gross tangible assets in foreign subsidiaries include notably €197.1 million in the United Kingdom, €136.4 million in Germany, €124.8 million in Spain, €100.2 million in Portugal and €94.1 million in Belgium.

Change in gross value

(in million euros)	Land	Building	Technical installation, tools & equipment	Others	Total
As of January 1, 2001	32.5	88.9	1,161.7	217.3	1,500.4
Changes in the consolidation scope	0.2	7.5	81.6	6.3	95.6
Capitalized maintenance (opening)			13.9		13.9
Capitalized maintenance (2001 fiscal year)			25.3		25.3
Acquisitions	2.2	5.6	200.2	41.0	249.0
Sales	(6.0)	(22.4)	(50.0)	(7.8)	(86.2)
Translation adjustments	0.5	0.2	3.9	1.2	5.8
Reclassifications (1)	5.4	(3.9)	15.9	(21.8)	(4.4)
As of December 31, 2001	34.8	75.9	1,452.5	236.2	1,799.4
Changes in the consolidation scope	0.0	0.0	7.3	1.2	8.5
Capitalized maintenance (2002 fiscal year)			22.2		22.2
Acquisitions	0.0	2.4	111.0	20.8	134.2
Sales	(0.4)	(2.5)	(50.1)	(11.3)	(64.3)
Translation adjustments	(1.8)	(0.4)	(42.9)	(4.5)	(49.6)
Reclassifications (1)	0.1	2.9	5.0	(7.4)	0.6
As of December 31, 2002	32.7	78.3	1,505.0	235.0	1,851.0
Changes in the consolidation scope			(0.3)	0.1	(0.2)
Capitalized maintenance (2003 fiscal year)			21.4		21.4
Acquisitions	1.5	0.7	97.3	21.8	121.3
Sales	(0.8)	(0.8)	(31.6)	(9.8)	(43.0)
Translation adjustments	(2.2)	(0.5)	(30.1)	(4.2)	(37.0)
Reclassifications (1)			10.3	(11.0)	(0.7)

2.4. FINANCIAL INVESTMENTS

These consist of shares in equity affiliates, investments in non-consolidated subsidiaries, loans to non-fully consolidated companies and other investments.

Breakdown (net book value)

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Shares in equity affiliates	55.0	49.2	45.6
Shares in non-consolidated subsidiaries [1]	5.8	21.5	24.0
Loans	9.4	4.0	6.6
Related receivables	0.6	0.4	3.9
Other investments	5.1	4.7	7.2
Total	75.9	79.8	87.3

(1) The decrease of €15.7 million in investments between 2002 and 2003 is mainly related to the consolidation of Wall AG as an equity affiliate.

Shares in equity affiliates

(in million euros)	% of interest as of 2003	12/31/2003	12/31/2002	12/31/2001
Switzerland				
Affichage Holding	30.00%	42.6	45.7	44.1
The Netherlands				
Univier Communications BV [1]	50.00%	0.0	1.6	0.0
Germany				
Nuremberg	35.00%	2.0	1.8	1.4
Ilg Aussenwerbung Zacharias	10.00%	0.1	0.1	0.1
Wall AG	35.00%	10.6		
United States of America				
Wall Holding / Wall USA Inc.	50.00%	(0.3)		
Total		55.0	49.2	45.6

(1) This company was acquired in 2002. It is consolidated under the proportional method from July 1, 2003 onwards.

Changes in shares in equity affiliates

(in million euros)	12/31/2002	2003 Income	2003 Dividends	2003 Acquisitions	Translation	12/31/2003
Affichage Holding	45.7	3.7	(3.7)		(3.1)	42.6
Nuremberg	1.8	0.6	(0.4)			2.0
Ilg Aussenwerbung Zacharias	0.1	0.0			0.0	0.1
Wall AG		0.3		10.3		10.6
Wall Holding / Wall USA Inc.		(0.2)		(0.1)	0.0	(0.3)
Peron Reklam Kft		0.0			0.0	0.0
Univier Communications BV	1.6	0.5		(2.1)		0.0

Shares in non-consolidated subsidiaries

(in million euros)	% Capital	Income 2003	Equity 12/31/03 (1)	Gross value of shares as of 12/31/03	Net value of shares as of 12/31/03
France					
Gommage & Aspiration	79.93%	0.0	(0.5)	0.2	0.0
Affimétrie	33.00%	0.0	0.0	0.2	0.2
Austria					
ARGE Autobahnwerbung (2)	50.00%	1.0	0.5	0.1	0.1
Objekt Werbung GmbH	25.00%	0.3	(0.5)	0.9	0.6
Italy					
Ser Com	51.00%	0.2	0.4	0.1	0.1
SIPA	49.00%	0.2	0.5	0.3	0.3
ASPE	49.00%	0.2	0.3	0.2	0.2
Pubblisuccesso Lombardia	100.00%	0.0	0.3	0.1	0.1
Czech Republic					
ISPA Brno Spol SRO	100.00%	0.0	0.0	0.3	0.3
Slovenia					
N.B.S.H. Proreklam-Europlakat Prishtina	60.00%	0.0	0.2	0.0	0.0
Asia-Pacific					
JCDecaux Macao	80.00%	0.1	0.2	0.1	0.1
Pearl & Dean Pty Ltd and Pearl & Dean Fidji	100.00%	0.0	3.5	3.6	3.6
Others				0.5	0.2
Total				6.6	5.8

(1) Equity excluding 2003 net income.
(2) 2002 Data for the income and the equity.

2.5. INVENTORIES

(in million euros)

	12/31/2003	12/31/2002	12/31/2001
Gross value of inventories	109.8	104.8	127.8
Depreciation allowances	(14.4)	(12.2)	(14.4)
Net value of inventories	95.4	92.6	113.4

The gross value of inventories as of December 31, 2003 decreased by €1.4 million for the French companies and increased by €6.4 million for foreign companies, mainly in Austria for €6.7 million (street furniture stocked for the contract of Vienna).

2.6. TRADE RECEIVABLES AND PROVISION FOR DEPRECIATION OF RECEIVABLES

(in million euros)

	12/31/2003	12/31/2002	12/31/2001
Receivables (Gross value)	417.0	436.4	440.1
Provision for depreciation	(30.3)	(33.3)	(30.3)
Receivables (net value)	386.7	403.1	409.8

As of December 31, 2003, the gross value of receivables decreases by €18.5 million for the French companies and by €0.9 million for foreign companies.

2.7. OTHER RECEIVABLES

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Other operating receivables	19.6	17.2	14.1
Allowances for other operating receivables	(0.4)	(0.1)	(0.3)
Miscellaneous receivables	9.6	8.3	16.5
Allowances for miscellaneous receivables	(1.7)	(0.8)	(0.8)
Miscellaneous tax receivables	46.9	31.8	42.5
Receivables on assets	0.1	0.2	4.1
Advances and deposits paid	6.1	7.2	11.4
Prepaid expenses	45.2	46.5	49.9
Deferred expenses	16.3	16.4	14.8
Total other receivables	**143.8**	**127.6**	**153.3**
Total allowances on other receivables	**(2.1)**	**(0.9)**	**(1.1)**
Net other receivables	141.7	126.7	152.2

As of December 31, 2003, miscellaneous tax receivables have increased by €15.1 million. JCDecaux SA contributes mainly to this increase for an amount of €18.2 million.

2.8. MARKETABLE SECURITIES

(in million euros)	12/31/2003	12/31/2002	12/31/2001
France	85.3	73.0	128.4
Spain		8.7	9.6
Finland	0.5	0.5	2.2
Portugal	0.1	0.2	0.7
Germany			0.2
Total	85.9	82.4	141.1

The difference between the book value and the market value of marketable securities is not material.

2.9. NET DEFERRED TAX

2.9.1. Deferred tax recorded

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Deferred tax assets (net of provision for depreciation)	15.0	29.7	46.4
Deferred tax liabilities	(16.5)	(20.7)	(27.4)
Total	(1.5)	9.0	19.0

The €10.5 million decrease in the net deferred tax position as of December 31, 2003, mainly comes from France for €11.6 million and from United States for €6.5 million, whereas the increase comes from England for €2.1 million, from Spain for €1.3 million, from Austria for €1.1 million, from Belgium for €0.9 million and from The Netherlands for €0.4 million.

2.9.2. Unrecognized deferred tax assets on tax losses carried forward

The amount of deferred tax assets computed on the basis of tax losses carried forward, and fully depreciated amounts to €35.8 million as at December 31, 2003 (vs. €26.8 million as at December 31, 2002). This change of €9 million comes mainly from subsidiaries in the USA for €5.8 million, JCDecaux España (Spain) for €0.5 million, Red Portuguesa (Portugal) for €0.5 million and JCDecaux Uruguay (Uruguay) for €0.5 million.

2.10. CHANGES IN STOCKHOLDERS' EQUITY

(in million euros)	Capital	Premium	Consolidated reserves	Total
Equity as of December 31, 2000	2.7	244.2	377.0	623.9
Change in net equity of JCDecaux SA [1]	0.7	679.0		679.7
Net income for the period			10.2	10.2
Dividends paid [2]				
Purchase from minority shareholders and merger of JCDecaux SA			13.0	13.0
Change in translation adjustments			(4.9)	(4.9)
Equity as of December 31, 2001	3.4	923.2	395.3	1,321.9
Net income for the period			26.0	26.0
Dividends paid [2]				
Purchase of treasury shares [3]			(2.1)	(2.1)
Change in translation adjustments			(32.4)	(32.4)
Equity as of December 31, 2002	3.4	923.2	386.8	1,313.4
Net income for the period			40.9	40.9
Dividends paid [2]				
Changes in accounting methods [4]			(4.5)	(4.5)
Change in translation adjustments			(16.0)	(16.0)
Equity as of December 31, 2003	3.4	923.2	407.2	1,333.8

(1) The JCDecaux Group went public on June 21, 2001. The expenses related to the Initial Public Offering were allocated to the share premium net of tax.
(2) The company has not paid out any dividends.
(3) In 2002, JCDecaux SA bought 200,000 of its own shares (treasury shares) in August and October 2002 for a total price of €2.1 million.
(4) Post employment and long term benefits.

The share capital is as of December 31, 2003 composed of 221,400,760 shares.

2.11. CHANGE IN MINORITY INTERESTS

(in million euros)

	2003	2002	2001
Equity (minority interests) as of January 1	64.2	68.8	47.5
Net income for the period	14.2	17.5	18.4
Dividends paid	(7.9)	(12.2)	(12.6)
Change in translation adjustments	(0.7)	0.2	0.8
Changes in consolidation scope	(38.3)	(10.1)	27.7
Changes in accounting methods	(0.1)		
Purchase of minority rights resulting from merger JCDecaux SA			(13.0)
Equity (minority interests) as of December 31	31.4	64.2	68.8

2.12. LOSS AND CONTINGENCY PROVISIONS

Loss and contingency provisions break down as follows:

(in million euros)

	12/31/2003	12/31/2002	12/31/2001
Loss and contingency provisions	86.4	72.0	73.5
Provisions for retirement and other benefits	28.2	10.6	9.9
Total	114.6	82.6	83.4

Changes in loss and contingency provisions

(in million euros)

	12/31/2002	Allowances	Adjustment	Change on accounting policy	Reclassification	Exchange gain/loss	12/31/2003
Provisions for risks	16.4	8.8	(6.1)	0.0	4.7	(0.3)	23.5
Provisions for dismantling (1)	51.6	11.4	0.0	0.0	(0.9)	(0.6)	61.5
Provisions for retirement and other benefits	10.6	3.6	0.0	6.7	7.4	(0.1)	28.2
Provisions for restructuring	2.1	0.0	(0.3)	0.0	(1.6)	0.0	0.2
Provision charges	1.9	0.5	(1.2)	0.0	0.0	0.0	1.2
Total Provisions	82.6	24.3	(7.6)	6.7	9.6	(1.0)	114.6

(1) Loss and contingency provisions consist mainly of provisions for dismantling costs in respect of street furniture. They are calculated at the end of each accounting period and are based on the size of the pool of street furniture currently in use and their unitary dismantling cost (labor, cost of destruction and restoration of ground surfaces). The provisions for dismantling costs are spread over the duration of each agreement.

There is no material reversal in 2003 not related to actual charges.

Upon termination of a contract, 100% of the dismantling costs is set aside as a provision. Dismantling provisions being reestimated at year-end, a net depreciation is recorded in the financial year.

Provisions related to litigation represent an amount of €10.4 million as at December 31, 2003. All litigation in the Group has been reviewed by the Group's Legal Department. Risks related to litigation have been evaluated on a case by case basis depending on accusers' claims, on lawyers' opinions and on first instance verdicts from the court.

Other provisions consist in particular of restructuring provisions for an amount of €0.2 million, of provisions on social contingencies for an amount of €1.6 million.

Provision for retirement benefits and other benefits

The Group's defined employee benefit obligations mainly consist in retirement benefits (legal termination benefits, pensions and other retirement benefits for MDs of some Group's companies) and other long term benefits paid during the working life such as long service awards.

The Group's retirements benefits are mainly related to France, United Kingdom, Netherlands and Austria.

In France, the termination benefits paid at the retirement date are calculated in accordance with the "Convention Nationale de la Publicité" (Collective Bargaining Agreement for Advertising). A part of the obligation is covered by contributions made to an external fund by the French companies of the JCDecaux Group.

In the United Kingdom, retirement obligations mainly consist in a pension plan previously open to some employees of the company JCDecaux United Ltd. In December 2002, the related vested benefits have been frozen.

In Austria, employee benefits are mainly termination benefits.

In The Netherlands, retirement obligations mainly relate to a pension plan partially covered by the contributions paid to a separate entity.

Eventually, two multi-employer defined benefit plans have been identified in Sweden (ITP) and in Finland (TEL). These plans have not been valuated in so far as, first, they are national plans for whose the necessary information are not available at this date, secondly, the TEL plan is ranked as a social security plan.

Provisions are calculated according to the following assumptions:

	12/31/2003
Discount rate	4.9% - 7%
Estimated annual rate of increase in future salaries	2% - 4%
Estimated annual rate of increase in future compensation	2% - 3%
Expected return of related plan assets	5% - 8%
Expected average remaining working lives of employees	14 - 15 years

The retirement benefits and other long term benefits (before tax) are analysed as follows:

(in million euros)	Retirement benefits unfunded	Retirement benefits funded	Other benefits	Total
Change in benefit obligation				
Opening balance	7.4	42.5	2.3	52.2
Service cost	0.5	1.4	0.2	2.1
Interest cost	0.4	2.4	0.1	2.9
Amendments in plans	1.6	3.2		4.8
Actuarial gains/losses	(0.1)	0.0	0.1	(0.0)
Benefits paid	(0.6)	(1.0)	(0.1)	(1.7)
Other (exchange gains/losses)	0.0	(2.4)		(2.4)
Benefit obligation at the end of the period	9.2	46.1	2.6	57.9
including France	*5.6*	*11.7*	*1.3*	*18.6*
including other countries	*3.6*	*34.4*	*1.3*	*39.3*
Change in plan assets				
Opening balance		25.4		25.4
Actual return on plan assets		2.9		2.9
Employer contributions		1.3		1.3
Benefits paid		(0.7)		(0.7)
Other (exchange gains/losses)		(1.5)		(1.5)
Fair value of assets at the end of the period		27.4		27.4
including France		*3.9*		*3.9*
including other countries		*23.5*		*23.5*
Provision				
Funded status	9.2	18.7	2.6	30.5
Unrecognised actuarial gains/losses	0.1	1.3		1.4
Unrecognised past service cost	(1.5)	(3.2)		(4.7)
Provision at the end of the period (1)	7.8	16.8	2.6	27.2
including France	*4.0*	*4.6*	*1.3*	*9.9*
including other countries	*3.8*	*12.2*	*1.3*	*17.3*
Net periodic pension cost				
Service cost	0.5	1.4	0.2	2.1
Interest cost	0.5	2.3	0.1	2.9
Expected return on plan assets		(1.5)		(1.5)
Net actuarial gains/losses recognised in the year			0.1	0.1
Net past service cost recognised in the year		0.1		0.1
Charge of the year	1.0	2.3	0.4	3.7
including France	*0.5*	*1.1*	*0.2*	*1.8*
including other countries	*0.5*	*1.2*	*0.2*	*1.9*

(1) The amount of €27.2 million includes €28.2 million of provisions accrued as a liability in the balance sheet and €1 million of reimbursement rights relating to a retire-

Unrecognised actuarial gains as at December 31, 2003 amounts to €1.4 million and are nearly exclusively related to the British funds.

The line "amendments in plans" corresponds to the surplus resulting from the application of Fillon's law and is recognised over the average period until the benefits become vested. Unrecognised past service cost as of December 31, 2003 amounts to €4.7 million.

In fiscal year 2003, the net movements of employee benefit obligations are as follows:

(in million euros)	2003
January 1, 2003	**26.8**
Charge of the year	3.7
Exchange gains/losses	(1.0)
Contributions paid	(1.3)
Benefits paid	(1.0)
December 31, 2003 (1)	**27.2**

(1) The amount of €27.2 million includes €28.2 million provision accrued as a liability in the balance sheet and €1 million of reimbursement rights relating to a retirement benefit plan.

The breakdown of the related plan assets is as follows:

As of December 31, 2003

(in million euros)	Amount	%
Shares	15.8	58%
Bonds	8.6	31%
Real estate	0.7	3%
Others	2.3	8%
Total	27.4	100%

2.13. LONG-TERM DEBT

(in million euros)	12/31/2003	12/31/2002	12/31/2001
Bonds	375.0		
Bank borrowings	394.6	737.7	896.5
Miscellaneous facilities and other long-term debt	11.2	8.3	12.2
Total	780.8	746.0	908.7

JCDecaux SA issued a US private placement in 2003. Therefore, the Group's main sources of funding consist in bonds and bank facilities.

The outstanding amount as of December 31, 2003 is as follows:

- US private placement issued in 2003, maturing between 2010 and 2015, with an outstanding amount as of December 31, 2003 of €375 million.
- Tranche A of JCDecaux SA syndicated facility, set-up in 2000, amortizing in semi-annual installments until 2005, with an outstanding amount as of December 31, 2003 of €320 million, following the early repayment of €163 million made in June 2003.
- Bank loans held by JCDecaux SA's direct and indirect subsidiaries, for a total amount of €74.6 million.

Other borrowings and miscellaneous facilities consist in (i) shareholder loans held by subsidiaries not fully owned by the Group and granted by the other shareholders of such entities, for a total amount of €8.1 million; (ii) accrued interest related to the Bonds and Bank Borrowings and accrued interest related to shareholder loans, for a total amount of €3.1 million.

In addition to the Bonds and Bank Borrowings outstanding as of December 31, 2003, the Group had a total of €1,051.6 million unused confirmed credit lines:

- Tranche B of JCDecaux SA syndicated facility, set-up in 2000, maturing in 2005, for €501.6 million. It is JCDecaux SA's intention to fully cancel this line in 2004.
- Credit line set-up by JCDecaux SA in December 2003, for €550 million, maturing in 2008. The first drawing under this line can only be performed upon repayment of Tranche A of the syndicated facility set-up in 2000. Tranche A was fully repaid in January 2004.

JCDecaux SA's sources of funding are confirmed, but they contain various restrictive covenants. The non compliance with such covenants could accelerate the maturity of such sources of funding.

- Those covenants limit the Group's ability, among other things, to:
  - create liens on assets,
  - sell assets,
  - set-up third-party debt at JCDecaux's subsidiaries level (US private placement and credit line set-up in 2003 only),
  - pay dividends greater than 30% of consolidated net income for the previous fiscal year (syndicated facility set-up in 2000 only),
  - extend the Group's business to activities non related to outdoor business (syndicated facility set-up in 2000 and 2003 only).
- They require the Group to maintain specific financial ratios:
  - Interest coverage ratio: consolidated EBITDA / consolidated net financial interest expense > 3.5 and 5 to 1,
  - Consolidated net debt coverage ratio: consolidated net indebtedness / consolidated EBITDA < 3.5 to 1.

As of December 31, 2003, the Group was in compliance with both criteria, with an interest coverage ratio of 14.8 and consolidated net debt coverage ratio of 1.5.

- They limit changes in the control of JCDecaux SA.

Maturity of medium and long-term debt (excluding unused confirmed credit lines)

(in million euros)

	12/31/2003	12/31/2002	12/31/2001
Less than one year [1]	345.5	210.4	205.4
More than one year and less than 5 years	35.4	509.0	692.0
More than 5 years	399.9	26.6	11.3
Total	780.8	746.0	908.7

(1) The €345.5 million maturing in less than one year include €320 million of Tranche A of JCDecaux SA's syndicated facility set-up in 2000. This Tranche A has been fully repaid in January 2004 and replaced by a draw down under the credit facility set-up in 2003 and maturing in 2008. Therefore, the Group switched a significant portion of its debt maturing in less than one year into debt maturing between more than one year and less than five years.

Breakdown of medium and long-term debt by currency

Breakdown by currency, before basis and currency swaps

(in million euros)

	12/31/2003	12/31/2002	12/31/2001
Euro	513.2	689.1	849.0
US Dollar	225.0	0.0	0.0
Danish Krone	15.4	18.6	20.7
Norwegian Krone	5.5	6.2	3.6
Australian Dollar	4.8	19.1	23.4
Swedish Krone	0.0	0.0	0.4
British Pound	1.0	1.1	6.5
Thai Baht	3.4	3.4	0.4
Japanese Yen	4.9	4.3	4.7
South Korean Won	1.4	1.4	0.0
Chilean Peso	4.6	2.8	0.0
Others	1.6	0.0	0.0
Total	780.8	746.0	908.7

Breakdown by currency, after basis and currency swaps

As of December 31, 2003

(in million euros)

	Amount	%
Euro	656.6	84%
US Dollar	60.3	8%
Danish Krone	20.0	3%
Norwegian Krone	8.1	1%
Australian Dollar	4.8	1%
Swedish Krone	1.6	0%
British Pound	9.4	1%
Thai Baht	3.4	0%
Japanese Yen	4.9	1%
South Korean Won	1.4	0%
Chilean Peso	4.6	1%
Czech Koruna	4.0	1%
Others	1.7	0%
Total	780.8	100%

Breakdown of medium and long-term debt by fixed/floating rate (excluding unused confirmed credit lines)

Breakdown before interest rate derivatives

(in million euros)

	12/31/2003	12/31/2002	12/31/2001
Fixed rate	256.5	35.7	14.4
Floating rate [1]	524.3	710.3	894.3
Total	780.8	746.0	908.7

(1) A portion of the floating medium and long-term debt is hedged, using financial instruments as described in note 4.1.

Breakdown after interest rate derivatives

As of December 31, 2003

(in million euros)

	Amount	%
Fixed rate or capped floating rate	192.4	25%
Floating rate	588.4	75%
Total	780.8	100%

3. NOTES TO THE INCOME STATEMENT

3.1. NET OPERATING EXPENSES

(in million euros)	2003	2002	2001
Purchases of materials, external charges and other net operating expenses	(787.6)	(820.3)	(820.0)
Taxes and duties	(17.4)	(18.4)	(16.8)
Payroll	(321.9)	(333.7)	(329.1)
Depreciation provisions net of releases	(16.4)	(15.7)	(6.6)
Depreciation allowances net of releases	(170.4)	(178.4)	(169.6)
Total	(1,313.7)	(1,366.5)	(1,342.1)

Research and development costs amounted to €8.3 million in 2003 against €9.8 million in 2002 and €13.8 million in 2001 and are included in "Purchases of materials, external charges and other net operating expenses".

3.2. NET FINANCIAL INCOME/LOSS

(in million euros)	2003	2002	2001
Interest on debt net of cash	(28.3)	(36.1)	(57.1)
Net foreign exchange gains and losses	(2.0)	(0.2)	4.3
Others	(1.7)	(0.4)	(0.3)
Total	(32.0)	(36.7)	(53.1)

The financial loss for 2003 amounted to €32 million, which implies an improvement of €4.7 million, as compared to 2002. Such improvement is due to (i) lower EURIBOR and US LIBOR rates; and (ii) a lower average net debt of the Group in 2003 as compared to 2002.

3.3. NON-RECURRING INCOME/LOSS

(in million euros)	2003	2002	2001
Net income from operations	(0.4)	(12.6)	(8.5)
Net income from capital transactions	2.6	(5.2)	10.6
Net releases and other net income	(2.5)	15.1	(7.9)
Total	(0.3)	(2.7)	(5.8)

Net income from capital transactions amounted to €2.6 million, including mainly a net profit €2.9 million in the United Kingdom arising from the sale of land carrying billboards, a net capital gain of €0.7 million arising from the sale of Polish companies, and a net loss of €1 million on sales of billboards and street furniture.

Net releases and other net income includes the provision for long service awards and other benefits provided during the employees' working life for an amount of €(2.3) million. These commitments, which were not recorded as provision in the previous accounting periods, have been recorded totally in 2003.

3.4. INCOME TAX

Breakdown between deferred and current taxes

(in million euros)	2003	2002	2001
Current taxes	(63.6)	(64.2)	(84.4)
Deferred taxes	(12.2)	(6.0)	34.6
Total	(75.8)	(70.2)	(49.8)

The effective tax rate before amortization of goodwill and before net income from equity affiliates, was 35% in 2001, 40.8% in 2002 and is 38.3% in 2003.

The €12.2 million of deferred taxes in 2003 include a €2.3 million net deferred tax expenses and a €9.9 million allowance for depreciation of deferred tax assets.

Breakdown of income taxes

(in million euros)	Income before tax	Taxes	Income after tax
Income from recurring operations	198.1	(77)	121.1
Non-recurring income	(0.3)	1.2	0.9
Income from consolidated companies before income from equity affiliates and amortization of goodwill	197.8	(75.8)	122.0

Tax on non recurring income includes tax exemption of net profit on sale of tangible assets in the United Kingdom for €2.9 million and in Ireland for €0.5 million, i.e. a total tax impact of €1 million.

Details of tax calculation

(in million euros)	2003	2002	2001
Consolidated net income	55.1	43.5	28.6
Income tax charge	(75.8)	(70.2)	(49.8)
Consolidated income before taxes	130.9	113.7	78.4
Amortization of goodwill	71.8	63.7	70.9
Long-term capital losses			
Share of net income from equity affiliates	(4.9)	(5.6)	(7.1)
Parent/subsidiary regime tax treatment	6.1	2.3	2.9
Miscellaneous	6.1	1.2	1.7
Net income before tax subject to the standard tax rate	210.0	175.3	146.8
Weighted Group tax rate	34.23%	34.65%	32.20%
Theoretical tax charge	(71.9)	(60.7)	(47.2)
Deferred tax on unrecognized tax losses	(9.0)	(16.3)	(30.6)
Additional local taxes	(0.3)	0.8	(2.1)
Use of unrecognized prior tax losses carried forward	2.4	1.1	7.4
Correction of deferred tax/previous years	2.0	3.9	
Impact of the USA restructuring			24.4
Miscellaneous	1.0	1.0	(1.7)
Total tax charge calculated	(75.8)	(70.2)	(49.8)
Tax charge recorded	(75.8)	(70.2)	(49.8)

3.5. NET INCOME FROM EQUITY AFFILIATES

(in million euros)	2003	2002	2001
Affichage Holding	3.7	4.7	6.3
Nüremberg	0.6	0.6	0.8
Univier Communications BV	0.5	0.3	
Wall AG	0.3		
Wall Holding/Wall USA Inc.	(0.2)		
Total	4.9	5.6	7.1

3.6. HEADCOUNT AND COMPENSATION OF EXECUTIVE OFFICERS

In 2003, the Group's headcount consisted of 6,915 people.

In 2002, the headcount was 7,079 compared to 7,336 in 2001.

As of December 31, 2003, the Group's share of headcount of companies consolidated following the proportional method is 213 people.

The breakdown of headcount for the financial year 2003, 2002 and 2001 is as follows:

	2003	2002	2001
Chief executives	104	109	119
Executives	766	770	792
Skilled employees	1,143	1,152	1,229
Employees	3,084	3,153	3,271
Workers	1,818	1,895	1,925
Total	6,915	7,079	7,336

The amount of remuneration paid to members of the Group's managing boards, the Executive and Supervisory Boards amount respectively to €5.9 million and €0.1 million in 2003, compared to €5.5 million and €0.1 million as for fiscal year 2002.

4. OFF-BALANCE SHEET COMMITMENTS

4.1. FINANCIAL INSTRUMENTS

The Group uses derivative products only for interest rate and foreign exchange rate hedging purposes.

4.1.1. Financial instruments related to bond issues

In connection with the issuance of its US private placement in 2003, JCDecaux SA raised funds, a portion of these funds, ($250 million) being denominated in US dollars and bearing a fixed coupon. As the Group did not generate such US Dollar funding needs and in compliance with its policy to have its medium and long term debt indexed on short term rates, JCDecaux SA entered into swap transactions combined with the issuance of its private placement:

- Interest rate swap: JCDecaux SA receives a fixed rate and pays a floating rate, on a nominal amount of $100 million, and with a maturity date in April 2010,
- Currency interest rate swap: JCDecaux SA receives a fixed rate denominated in US Dollar and pays a floating rate EURIBOR, on a nominal amount of (i) $150 million before swaps and (ii) €142 million after swaps, and with maturity dates between 2013 and 2015.

The market value of JCDecaux's portfolio of financial instruments related to bond issues was €(25.3) million as of December 31, 2003.

4.1.2. Interest rate risk (excluding financial instruments related to bond issues)

A significant portion of the Group's medium and long term debt is denominated in euros and indexed on floating rates. In order to limit the impact on its cost of funding of an increase in EURIBOR rates, the Group hedged part of its debt with caps, caps spreads and tunnels.

As of December 31, 2003, the positions held by the Group in euros are the following:

Hedging of JCDecaux SA's debt denominated in euros and indexed on floating rate (€612 million outstanding as of December 31, 2003):

- Caps purchased for €153 million, including €80 million of ratchet and partly knock-out caps; such caps maturing between October 2004 and April 2006; none were in the money on December 31, 2003;
- Caps sold for €35 million maturing in April 2006 ; none were in the money on December 31, 2003;
- Floors sold for €115 million maturing between October 2004 and April 2006; €80 million were in the money, based on a EURIBOR 3 month index of 2.124 % (as of December 31, 2003).

The impact of such transactions on JCDecaux SA's cost of funding's exposure to a change in EURIBOR rates will be:

Variation in % in EURIBOR rates vs rate as of December 31, 2003	(1)%	+1%	+2%	+3%
Impact in % on JCDecaux SA's cost of funding	(0.84)%	+0.86%	+1.75%	+2.57%

Hedging of subsidiary debt:

The Group has also implemented fixed rate swaps in Denmark for 60 million Danish Krones, maturing between December 2007 and January 2009, to hedge a bank loan denominated in Danish Krones and indexed on floating rates.

The market value of the Group's portfolio of interest rate instruments was €(2.3) million as of December 31, 2003.

4.1.3. Foreign exchange rate risk (excluding financial instruments related to bond issues)

The foreign exchange risk exposure of the Group is related to its business in foreign countries. Its is mainly related to financial activities (refinancing and cash deposits with foreign subsidiaries).

As of December 31, 2003, the hedging transactions implemented by the Group are the following (net positions):

(in million euros)	Currency	Amount
On commercial operations		
Forward purchase against	EUR	0.4
US Dollar	GBP	0.2
On financial operations		
Forward purchase against Euro (1)	USD	22.4
	HKD	2.9
	SGD	1.3
	JPY	0.8
Forward sales against Euro (2)	GBP	8.4
	DKK	4.6
	CZK	4.0
	NOK	2.7
	SEK	1.6

(1) Forward purchases of US dollars hedge the unused portion of JCDecaux SA's debt denominated in such currency (Tranche A of the US private placement issued in 2003), forward purchases of the other currencies hedge (i) loans granted to JCDecaux SA by its subsidiaries, pursuant to the Group's policy of cash centralisation; (ii) remaining cash in bank denominated in currencies at JCDecaux SA's level, swapped into euros.

(2) Forward sales hedge loans granted by JCDecaux SA or other French entities to their subsidiaries.

The market value of those foreign exchange instruments was €(3.3) million as of December 31, 2003.

4.2. OFF-BALANCE SHEET COMMITMENTS, OTHER THAN FINANCIAL INSTRUMENTS

(in million euros)	12/31/03	12/31/02
Commitments given (1)		
Business guarantees	64.0	69.3
Other guarantees	11.2	12.2
Pledges and mortgages	1.0	32.9
Commitments on shares	154.6	230.1
Total	230.8	344.5
Commitments received (1)		
Guarantees	1.5	3.8
Commitments on shares	128.2	236.6
Credit facilities	1,051.6	501.6
Total	1,181.3	742.0

(1) Excluding leases commitments.

Business guarantees consist in performance bonds granted mainly by JCDecaux SA directly to Cities and Airports or in connection with guarantees granted by banks or insurance companies, in the context of agreements.

The line "other guarantees" includes guarantees mainly granted by JCDecaux SA: (i) for payments related to building lease agreements, car renting facilities of its subsidiaries; (ii) as counter-guarantees of bank guarantees for guarantee facility granted by such banks to subsidiaries; (iii) for payments related to financial debt of non consolidated subsidiaries or subsidiaries consolidated following the equity method (iv) for payments related to financial debts of companies consolidated following the proportional method when the guarantee amount exceeds the Groups' percentage of ownership.

Guarantees received are mainly representations and guarantees on liabilities.

Commitments given and received on shares are namely granted and received in the context of external growth agreements.

JCDecaux SA Group and B&C Holding have decided to put an end to their joint agreement in Austria and in Central Europe, concluded in April 2001. B&C Holding has exercised, in August 2003, its put option for an amount of €138 million. Following this operation, the JCDecaux SA holds 30% of the company Affichage Holding and, via its 100% owned subsidiary JCDecaux Central Eastern Europe Holding GmbH, 67% of the company Gewista.

As of December 31, 2003, commitments given on shares consist, to the benefit of our different partners, of the following put options:

- put for an amount of €74 million with an exercise period from January 1, 2009 to December 31, 2009;
- put for an amount of €16.2 million with an exercise period in two steps: from March 1, 2004 to March 15, 2004 (25% of the shares) and from March 1, 2005 to March 15, 2005 (25% of the shares)
- call that may be exercised in the two following periods: from January 1, 2006 to December 31, 2006 or from January 1, 2008 to December 31, 2008 (35% of the shares). The exercise price will be determined in accordance with a contractual calculation formula and will be at least of an amount of €57.5 million;
- other diverse commitments: €4.8 million.

Furthermore, the Group commits itself to purchase, in 2006, shares (1.77%) for an amount estimated to €2.1 million.

The commitments received on shares consist, to our benefit, of:

- call for an amount of €16.2 million with an exercise period in two steps: from March 16, 2004 to March 30, 2004 (25% of the shares) and from March 16, 2005 to March 30, 2005 (25% of the shares);
- put with an exercise period from January 1, 2008 to December 31, 2008 (35% of the shares). The exercise price will be determined in accordance with a contractual calculation formula and will be at least of an amount of €38 million for the part representing 23.88% of the shares.

Furthermore, they include a commitment (€74 million) given by a strategic partner consisting in keeping its current shareholding in one of the Group's subsidiary until, at least, January 1, 2009.

Lastly, according to the partnership agreements signed, the Group benefits from preemptive rights which are not considered as commitments by the Group.

Credit facilities consist in (i) Tranche B of the syndicated facility set-up in 2000 for €501.6 million and (ii) the credit line set-up in 2003 for €550 million.

Leases commitments are as follows:

Contracts signed by the Group regarding the current operating activities are mainly as follows:

- leases on installation of billboards in private estates;
- contracts with municipalities, airports or transport companies, which give rise to payments of fixed rents or minimum guarantees;
- leases on buildings;
- lease contracts on vehicles.

Here below are the commitments given to lessors when the lease contracts come into force:

(in million euros)	< 1 year	> 1 and < 5 years	> 5 years [1]	Total
Operating lease	289.8	735.2	602.1	1,627.1
Finance lease	4.2	5.9	1.7	11.8
Total lease	294.0	741.1	603.8	1,638.9

(1) Until 2020.

5. SEGMENT REPORTING

5.1. BY LINE OF BUSINESS

Street Furniture

The Street Furniture line of business covers, in general, the advertising agreements relating to public property entered into with cities and local authorities. It also includes advertising in shopping malls, as well as the renting of street furniture, the sale of equipment, work, various maintenance and other services.

Billboard

The Billboard line of business covers advertising on private property, including both standard billboards and illuminated billboards. It also includes neon-type billboards.

Transport

The Transport line of business covers advertising in public transport systems, including airports, metros, buses, tramways and trains.

(in million euros)	Net revenues	EBITDA (1)	Net tangible assets
Street Furniture			
2003	837.0	348.5	505.8
2002	840.3	340.3	539.9
2001	798.2	306.4	590.0
Billboard			
2003	427.6	54.4	140.8
2002	442.6	55.4	150.1
2001	411.4	47.8	152.4
Transport			
2003	279.2	14.0	28.7
2002	294.8	9.6	32.3
2001	333.6	23.1	30.8
Total			
2003	1,543.8	416.9	675.3
2002	1,577.7	405.3	722.3
2001	1,543.2	377.3	773.2

(1) EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortization.

5.2. BY GEOGRAPHIC AREA

(in million euros)	Net revenues	EBITDA (1)	Net tangible assets
France			
2003	555.8	188.4	196.6
2002	570.9	185.2	219.7
2001	591.8	181.8	242.9
United Kingdom			
2003	220.3	39.2	95.9
2002	231.6	38.0	107.6
2001	220.9	35.1	122.5
Europe (excl. France & UK)			
2003	574.9	183.5	285.3
2002	568.9	192.9	296.3
2001	516.1	182.5	281.5
Americas			
2003	106.2	2.4	70.1
2002	104.2	(8.0)	70.9
2001	103.4	(22.2)	100.0
Asia-Pacific			
2003	86.6	3.4	27.4
2002	102.1	(2.8)	27.8
2001	111.0	0.1	26.3
Total			
2003	1,543.8	416.9	675.3
2002	1,577.7	405.3	722.3
2001	1,543.2	377.3	773.2

(1) EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortization.

6. SCOPE OF CONSOLIDATION

6.1. IDENTITY OF PARENT COMPANY

As of December 31, 2003, 69.52% of the share capital of JCDecaux SA was owned by JCDecaux Holding.

6.2. LIST OF CONSOLIDATED COMPANIES

Consolidated companies as of December 31, 2003

Company	Country	% interest	Consolidation method	% control
Street Furniture				
JCDECAUX SA	France	100.00	F	100.00
JCDECAUX MOBILIER URBAIN	France	100.00	F	100.00
SOPACT	France	50.00	F	50.00
SEMUP	France	100.00	F	100.00
DPE	France	100.00	F	100.00
SOMUPI	France	66.00	F	66.00
ACM GmbH	Germany	100.00	F	100.00
JCD STADTMOBLIERUNG GmbH	Germany	100.00	F	100.00
JCD DEUTSCHLAND GmbH	Germany	100.00	F	100.00
GEORG ZACHARIAS GmbH	Germany	50.00	F	50.00
RGS	Germany	25.00	F	50.00
DSM DECAUX	Germany	50.00	F	50.00
KLETT DECAUX GmbH	Germany	100.00	F	100.00
NÜREMBERG	Germany	35.00	EM	35.00
ILG AUSSENWERBUNG ZACHARIAS GmbH	Germany	10.00	EM	20.00
ILG AUSSENWERBUNG GmbH	Germany	50.00	F	50.00
WALL AG	Germany	35.00	EM	35.00
JCD UK	United Kingdom	100.00	F	100.00
JCD ARGENTINE	Argentina	99.93	F	99.93
JCD STREET FURNITURE PTY LTD	Australia	100.00	F	100.00
JCDECAUX AUSTRALIA PTY LTD	Australia	100.00	F	100.00
AQMI	Austria	33.50	IP	50.00
JCD BELGIQUE	Belgium	100.00	F	100.00
ACM SA	Belgium	100.00	F	100.00
JCD DO BRASIL	Brazil	100.00	F	100.00
JCD SALVADOR	Brazil	100.00	F	100.00
VIACOM OUTDOOR JCDECAUX STREET FURNITURE CANADA LTD	Canada	50.00	IP	50.00
IP DECAUX	Korea	50.00	IP	50.00
AFA JCDECAUX	Denmark	50.00	F	50.00
MOBILIARIO URBANO	Spain	100.00	F	100.00

Company	Country	% interest	Consolidation method	% control
JCDECAUX ATLANTIS	Spain	85.00	F	85.00
JCDECAUX & SIGN SA	Spain	100.00	F	100.00
PLANIGRAMA	Spain	100.00	F	100.00
UNICOM EESTI OU	Estonia	50.00	IP	50.00
JCDECAUX NEW-YORK Inc	United States	70.00	F	70.00
JCDECAUX UNITED SAN FRANCISCO LLC	United States	100.00	F	100.00
JCDECAUX MALLSCAPE LLC	United States	100.00	F	100.00
JCDECAUX CHICAGO LLC	United States	100.00	F	100.00
JCDECAUX NEW YORK LLC	United States	100.00	F	100.00
VIACOM DECAUX STREET FURNITURE, LLC	United States	50.00	IP	50.00
JCD NORTH AMERICA Inc	United States	100.00	F	100.00
WALL HOLDINGS Inc	United States	50.00	EM	50.00
WALL USA Inc	United States	50.00	EM	50.00
JCDECAUX FINLAND Oy	Finland	100.00	F	100.00
AFA JCD ICELAND	Iceland	50.00	F	100.00
MCDECAUX Inc (1)	Japan	60.00	IP	60.00
UNICOM BALTIC SIA	Latvia	50.00	IP	50.00
UNICOM BALTIC UAB	Lithuania	50.00	IP	50.00
JCD LUXEMBOURG	Luxembourg	100.00	F	100.00
JCD GROUPE SERVICES	Luxembourg	100.00	F	100.00
JCD NEDERLAND BV	The Netherlands	50.00	F	50.00
V.K.M. BV	The Netherlands	50.00	F	50.00
UNIVIER COMMUNICATIONS BV	The Netherlands	50.00	IP	50.00
JCD PORTUGAL LDA	Portugal	100.00	F	100.00
PURBE LDA	Portugal	100.00	F	100.00
JCDECAUX MESTSKY MOBILIAR	Czech Rep.	100.00	F	100.00
ALMA QUATTRO	Serbia	33.50	IP	50.00
JCD SINGAPOUR PTE LTD	Singapore	100.00	F	100.00
JCD PEARL AND DEAN PTE LTD	Singapore	100.00	F	100.00
JCD SLOVAQUIE	Slovaquia	100.00	F	100.00
JCDECAUX SVERIGE	Sweden	98.23	F	98.23
JCDECAUX THAILAND LTD	Thailand	95.15	F	95.15
JCDECAUX URUGUAY	Uruguay	100.00	F	100.00

(1) The MCDecaux company (Japan) is consolidated under the proportional method according to the joint management with the partner of the Group.

Company	Country	% interest	Consolidation method	% control
Billboard				
AVENIR FRANCE SA	France	100.00	F	100.00
AGUESSEAU	France	100.00	F	100.00
JCD PUBLICITE LUMINEUSE	France	100.00	F	100.00
MILLS AND ALLEN HOLDINGS	United Kingdom	100.00	F	100.00
MILLS AND ALLEN GROUP	United Kingdom	100.00	F	100.00
JCD MEDIA SERVICES	United Kingdom	100.00	F	100.00
GROUPE MARGINHELP	United Kingdom	100.00	F	100.00
MILLS AND ALLEN LTD	United Kingdom	100.00	F	100.00
JCD UNITED LTD	United Kingdom	100.00	F	100.00
PEARL AND DEAN GROUP PTY LTD	Australia	100.00	F	100.00
GEWISTA MbH	Austria	67.00	F	67.00
EUROPLAKAT INTERNATIONAL MbH	Austria	33.50	IP	50.00
PROGRESS AUSSENWERBUNG GmbH SLBG	Austria	67.00	F	100.00
PROGRESS WERBELAND GMBH	Austria	34.17	F	51.00
ISPA WERBEGES MbH	Austria	67.00	F	100.00
USP WERBEGES MbH	Austria	50.25	F	75.00
JCDECAUX INVEST HOLDING GmbH	Austria	100.00	F	100.00
JCDECAUX SUB INVEST HOLDING GmbH	Austria	100.00	F	100.00
JCDECAUX CENTRAL EASTERN EUROPE GmbH	Austria	100.00	F	100.00
BELGOPOSTER	Belgium	100.00	F	100.00
AFFICHAGE NOUVEL ESSOR NV	Belgium	61.15	F	61.15
JCD PUBLICITE LUMINEUSE NV	Belgium	100.00	F	100.00
EUROPLAKAT DOO (BANJA LUKA)	Bosnia	23.45	IP	50.00
EUROPLAKAT DOO (SARAJEVO)	Bosnia	23.45	IP	50.00
EUROPLAKAT-PROREKLAM DOO	Croatia	17.09	IP	50.00
JCD ESPAÑA	Spain	100.00	F	100.00
JCD PUBLICIDAD LUMINOSA	Spain	100.00	F	100.00
AVENIR BUDAPEST SARL	Hungary	18.43	IP	50.00
JCD NEONLIGHT BUDAPEST KFT	Hungary	27.47	IP	50.00
EUROPLAKAT KFT	Hungary	22.78	IP	50.00
PERON REKLAM KFT	Hungary	5.70	EM	25.00
JCD IRELAND NORTH	Ireland	100.00	F	100.00
DAVID ALLEN POSTER SITES	Ireland	100.00	F	100.00
SOLAR SUMMERBROOK	Ireland	100.00	F	100.00
JCD IRELAND	Ireland	100.00	F	100.00

Company	Country	% interest	Consolidation method	% control
IGP DECAUX AFFICHAGE	Italy	32.35	IP	32.35
EUROPOSTER BV	The Netherlands	100.00	F	100.00
JCD NEONLIGHT POLSKA	Poland	60.00	F	60.00
RED PORTUGUESA S.A.	Portugal	92.77	F	92.77
PLACA, LDA	Portugal	100.00	F	100.00
CENTECO, LDA	Portugal	70.00	F	70.00
AUTEDOR, LDA	Portugal	51.00	F	51.00
GREEN, LDA	Portugal	53.63	F	55.00
RED LITORAL, LDA	Portugal	69.57	F	75.00
AVENIR PRAHA SARL	Czech Rep.	90,00	F	90,00
AUSSENW.TSCHECH.-SLOW.BETEILIG	Czech Rep.	67.00	F	100.00
EUROPLAKAT SP SRO	Czech Rep.	67.00	F	100.00
EUROPLAKAT USTI NAD LABEM	Czech Rep.	67.00	F	100.00
EUROPLAKAT INTERWERB SP SRO	Czech Rep.	67.00	F	100.00
EUROPLAKAT YU DOO	Serbia	26.80	IP	50.00
ISPA SPOL SRO BRATISLAVA	Slovakia	67.00	F	100.00
INREKLAM PROGRESS DOO	Slovenia	16.41	IP	50.00
PROREKLAM-EUROPLAKAT DOO	Slovenia	16.41	IP	50.00
SLOVENIJA PLAKAT DOO	Slovenia	8.37	IP	50.00
AFFICHAGE HOLDING	Switzerland	30.00	EM	30.00
Transport				
JCD AIRPORT FRANCE	France	100.00	F	100.00
RCI	France	100.00	F	100.00
MEDIA FRANKFURT	Germany	39.00	IP	39.00
JCD AIRPORT GmbH	Germany	100.00	F	100.00
JCD AIRPORT LTD	United Kingdom	100.00	F	100.00
PEARL AND DEAN PUBLISHING PTY LTD	Australia	100.00	F	100.00
INFO SCREEN AUSTRIA GES. MbH	Austria	67.00	F	100.00
JCD CHILI	Chile	100.00	F	100.00
JCD AIRPORT S.A.	Spain	100.00	F	100.00
JCDECAUX AIRPORT Inc	United States	100.00	F	100.00
JCD TRANSPORT INTERNATIONAL LLC	United States	100.00	F	100.00
JCD PEARL & DEAN LTD HK	Hong Kong	100.00	F	100.00
I.G.P. DECAUX	Italy	32.35	IP	32.35
ADR ADVERTISING	Italy	24.10	IP	32.35

Company	Country	% interest	Consolidation method	% control
Billboard				
AVENIR FRANCE SA	France	100.00	F	100.00
AGUESSEAU	France	100.00	F	100.00
JCD PUBLICITE LUMINEUSE	France	100.00	F	100.00
MILLS AND ALLEN HOLDINGS	United Kingdom	100.00	F	100.00
MILLS AND ALLEN GROUP	United Kingdom	100.00	F	100.00
JCD MEDIA SERVICES	United Kingdom	100.00	F	100.00
GROUPE MARGINHELP	United Kingdom	100.00	F	100.00
MILLS AND ALLEN LTD	United Kingdom	100.00	F	100.00
JCD UNITED LTD	United Kingdom	100.00	F	100.00
PEARL AND DEAN GROUP PTY LTD	Australia	100.00	F	100.00
GEWISTA MbH	Austria	67.00	F	67.00
EUROPLAKAT INTERNATIONAL MbH	Austria	33.50	IP	50.00
PROGRESS AUSSENWERBUNG GmbH SLBG	Austria	67.00	F	100.00
PROGRESS WERBELAND GMBH	Austria	34.17	F	51.00
ISPA WERBEGES MbH	Austria	67.00	F	100.00
USP WERBEGES MbH	Austria	50.25	F	75.00
JCDECAUX INVEST HOLDING GmbH	Austria	100.00	F	100.00
JCDECAUX SUB INVEST HOLDING GmbH	Austria	100.00	F	100.00
JCDECAUX CENTRAL EASTERN EUROPE GmbH	Austria	100.00	F	100.00
BELGOPOSTER	Belgium	100.00	F	100.00
AFFICHAGE NOUVEL ESSOR NV	Belgium	61.15	F	61.15
JCD PUBLICITE LUMINEUSE NV	Belgium	100.00	F	100.00
EUROPLAKAT DOO (BANJA LUKA)	Bosnia	23.45	IP	50.00
EUROPLAKAT DOO (SARAJEVO)	Bosnia	23.45	IP	50.00
EUROPLAKAT-PROREKLAM DOO	Croatia	17.09	IP	50.00
JCD ESPAÑA	Spain	100.00	F	100.00
JCD PUBLICIDAD LUMINOSA	Spain	100.00	F	100.00
AVENIR BUDAPEST SARL	Hungary	18.43	IP	50.00
JCD NEONLIGHT BUDAPEST KFT	Hungary	27.47	IP	50.00
EUROPLAKAT KFT	Hungary	22.78	IP	50.00
PERON REKLAM KFT	Hungary	5.70	EM	25.00
JCD IRELAND NORTH	Ireland	100.00	F	100.00
DAVID ALLEN POSTER SITES	Ireland	100.00	F	100.00
SOLAR SUMMERBROOK	Ireland	100.00	F	100.00
JCD IRELAND	Ireland	100.00	F	100.00

Company	Country	% interest	Consolidation method	% control
IGP DECAUX AFFICHAGE	Italy	32.35	IP	32.35
EUROPOSTER BV	The Netherlands	100.00	F	100.00
JCD NEONLIGHT POLSKA	Poland	60.00	F	60.00
RED PORTUGUESA S.A.	Portugal	92.77	F	92.77
PLACA, LDA	Portugal	100.00	F	100.00
CENTECO, LDA	Portugal	70.00	F	70.00
AUTEDOR, LDA	Portugal	51.00	F	51.00
GREEN, LDA	Portugal	53.63	F	55.00
RED LITORAL, LDA	Portugal	69.57	F	75.00
AVENIR PRAHA SARL	Czech Rep.	90,00	F	90,00
AUSSENW.TSCHECH.-SLOW.BETEILIG	Czech Rep.	67.00	F	100.00
EUROPLAKAT SP SRO	Czech Rep.	67.00	F	100.00
EUROPLAKAT USTI NAD LABEM	Czech Rep.	67.00	F	100.00
EUROPLAKAT INTERWERB SP SRO	Czech Rep.	67.00	F	100.00
EUROPLAKAT YU DOO	Serbia	26.80	IP	50.00
ISPA SPOL SRO BRATISLAVA	Slovakia	67.00	F	100.00
INREKLAM PROGRESS DOO	Slovenia	16.41	IP	50.00
PROREKLAM-EUROPLAKAT DOO	Slovenia	16.41	IP	50.00
SLOVENIJA PLAKAT DOO	Slovenia	8.37	IP	50.00
AFFICHAGE HOLDING	Switzerland	30.00	EM	30.00
Transport				
JCD AIRPORT FRANCE	France	100.00	F	100.00
RCI	France	100.00	F	100.00
MEDIA FRANKFURT	Germany	39.00	IP	39.00
JCD AIRPORT GmbH	Germany	100.00	F	100.00
JCD AIRPORT LTD	United Kingdom	100.00	F	100.00
PEARL AND DEAN PUBLISHING PTY LTD	Australia	100.00	F	100.00
INFO SCREEN AUSTRIA GES. MbH	Austria	67.00	F	100.00
JCD CHILI	Chile	100.00	F	100.00
JCD AIRPORT S.A.	Spain	100.00	F	100.00
JCDECAUX AIRPORT Inc	United States	100.00	F	100.00
JCD TRANSPORT INTERNATIONAL LLC	United States	100.00	F	100.00
JCD PEARL & DEAN LTD HK	Hong Kong	100.00	F	100.00
I.G.P. DECAUX	Italy	32.35	IP	32.35
ADR ADVERTISING	Italy	24.10	IP	32.35

Company	Country	% interest	Consolidation method	% control
JCD PEARL AND DEAN SDN BHD	Malaysia	100.00	F	100.00
JCD NORGE AS	Norway	97.34	F	100.00
APS POLSKA	Poland	100.00	F	100.00
JCD AIRPORT PORTUGAL S.A.	Portugal	85.00	F	85.00
RENCAR PRAHA AS	Czech Rep.	48.24	F	72.00
RENCAR MEDIA SRO	Czech Rep.	48.24	F	100.00
JCD ASIA SINGAPORE PTE LTD	Singapore	100.00	F	100.00
XPOMERA	Sweden	77.60	F	79.00

Note: F = Full integration PI = Proportional Integration EM = Equity Method

7. SUBSEQUENT EVENTS

In January 2004, JCDecaux SA fully repaid the outstanding amount under Tranche A of its syndicated facility set-up in 2000, by using its cash and cash equivalents and drawing funds from its credit line set-up in 2003.

In February 2004, JCDecaux SA increased its credit line set-up in 2003 from €550 million to €665 million and cancelled €399.4 million of Tranche B of its syndicated facility set-up in 2000 out of the €102.2 million total amount.

In March, 2004, in order to reinforce its strategic partnership with the company Unicom, number one in the market of outdoor communication in the Baltic region, JCDecaux increased its shareholding from 50% to 75%. The impact on the Group's turnover will represent an increase of around €2 million in 2004.

Supplementary note to the "Notes to the consolidated financial statements":

- The Company has not opted for the early application of Regulation No. 2002-10 of the Committee on Accounting Regulations.
- As of December 31, 2002, a review of the value of assets, in conformity with the same principles used in 2003, did not result in any depreciation for loss of value.

Statutory Auditors' Report
on the Consolidated Financial Statements

The following report is a free English translation, for convenience purposes only, of the French language report. Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilised by the statutory auditors in France with respect to financial statements included in a "Document de reference" may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors' report of which a translation for convenience purposes only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

We draw your attention to the new requirement under the August 1, 2003 French financial security act that states that auditors explain their assessments in their reports on the financial statements of all French companies. Such explanations are required for all reports, whether or not qualified.

To the shareholders of JCDecaux S.A.,

In our capacity as Statutory Auditors, appointed by your shareholders' meeting, we hereby report to you on the audit of the accompanying consolidated financial statements of JCDecaux S.A. as of December 31, 2003.

These consolidated financial statements have been approved by the Executive Board. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of JCDecaux S.A. and its consolidated subsidiaries at December 31, 2003, and the results of their operations for the year then ended, in conformity with accounting principles generally accepted in France.

Without qualifying our opinion expressed hereabove, we draw your attention to Note 1.1. to the consolidated financial statements disclosing the change in accounting method regarding the valuation and accounting treatment of pension commitments and other long-term employee benefits in accordance with Recommendation No. 2003-R.01 of the French National Institute of Accountants *(Conseil national de la comptabilité)* dated April 1, 2003.

Justification of our assessments

In accordance with the provisions of Article L.225-235 of the French Code of Commerce relating to the justification of our assessments, which came into effect for the first time this year, we bring to your attention the following matters:

As specified in Note 1.8. to the consolidated financial statements, JCDecaux's Management carries out a valuation of its tangible, intangible fixed assets and goodwill based on the prospects of future profitability.

In compliance with French professional standards applicable to accounting estimates, we analysed the data and assumptions used to make these estimates, notably relating to the calculation of the fair value of these assets to be used as a comparison with their book value. The fair value is assessed for each business segment on the basis, in particular, of cash-flow forecasts prepared by the Group. We have assessed that these estimates are reasonable.

Our assessments on these matters were made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the development of the unqualified audit opinion expressed in the first part of this report.

Specific procedure prescribed by law

We have also reviewed the information contained in the Group Management Report in accordance with professional standards applied in France.

We have nothing to report with respect to its fairness and its consistency with the consolidated financial statements.

March 16, 2004

The Statutory Auditors

Claude Chezaud
FIDUCIAIRE REVISUNION
Statutory Auditors
Membre de la compagnie régionale de Paris
169, boulevard Malesherbes

Gilles Galippe
BARBIER FRINAULT & AUTRES
ERNST & YOUNG
Statutory Auditors
Membre de la compagnie régionale de Versailles

This document was produced by JCDecaux's Communications Department
and Corporate Finance Division/Investor Relations and Financial Communications Department

JCDecaux
17, rue Soyer
92200 Neuilly-sur-Seine
Tél. : +33(0) 1 30 79 79 79
www.jcdecaux.fr

Designed and produced by: Young & Rubicam Publishing
Photo credits: Marc Augé, Bruno Delessard, Isabelle Lévy.
Cover: Per Arnoldi.

JCDecaux

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